Exhibit 99.1

TELESYSTEM
INTERNATIONAL WIRELESS
INC.

Notice of Special
Meeting of
Shareholders
and Information
Circular with respect to
the Arrangement of
Telesystem
International
Wireless Inc.

Our special meeting of shareholders will be held at
11:00 a.m. (Eastern time) on Thursday, May 19, 2005
at the Fairmont The Queen Elizabeth, 900 René-
Lévesque Blvd. West, Montreal, Québec.
As a shareholder of TIW, you have the right to vote
your shares, either by proxy or in person at the
meeting.
This document explains the arrangement proposal
you will be voting on and how to exercise your right
to vote your shares. Please read it carefully.

April 18, 2005

April 18, 2005

Dear Shareholders:

You are invited to join us at Telesystem International Wireless Inc.'s special meeting of common shareholders that has been called to consider a proposed arrangement under the Canada Business Corporations Act.

The arrangement includes the proposed sale by our subsidiary, Telesystem International Wireless Corporation N.V., to Vodafone International Holdings B.V. of our indirect interest in ClearWave N.V., being all or substantially all of TIW's assets, for approximately US$3.5 billion (subject to adjustments) and the assumption of net debt of approximately US$950 million (as at December 31, 2004).

In addition, the arrangement contemplates the liquidation of TIW. After closing, we will repatriate the net cash of our subsidiaries and then distribute to our shareholders all our net cash. TIW intends to continue to have its common shares publicly traded until distribution of all or substantially all of its assets. We will then cancel our common shares. The arrangement further contemplates the ultimate dissolution of TIW. Using the arrangement provisions of the Canada Business Corporations Act is an appropriate way for a solvent public company, such as TIW, to proceed in the circumstances with an orderly liquidation.

Certain of our shareholders (namely, certain affiliates of J.P. Morgan Partners, LLC, Caisse de dépôt et placement du Québec and its affiliate, Capital d'Amérique CDPQ inc., and certain affiliates of AIG Emerging Europe Infrastructure Fund L.P.) representing in total approximately 33.6% of our outstanding share capital have agreed to support and vote their common shares in favour of the sale and not to solicit any competing transaction.

The net proceeds from the sale along with net cash at TIW at closing, expected to equate to US$16 per fully-diluted common share, represented as of March 14, 2005, a premium of 21.3% over the three-month average and a 43% premium over our common share price on December 31, 2004. Moreover, the sale to Vodafone is for cash and will provide you with the opportunity to monetize fully your investment in TIW. The sale is not subject to any financing condition and Vodafone has indicated that it intends to finance the acquisition from Vodafone Group's cash resources.

Each of Lazard Fr`eres & Co. LLC, our financial advisor, and Lehman Brothers Inc., the independent financial advisor of our board of directors, has delivered a written opinion stating that, as of March 15, 2005 and subject to the assumptions, qualifications and limitations set forth therein, the aggregate cash consideration in the proposed sale was fair to our selling subsidiary, from a financial point of view.

After careful consideration, our board of directors concluded that the arrangement is fair and in the best interests of TIW and our shareholders and is recommending that the shareholders vote FOR the special resolution approving the plan of arrangement put forth at the meeting.

Sincerely,

Bruno Ducharme
Chairman of the Board and
Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Telesystem International Wireless Inc. (''TIW'', the ''Company'' or ''we'' and, where the context requires, its subsidiaries) will be held at the Fairmont The Queen Elizabeth, 900 René-Lévesque Blvd. West, in Montreal, Québec, on Thursday, May 19, 2005 at 11:00 a.m. (Eastern time). At the meeting, shareholders will be asked to:

(1) consider and, if thought advisable, adopt, with or without variation, a special resolution (the ''Arrangement Resolution'') approving a plan of arrangement (the ''Plan of Arrangement'') under section 192 of the Canada Business Corporations Act pursuant to orders of the Superior Court of Québec to permit the Company to (i) complete the sale by Telesystem International Wireless Corporation N.V. of its interest in ClearWave N.V. pursuant to the framework agreement (as amended and restated on April 18, 2005) and the share sale and purchase agreement entered into with Vodafone International Holdings B.V. on March 15, 2005; (ii) proceed with its liquidation, including the repatriation of the net cash of its subsidiaries and then distribute to its shareholders its net cash; (iii) allow the common shares to be publicly traded and, upon substantial distribution, cancel its common shares; and (iv) proceed with the final distribution of its assets and be dissolved;

(2) transact such other business as may be properly brought before the meeting.

The full text of the Arrangement Resolution is reproduced in Appendix C and the proposed Plan of Arrangement is reproduced in Appendix F. Also enclosed are the information circular and a form of proxy.

If you cannot attend the special meeting, please vote in accordance with instructions contained in the enclosed form of proxy by no later than 5:00 p.m. (Montreal time) on May 18, 2005.

DATED at Montreal, Québec, Canada, this 18th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Margriet Zwarts
Secretary

TELESYSTEM INTERNATIONAL WIRELESS INC.
1250 René-Levesque Blvd. West, 38th floor
Montreal, Québec, Canada H3B 4W8

SUMMARY	1	Regulatory Matters	32
		Interest of Directors and Senior Officers in
INFORMATION CONTAINED IN THIS		the Arrangement	33
CIRCULAR	8	THE FRAMEWORK AGREEMENT	35
NOTICE TO UNITED STATES		Purpose of the Framework Agreement	35
SHAREHOLDERS	8	Plan of Arrangement and Distribution to
GLOSSARY OF TERMS	8	Shareholders	35
EXCHANGE RATE INFORMATION	13	Adjustments to Purchase Price	35
INFORMATION CONCERNING THE		Conduct of business	35
SPECIAL MEETING	15	Representations and Warranties	35
Who is soliciting my proxy?	15	Covenants of TIW regarding Non-Solicitation	36
How are proxies solicited?	15	Covenants of Vodafone regarding a Standstill
What will I be voting on?	15	Period	36
How will the Arrangement Resolution be		Termination Fee	37
decided at the meeting?	15	Termination	38
How many votes do I have?	15	THE SHARE PURCHASE AGREEMENT	38
How many shares are entitled to vote?	15	General Purpose of the Share Purchase
Who are the principal shareholders of TIW?	15	Agreement	38
How do I vote?	15	Conditions Precedent to Closing	39
How do I vote by proxy?	15	Covenants of TIW	39
Proxy voting options	16	Representations and Warranties	39
How will my proxy be voted?	16	Indemnification and Insurance	39
What if there are amendments or if other		Termination and Breach	40
matters are brought before the Special	16
Meeting?		CERTAIN INCOME TAX
What if I change my mind and want to		CONSIDERATIONS	41
revoke my proxy?	16	Certain Canadian Federal Income Tax
Who counts the votes?	16	Considerations	41
Is my vote confidential?	17
How can a non-registered or beneficial		Certain U.S. Federal Income Tax
shareholder vote?	17	Considerations	45
How can a non-registered shareholder vote in
person at the meeting?	17	INFORMATION CONCERNING TIW	51
Whom can I call if I need more information		Documents Incorporated by Reference	51
or have questions?	18	ADDITIONAL INFORMATION	51
THE ARRANGEMENT	18	Directors' approval	51
Overview	18	APPENDIX ''A'' OPINION OF LAZARD
Plan of Distribution	18	FRERES & CO. LLC `	A-1
Background for the Transaction and the		APPENDIX ''B'' OPINION OF LEHMAN
Arrangement	21	BROTHERS INC	B-1
Deliberations and Recommendations of the		APPENDIX ''C'' ARRANGEMENT
Board	25	RESOLUTION	C-1
Reasons for the Transaction and the		APPENDIX ''D'' APPLICATION FOR
Arrangement	26	INTERIM AND FINAL ORDERS AND
Opinion of Lazard	28	NOTICE OF PRESENTATION OF THE
Opinion of Lehman Brothers	28	FINAL ORDER	D-1
Approval of the Transaction by TAC and		APPENDIX ''E'' INTERIM ORDER	E-1
TIWC	29	APPENDIX ''F'' PLAN OF
Plan of Arrangement	29	ARRANGEMENT	F-1
Court Approval of the Arrangement	30	APPENDIX ''G'' UNAUDITED PRO
Payment of ESD	31	FORMA BALANCE SHEET	G-1
Shareholders Approval of the Arrangement	31	APPENDIX ''H'' AMENDED AND
Support Agreements	31	RESTATED FRAMEWORK
Shareholders Rights of Dissent	32	AGREEMENT	H-1
Stock Exchange Listings and Status as a		APPENDIX ''I'' SHARE SALE AND
Reporting Issuer	32	PURCHASE AGREEMENT	I-1

i

SUMMARY

The following is a summary of the content of this information circular (the ''Circular''). This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular. Shareholders should read the entire Circular, including the Appendices. References in this Circular to $ are to United States dollars and references to C$ are to Canadian dollars. Certain capitalized terms used in this summary and in the Circular are defined in the Glossary of Terms contained on pages 8 to 12 of the Circular.

Special Meeting

The Special Meeting will be held at the Fairmont The Queen Elizabeth, 900 René-Lévesque Blvd. West, Montreal, Québec, Canada on Thursday, May 19, 2005 at 11:00 a.m. (Eastern time). At the Special Meeting, the Shareholders will be asked to consider and, if thought advisable, to adopt, with or without variation, the Arrangement Resolution, the full text of which is set forth in Appendix C to this Circular.

Overview (see page 18)

On March 15, 2005, we announced the execution of definitive agreements with Vodafone for the sale of our indirect interest in ClearWave, being all or substantially all of the TIW Group's assets, for a cash consideration of approximately $3.5 billion (subject to adjustments) and the assumption of net debt of approximately $950 million (as at December 31, 2004). The net proceeds from the Transaction along with other net cash at Closing are intended to be distributed to Shareholders pursuant to the Plan of Arrangement.

The Arrangement is intended to allow the Company to (i) complete the Transaction pursuant to the Framework Agreement and the Share Purchase Agreement; (ii) proceed with its liquidation, including the repatriation of net cash from its Subsidiaries and the distribution of its net cash to Shareholders (or Former Shareholders following cancellation of Common Shares); (iii) allow the Common Shares to continue to be publicly traded until distribution of all or substantially all of its net assets; (iv) provide for the cancellation of its Common Shares; and (v) proceed with the Final Distribution and be dissolved.

Plan of Distribution (see page 18)

Overview

The net proceeds from the Transaction along with TIW Group's other net cash at Closing are expected to equate to $16 per fully-diluted Common Share and will be, following Closing, distributed by the Seller to its parent company, which will in turn distribute to TIW substantially all of such proceeds. The distributed proceeds along with most of TIW's other net cash will be converted into Canadian dollars after Closing. The Target Return will then be expressed as a Canadian dollar amount. From Closing, the U.S. dollar value of our assets and our Common Shares will therefore fluctuate as a function of variations in the exchange rate between the U.S. dollar and the Canadian dollar. All Distributions will be made in Canadian dollars. The maximum amount to be distributed to our Shareholders will equate to the Target Return plus Investment Income.

Timing of Closing and Distributions

On the assumption that conditions precedent to Closing are completed in accordance with current expectations as to timing, including the receipt of regulatory approvals, Closing is currently expected to occur in June 2005. In parallel, TIW intends to seek Court approval to run the Claims Process for a period of 45 to 60 days from the Approval Order. By way of illustrative timetable and subject to the risks associated with Distributions described below, (i) the Claims Process could be completed by the end of July 2005; (ii) the Court order to authorize the First Distribution would become final by the end of August 2005; (iii) a record date for payment could be set for the first week of September 2005; and (iv) payment would be made by the third week of September 2005. The Final Distribution is expected to occur not earlier than 12 to 24 months from Closing.

Risks Associated with Distributions

In the First Distribution, the Company intends to distribute to Shareholders substantially all of the Target Return and the Investment Income. Our Board, and then the Court, will need to be satisfied that during the period from Closing to dissolution, the Company maintains appropriate reserves to cover liabilities and contingent liabilities. The amount of such reserves, as fixed by our Board from time to time and subject to Court approval, will determine the amount of the Distributions, including the First Distribution. Should the net cash distributed as the First Distribution be less than the Target Return, the Company will, where appropriate and prudent, apply to the Court for Subsequent Distributions, such as for the amount withheld to cover any potential tax liability if and when appropriate notice of assessment or clearance certificates, as deemed applicable or required, have been obtained.

TIW can give no assurance as to the total amount and timing of Distributions. Pursuant to the Framework Agreement and the Arrangement, the aggregate amount of all Distributions to our Shareholders is expected to equate to, but can not exceed, the Target Return plus Investment Income. Any excess over the Target Return, other than the Investment Income, will be returned to Vodafone as a reduction of the Purchase Price. In addition, the Framework Agreement provides for adjustments in certain circumstances. To the extent that the actual results as to among others (i) transaction, liquidation and other costs, (ii) net cash at Closing, and (iii) unidentified Claims, are different from estimates made at the time the Framework Agreement was executed, Shareholders may receive less than the Target Return per fully-diluted Common Share if the upward adjustment of up to $18 million under the Framework Agreement is insufficient to compensate for differences between actual results and the estimates made at the time the Framework Agreement was executed.

There can be no assurance that the Common Shares will continue to be listed on the TSX or Nasdaq until the Distributions are completed. Although the Company will seek an alternative listing should the Common Shares be delisted from their current markets, there can be no assurance that such an alternative market will provide appropriate liquidity for the Shareholders. In the event such alternative market does not qualify as a prescribed stock exchange, Non-Resident Shareholders (as such term is defined under the heading ''Certain Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Non-Residents of Canada'') may be subject to additional requirements under the Income Tax Act (Canada) on the sale, redemption, cancellation and other disposition of their Common Shares. See ''Certain Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Non-Residents of Canada''.

Background for the Transaction and the Arrangement (see page 21)

The Transaction is the outcome of discussions between the TIW Group and the Vodafone Group over several years, of interaction with various other parties including potential partners over the past 12 months, and of a strategic review of the TIW Group's prospects by management and the Board conducted over the months of November and December 2004, following the completion of an extensive balance sheet restructuring and corporate simplification process over the past three and a half years.

Deliberations and Recommendations of the Board (see page 25)

Following the review with management, the Company's financial and legal advisors and the Board's independent financial and legal advisors, the Board deliberated and concluded that the terms of the Arrangement were in the best interests of TIW and the Shareholders. Accordingly, the Board (with the exception of those members who declared their interest and abstained from voting) approved the filing of an application for the Interim Order, approved the Arrangement, approved this Circular and recommend that Shareholders vote in favour of the Arrangement Resolution authorizing the Arrangement (including the Transaction forming part of the Arrangement).

Reasons for the Transaction and the Arrangement (see page 26)

In reaching its conclusions, the Board, in consultation with management, the Company's financial and legal advisors as well as its independent financial and legal advisors, considered a number of factors, including:
  The background for the Transaction referred to above.
  The potential risks associated with continuing to execute the MobiFon and Oskar business plans and to operate these companies as independent entities are significant in the medium term.

  In recent years, Central and Eastern European countries have increasingly been sought after by investors given the perceived strong fundamental growth prospects, coupled with the reduction in the perceived disparity of risk between Western, Central and Eastern Europe.

  The Board received written opinions from each of Lazard, as financial advisor to TIW, and Lehman Brothers, as financial advisor to the Board, each to the effect that, as of March 15, 2005 and subject to the limitations, qualifications and assumptions set forth therein, the consideration of $3,472 million, subject to certain adjustments, in the Transaction was fair to the Seller from a financial point of view.

  The net proceeds from the sale plus the existing net cash at Closing are expected to equate to a price of $16 per fully-diluted Common Share, which represented on March 14, 2005 a premium of 21.3% over the three-month average and a 43% premium over the Common Share price on December 31, 2004.

  The Transaction with Vodafone is for cash and therefore provides Shareholders with the opportunity to monetize fully their investments in TIW. The Transaction is not subject to any financing condition and Vodafone has indicated that it intends to finance the acquisition from Vodafone Group's cash resources.

  The Transaction is only subject to (i) Shareholder approval, (ii) Court approval and (iii) customary conditions, including the receipt of all necessary regulatory approvals under the relevant competition legislation.

  Under and subject to the conditions in the Framework Agreement, the Board can fulfill its fiduciary duties by considering and approving or recommending a Superior Proposal. In such circumstances, among others, TIW has agreed to pay to Vodafone a termination fee of $110 million.

  The Supporting Shareholders, representing in total approximately 33.6% of the outstanding share capital of TIW, have agreed to support and vote their Common Shares in favour of the Transaction and not to solicit any competing transaction.

  In order to be effective, the Arrangement is subject to (i) the approval by not less than two-thirds of the votes cast by the Shareholders present at the Special Meeting or represented by proxy, which is the highest level of approval under the CBCA, and (ii) Court approval of the Arrangement after considering the fairness of the Arrangement to the Shareholders.

  TIW believes that the structure of the Transaction as a statutory arrangement under the CBCA is preferable over other structures for a number of reasons. These include (i) the result contemplated by the implementation of the Framework Agreement and the Share Purchase Agreement requires several complex and interrelated steps all of which must be completed in order for TIW to fulfill its obligations pursuant to the Framework Agreement and the Share Purchase Agreement, and which, without the Arrangement, would require TIW to seek the approval of the Shareholders on numerous occasions thereby causing uncertainty and delays which are contrary to the terms of the Framework Agreement and the Share Purchase Agreement, and (ii) the liquidation and dissolution of an active public company, such as TIW, with numerous Shareholders in a variety of jurisdictions is impracticable pursuant to the liquidation and dissolution procedure of the CBCA.

Opinion of Lazard (see page 28)

TIW retained Lazard and Lazard & Co., Limited, an affiliate of Lazard, to provide financial advice to it and to the Board with respect to the Transaction. TIW selected Lazard and Lazard & Co., Limited to act as its financial advisors based on their qualifications, experience and reputation and their knowledge of the business and affairs of TIW. Lazard delivered to the Board a written opinion on March 15, 2005 that, as of such date and based upon and subject to factors and assumptions set forth in the opinion, the consideration of $3,472 million, subject to certain adjustments, to be paid to the Seller in the Transaction was fair to the Seller from a financial point of view.

This summary of the Opinion of Lazard is qualified by reference to the full text of the opinion set out in Appendix A to this Circular, and Shareholders are urged to, and should, read the opinion carefully and in its entirety.

Opinion of Lehman Brothers (see page 28)

At the request of the Board, TIW retained Lehman Brothers to provide financial advice to the Board with respect to the Transaction. The Board selected Lehman Brothers to act as the Board's financial advisor based on Lehman Brothers' qualifications, experience and reputation and its knowledge of the business and affairs of TIW.

Lehman Brothers delivered to the Board a written opinion on March 15, 2005 that, as of such date and based upon and subject to considerations and assumptions set forth in the opinion, the consideration of $3,472 million, subject to certain adjustments, to be received by the Seller in the Transaction was fair from a financial point of view to the Seller.

This summary of the Opinion of Lehman Brothers is qualified by reference to the full text of the opinion set out in Appendix B to this Circular and Shareholders are urged to, and should, read Lehman Brothers' opinion carefully and in its entirety.

Plan of Arrangement (see page 29)

The Arrangement effects a series of sequential or interlocking steps pursuant to which TIW will (i) complete the Transaction pursuant to the Framework Agreement and the Share Purchase Agreement, (ii) proceed with its liquidation, including the repatriation of the net cash of its Subsidiaries and then the distribution to Shareholders (or Former Shareholders following the cancellation of the Common Shares) of its net cash, (iii) allow its Common Shares to continue to be publicly traded and, when deemed advisable, upon substantial distribution of its assets, cancel its Shares and (iv) proceed with the Final Distribution and be dissolved.

The Arrangement is conditional upon the Closing of the Transaction. Each step of the Arrangement subsequent to the Closing will take effect as of the date of its implementation by TIW or the Monitor, or as of the date of the subsequent Ancillary Order, when required, or as of the date appearing on the Certificate issued upon filing of Additional Articles of Arrangement, when required, implementing the relevant step of the Arrangement.

Court Approval of the Arrangement (see page 30)

Under the CBCA, the Arrangement requires Court approval. Before the Company mailed the Circular, it obtained the Interim Order from the Court to provide for the calling and holding of the Special Meeting and other procedural matters. The full text of the Notice of Presentation and a copy of the Interim Order are reproduced as Appendices D and E, respectively, to this Circular.

Subject to the approval of the Arrangement by the Shareholders, the hearing in respect of the Approval Order to approve the Plan of Arrangement is scheduled to take place on May 20, 2005 at 9:00 a.m. (Eastern time) in Room 16.12, or as soon thereafter as is reasonably practicable.

Shareholders Approval of the Arrangement (see page 31)

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the Shareholders, present or voting by proxy, at the Special Meeting. Each Shareholder will be entitled to one vote per Common Share held for the purpose of voting upon the Arrangement Resolution. The full text of the Arrangement Resolution is reproduced in Appendix C to this Circular.

Support Agreements (see page 31)

On March 15, 2005, the Supporting Shareholders entered into Support Agreements with Vodafone in connection with the Transaction pursuant to which they have agreed to support and vote their Common Shares in favour of the Transaction and not to solicit any competing transaction.

Shareholders Rights of Dissent (see page 32)

Subject to Court supervision and approval, TIW does not intend to offer Shareholder dissent rights in connection with the Arrangement or any step thereof.

Stock Exchange Listings and Status as a Reporting Issuer (see page 32)

Until the completion of the transactions under the Plan of Arrangement, TIW will continue to be subject to ongoing disclosure and other obligations as a reporting issuer under applicable securities legislation in Canada and the United States for a limited period of time. TIW intends to have, as soon as practicable after the cancellation of its Common Shares pursuant to the Plan of Arrangement, the Common Shares delisted from markets on which they will trade at that time. It is also intended that an application be made to applicable securities regulatory authorities in Canada for an order deeming TIW to no longer be at that time a ''reporting issuer'' for the purposes of applicable securities legislation. In addition, TIW would also file an application with the Securities and Exchange Commission to cease to be a registrant in the United States.

Regulatory Matters (see page 32)

It is a condition to the completion of the Transaction that clearance from the European Commission is received without any conditions or obligations being imposed unless on terms reasonably satisfactory to Vodafone. It is also a condition to the completion of the Transaction that (to the extent that it falls within the scope of the Romanian competition law) Vodafone receives a decision on non-intervention, non-objection or authorisation from the Competition Council of Romania on terms that are reasonably satisfactory to it.

Interest of Directors and Senior Officers in the Arrangement (see page 33)

Certain directors and senior officers of TIW have interests in the Arrangement that are different from or in addition to the interests of other Shareholders. These include retention incentive payments to be made by the Company to its nine senior officers amounting to $6,066,218, including $1,725,097 under obligations of entities to be acquired by Vodafone Group pursuant to the Transaction. Furthermore, directors and senior officers of TIW have been granted RSU under the Restricted Share Unit Plan and Share Options under the Stock Option Plan. Under the Restricted Share Unit Plan and the Stock Option Plan, all outstanding RSU and Share Options vest automatically upon the occurrence of a change in control. The transactions contemplated by the Plan of Arrangement would be considered a ''change in control'' under the incentive plans referred to above.

The Framework Agreement (see page 35)

On March 15, 2005, TIW and Vodafone entered into the Framework Agreement in order to agree on certain matters relating to the Transaction, the Arrangement and the proposed distribution by TIW to the Shareholders of the net proceeds from the Transaction and certain other ancillary arrangements. On April 18, 2005, the Framework Agreement was amended and restated to provide for the conversion of the cash consideration of $3,472 million from U.S. dollars to Canadian dollars.

Pursuant to the Framework Agreement, TIW and Vodafone have agreed to co-operate in the implementation by TIW of the Plan of Arrangement and TIW has agreed to use its reasonable endeavours to distribute all its cash balances, including the Purchase Price and the Investment Income, in accordance with the Plan of Arrangement so as to achieve the Target Return and the distribution of the Investment Income. TIW has also agreed not to, and to procure that no member of the TIW Group will, make any distributions to the Shareholders which, when taken together with all other distributions made to them after March 15, 2005, exceeds, on a per share basis, the aggregate of the Target Return and the Investment Income.

The Framework Agreement also contains covenants of TIW regarding non-solicitation and certain covenants of Vodafone regarding a standstill period. Please read ''The Framework Agreement - Covenants of TIW regarding Non-Solicitation'' and ''The Framework Agreement - Covenants of Vodafone regarding a Standstill Period'' for a detailed description of these covenants.

Pursuant to the Framework Agreement, Vodafone will be entitled to terminate the Framework Agreement and TIW will pay to Vodafone under certain circumstances a termination fee of $110 million. Please read ''The Framework Agreement - Termination Fee'' for a detailed description of the termination fee.

In addition, TIW or Vodafone may terminate the Framework Agreement, subject to a notice and cure period, if (i) the other party is in breach of any of its undertakings in the Framework Agreement the effect of which is material in the context of the Transaction; or (ii) the other party is in breach of any warranty under the Framework Agreement, or would be if the relevant warranty were repeated at the time of the breach, in any such case the effect of which is material in the context of the Transaction. The Framework Agreement lapses on termination of the Share Purchase Agreement in accordance with its terms.

The Share Purchase Agreement (see page 38)

On March 15, 2005, TIW and Vodafone entered into the Share Purchase Agreement pursuant to which TIW agreed to procure the sale of all of TIW's indirect interest in ClearWave, an indirect 99.99% owned subsidiary, and the assumption or the assignment in Vodafone's favour of the intercompany indebtedness of any ClearWave

Group Company owed to any TIW Group Company, excluding any intercompany indebtedness owed to any ClearWave Group Company, in consideration of the Purchase Price. ClearWave owns 79% of MobiFon and 100% of Oskar.

In addition to closing conditions which are customary for a transaction of the nature of the Transaction, the Share Purchase Agreement provides that the obligations of Vodafone and TIW to consummate the Transaction are subject to (i) the approval by Shareholders of the Arrangement Resolution; (ii) obtaining of the Approval Order, in terms reasonably satisfactory to TIW and Vodafone; (iii) obtaining of consent from the lenders under the Credit Agreements; and (iv) obtaining all necessary regulatory approval under relevant competition legislation.

Vodafone will be entitled to terminate the Share Purchase Agreement, subject to a notice and cure period, (i) if any of the conditions precedent to Closing remain unsatisfied in any respect which is material in the context of the Transaction as a whole or have not been waived as at March 15, 2006; (ii) if TIW is in a breach of its covenants under the Share Purchase Agreement which results in, or is reasonably likely to result in, a material adverse effect, on the results of operations or financial condition or prospects of the ClearWave Group, on a consolidated basis, (subject to certain exceptions) (''Material Adverse Effect''); (iii) if TIW has failed to comply with its respective closing obligations (to transfer its indirect interest in ClearWave and certain additional obligations) in accordance with the Share Purchase Agreement in any respect which is material in the context of the Transaction as a whole, by Closing; (iv) if TIW is in a breach of its warranties under the Share Purchase Agreement, or would be if TIW's warranties were repeated at the time of the breach, which results in, or is reasonably likely to result in a Material Adverse Effect; or (v) if any event shall occur which has a Material Adverse Effect on the ClearWave Group.

Moreover, TIW will be entitled to terminate the Share Purchase Agreement, subject to a notice and a cure period, (i) if any of the conditions precedent to Closing remain unsatisfied in any respect which is material in the context of the Transaction as a whole or have not been waived as at March 15, 2006; (ii) if Vodafone has failed to comply with its respective obligations in accordance with the Share Purchase Agreement in any respect which is material in the context of the Transaction as a whole, by Closing; or (iii) if Vodafone is in breach of any of its warranties under the Share Purchase Agreement in any respect which is material in the context of the Transaction as a whole, or would be if Vodafone's warranties were repeated at the time of the breach.

If Closing occurs (i) neither TIW or Vodafone will be liable after Closing for any breach of warranty under the Share Purchase Agreement, and (ii) neither party may make any claim for breach of the Share Purchase Agreement more than 30 days after Closing. Furthermore, the maximum aggregate liability of TIW for any claim by Vodafone for breach of the Share Purchase Agreement and the Framework Agreement will, save in the case of fraud or in the case of a breach of the parties' respective obligations to sell and purchase TIW's interest in ClearWave (or to procure the same), not exceed $110 million. The Share Purchase Agreement lapses on termination of the Framework Agreement.

Certain Income Tax Considerations (see page 41)

Certain Canadian Federal Income Tax Considerations

For Canadian federal income tax purposes, the Distributions pursuant to the Arrangement in excess of the paid-up capital of the Common Shares computed for tax purposes will be treated as deemed taxable dividends received from a taxable Canadian corporation, subject to gross-up and dividend tax credit if the recipient is an individual resident in Canada, subject to the 33 1/3% refundable Part IV tax to the extent that the recipient is a private corporation resident in Canada or a corporation liable to pay Part IV tax and subject to withholding tax if the recipient is a non-resident of Canada. The paid-up capital of each Common Share at the time of the First Distribution is estimated to be C$17.01 for purposes of the Income Tax Act (Canada).

The Shareholders may realize a capital gain on any Distribution effected through a reduction of the stated capital of the Common Shares and may realize a capital gain or a capital loss on the sale, redemption or cancellation and other disposition of the Common Shares.

Certain U.S. Federal Income Tax Considerations

For U.S. federal income tax purposes, the Distributions pursuant to the Arrangement should be treated as a taxable liquidation of the Company in which U.S. Holders (as defined herein) are treated as receiving a series of liquidating distributions as full payment in exchange for their Common Shares. The U.S. federal income tax treatment of any gain or loss recognized by a U.S. Holder will depend on whether the Company is a ''passive foreign investment company'' (''PFIC'') at the time the gain or loss is recognized.

If the Company were classified as a PFIC for a taxable year, generally, gain recognized by a U.S. Holder on a liquidating distribution or sale of Common Shares during that year will be taxable as ordinary income and a U.S. Holder may have other adverse tax consequences; however, a U.S. Holder could elect to treat the Company as a ''qualified electing fund'' (or possibly make a ''mark-to-market'' election), which could mitigate those adverse tax consequences. It is likely that the Company will become a PFIC at some time during the Arrangement process.

INFORMATION CONTAINED IN THIS CIRCULAR

In this document, ''you'' and ''your'' refer to the Shareholders and ''TIW'', the ''Company'' or ''we'', ''us'' and ''our'' refer to Telesystem International Wireless Inc., where the context requires, its Subsidiaries and include any corporation resulting from an amalgamation contemplated by or authorized under the Plan of Arrangement. All information is as of April 18, 2005 unless otherwise indicated.

No person has been authorized to give any information or to make representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by TIW. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to TIW or this solicitation and therefore this solicitation is not being effected in accordance with such securities laws.

The unaudited pro forma balance sheet of TIW attached as Appendix G to this Circular is provided solely pursuant to Canadian requirements governing the content of this Information Circular prepared pursuant to National Instrument 51-102, entitled ''Continuous Disclosure Obligations''. Such financial information thus may not be comparable to a pro forma balance sheet prepared by United States companies. The unaudited consolidated pro forma balance sheet includes historical financial information derived from the Company's audited consolidated balance sheet as at December 31, 2004 incorporated by reference which has been prepared in accordance with accounting principles generally accepted in Canada which differ from United States generally accepted accounting principles in certain material respects.

United States Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in the Arrangement. Also, see ''Certain Income Tax Considerations - Certain U.S. Federal Income Tax Considerations.''

Enforcement by Shareholders of civil remedies under the United States securities laws may be affected adversely by the fact that the Company is organized under the laws of a jurisdiction other than the United States, that most of TIW's officers and directors are residents of countries other than the United States, and that all or a substantial portion of the assets of TIW's are located outside the United States.

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in this Circular:

''Acquisition Proposal'' means any offer or proposal relating to: (i) a merger, amalgamation, statutory arrangement, recapitalisation, reorganization, share exchange, consolidation, business combination, liquidation, dissolution or similar transaction involving TIW (which, where applicable, would result in the transfer of an equity interest representing greater than 20% of the voting securities of TIW, MobiFon or Oskar or of the assets of MobiFon and/or Oskar representing 20% or more of the consolidated net assets of TIW as set out in TIW's latest audited consolidated financial statements); (ii) any purchase of an equity interest representing greater than 20% of the voting securities of TIW, Oskar or MobiFon (save that any offer or proposal relating to Vodafone's equity interest in MobiFon shall not constitute an Acquisition Proposal); or (iii) any purchase (or lease or other arrangement having the same economic effect as a purchase) of assets of MobiFon and/or Oskar representing 20% or more of the consolidated net assets of TIW as set out in TIW's latest audited consolidated financial statements (in each case (a) whether directly or indirectly; (b) whether in one or more transactions; and (c) other than the Transaction). When the term Acquisition Proposal is used under the heading ''The Arrangement -Support Agreements'', reference to 20% shall be to 50%;

''Additional Articles of Arrangement'' means any Articles of Arrangement other than the Initial Articles of Arrangement;

''Ancillary Order'' means any order of the Court, other than the Approval Order, required under the Approval Order or the Plan of Arrangement in connection with the implementation of the Arrangement, as such order may be amended or varied at any time or, if appealed, then (unless such appeal is withdrawn or denied) as affirmed or as amended on appeal;

''Approval Order'' means the approval order of the Court approving the Arrangement;

''Arrangement'' means the arrangement involving the Company under the provisions of Section 192 of the CBCA, pursuant to which the Company will seek Court approval in connection with the matters described in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with or made at the direction of the Court in the manner described in the Plan of Arrangement;

''Arrangement Resolution'' means the special resolution of the Shareholders approving the Arrangement, a copy of which is reproduced in Appendix C to this Circular;

''Articles of Arrangement'' means any and all articles of arrangement of the Company that are or may be required to be filed with the Director, under the Plan of Arrangement or by the CBCA, to give effect to the Arrangement, including any step thereof;

''Board'' means the board of directors of TIW;

''Business Day'' means a day that is not a Saturday, a Sunday or a public holiday in the Netherlands, Québec, Canada or England;

''CBCA'' means the Canada Business Corporations Act, including the regulations thereunder, as now in effect and as it may be amended from time to time;

''CDPQ'' means collectively Caisse de dépôt et placement du Québec and Capital d'Amérique CDPQ inc.;

''Certificate'' means a certificate issued under the CBCA giving effect to any Articles of Arrangement;

''Circular'' means this information circular, including all appendices thereto, to be sent to the Shareholders of the Company in connection with the Special Meeting;

''Claim'' means any right of any person against the Company in connection with any indebtedness, liability or obligation of the Company which are in existence at the Determination Date or based in whole or in part on facts which exist before or at the Determination Date and any interest that may be accrued thereon, whether or not reduced by judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known, unknown, by guarantee, surety, contribution, indemnity or otherwise and whether or not such a right is executory in nature;

''Claims Process'' means the process (or processes) to be established by the Court for identifying, establishing, valuing, adjudicating and otherwise resolving Claims;

''ClearWave'' means ClearWave N.V., an indirect majority-owned Subsidiary of the Company; ''ClearWave Group'' means ClearWave and its Subsidiaries; ''ClearWave Group Company'' means any member of the ClearWave Group; ''ClearWave Shares'' means the shares in the capital of ClearWave; ''Closing'' means the completion of the Transaction pursuant to the Share Purchase Agreement; ''Closing Date'' means the date on which Closing takes place; ''Common Shares'' means the common shares in the share capital of the Company;

''Connected Persons'' means, in respect of any company, any of its Subsidiaries and any of the officers, directors, senior employees, agents and representatives of it or its Subsidiaries;

''Contract of Association'' means the contract entered into among the shareholders of MobiFon dated November 22, 1996 and as amended from time to time;

''Court'' means the Superior Court, District of Montreal, Province of Québec and, as the case may be, the Court of Appeal of Québec;

''Credit Agreements'' means the following documents: (i) loan agreement between MobiFon and European Bank for Reconstruction and Development dated August 27, 2002, as amended; (ii) loan agreement between MobiFon and Export Development Canada dated August 27, 2002, as amended; (iii) loan agreement between MobiFon and Nordic Investment Bank dated August 27, 2002, as amended; (iv) Share Retention and Subordination Deed between MobiFon, certain of its directors and indirect shareholders, Export Development Canada, Nordic Investment Bank and EBRD, dated August 27, 2002, as amended; and (v) CZK6,606,600,000 and 440,000,000 credit facility agreement dated October 6, 2004 between, inter alios, Oskar, ABN AMRO Bank N.V., London Branch, J.P. Morgan PLC and UBS Limited as Mandated Lead Arrangers together with the Security Documents, as defined therein;

''Determination Date'' means the date determined by the Court, upon the recommendation of the Company, as the date in respect of which Claims are to be determined;

''Director'' means the Director appointed pursuant to Section 260 of the CBCA;

''Distribution'' means the First Distribution, the Subsequent Distributions and the Final Distribution;

''EEIF'' means collectively EEIF Melville B.V., EEIF Czech N.V. and Emerging Europe Infrastructure Fund C.V.;

''ESD'' means the outstanding equity subordinated debentures of the Company issued on February 15, 1999 having an aggregate principal amount of approximately C$1.2 million;

''Excess Amount'' has the meaning ascribed to it in section 8.11 of the Framework Agreement, a copy of which is attached as Appendix H to this Circular;

''Final Distribution'' means the last amount (which, when aggregated with the prior Distributions, may not exceed the aggregate of the Target Return and the Investment Income) authorized by an Ancillary Order, prior to the dissolution of the Company, for distribution to Former Shareholders. The Ancillary Order shall also provide for the concurrent payment to Vodafone of the Excess Amount, if any;

''First Distribution'' means the first amount authorized by Ancillary Order for distribution by the Company to the Shareholders by way of reduction of stated capital, redemption of Shares or otherwise, after Closing of the Transaction;

''Former Shareholders'' means the Shareholders of record as at the close of market on the date of cancellation of the Common Shares;

''Framework Agreement'' means the framework agreement entered into by the Company and Vodafone dated March 15, 2005, as amended and restated on April 18, 2005 and as may be further amended from time to time by the parties thereto in the manner provided for therein, a copy of which is attached as Appendix H to this Circular;

''Initial Articles of Arrangement'' means the Articles of Arrangement to be filed as soon as practicable following the Approval Order, but at the latest on the date of Closing of the Transaction, in accordance with the Plan of Arrangement;

''Interim Order'' means the interim order of the Court in respect of the Arrangement dated April 19, 2005, a copy of which is attached as Appendix F to this Circular;

''Investment Income'' means income earned by the TIW Group from investment of all of its cash resources after Closing;

''J.P. Morgan Partners'' means collectively J.P. Morgan Partners (BHCA), L.P., JPMP TIW EH, L.P., AOF investment N.V., CEA Investment N.V. and CAIP Investment N.V.;

''Lazard'' means Lazard Fr`eres & Co. LLC, the financial advisor of TIW;

''Lehman Brothers'' means Lehman Brothers Inc., the financial advisor of the Board;

''Liquidation'' means the liquidation of the Company with a view to its dissolution under the Arrangement pursuant to the terms and conditions determined by Ancillary Orders;

''Market Sale'' means the conversion by or for the benefit of TIW of the cash consideration of $3,472 million into Canadian dollars within seven business days (being any day which is not a Saturday, a Sunday or a public holiday in Canada or in the United States) following Closing in the open market and on an arm's length basis;

''MobiFon'' means MobiFon S.A., an indirect majority-owned Subsidiary of ClearWave;

''Monitor'' means any person appointed by an Ancillary Order to act as monitor under the Claims Process and, once empowered and authorized by a further Ancillary Order to this effect, exercise all the powers of the directors of the Company and the Shareholders with a view to complete the Liquidation and dissolve the Company;

''Nasdaq'' means the Nasdaq National Market;

''Notice of Presentation'' means the notice of application filed with the Court on behalf of TIW requesting the granting by the Court of the Interim Order, a copy of which is attached as Appendix D to this Circular;

''Notice of Meeting'' means the notice dated April 18, 2005 of the Special Meeting of Shareholders to be held to consider, and if deemed advisable, to adopt, the Arrangement Resolution;

''Opinion of Lazard'' means the fairness opinion of Lazard dated March 15, 2005, a copy of which is attached as Appendix A to this Circular;

''Opinion of Lehman Brothers'' means the fairness opinion of Lehman Brothers dated March 15, 2005, a copy of which is attached as Appendix B to this Circular;

''Oskar'' means Oskar Mobil a.s., an indirect wholly-owned Subsidiary of ClearWave;

''Plan of Arrangement'' means the plan of arrangement proposed by the Company pursuant to Section 192 of the CBCA, as amended from time to time in the manner provided therein, a copy of which is attached as Appendix F to this Circular;

''Purchase Price'' means the aggregate price to be paid by Vodafone for the ClearWave Shares held directly or indirectly by the TIW Group and the assumption or the assignment in Vodafone's favour of the intercompany indebtedness of any ClearWave Group Company owed to any TIW Group Company being equal to the sum of approximately (i) $3,472 million and (ii) up to $54 million, being certain transaction, liquidation and other costs of the TIW Group (the whole subject to certain adjustments);

''Restricted Share Unit Plan'' means the mid-term incentive plan of TIW introduced in February 2004 and providing for a maximum issuance of 6,250,000 RSU;

''Rights to receive Shares'' means all outstanding options granted by the Company to acquire Shares and other securities, rights and warrants entitling the holders thereof to receive Shares or securities convertible or exchangeable into Shares, and includes RSU and Share Options;

''RSU'' means the restricted share units issued by TIW pursuant to the Restricted Share Unit Plan, each convertible into one Common Share and ''Restricted Share Unit'' means any one of them;

''Seller'' means TIWC as defined herein;

''Senior Employee'' means the Chief Executive Officer of MobiFon and Oskar and the Chief Operating Officer of each of MobiFon and Oskar and any of his or her direct reports and ''Senior Employee'' means any of them;

''Shareholder'' means a holder of Common Shares;

''Share Options'' means the options to purchase Common Shares granted by TIW pursuant to the Stock Option Plan and ''Share Option'' means any one of them;

''Share Purchase Agreement'' means the share sale and purchase agreement entered into by the Company and Vodafone dated March 15, 2005, as may be amended from time to time by the parties thereto in the manner provided for therein, a copy of which is attached as Appendix I to this Circular;

''Shares'' means any issued or unissued shares in the authorized share capital of the Company;

''Special Meeting'' means the special meeting of the Shareholders to be held on Thursday, May 19, 2005 at 11:00 a.m. (Eastern time) to consider and, if thought advisable, to adopt, without or without variation, the Arrangement Resolution, including any adjournments and postponements thereof;

''Stock Option Plan'' means the employee stock option plan of TIW introduced in April 1997 providing for the granting of options to directors, officers, management employees and consultants to purchase Common Shares;

''Subsequent Distributions'' means any amount, in one or more tranches, authorized by Ancillary Orders for distribution by the Company to Shareholders or Former Shareholders, as the case may be, by way of reduction of stated capital, redemption of Shares or otherwise, after the First Distribution and prior to the Final Distribution, and ''Subsequent Distribution'' means any of them;

''Subsidiaries'' has the meaning ascribed thereto in the CBCA;

''Superior Proposal'' means an Acquisition Proposal that, if accepted by the Board, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal (including conditions to consummation and the likelihood of obtaining financing for its consummation) and, if consummated, would result in a transaction more favorable than the Transaction (taking into account any amendments made to the Framework Agreement and/or the Share Purchase Agreement by the parties, after Vodafone has received notice of the Acquisition Proposal as provided for in the Framework Agreement) to Shareholders in the opinion of the Board in compliance with their fiduciary duties under applicable law. For the purposes of this definition, the term Acquisition Proposal shall have the meaning given in this Glossary of Terms except that the reference to 20% shall be to 50%;

''Support Agreements'' means collectively (i) the two letters signed by Vodafone and J.P. Morgan Partners confirming the support of J.P. Morgan Partners to the Transaction and its undertaking to vote in favour of the Transaction, (ii) the letter signed by Vodafone and CDPQ confirming the support of CDPQ to the Transaction and its undertaking to vote in favour of the Transaction, and (iii) the letter signed by Vodafone and EEIF confirming the support of EEIF to the Transaction and its undertaking to vote in favour of the Transaction, all dated March 15, 2005 in relation with the Transaction;

''Supporting Shareholders'' means collectively J.P. Morgan Partners, CDPQ and EEIF, being those Shareholders that have entered into the Support Agreements; ''TAC'' means Telesystem (Antilles) Corporation N.V., a wholly-owned Subsidiary of the Company;

''Target Return'' means an amount in Canadian dollars, rounded to four decimal places, equal to $16 per Common Share as calculated by reference to the volume weighted average rate which the TIW Group shall achieve in completing the Market Sale;

''TIWC'' means Telesystem International Wireless Corporation N.V., an indirect wholly-owned Subsidiary of the Company;

''TIW Group'' means TIW and its Subsidiaries from time to time (including, up to Closing, the ClearWave Group but excluding, with effect from Closing, the ClearWave Group);

''TIW Group Company'' means any member of the TIW Group;

''TIW Key Personnel'' means those individuals whose names are set out in Schedule 6 to the Framework Agreement;

''Transaction'' means the sale by the Seller to Vodafone of its interest in ClearWave, subject to the terms and conditions contained in the Framework Agreement and the Share Purchase Agreement;

''Transfer Agent'' means Computershare Trust Company of Canada or any successor thereof, transfer agent for the Common Shares;

''TSX'' means the Toronto Stock Exchange;

''UFI'' means U.F.I. Investment (Barbados) Ltd., an affiliate of Hutchison Whampoa Ltd.;

''Vodafone'' means Vodafone International Holdings B.V., an indirect wholly-owned Subsidiary of Vodafone Group Plc;

''Vodafone Group'' means Vodafone Group Plc and its Subsidiaries from time to time; and

''Vodafone Group Company'' means any member of the Vodafone Group.

EXCHANGE RATE INFORMATION

The following tables set forth the exchange rates for one U.S. dollar in effect at the end of the periods noted, the highest and lowest exchange rates during such periods and the average of the exchange rates of such periods, calculated by using the average of the exchange rates on the last day of each month during such periods. The exchange rates expressed in Canadian dollars and Euro are based on the noon buying rate as reported by the Federal Reserve Bank of New York; the exchange rates expressed in Leu are based on the daily fixing rate as reported by the National Bank of Romania; and the exchange rates expressed in Czech Koruna are based on the daily fixing rate as reported by the Czech National Bank. As of April 15, 2005, such exchange rates were C$1.2420 = $1.00; 40.7735 = $1.00; Lei 28,200 = $1.00; CZK 23.382 = $1.00.

	Year Ended December 31,
		High	Low	Average	Period End

Canadian Dollar	2004	1.3970	1.1775	1.2984	1.2034
	2003	1.5750	1.2923	1.4013	1.2923
	2002	1.6128	1.5108	1.5704	1.5800
	2001	1.6023	1.4933	1.5487	1.5925
	2000	1.5600	1.4350	1.4855	1.4995

	Year Ended December 31,
		High	Low	Average	Period End

Euro	2004	0.8474	0.7339	0.8014	0.7387
	2003	0.9652	0.7938	0.8832	0.7938
	2002	1.1636	0.9537	1.0578	0.9537
	2001	1.1947	1.0488	1.1171	1.1235
	2000	1.2092	0.9676	1.0832	1.0652

		Year Ended December 31,
		High	Low	Average	Period End

Leu	2004	34,337	28,274	32,555	29,067
	2003	34,788	31,802	33,200	32,595
	2002	33,830	31,735	33,055	33,500
	2001	31,777	25,944	29,061	31,597
	2000	25,926	18,275	21,693	25,926

	Year Ended December 31,
		High	Low	Average	Period End

Czech Koruna	2004	27.655	22.344	25.647	22.365
	2003	30.348	25.654	28.227	25.654
	2002	37.163	29.118	32.736	30.141
	2001	40.287	34.836	38.038	36.259
	2000	42.127	34.879	38.590	37.813

The following table sets forth the highest and lowest exchange rates for one U.S. dollar for each month during the last six months.

	Six Months Ended
	October	November	December	January	February	March

Canadian Dollar
High	1.2726	1.2263	1.2401	1.2422	1.2562	1.2463
Low	1.2194	1.1775	1.1856	1.1982	1.2294	1.2017
Euro
High	0.8149	0.7872	0.7562	0.7720	1.3274	1.3465
Low	0.7823	0.7526	0.7339	0.7421	1.2773	1.2877
Leu
High	33,457	32,013	29,679	29,686	29,111	28,429
Low	32,057	29,013	28,274	28,587	27,385	26,771
Czech Koruna
High	25.653	24.764	23.402	23.478	23.472	23.353
Low	24.675	23.307	22.344	22.484	22.449	21.968

INFORMATION CONCERNING THE SPECIAL MEETING

Who is soliciting my proxy?

The management of the Company is soliciting your proxy for use at the Special Meeting. In connection with this solicitation, the management of the Company is providing you with this Circular.

How are proxies solicited?

The solicitation of proxies will be primarily by mail. However, certain employees of the Company may also solicit proxies by telephone or in person. The cost of solicitation will be borne by the Company.

What will I be voting on?

Shareholders will be voting on the adoption of the Arrangement Resolution, explained in this Circular.

How will the Arrangement Resolution be decided at the meeting?

The quorum at the Special Meeting will be constituted by the Shareholders present in person or by proxy representing not less than 10% of all voting rights attached to all outstanding Common Shares. Two-thirds (66 2/3%) of the votes cast, by proxy and in person, will constitute approval of the Arrangement Resolution.

How many votes do I have?

You will have one vote for each Common Share you held at the close of business on April 18, 2005, the record date for the meeting. The list of shareholders entitled to vote will be available for inspection on and after April 18, 2005, during usual business hours, at the offices of Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Québec H3A 3S8, and at the meeting.

How many shares are entitled to vote?

On April 18, 2005, 215,197,279 Common Shares of the Company were outstanding and are entitled to vote.

Who are the principal shareholders of TIW?

To the knowledge of TIW's senior officers and directors the only person or company that beneficially owns or exercises control or direction over Common Shares carrying more than 10% of the voting rights attaching to our Common Shares are affiliates of J.P. Morgan Partners, LLC, which collectively own, as of April 18, 2005, 43,104,825 Common Shares, representing approximately 20% of the voting rights attached to all the Common Shares of TIW. Under the Support Agreements, the Supporting Shareholders (including the affiliates of J.P. Morgan Partners, LLC) have agreed to support and vote their Common Shares in favour of the Transaction and not to solicit any competing transaction. See ''The Arrangement - Support Agreements''.

How do I vote?

If you are eligible to vote and your Common Shares are registered in your name, you may vote your Common Shares in person at the meeting, or by proxy, as outlined below.

If your Common Shares are held in the name of a nominee, please read the instructions below under the headings ''Information concerning the Special Meeting - How can a non-registered or beneficial shareholder vote?'' and ''Information concerning the Special Meeting - How can a non-registered shareholder vote in person at the meeting?''

How do I vote by proxy?

Your vote is important. Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxyholder. You may use the enclosed form of proxy, or any other acceptable form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are officers of the Company. However, you may choose another person to act on your behalf at the meeting. The person of your choice need not be a Shareholder. You may do so by inserting that person's name in the blank space provided on the enclosed form of proxy or by completing another acceptable form of proxy. To ensure being counted, the completed proxy forms must be deposited with our Transfer Agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, by 5:00 p.m. (Eastern Standard Time) on May 18, 2005.

Proxy voting options

Registered holders of Common Shares may wish to vote by proxy whether or not they are able to attend the meeting in person. Registered holders of Common Shares must, (i) complete, date, sign and return by mail the accompanying form of proxy in the envelope enclosed, or any other acceptable form of proxy, to the Company's Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or (ii) rather than returning the form of proxy by mail, elect to submit a form of proxy by use of the telephone or the internet. Those registered holders of Common Shares electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered holders of Common Shares electing to vote via telephone or the internet must follow the instructions included in the form of proxy. Such votes must be received by our Transfer Agent not later than the close of business on the business day immediately preceding the day of the meeting, or any adjournment thereof. Non-registered Shareholders (e.g. those whose Common Shares are held through a ''nominee'', usually banks, trust companies, securities brokers or other financial institutions) will be provided with voting instructions by the nominee. Please see further instructions under the heading

''Information concerning the Special Meeting - How can a non-registered shareholder vote?''

How will my proxy be voted?

On your form of proxy, you may indicate how you wish your proxyholder to vote your Common Shares. Common Shares represented by properly executed forms of proxy in favour of the Company's officers, named on the enclosed form of proxy, will be voted FOR the adoption of the Arrangement Resolution or, if you have specified a choice with respect to the Arrangement Resolution, your Common Shares will be voted in accordance with the choice you have made.

If you have not specified a choice, your Common Shares will be voted FOR the adoption of the Arrangement Resolution.

What if there are amendments or if other matters are brought before the Special Meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the notice.

As of the time of printing of this Circular, management is not aware of any other matter to be presented for action at the Special Meeting. If, however, other matters properly come before the Special Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted upon. You may do this by stating clearly, in writing, that you wish to revoke your proxy and by delivering this signed written statement to the Company's Secretary at 1250 René-Levesque Blvd. West, 38th floor, Montreal, Québec, Canada, H3B 4W8, not later than the close of business on the last business day before the day of the meeting, or any adjournment thereof, or to the chairman of the Special Meeting on the day of the meeting, or any adjournment thereof. You may also revoke your proxy by delivering to the Company's Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, a properly executed proxy of later date or by submitting, at a later date, a form of proxy by use of the telephone or of the internet in the manner described under the heading ''Information concerning the Special Meeting - Proxy voting options'', or in any other manner permitted by law.

Who counts the votes?

Proxies will be counted and tabulated by our Transfer Agent, namely Computershare Trust Company of Canada.

Is my vote confidential?

Our Transfer Agent maintains the confidentiality of individual Shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management, in the event of a proxy contest or to meet legal requirements.

How can a non-registered or beneficial shareholder vote?

If your Common Shares are not registered in your own name, then they are being held in the name of an intermediary, which is usually a trust company, a security dealer or broker or another financial institution or in the name of a clearing agency of which the intermediary is a participant. This kind of shareholder is called either a non-registered or a beneficial shareholder or owner.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called ''OBOs'' for Objecting Beneficial Owners) and those who do not object (called ''NOBOs'' for Non-Objecting Beneficial Owners).

Up until September 1, 2002, issuers had no knowledge of the identity of any of their beneficial owners, including NOBOs. Since September 1, 2002, however, issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents, pursuant to National Instrument 54-101, entitled ''Communication with Beneficial Owners of Securities of Reporting Issuers'' (''NI 54-101''). Prior to September 1, 2004, issuers could obtain this NOBO list and use it for specific purposes connected to the affairs of the company except for their distribution of proxy-related materials directly to NOBOs. Since September 1, 2004, issuers can obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

This year, the Company has decided to take advantage of those provisions of National Instrument 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Transfer Agent. These voting instruction forms are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. In addition, the Transfer Agent will provide both telephone and internet voting for NOBOs as described on the voting instruction form itself, which contains complete instructions regarding voting procedures. The Transfer Agent will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the meeting with respect to the shares represented by voting instruction forms they receive.

With respect to OBOs, in accordance with the requirements of NI 54-101, the Company has also distributed copies of the proxy-related materials to the clearing agencies and intermediaries for distribution to such OBOs.

The intermediaries are required to forward the proxy-related materials to a beneficial owner unless he or she has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials. If you are an OBO and have not waived your right to receive the meeting materials, you will either:

  receive a proxy, which is signed by the intermediary (typically by a facsimile, stamped signature) and already indicates the number of Common Shares you beneficially own but that is otherwise uncompleted.

You do not need to sign this form. If you wish to submit a proxy, you should properly complete the proxy form and deposit it with the Transfer Agent; or

  more typically, receive a voting instruction form, which you must complete and sign in accordance with the directions on the voting instruction form provided by the Transfer Agent.

The majority of brokers now delegate the responsibility for obtaining voting instructions to ADP Investor Communications. ADP typically will send a proxy form by mail and ask that it be returned to them (the ADP form also allows voting by telephone). ADP tabulates the results and provides the instructions to the brokers respecting the voting of shares to be represented at the Special Meeting. As a beneficial owner, a proxy form received from ADP cannot be used to vote your Common Shares directly at the Special Meeting. The proxy must be returned to ADP well in advance of the Special Meeting in order to have your Common Shares voted.

How can a non-registered shareholder vote in person at the meeting?

Since our Transfer Agent does not have a record of the names of our non-registered Shareholders, it will have no knowledge of your entitlement to vote, unless your nominee has appointed you as proxyholder.

Therefore, if you are a non-registered Shareholder and wish to vote in person at the Special Meeting, please insert your own name in the space provided on the form of proxy or follow the corresponding directions on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. It is not necessary to otherwise complete the form of proxy on voting instruction as you will be voting at the Special Meeting. In either case, you should carefully follow the instructions of your intermediary and its service company and ensure that instructions respecting the voting of your shares are communicated to the appropriate person.

Whom can I call if I need more information or have questions?

For information on how to vote, Computershare Trust Company of Canada, our Transfer Agent, at 1-800-564-6253. For information regarding the subject matter of this Circular, Mr. Jacques Lacroix, our Vice president, Strategic Planning at (514) 673-8466.

THE ARRANGEMENT

Overview

On March 15, 2005, we announced the execution of definitive agreements with Vodafone for the sale of our indirect interest in ClearWave, being all or substantially all of the TIW Group's assets, for a cash consideration of approximately $3.5 billion (subject to adjustments) and the assumption of net debt of approximately $950 million (as at December 31, 2004). The net proceeds from the Transaction along with other net cash at Closing are intended to be distributed to Shareholders pursuant to the Plan of Arrangement (see ''The Arrangement - Plan of Distribution'').

The Arrangement is intended to allow the Company to:

  complete the Transaction pursuant to the Framework Agreement and the Share Purchase Agreement;

  proceed with its liquidation, including the repatriation of net cash from its Subsidiaries and the distribution of its net cash to Shareholders (or Former Shareholders following cancellation of Common Shares);

  allow the Common Shares to continue to be publicly traded until distribution of all or substantially all of its net assets;
  provide for the cancellation of its Common Shares; and
  proceed with the Final Distribution and be dissolved.

We refer you to the section entitled ''The Arrangement - Plan of Arrangement''.

To implement the Liquidation process, the Company intends to initiate a Claims Process, supervised by a Court appointed Monitor, pursuant to which our debts will be identified and resolved, while we continue to have our Common Shares listed. Following completion of the Claims Process, we will apply to the Court to distribute our net cash. When all or substantially all of our net cash is distributed, the Monitor will complete the Liquidation, return the Excess Amount to Vodafone and concurrently proceed with any Final Distribution to Shareholders, and dissolve the Company.

Plan of Distribution

Overview

The net proceeds from the Transaction along with TIW Group's other net cash at Closing are expected to equate to $16 per fully-diluted Common Share and will be, following Closing, distributed by the Seller to its parent company, which will in turn distribute to TIW substantially all of such proceeds. The distributed proceeds along with most of TIW's other net cash will be converted into Canadian dollars after Closing. The Target Return will then be expressed as a Canadian dollar amount. From Closing, the U.S. dollar value of our assets and our Common Shares will therefore fluctuate as a function of variations in the exchange rate between the U.S. dollar and the Canadian dollar. All Distributions will be made in Canadian dollars. The maximum amount to be distributed to our Shareholders will equate the Target Return plus Investment Income.

The cash resources of TIW after Closing will be invested into highly liquid investment grade instruments and the income earned from such investments, being the Investment Income, will be distributed to Shareholders.

The Company will distribute its net cash as allowed by the Court. The Company will hold undistributed cash as a reserve to satisfy the costs of the Arrangement and the winding down of its affairs and ultimate dissolution, currently estimated to be $37.5 million, as well as any potential claims or liabilities that may arise or be asserted after the time of Closing.

By way of overview and subject to the qualifications contained hereafter, the Company expects to apply to the Court as follows:

  Following completion of the Claims Process, the Company will seek Court approval to distribute its net cash (namely the First Distribution). The form of the First Distribution will be by way of reduction of stated capital up to C$17.01 per Common Share, being the equivalent of the estimated stated capital or ''paid-in'' capital per Common Share for tax purposes, and the balance by way of dividend or share redemption. Following the First Distribution, we expect that substantially all of the Target Return and Investment Income will have been distributed to Shareholders.

  The Company will, after the First Distribution, maintain a reserve to cover liabilities, including those arising from audits to obtain tax clearance certificates as deemed applicable or required. When all or substantially all of the Target Return is distributed, the Common Shares will then be cancelled and de-listed.

  After completion of all formalities to liquidate the Company, the Company will seek Court approval to distribute any residual cash. To the extent that Shareholders have not yet fully received the Target Return per Common Share, the residual cash will be distributed to the Former Shareholders (namely the Final Distribution). The right of a Former Shareholder to receive a Final Distribution, if any, will not be assignable or otherwise transferable except by sole operation of law or testamentary will. To the extent that the Target Return per Common Share and the Investment Income have been distributed, any residual cash will be paid to Vodafone as a reduction of the Purchase Price in accordance with the terms of the Framework Agreement.

The Company reserves the right to seek Court approval to distribute a portion of its net cash prior to the completion of the Claims Process. Such portion so distributed would then be considered the First Distribution, and any Distributions made thereafter (except the Final Distribution) would be considered a Subsequent Distribution under the Arrangement.

Timing of Closing and Distributions

On the assumption that conditions precedent to Closing are completed in accordance with current expectations as to timing, including the receipt of regulatory approvals, Closing is currently expected to occur in June 2005. In parallel, TIW intends to seek Court approval to run the Claims Process for a period between 45 and 60 days from the Approval Order. By way of illustrative timetable and subject to the risks associated with Distributions described below, (i) the Claims Process could be completed by the end of July 2005; (ii) the Court Order to authorize the First Distribution would become final by the end of August 2005; (iii) a record date for payment could be set for the first week of September 2005; and (iv) payment would be made by the third week of September 2005. The Final Distribution is expected to occur not earlier than 12 to 24 months from Closing.

Risks Associated with Distributions

General

In the First Distribution, the Company intends to distribute to Shareholders substantially all of the Target Return and the Investment Income. Our Board, and then the Court, will need to be satisfied that during the period from Closing to dissolution, the Company maintains appropriate reserves to cover liabilities and contingent liabilities. The amount of such reserves, as fixed by our Board from time to time and subject to Court approval, will determine the amount of the Distributions, including the First Distribution. The consolidated liabilities, including contingent liabilities, will likely fall into four broad categories of potential liabilities: (i) those identified in connection with the Claims Process; (ii) those for taxes (see ''The Arrangement - Plan of

Distribution - Tax Considerations''); (iii) those for costs of winding down and dissolution; and (iv) up to $110 million under the Framework Agreement and the Share Purchase Agreement.

In terms of the timing of the Distributions, our Board will consider various factors, some of which are beyond the Company's control. These include, among others, the duration and outcome of the Claims Process and the timing and results of the necessary audits, including those of tax authorities in the various jurisdictions where the Company and its Subsidiaries are resident, to be completed.

Should the net cash distributed as the First Distribution be less than the Target Return, the Company will, where appropriate and prudent, apply to the Court for Subsequent Distributions, such as for the amount withheld to cover any potential tax liability if and when appropriate notices of assessment or clearance certificates, as deemed applicable or required, have been obtained.

It should be noted that the Court orders to authorize any Distribution are subject to rights of appeal and there can be no assurance that the Court will allow a Distribution to take place until the 30-day delay to appeal from the order regarding that Distribution has elapsed.

It should also be noted that approximately 21 days are required to establish the record date and process payment of any Distribution. Timing of the Final Distribution is subject to timing of completion of all formalities to liquidate, including the liquidation of our Subsidiaries and the obtaining of final tax clearance certificates, and there can be no assurance when the Final Distribution can be made.

TIW can give no assurance as to the total amount and timing of Distributions. Pursuant to the Framework Agreement and the Arrangement, the aggregate amount of all Distributions to our shareholders is expected to equate to, but cannot exceed the Target Return plus Investment Income. Any excess over the Target Return, other than Investment Income, will be returned to Vodafone as a reduction of the Purchase Price. In addition, the Framework Agreement provides for adjustments in certain circumstances. To the extent that the actual results as to among others (i) transaction, liquidation and other costs, (ii) net cash at Closing, and (iii) unidentified Claims, are different from estimates made at the time the Framework Agreement was executed, Shareholders may receive less than the Target Return per fully-diluted Common Share if the upward adjustment of up to $18 million under the Framework Agreement is insufficient to compensate for differences between actual results and the estimates made at the time the Framework Agreement was executed.

Listing

There can be no assurance that the Common Shares will continue to be listed on the TSX or Nasdaq until the Distributions are completed. Although the Company will seek an alternative listing should the Common Shares be delisted from their current markets, there can be no assurance that such an alternative listing can be obtained or that such listing will provide appropriate liquidity for the Shareholders. In the event such alternative market does not qualify as a prescribed stock exchange, Non-Resident Shareholders (as such term is defined under the heading ''Certain Income Tax Considerations - Certain Canadian Federal Income Tax Considerations -Non-Residents of Canada'') may be subject to additional requirements under the Income Tax Act (Canada) on the sale, redemption, cancellation and other disposition of their Common Shares. See ''Certain Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Non-Residents of Canada''.

Furthermore, the Company may decide to cancel its Common Shares and thus delist them before substantially all of the Target Return is distributed.

Tax Considerations

The Company has sought the advice of third party tax experts and used its best judgment in estimating the tax liabilities of each of the Company and its Subsidiaries. There can, however, be no assurance that the taxation authorities or the courts of the different jurisdictions in which the Company and its Subsidiaries operate will agree with our estimate of tax liability, which may cause the actual tax liabilities incurred in connection with the transactions contemplated by the Arrangement to be higher than our estimate.

The Company is a taxpayer in Canada and certain of its tax attributes are established in Canadian dollars while the Purchase Price for the Seller's interest in ClearWave is set in U.S. dollars. Using the current rate of exchange on April 15, 2005 between the Canadian dollar and the U.S. dollar of C$1.2420 for $1.00 and therefore proceeds of C$4.4 billion, the Company believes its tax attributes are such that the Transaction by the Seller and repatriation of the proceeds to Canada will not result in liability for Canadian corporate income taxes. If, however, the Canadian dollar depreciates against the U.S. dollar, the Canadian dollar equivalent of the proceeds will be greater than C$4.4 billion, which may result in the incurrence of Canadian income taxes. The Company estimates it will incur higher Canadian corporate income taxes if the exchange rate of the Canadian and U.S. dollar increases to more than C$1.36 for $1.00 between the date hereof and Closing. If the Canadian dollar depreciates above that threshold at Closing, it is possible that the Company will not be able to distribute the Target Return. Furthermore, exchange gains and other investment income, accruing after Closing, will be taxable in Canada and may result in taxes payable to the extent the Company does not have sufficient losses carried forward or other allowable losses to offset such gains.

In addition, the Company and its Subsidiaries will be seeking notices of assessment or clearance certificates from tax authorities as deemed applicable or required. There can be no assurance as to when those notices or certificates can be obtained and how much reserves should be maintained by the Company pending issuance of such certificates.

Liability for corporate income taxes will, therefore, form an important consideration in determining the amount of the reserve held back from the Distributions, and the timing of Distributions will be governed by completion of the processes taken in each relevant jurisdiction to obtain appropriate clearance certificates.

Background for the Transaction and the Arrangement

The Transaction is the outcome of discussions between the TIW Group and Vodafone Group over several years, of interaction with various other parties including potential buyers over the past 12 months, and of a strategic review of the TIW Group's prospects by management and the Board conducted over the months of November and December 2004, following the completion of an extensive balance sheet restructuring and corporate simplification process over the past three and a half years. The Transaction and the reasons for the recommendation contained herein are best understood by reference to the context and background to the Transaction, as described below.

Restructuring and Business Refocusing

As at December 31, 2000, TIW had consolidated indebtedness of $2.2 billion and its consolidated net loss for 2000 was $355.4 million. In early 2001, the TIW Group's assessment of its strategic options was that the best way to protect the value of its enterprise was to focus resources on the most promising businesses, namely in Romania and the Czech Republic, to dispose of non-strategic assets and to restructure corporate indebtedness. Accordingly, the TIW Group set out to implement a restructuring plan, starting in the second quarter of 2001 and ending in the third quarter of 2003.

Following the restructuring process, TIW's consolidated indebtedness stood at $1.1 billion as at September 30, 2003, while its net income for the nine months ended on September 30, 2003 was $13 million. The Company had 100,517,127 Common Shares outstanding at the end of that period. In the process of the restructuring, the composition of TIW's share ownership changed, from being a corporation in which Telesystem Ltd. (a corporation controlled by Mr. Charles Sirois) had a 38.6% interest, to become more widely owned with control shared among four principal Shareholders, namely J.P. Morgan Partners, CDPQ, UFI and Telesystem Ltd.

Following the balance sheet restructuring, TIWC held 85.6% of the equity of ClearWave, which in turn indirectly held 57.7% of MobiFon and 23.3% of Oskar's equity and 50.8% of its voting shares. In effect, TIWC's economic interests were 49.4% for MobiFon and 19.9% for Oskar. In the belief that increasing ownership would provide strategic flexibility and lower the cost of equity, the TIW Group embarked upon a plan to buy-out minority investors in ClearWave, MobiFon and Oskar. As a result of those buy-outs, the economic interest in ClearWave increased to 99.99% in MobiFon to 79.0% and in Oskar to 100%.

These transactions were primarily implemented as exchanges for Common Shares. Of the total 109 million Common Shares issued through the corporate simplification transactions, approximately 100 million were issued subject to contractual lock-up restrictions, with periodic releases from lock-up over a period of up to a year. The result of these Common Share issuances was again to shift the composition of our shareholder base: TIW became even more widely held, with the largest shareholder (J.P. Morgan Partners) at slightly less than 20% of TIW's equity, and no other shareholder with more than 10% (EEIF at 8.7%, CDPQ at 5.0% and UFI at 5.8%). TIW's share price was $1.60 and $8.36 on December 31, 2002 and 2003, and closed at $11.19 on December 31, 2004, while the market capitalization went from approximately $160 million to approximately $878 million on December 31, 2002 and 2003, to reach $1.9 billion ($2.4 billion including shares issued in the Oskar transaction which closed on January 12, 2005) at the end of 2004.

With the repositioning, the TIW Group thus fulfilled its objective of securing the greatest strategic flexibility available in the circumstances, subject to certain limitations inherent in its relationship with the Vodafone Group as described below.

Relationship with the Vodafone Group

TIWC founded MobiFon with a Vodafone Group Company in 1996. Since then, TIWC has had an agreement that provides that major business, financial and technical decisions concerning MobiFon, including making distributions to shareholders and contracting borrowings, require consensus between us and this entity, with both parties using their best efforts to achieve consensus. Accordingly, TIWC has historically taken and must take into account the views of, or compromise with, the Vodafone Group in reaching decisions on fundamental business and strategic matters with respect to MobiFon.

In addition, under MobiFon's Contract of Association, which forms part of its constitutive documents, rights of first refusal exist in favour of all MobiFon shareholders on transfers of shares in MobiFon. These rights of first refusal may also apply to indirect sales of shares of MobiFon in certain circumstances. These indirect rights of first refusal entitle shareholders of MobiFon to purchase a proportionate number of shares of MobiFon held directly by an entity upon a sale of equity shares of certain upstream companies of such entity. In addition, in late 2001, TIW and TIWC agreed with the Vodafone Group that, among other things, the Vodafone Group would have the right, in the event of a change of voting control of ClearWave, to purchase from the Subsidiary that is the direct shareholder of MobiFon that number of shares in MobiFon necessary to increase the Vodafone Group's equity interest in MobiFon to 50.1%.

Discussions with Third Parties regarding Potential Transactions

As the TIW Group was completing its stated objectives of corporate simplification described above, it was approached by, and made contact with, parties that were interested in discussing sale or combination possibilities. Over the course of 2003 and 2004, representatives of the TIW Group attended meetings with four separate parties that expressed an interest in reviewing various strategic alternatives. The parties included state-owned or controlled telecoms operators, as well as an industrial and financial group, all of which had existing interests in telecommunications operations in Central and Eastern Europe. In each case, there were at least two meetings, but discussions never resulted in concrete follow-up. During this period, TIW and certain of its Shareholders were also approached by certain financial sponsor groups as well as a telecommunications operator with activities outside Central and Eastern Europe, but such discussions did not lead to concrete expressions of interest.

During this period, the TIW Group continued to monitor opportunities in Central and Eastern Europe, also with a view to increasing scale but on a stand-alone basis. While there existed several opportunities, it was concluded that such opportunities generally required more capital resources and involved greater risks than was desirable for the TIW Group.

Strategic Review

In late 2004, TIW's Board and management initiated a process of strategic review of our operations and strategic options, including (i) an organic growth strategy, (ii) a growth by acquisitions strategy, and (iii) a strategy of value maximization by way of sale or combination.

On November 9, 2004, the Board met in Bucharest to assess MobiFon's prospects. On December 1, 2004, the Board met in Prague to assess Oskar's prospects. These reviews were extensive and discussions covered matters such as economic environment and perspectives, growth potential, competitive positioning, sustainability of operating margins, cash generation and distribution potential, adequacy of capital structure, evaluation of management performance, management retention and succession planning, and an analysis of business, financial, strategic and execution risks and potential equity returns over different periods of time.

In the case of MobiFon, the Board discussed the nature, extent and potential impact of the Vodafone Group's rights on the feasibility and execution of a divestiture strategy as well as the potential of entering into a co-branding arrangement and a 2.5G/3G products and services licensing arrangement (referred to herein as commercial alliance) with the Vodafone Group in order to protect MobiFon's market share from erosion by its main competitor, Orange (controlled by France Telecom). The TIW Group and MobiFon management had already canvassed the desirability of a commercial alliance and undertaken discussions with the Vodafone Group. In particular, the Board decided that a commercial alliance with Vodafone Group could enhance the value of MobiFon, but would negatively impact TIWC's ability to secure liquidity for its investment in the future. As a result, the Board instructed management to continue discussions with the Vodafone Group about a commercial alliance on the condition that TIWC's existing shareholder agreements with Vodafone Group be renegotiated so as to grant TIWC greater strategic flexibility to seek liquidity through transactions with third-parties.

In the case of Oskar, the Board considered the timing for Oskar to secure a 3G license which, in its opinion, was an important element in its strategic development and in Oskar's value to any possible acquirer. The Board also considered the possible impact of the privatization by the Czech Government of Cesky Telecom and its subsidiary Eurotel, the largest operator in the Czech Republic, on competitive conditions and Oskar's competitive position as the third operator in the market. The Board also considered the level of maturity of the overall Czech mobile market.

Representatives of TIW's four largest Shareholders, namely J.P. Morgan Partners, EEIF, UFI and CDPQ, arranged to meet on January 24, 2005 for further strategic discussions at the shareholder level. These parties held at the time shares representing 39.4% of TIW's share capital and were the then parties to an investor rights agreement that provided for their proportional representation on our Board. The representative of CDPQ did not attend but was kept fully informed of the topics discussed at, and the outcome of, the meeting. Messrs. Jacques Drouin and C. Kent Jespersen, being two independent directors of the Company, Mr. Bruno Ducharme, our Chairman of the Board and Chief Executive Officer, and Messrs. Alexander Tolstoy and André Gauthier, two senior officers of the TIW Group, also attended.

Various matters were reviewed at the meeting, including the business case to carry on as independent operators, potential acquisitions, and sale and combination scenarios. The attendees at this meeting acknowledged that TIW's ability to sustain its financial returns could be undermined in the medium term by the lack of scale and scope, compared to competitors controlled by much larger international telecommunications groups such as Orange in Romania, T-Mobile in the Czech Republic and certain potential acquirers of Eurotel in the Czech Republic and that accordingly a decision would have to be made in 2005 as to whether to gain scale and scope through acquisitions or consider maximizing value through a combination or a sale. The attendees evaluated the possibility of certain acquisitions, but reached the view that such transactions did not fit with our resources, growth expectations or tolerance for risk. The attendees considered several sale or combination scenarios, but determined that the likelihood of successful completion of such transactions was adversely impacted by various considerations, including valuation and execution risks. The attendees then concluded that, as previously determined by the Board, renegotiation of TIWC's contractual relationship with Vodafone Group would be desirable in any value maximization strategy and that, in any event, Vodafone Group needed to be considered as one of the logical entities with which to contemplate a sale or combination.

Discussions with the Vodafone Group

Since 1999, the TIW Group has had various on-and-off discussions with the Vodafone Group on a possible sale of MobiFon. As noted above, the TIW Group and MobiFon have also had extensive discussions with the Vodafone Group since 2003 on the possibility of a commercial alliance.

In the fourth quarter of 1999, the TIW Group and the Vodafone Group representatives discussed strategic alternatives with respect to Central and Eastern Europe generally.

In the third and fourth quarters of 2000, TIW Group representatives approached Vodafone Group representatives to inform them of a potential sale of TIWC's interest in MobiFon. The Vodafone Group representatives expressed the position that the Vodafone Group did not, at that time, have a strategic interest in buying control of MobiFon and that any interest that the Vodafone Group might have would be on financial grounds alone. Vodafone Group representatives also expressed the position that the Vodafone Group did not have a strategic interest in selling its position in MobiFon, but that it reserved its options to sell under the right circumstances.

Following these discussions, expressions of interest were sought from third parties. No satisfactory proposals resulted, although discussions were held with two parties. In both cases a waiver of Vodafone Group's contractual rights and a buy-out of the Vodafone Group interest on terms and conditions to be negotiated were stated to be conditions precedent to the making of a proposal. The process was aborted in the first quarter of 2001.

In the first quarter of 2002, the TIW Group engaged an investment bank to explore various strategic alternatives and potential divestitures, including a sale of MobiFon by TIWC. In the course of its mandate, the investment bank approached the Vodafone Group to engage in discussions on valuation. Several meetings were held by representatives of the investment bank with Vodafone Group representatives from the second quarter of 2002 until the fourth quarter of 2003. Several meetings were also held between representatives of the TIW Group and the Vodafone Group during that period, but discussions were terminated in the fourth quarter of 2003. The parties agreed, however, that a commercial alliance between the Vodafone Group and MobiFon might serve the interests of both parties and thus agreed to explore same.

During 2004, MobiFon management had several discussions with the Vodafone Group executives responsible for a commercial alliance and MobiFon management retained strategy consultants to evaluate the business case and shareholder value impact of such a commercial alliance under certain conditions. Conclusions from the analysis were presented to TIW in the third quarter of 2004. Subsequently, a discussion of the relationship with the Vodafone Group was held at the Board meeting of November 9, 2004. The conclusions reached by the Board were that although a commercial alliance could have merit, it should not be contemplated unless a renegotiation of TIWC's shareholders' arrangements was undertaken.

Shortly after the Board meeting, Mr. Ducharme conveyed the position to the Vodafone Group that a licensing agreement would not be acceptable unless conducted in parallel with a restructuring of the MobiFon shareholders' arrangements. A further meeting was held on December 3, 2004 at which time the Vodafone Group representatives confirmed that Sir Julian Horn-Smith, the Deputy CEO of the Vodafone Group Plc, would take over responsibility for the MobiFon relationship as of January 1, 2005, including a follow-up to commercial alliance discussions.

During the week of January 3, 2005, Sir Julian Horn-Smith called Mr. Ducharme to invite him to meet informally. Mr. Ducharme met Sir Julian Horn-Smith in England on January 24, 2005, whereupon Sir Julian Horn-Smith broached the possibility of making a proposal to purchase the TIW Group's operations and stated that the Vodafone Group management and directors would meet to discuss the matter in early February. Mr. Ducharme responded that a dialogue could be opened once the analysis had followed its course within the Vodafone Group.

On February 9, 2005, Sir Julian Horn-Smith called Mr. Ducharme to convey that the matter would be presented to the Vodafone Group Plc's board of directors on February 14. On February 15, Sir Julian Horn-Smith left a message for Mr. Ducharme to confirm his desire to meet and to propose a meeting in England on February 18. On that day, Mr. Ducharme and Mr. Gauthier met with Sir Julian Horn-Smith in England to discuss the Vodafone Group's proposal.

On February 22, 2005, Vodafone Group formally transmitted a non-binding proposal to purchase MobiFon and Oskar from ClearWave. Mr. Ducharme explained this proposal verbally to the Board, which had a regularly scheduled meeting that day. The Board decided at that meeting to allow discussions to continue and a due diligence process to be conducted, subject to entering into a non-disclosure, standstill and exclusivity agreement. The Board also requested that an investment bank be hired to provide financial advisory services. TIW signed a non-disclosure, standstill and exclusivity agreement with Vodafone Group Plc on February 25, 2005 and provided Vodafone with access to a data room starting on February 28, 2005.

On February 28, 2005, representatives of TIW and Fasken Martineau DuMoulin LLP, legal advisor to TIW, made a presentation to two members of the Board, Mr. Drouin and Mr. Jespersen, to outline the role and obligations of directors, including the circumstances in which it might be advisable to retain independent legal and financial advisors. Mr. Ducharme attended most of the meeting. During the course of this meeting, the legal advisor to TIW provided its views in response to various questions raised by Mr. Drouin and Mr. Jespersen on various aspects of the proposed transaction.

Management also finalized arrangements with Lazard and Lazard & Co., Limited, an affiliate of Lazard, to act as financial advisors for the Company, and on behalf of the Board approached counsel and financial advisors to ascertain potential candidates to act as independent advisors to the Board.

Deliberations and Recommendations of the Board

At a meeting convened on March 3, 2005 to discuss the Vodafone Group's proposal, including the organizational and governance processes to be followed during ongoing negotiations with the Vodafone Group, the Board considered and authorized the engagement of Lehman Brothers as independent financial advisor to the Board, and of Ogilvy Renault LLP as the Board's independent legal advisor. The Board also confirmed the engagement of Lazard and Lazard & Co., Limited, as the Company's financial advisors. In the selection of Lazard and Lazard & Co., Limited as financial advisors to the Company, Mr. Drouin, a managing director of Lazard & Co., Limited, declared his affiliation and interest and abstained from all Board deliberations and voting on the matter.

During the period between March 8 and March 14, 2005, the Board met on six separate occasions to consider the Transaction. During these meetings, the Board consulted with senior management, Lazard and Lazard & Co., Limited, Lehman Brothers, the Company's legal advisor and the Board's independent legal advisor in assessing the terms of the Transaction and the various alternatives available to TIW.

The Board commenced deliberations relating to the Transaction at a meeting held on March 13, 2005 and concluded deliberations during the March 14, 2005 meeting. Mr. Ducharme and Mr. Drouin, having declared their respective interests, did not participate in any of the deliberations and abstained from voting on the Transaction. In its review of the Transaction, the Board considered a number of factors, including:
  the background to the Transaction discussed above;
  the due diligence undertaken to validate the structure of the Arrangement, including the Transaction;
  the factors set out below under ''The Arrangement - Reasons for the Transaction and the Arrangement'';
  the terms of the draft Framework Agreement and the draft Share Purchase Agreement; and

  estimates of the costs in repatriating the net proceeds from the Transaction and other net cash held by the TIW Group, including Transaction, liquidation and other costs relating to the Transaction and Liquidation of the Company and its Subsidiaries in accordance with the proposed Plan of Arrangement.

After reviewing and considering the above factors and having been provided with the oral opinion of each of Lazard and Lehman Brothers, subsequently confirmed in writing on March 15, 2005 and each as described under the headings ''Opinion of Lazard'' and ''Opinion of Lehman Brothers'', to the effect that the consideration of $3,472 million, subject to certain adjustments, in the Transaction was fair to the Seller from a financial point of view, the Board concluded that the Transaction and the proposed Arrangement described by management were in the best interests of TIW and Shareholders. Accordingly, the Board (with the exception of those members who declared their interest and abstained from voting), subject to the execution of a definitive Framework Agreement and a definitive Share Purchase Agreement in substantially the form submitted to the Board and the receipt by the Board of the written opinion of each of the Company's financial advisor and the Board's independent financial advisor confirming their respective oral opinions, approved the Transaction and recommended that Shareholders vote in favour of the Transaction forming part of the Arrangement

The Framework Agreement and the Share Purchase Agreement were executed and delivered by each of the Company and Vodafone on March 15, 2005.

In considering the Transaction, the Board recognized that there were certain risks associated with the Transaction and achieving the Target Return, as described in the heading ''The Arrangement - Plan of Distribution''.

At a meeting held on April 18, 2005, senior management and the legal advisor to the Company presented to and reviewed with the Board a proposed final plan for the Arrangement and confirmed the results of their due diligence process. Again, Messrs. Ducharme and Drouin, due to their respective interests in the Transaction, did not participate in the deliberations and abstained from voting on the matter. The Board considered the proposal and other factors including those referred to under the headings ''The Arrangement - Background for the Transaction and the Arrangement'' and ''The Arrangement - Reasons for the Transaction and the Arrangement''. The Board reviewed revised estimates of the costs in repatriating the net proceeds from the Transaction and net cash held by the TIW Group, including tax costs and other costs relating to the Transaction, Liquidation and dissolution of the Company and its Subsidiaries in accordance with the proposed final Plan of Arrangement. The proposed amendments to the Framework Agreement providing for the conversion of the cash consideration of $3,472 million from U.S. dollars to Canadian dollars were also reviewed by the Board.

Following the review with management, the Company's financial and legal advisors and the Board's independent financial and legal advisors, the Board deliberated and concluded that the terms of the Arrangement were in the best interests of TIW and the Shareholders. Accordingly, the Board (with the exception of those members who declared their interest and abstained from voting) approved the filing of an application for the Interim Order, approved the Arrangement, approved this Circular and recommended that Shareholders vote in favour of the Arrangement Resolution authorizing the Arrangement (including the Transaction forming part of the Arrangement).

Each of the directors of TIW has advised TIW that he will vote the Common Shares held by him, directly or indirectly, in favour of the Arrangement Resolution.

Reasons for the Transaction and the Arrangement

In reaching its conclusions, the Board, in consultation with management, the Company's financial and legal advisors as well as its independent financial and legal advisors, considered a number of factors, including:

  Risks associated with Status Quo. The potential risks associated with, as an alternative to the Transaction, continuing to execute the MobiFon and Oskar business plans and to operate these companies as independent entities are significant in the medium term. The industry for wireless services in Europe is increasingly dominated by a few large service providers, and which benefit from significant synergies, brand value and a well-designed service platform. MobiFon and Oskar do not have the scale, scope and resources of competitors controlled by much larger international telecommunications groups such as Orange in Romania as well as T-Mobile and certain potential acquirers of Eurotel in the Czech Republic.

  Volatility of CEE Markets and Recent Positive Momentum. In recent years, Central and Eastern European countries have increasingly been sought after by investors given the perceived strong fundamental growth prospects, coupled with the reduction in the perceived disparity of risk between Western, Central and Eastern Europe. We believe this is allied to the increasingly positive perception of the economic factors in these countries due to their convergence with and potential for accession to the European Union. We believe the inflow of capital into the region is an indication of the reduction in the perceived risk of investing therein and has resulted in an up-lift in valuation in both absolute and relative terms. These countries have experienced a significant reduction of their respective risk premium, which have already converged to those of Western Europe. Similarly, the MSCI EM Europe index has increased 99% over the last two years, outperforming the major European and North American indices.

  Fairness Opinions of Financial Advisors. The Board received written opinions from each of Lazard, as financial advisor to TIW, and Lehman Brothers, as financial advisor to the Board, each to the effect that, as of March 15, 2005 and subject to the limitations, qualifications and assumptions set forth therein, the consideration of $3,472 million, subject to certain adjustments, in the Transaction was fair to the Seller from a financial point of view.

  Premium over Historical Trading Levels. The net proceeds from the sale plus net cash are expected to equate to a price of $16 per fully-diluted Common Share, which represents as of March 14, 2005 a premium of 21.3% over the three-month average and a 43% premium over the Common Share price on December 31, 2004. In addition, the Common Share price has substantially increased over the last two years, and, in particular, in the recent months due to investors increasingly viewing TIW as an attractive acquisition target. The Common Share price traded as low as $0.75 in the first quarter of 2003 before we repaid our corporate credit facilities and senior secured corporate bonds.

  Transaction Provides Shareholders with Full Liquidity. The Transaction with Vodafone is for cash and therefore provides Shareholders with the opportunity to monetize fully their investments in TIW. The Transaction is not subject to any financing condition and Vodafone has indicated that it intends to finance the acquisition from Vodafone Group's cash resources.

  High Likelihood of Completion. The Transaction is only subject to (i) Shareholder approval, (ii) Court approval and (iii) customary conditions, including the receipt of all necessary regulatory approvals under the relevant competition legislation. As such, there are limited risks associated with the completion of the Transaction given that Vodafone Group does not have competing operations in Romania or the Czech Republic. Amongst other factors, our discussions with other entities regarding potential sale or combination scenarios lead us to believe that only a limited number of buyers have the ability to do an all-cash transaction, and that those who do may have antitrust issues in acquiring all the assets of the TIW Group given their existing market positions in either Romania or the Czech Republic. In addition, under an agreement between TIWC and a Vodafone Group Company and MobiFon's Contract of Association, a Vodafone Group Company has certain rights regarding certain fundamental decisions and a right of first refusal over a transfer, directly or indirectly, of shares in MobiFon. Such rights might act as deterrent to any other potential acquirer.

  Ability to Consider a Superior Proposal. Under and subject to the conditions in the Framework Agreement, the Board can fulfill its fiduciary duties by considering and approving or recommending a Superior Proposal. TIW may accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal, and the Board may withdraw, modify or amend, in a manner adverse to Vodafone, its recommendation that the Shareholders vote in favour of the Arrangement on the basis that such an Acquisition Proposal would constitute a Superior Proposal. In such circumstances, among others, TIW has agreed to pay to Vodafone a termination fee of $110 million.

  Undertakings from Supporting Shareholders. The Supporting Shareholders, representing in total approximately 33.6% of the outstanding share capital of TIW, have agreed to support and vote their Common Shares in favour of the Transaction and not to solicit any competing transaction.

  Arrangement is Subject to Shareholder Approval and Court Approval. In order to be effective, the Arrangement is subject to (i) the approval by not less than two-thirds of the votes cast by the Shareholders present at the Special Meeting or represented by proxy, which is the highest level of approval under the CBCA, and (ii) Court approval of the Arrangement after considering the fairness of the Arrangement to the Shareholders.

  Arrangement is the Most Attractive and Flexible Structure to Complete the Transaction and the Liquidation. TIW believes that the structure of the Transaction as a statutory arrangement under the CBCA is preferable over other structures for a number of reasons. These include the result contemplated by the implementation of the Framework Agreement and the Share Purchase Agreement requires several complex and interrelated steps all of which must be completed in order for TIW to fulfill its obligations pursuant to the Framework Agreement and the Share Purchase Agreement, and which, without the Arrangement, would require TIW to seek the approval of the Shareholders on numerous occasions thereby causing uncertainty and delays which are contrary to the terms of the Framework Agreement and the Share Purchase Agreement. In addition, for all practical purposes, the amount of the consideration to be received by the Shareholders rests on the possibility to proceed in a multi-step operation by way of an arrangement pursuant to Section 192 CBCA. Moreover, the liquidation and dissolution of an active public company, such as TIW, with numerous Shareholders in a variety of jurisdictions is impracticable pursuant to the liquidation and dissolution procedure of the CBCA.

The discussion of information and factors evaluated and considered by the Board under the headings

''The Arrangement - Background for the Transaction and the Arrangement'' and ''The Arrangement -Reasons for the Transaction and the Arrangement'' is not intended to be exhaustive of all factors considered by the Board. In view of the variety of factors considered, the Board did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight or values to any of these factors, and individual directors may have given different weights to different factors.

Opinion of Lazard

TIW retained Lazard and Lazard & Co., Limited, an affiliate of Lazard, to provide financial advice to it and to the Board with respect to the Transaction. TIW selected Lazard and Lazard & Co., Limited to act as its financial advisors based on their qualifications, experience and reputation and their knowledge of the business and affairs of TIW. Lazard delivered to the Board a written opinion on March 15, 2005 that, as of such date and based upon and subject to factors and assumptions set forth in the opinion, the consideration of $3,472 million, subject to certain adjustments, to be paid to the Seller in the Transaction was fair to the Seller from a financial point of view.

The opinion provided to the Board by Lazard is set out in Appendix A to this Circular, and sets out the assumptions, matters considered and limits on the scope of review undertaken by Lazard. The Lazard opinion was necessarily based upon economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. In providing its opinion, Lazard relied upon the accuracy and completeness of the information supplied or otherwise made available to Lazard, and Lazard did not assume responsibility for independent verification of such information. The opinion does not address the merits of the underlying decision by TIW or the Seller to engage in the Transaction or the Arrangement, and the opinion is not intended to and does not constitute a recommendation to the Shareholders as to whether they should vote in favour of the Arrangement.

This summary of the Opinion of Lazard is qualified by reference to the full text of the opinion set out in Appendix A to this Circular, and Shareholders are urged to, and should, read the opinion carefully and in its entirety.

TIW has agreed to pay Lazard and Lazard & Co., Limited a fee for financial advisory services in connection with the Transaction, those services including the provision of the Opinion of Lazard referred to above. A portion of the fee payable to Lazard and Lazard & Co., Limited is contingent upon the consummation of the Transaction. In addition, TIW has agreed to reimburse Lazard and Lazard & Co., Limited for their expenses, including the reasonable fees and disbursements of their counsel, and has agreed to indemnify Lazard, Lazard & Co., Limited and their affiliates in respect of certain liabilities which may be incurred by them in connection with the engagement of Lazard and Lazard & Co., Limited as financial advisors or contribute to payments that they may be required to make in respect thereof.

During the past two years, Lazard and Lazard & Co., Limited have provided financial advisory services to TIW and its subsidiaries and have received customary fees in connection with such services. Mr. Jacques Drouin, a member of the Board, is also a managing director of Lazard & Co., Limited. Consistent with past practice in mandates involving Lazard and Lazard & Co., Limited, Mr. Drouin withdrew from all deliberations of the Board on the selection and retention of Lazard and Lazard & Co., Limited as financial advisors to TIW, on the Transaction and on the Arrangement, and abstained from voting on all such matters.

Opinion of Lehman Brothers

At the request of the Board, TIW retained Lehman Brothers to provide financial advice to the Board with respect to the Transaction. The Board selected Lehman Brothers to act as the Board's financial advisor based on Lehman Brothers' qualifications, experience and reputation and its knowledge of the business and affairs of TIW. Lehman Brothers delivered to the Board a written opinion on March 15, 2005 that, as of such date and based upon and subject to considerations and assumptions set forth in the opinion, the consideration of $3,472 million, subject to certain adjustments, to be received by the Seller in the Transaction was fair from a financial point of view to the Seller.

The opinion provided to the Board, which sets forth assumptions made, procedures followed, matters considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion, is set out in Appendix B to this Circular. The opinion does not address the merits of the underlying decision by TIW or the Seller to engage in the Transaction or the Arrangement. The opinion was necessary based on market economic and other conditions as they existed on, and could be evaluated as of the date of the written opinion and has not been, and will not be updated prior to the completion of the Transaction. In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility independent verification of such information. The opinion is not intended to and does not constitute a recommendation to the Shareholders as to whether they should vote in favour of the Arrangement.

This summary of the opinion of Lehman Brothers is qualified by reference to the full text of the opinion set out in Appendix B to this Circular and Shareholders are urged to, and should, read Lehman Brothers' opinion carefully and in its entirety.

TIW has agreed to pay Lehman Brothers a fee for services provided to the Board in connection with the Transaction, those services including providing the opinion referred to above. A portion of the fee payable to Lehman Brothers is contingent upon the consummation of the Transaction. In addition, TIW has agreed to reimburse Lehman Brothers for reasonable expenses, including certain fees and disbursements of its counsel, and has agreed to indemnify Lehman Brothers and its affiliates in respect of certain liabilities which may be incurred by them in connection with Lehman Brothers' engagement, as described above, or contribute to payments that they may be required to make in respect thereof.

Approval of the Transaction by TAC and TIWC

On April 15, 2005, the board of directors of TAC, after considering a number of factors, including the Opinion of Lehman Brothers and the Opinion of Lazard delivered to our Board, decided to sell its ClearWave Shares to TIWC.

On April 15, 2005, the board of directors of TIWC, after considering a number of factors, including the Opinion of Lehman Brothers and the Opinion of Lazard delivered to our Board, decided to approve the Transaction and to recommend to TAC, its shareholder, that it approve the Transaction.

Plan of Arrangement

The Arrangement effects a series of sequential or interlocking steps pursuant to which TIW will (i) complete the Transaction pursuant to the Framework Agreement and the Share Purchase Agreement, (ii) proceed with its liquidation, including the repatriation of the net cash of its Subsidiaries and then the distribution to Shareholders (or Former Shareholders following the cancellation of the Common Shares) of its net cash, (iii) allow its Common Shares to continue to be publicly traded and, when deemed advisable, upon substantial distribution of its assets, cancel its Shares and (iv) proceed with the Final Distribution and be dissolved. Once the Arrangement has been approved by the Shareholders at the Special Meeting, TIW intends to file Initial Articles of Arrangement to sanction the Plan of Arrangement as soon as practicable after the Approval Order has been granted but at the latest on the Closing Date of the Transaction, and to file, at the appropriate moments, Additional Articles of Arrangement to sanction the consolidation (if necessary), the cancellation of the Common Shares and the dissolution of TIW. It is also proposed that following the Approval Order granted by the Court to approve the Arrangement, additional Ancillary Orders will be obtained from the Court at different stages of the process in connection with the Liquidation and the various Distributions to Shareholders.

The Arrangement is conditional upon the Closing of the Transaction. Each step of the Arrangement subsequent to the Closing will take effect as of the date of its implementation by TIW or the Monitor, or as of the date of the subsequent Ancillary Order, when required, or as of the date appearing on the Certificate issued upon filing of Additional Articles of Arrangement, when required, implementing the relevant step of the Arrangement.

TIW currently expects that the implementation of the Arrangement will be completed over a period currently estimated between 12 and 24 months. Pursuant to the terms of the Plan of Arrangement, the following events will occur:

(i) the performance by the Company of all of its obligations and the enforcement of all its rights pursuant to the Framework Agreement and the Share Purchase Agreement and the Closing of the Transaction, following filing of the Initial Articles of Arrangement;

(ii) following the Approval Order, the establishment of the Claims Process and appointment of the Monitor, by Ancillary Order;

(iii) the implementation of the Claims Process;

(iv) the commencement of the Liquidation immediately following the Closing of the Transaction;

(v) the First Distribution and any related reduction of stated capital, as the case may be;

(vi) upon filing of Additional Articles of Arrangement, the consolidation, if deemed advisable by the Company, of the Common Shares, as provided in the Plan of Arrangement;

(vii) the Subsequent Distributions and any related reduction of stated capital, as the case may be;

(viii) after completion of the Claims Process and pursuant to an Ancillary Order to this effect, the termination and vesting of all the powers of the directors and Shareholders of the Company in the Monitor;

(ix) upon filing of Additional Articles of Arrangement, the cancellation of all Shares, including outstanding Common Shares and the termination of all remaining Rights to receive Shares, if any;

(x) the concurrent payments of (a) the Excess Amount, if any, to Vodafone under the Framework Agreement as a reduction of the Purchase Price pursuant to the Share Purchase Agreement and (b) the Final Distribution; and

(xi) following payment of the Excess Amount and the Final Distribution, and pursuant to an Ancillary Order to this effect, the dissolution of the Company effective upon filing of Additional Articles of Arrangement.

Except if specified in the Plan of Arrangement or in the Approval Order, no step shall be conditional on another step having first been completed.

The consolidation of the Common Shares mentioned above will be implemented by the Board if the Board considers that such consolidation is required to allow the Common Shares to continue to be publicly traded. The terms and conditions of the consolidation, including the ratio of consolidation and the issuance or cancellation of fractional shares, with or without the payment of such fractional shares, will be determined by the Board, at its discretion.

TIW may amend, modify and supplement the Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and communicated to such persons as the Court may direct. The Company may terminate this Plan of Arrangement at any time prior to Closing of the Transaction. If, by the date of termination, Articles of Arrangement have already been filed, the Company shall file Articles of Arrangement providing that this Plan of Arrangement and the Arrangement shall cease having any further force and effect.

No step of the Arrangement will require approval by Shareholders, in addition to that provided by the adoption by Shareholders of the Arrangement Resolution at the Special Meeting. Furthermore, the Board shall have full power and authority to implement the Plan of Arrangement or any step thereof without further approval of Shareholders.

Former Shareholders will rank pari passu with each other in receiving their pro rata share of any Subsequent Distribution out of the Company's assets and the Final Distribution prior to dissolution.

Court Approval of the Arrangement

Under the CBCA, the Arrangement requires Court approval. Before the Company mailed the Circular, it obtained the Interim Order from the Court to provide for the calling and holding of the Special Meeting and other procedural matters. The full text of the Notice of Presentation and a copy of the Interim Order are reproduced as Appendices D and E, respectively, to the Circular.

Subject to the approval of the Arrangement by the Shareholders, the hearing in respect of the Approval Order to approve the Plan of Arrangement is scheduled to take place on May 20, 2005 at 9:00 a.m. (Eastern time) in Room 16.12, or as soon thereafter as is reasonably practicable.

Any Shareholder or other interested party who wishes to appear or to be represented and to present evidence or argument at that hearing may do so, subject to filing a notice of appearance on or before May 10, 2005 as set out in the Notice of Presentation and satisfying any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the proposed Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

Once the Approval Order has been granted, no Ancillary Order will be required to support the filing of Articles of Arrangement which gives effect to any step of the Arrangement, except for the filing of the Articles of Arrangement which will give effect to the dissolution of TIW.

Subject to the conditions to Closing being satisfied or waived, including the grant of a Court order approving the Transaction and receipt of all necessary regulatory approvals under relevant competition legislation, it is expected that the Closing of the Transaction will occur as soon as practicable after the requisite approval of the Shareholders is obtained.

Payment of ESD

All sums due to the holders of the ESD including the principal and interest thereon and other moneys payable thereunder up to the maturity date (as defined in the Indenture dated February 15, 1999, as amended on February 5, 2002 (the ''Indenture'')) shall, conditionally upon Closing, be fully paid or satisfied prior to the date of the First Distribution in accordance with the terms of the Indenture.

Shareholders Approval of the Arrangement

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the Shareholders, present or voting by proxy, at the Special Meeting. Each Shareholder will be entitled to one vote per Common Share held for the purpose of voting upon the Arrangement Resolution. A quorum at the Special Meeting will be constituted by Shareholders, present in person or by proxy, representing not less than 10% of the voting rights attached to all outstanding Common Shares.

The full text of the Arrangement Resolution is reproduced in Appendix C to this Circular.

Support Agreements

On March 15, 2005, the Supporting Shareholders entered into Support Agreements with Vodafone in connection with the Transaction. The following paragraphs summarize the material terms of the Support Agreements.

Under the Support Agreements, each of the Supporting Shareholders agreed:

(i) to vote (or to cause to be voted) its Common Shares at the Special Meeting in favour of the Transaction, including at any adjournment or postponement of such meeting;

(ii) to vote (or to cause to be voted) its Common Shares at any meeting of Shareholders called to propose or approve a resolution or transaction that would in any manner frustrate, prevent, delay or nullify the Transaction against such resolution or transaction whether or not that resolution or transaction will have been recommended by the Board;

(iii) not to sell, assign, convey, encumber or otherwise dispose of any of its Common Shares, or enter into any contract or arrangement to do so, other than in accordance with the Support Agreements.

This obligation will not apply immediately after such time, as the Transaction has been approved by the Shareholders.

Notwithstanding any provision of the Support Agreements, the obligations of the Supporting Shareholders described above will not apply if a Superior Proposal has been publicly announced, and not withdrawn, before the date on which the meeting of Shareholders is held at which the Shareholders vote in relation to approval of the Transaction.

Furthermore, pursuant to the Support Agreements, each of the Supporting Shareholders have agreed up until such time as the Transaction has been approved by the Shareholders:

(i) not to solicit, initiate, facilitate, promote or encourage proposals or offers from, or entertain, enter into or continue discussions or negotiations with, directly or indirectly, any person other than Vodafone to an Acquisition Proposal; and

(ii) not to initiate, propose, assist or participate in any solicitation of Shareholders, nor to induce or attempt to induce any other person to initiate any transaction which may reduce the likelihood of the Transaction being successfully completed.

The Supporting Shareholders also undertook to notify Vodafone promptly if any such discussions or negotiations are sought of it or if any proposal in respect of an Acquisition Proposal is received by them.

Notwithstanding any provisions of the Support Agreements to the contrary, the Supporting Shareholders (including any representatives of such Supporting Shareholders), who are directors or officers of TIW, are not limited or restricted in any way whatsoever in the exercise of their fiduciary duties as directors or officers of TIW.

Except as provided for in the Support Agreements, the Support Agreements will be terminated on the earlier of (i) the termination of the Share Purchase Agreement in accordance with its terms, (ii) the date on which the Closing takes place and (iii) the mutual written consent of the parties to the Support Agreements.

Shareholders Rights of Dissent

For the following reasons, and subject to Court supervision and approval, TIW does not intend to offer Shareholder dissent rights in connection with the Arrangement or any step thereof.

An arrangement under the CBCA does not automatically give shareholders the right to dissent. Moreover, the CBCA does not provide for dissent rights in the case of liquidation, thereby implicitly recognizing that the liquidation of a corporation necessarily provides shareholders with the fair value for their shares. The fundamental purpose of the Arrangement is to eventually effect the fair and orderly liquidation and dissolution of TIW and to permit all Shareholders to be treated equally with distribution of assets. In these circumstances, TIW believes that Shareholders should not be given dissent rights under section 192(4)(d) of the CBCA. If Shareholders had dissent rights, dissenting Shareholders could obtain a special priority over all other Shareholders in the liquidation of TIW and the final distribution of its assets.

Stock Exchange Listings and Status as a Reporting Issuer

Until the completion of the transactions under the Plan of Arrangement, TIW will continue to be subject to ongoing disclosure and other obligations as a reporting issuer under applicable securities legislation in Canada and the United States for a limited period of time. TIW intends to have, as soon as practicable after the cancellation of its Common Shares pursuant to the Plan of Arrangement, the Common Shares delisted from markets on which they will trade at that time. It is also intended that an application be made to applicable securities regulatory authorities in Canada for an order deeming TIW to no longer be at that time a ''reporting issuer'' for the purposes of applicable securities legislation. In addition, TIW would also file an application with the Securities and Exchange Commission to cease to be a registrant in the United States.

As described in ''The Arrangement - Plan of Distribution - Risks Associated with Distributions -Listing'', there can be no assurance that the Common Shares will continue to be listed on the TSX or Nasdaq until the Distributions are completed. Although the Company will seek an alternative listing should the Common Shares be delisted from their current markets, there can be no assurance that such an alternative market will provide appropriate liquidity for the Shareholders.

Regulatory Matters

Merger Regulation (European Union)

Under the European Community Merger Regulation (''ECMR''), mergers or acquisitions to which the parties exceed certain financial thresholds must be notified to the European Commission (the ''Commission''). A transaction may not be completed until a notification has been made to, and clearance received from, the Commission.

Submission of a Form CO merger notification to the Commission triggers a review period of 25 working days. This period is known as Phase I and will be extended to 35 working days where (i) the Commission receives a request from an EU Member State that the transaction should be referred to it for review under national competition law or (ii) the parties to the transaction offer commitments with a view to rendering the transaction compatible with the common market. At the end of Phase I, the Commission must issue a decision recording its findings.

If, at the end of Phase 1, the Commission finds that there are serious doubts about the compatibility of the transaction with the common market, it will initiate a more in-depth review of the transaction, known as Phase II. The standard duration of this second phase is up to 90 working days, but this period will be extended to 105 working days where the parties to the transaction offer commitments with a view to rendering the transaction compatible with the common market.

Under the ECMR, it is also possible for a Member State to request during Phase I that a transaction be referred to it on certain limited grounds. In the event that such a request is granted, all or part of the transaction will be subject to that Member State's national merger control regime.

It is a condition to the completion of the Transaction that clearance from the Commission is received without any conditions or obligations being imposed unless on terms reasonably satisfactory to Vodafone. Vodafone Group Plc filed a Form CO with the Commission on April 15, 2005.

Romania

Under the Romanian Competition Law no. 21/1996 (as amended), transactions which exceed certain financial thresholds require notification to the Competition Council (the ''Council''). A transaction subject to notification may not be completed until a decision allowing this is issued by the Council. The review period is one month from the date when the notification is considered by the Council as complete. This period may be extended by up to four further months if the Council considers that the transaction raises serious concerns about its compatibility with a competitive environment.

It is a condition to the completion of the Transaction that (to the extent that it falls within the scope of the competition law) Vodafone receives a decision on non-intervention, non-objection or authorisation from the Council on terms that are reasonably satisfactory to it.

Vodafone Group Plc filed a notification with the Council on April 14, 2005 requesting a decision (i) of nonintervention on the ground that the clearance is not required or (ii) of non-objection.

Interest of Directors and Senior Officers in the Arrangement

Certain directors and senior officers of TIW have interests in the Arrangement that are different from or in addition to the interests of other Shareholders. These interests include those described below.

Employment of the nine senior officers of TIW will be terminated over a period of time following the implementation of the Plan of Arrangement. Senior officers of TIW are covered by the Company's retention incentive which provides for a payment, upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between 18 and 36 months of base salary, depending on functions filled, plus a portion of target bonus. Retention incentive payments to be made by the Company to its nine senior officers amount to $6,066,218, including $1,725,097 under obligations of entities to be acquired by Vodafone Group pursuant to the Transaction.

Furthermore, directors and senior officers of TIW have been granted RSU under the Restricted Share Unit Plan and Share Options under the Stock Option Plan. Under the Restricted Share Unit Plan and Stock Option Plan, all outstanding RSU and Share Options vest automatically upon the occurrence of a change in control. The transactions contemplated by the Plan of Arrangement would be considered a ''change in control'' under the incentive plans referred to above. It should be noted that the terms of the Transaction have been structured such that there is no impact on the Target Return, or the amounts that can be distributed to the Shareholders in the Distributions, if the number of outstanding RSU and Share Options decreases, because the Purchase Price will be adjusted downward if the number of fully-diluted Common Shares decreases before Closing.

Directors and senior officers of TIW hold a total of 3,041,276 RSU, including 1,659,000 RSU that are contingent on the achievement of various levels of targeted share price appreciation, over a reference price of $12.53 (the ''Performance RSU''), to be measured at the time of vesting, being December 1, 2007, or earlier in accordance with the Restricted Share Unit Plan. As a group, they will be entitled to receive a total of 1,382,276 Common Shares upon the Arrangement becoming effective in respect of RSU, other than the Performance RSU.

The number of Common Shares to be issued upon vesting of the Performance RSU will be based on the Target Return of $16.00 at Closing to give a total of 948,000 Common Shares to be issued to the senior officers as a group. Certain of these officers will waive a portion of their severance package to make whole the Company if the actual per share Distributions do not equate to the Target Return. Others will be required to escrow a portion of the Common Shares they receive on vesting of the Performance RSU pending Distribution of the Target Return. Our senior officers holding Performance RSU would have been entitled to receive an additional 711,000 Common Shares for distributions ranging from $16.50 to $18.00. Such Performance RSU will be forfeited.

Directors and senior officers of TIW also hold a total of 3,358,805 Share Options, having an aggregate weighted average exercise price of $6.39, of which 1,430,422 are currently exercisable and 1,928,383, having an aggregate weighted average exercise price of $6.41, will become exercisable upon the change of control contemplated by the Plan of Arrangement. Upon exercise of the Share Options they hold, they will as a group be entitled to receive 3,358,805 Common Shares.

In total, the number of Common Shares resulting from the RSU, Performance RSU and Share Options for all employees, directors and senior officers of TIW Group is 7,899,978, representing 3.67% of the Company's fully-diluted Common Shares outstanding.

We refer you to the Management Proxy Circular of the Company dated April 18, 2005 in connection with the annual meeting of the Company which is incorporated herein by reference. For the Named Executive Officers in such circular, the aggregate severance pay-outs in U.S. dollars using an exchange rate of C$1 = $0.8052 as at April 15, 2005, and the value of RSU and Share Options that vest on a change of control, assuming that the Target Return is distributed to Shareholders under the Arrangement and the value of the Common Shares to be issued is equivalent to the Target Return, are set forth in the following table:
Number of Options/Value
Number of
	Aggregate	Currently	Exercisable	Number of	Performance
Named Executive Officer	Severance	Exercisable	Upon the CoC	RSU/Value	RSU/Value

Bruno Ducharme, Chairman	$2,059,398	466,667/	732,231/	633,333/	400,000/
and Chief Executive Officer		$ 3,314,440	$ 6,837,848	$10,133,328	$ 6,400,000

André Gauthier, Chief	$ 734,825	132,922/	140,710/	140,534/	122,857/
Financial Officer		$ 1,048,126	$ 1,439,076	$ 2,248,544	$ 1,965,712

Alexander Tolstoy, President	$1,120,747(1)	313,715/	444,494/	297,733/	200,000/
and Chief Operating Officer		$ 3,812,500	$ 4,390,511	$ 4,763,728	$ 3,200,000

James J. Jackson, Senior	$ 604,350(1)	26,667/	273,710/	72,995/	80,000/
Vice-President, Corporate Affairs(2)		$ 209,971	$ 2,486,291	$ 1,167,920	$ 1,280,000

Karla D. Stephens, Chief	$ 587,813(1)	24,000/	247,592/	92,801/	100,000/
Operating Officer, Oskar		$ 188,971	$ 2,246,049	$ 1,484,816	$ 1,600,000

All employees	$8,497,981(3)	2,084,553/	2,732,258/	1,195,738/	1,167,429/
		$21,260,729	$25,032,544	$30,651,808	$18,678,864

_____________
These amounts do not include value for Common Shares currently held by Named Executive Officers.

(1) Under obligations of entities to be acquired by Vodafone Group pursuant to the Transaction.

(2) Mr. Jackson is also the Chief Financial Officer of MobiFon.

(3) Including $2,900,723 under obligations of entities to be acquired by Vodafone Group pursuant to the Transaction.

Mr. Jacques Drouin, one of our directors and also a holder of RSU, is a managing director of Lazard & Co., Limited, an affiliate of Lazard. TIW has agreed to pay Lazard and Lazard & Co., Limited a fee for financial advisory services in connection with the Transaction, those services including the provision of the Opinion of Lazard referred to in this Circular. A portion of the fee payable to Lazard and Lazard & Co., Limited is contingent upon the consummation of the Transaction.

In addition, the Company will continue, or arrange for the continuance of, indemnification arrangements and directors' and officers' liability insurance for the present and former directors and officers of TIW for a period of six years from the date on which the Arrangement will become effective.

THE FRAMEWORK AGREEMENT

Purpose of the Framework Agreement

On March 15, 2005, TIW and Vodafone entered into the Framework Agreement in order to notably agree on certain matters relating to the Transaction, the Arrangement and the proposed distribution by TIW to the Shareholders of the net proceeds from the Transaction and certain other ancillary arrangements. On April 18, 2005, the Framework Agreement was amended and restated to provide for the conversion of the cash consideration of $3,472 million from U.S. dollars to Canadian dollars.

The following paragraphs summarize the material terms of the Framework Agreement. Shareholders are urged to read the Framework Agreement in its entirety. A copy is attached as Appendix H to this Circular.

Plan of Arrangement and Distribution to Shareholders

Pursuant to the Framework Agreement, TIW and Vodafone have agreed to co-operate in the implementation by TIW of the Plan of Arrangement and TIW has agreed to use its reasonable endeavours to distribute all its cash balances, including the Purchase Price and the Investment Income, in accordance with the Plan of Arrangement so as to achieve the Target Return and the distribution of the Investment Income. TIW has also agreed not to, and to procure that no member of the TIW Group will, make any distributions to the Shareholders which, when taken together with all other distributions made to them after March 15, 2005, exceeds, on a per share basis, the aggregate of the Target Return and the Investment Income.

Adjustments to Purchase Price

The Framework Agreement includes a mechanism to provide, to the extent reasonably foreseeable, that the net proceeds of the Transaction along with our other net cash at Closing (pro forma the exercise of outstanding Options) equate to, but do not exceed, $16 per fully-diluted Common Share. The mechanism is based on certain assumptions made at the time the Framework Agreement was executed regarding (i) estimated consolidated net cash of the TIW Group at Closing (assuming the exercise of outstanding Options); (ii) the estimated number of fully-diluted Common Shares on Closing; (iii) estimated transaction, liquidation and other costs involved in completing the Arrangement until our ultimate dissolution; and (iv) potential tax liabilities. In certain circumstances, if actual results vary from the assumptions, the cash consideration payable by Vodafone may be increased by an amount of up to $18 million. In certain other circumstances (notably, if the consolidated net cash of the TIW Group, assuming the exercise of outstanding Options, exceeds estimates), the cash consideration payable by Vodafone will decrease. The intended effect of the adjustments is to limit the aggregate per share Distributions to our Shareholders to an amount equal to no more than the Target Return plus Investment Income and potentially less if the maximum $18 million upward adjustment is insufficient to cover all our potential liabilities up to dissolution. If the assumptions relied upon prove to be inaccurate such that, at the time of dissolution, TIW retains cash resources after it has distributed the Target Return plus Investment Income, the residual cash would be an Excess Amount to be returned to Vodafone as a reduction of the Purchase Price.

Conduct of business

TIW has further agreed that until the date on which the Target Return is paid, each TIW Group Company, other than any ClearWave Group Company (in respect of which the Share Purchase Agreement applies), will use reasonable endeavours to conduct its business properly and efficiently, including to mitigate the amount of liabilities incurred by it.

Representations and Warranties

The Framework Agreement contains customary representations and warranties of TIW relating to, among other things, its due incorporation and organization, capitalization, financial condition and authority to enter into the Framework Agreement and its ability to implement the Arrangement.

The Framework Agreement also contains various representations and warranties of Vodafone relating to, among other things, its due incorporation and organization, its authority to enter into the Framework Agreement and its status as a wholly-owned indirect subsidiary of Vodafone Group Plc.

Covenants of TIW regarding Non-Solicitation

TIW agreed that from March 15, 2005 until the date of termination of the Framework Agreement, TIW will not and will procure that its Connected Persons will not, directly or indirectly:

(i) initiate, solicit or encourage or facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal;

(ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal (other than Vodafone and the Connected Persons of Vodafone and TIW);

(iii) consummate or enter into any agreement to consummate any Acquisition Proposal; or

(iv) otherwise encourage or facilitate any effort or attempt to make or implement an Acquisition Proposal.

However, the Framework Agreement does not prevent TIW or its Board from complying with its disclosure obligations under applicable laws or regulation. In addition, at any time prior to, but not after, the filing of the Articles of Arrangement, the Framework Agreement does not prevent TIW or its Board from (i) providing information in response to a request for it by a person who has made an unsolicited bona fide written Acquisition Proposal after March 15, 2005, if the Board receives from that person an executed confidentiality agreement on terms substantially similar to the non-disclosure agreement entered into between TIW and Vodafone; (ii) engaging in any negotiations or discussions in relation to an Acquisition Proposal with such a person; or (iii) recommending such an Acquisition Proposal to the Shareholders, if and only to the extent that in each case the Board determines in good faith, after consultation with outside legal counsel and its financial adviser, that such Acquisition Proposal constitutes (or, in the case of (i) or (ii) above, is likely to constitute) a Superior Proposal.

TIW has agreed not to accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal and the Board will not withdraw, modify or amend, in a manner adverse to Vodafone in the event of an Acquisition Proposal being made, its recommendation that Shareholders vote in favour of the Arrangement unless the Board will have determined that the Acquisition Proposal constitutes a Superior Proposal in accordance with the Framework Agreement and unless it has provided Vodafone with a written notice to be made at least three Business Days prior to the date on which the Board proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal. During this period of three Business Days, Vodafone will have the opportunity, but not the obligation, to offer to amend the terms of the Transaction. The Board will review any amendment proposed by Vodafone to the terms of the Transaction in good faith in order to determine, in its absolute discretion in the exercise of its fiduciary duties, whether Vodafone's amendments to the terms of the Transaction (upon acceptance by TIW) would result in the Acquisition Proposal not being a Superior Proposal. If the Board so determines, TIW will enter into an amendment to the Framework Agreement and/or to the Share Purchase Agreement with Vodafone reflecting Vodafone's amended proposal.

Covenants of Vodafone regarding a Standstill Period

From March 15, 2005 to the Closing Date, Vodafone agreed that, without the prior consent of the Board, none of Vodafone, any Vodafone Group Company or person acting jointly or in concert with Vodafone or any Vodafone Group Company will:

(i) in any manner acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, any bank or other senior debt, warrants, shares or other securities of TIW Group;

(ii) propose or offer to enter into, directly or indirectly, any merger or business combination involving TIW (other than the Transaction);

(iii) directly or indirectly solicit, or participate or join with any other person in the solicitation of, any proxies to vote, or to seek to advise or to influence any person with respect to the voting of, any bank or other senior debt, warrants, shares or other securities of TIW;

(iv) otherwise act, alone or in concert with others to seek to control the management, the Board or policies of TIW or to influence any bank or other senior lender and any holder of shares, warrants, debt or other securities of TIW; or

(v) advise, assist or encourage any other person in connection with any of the foregoing, including without limitation by providing financing for such purpose.

However, pursuant to the Framework Agreement, Vodafone or a Vodafone Group Company will be entitled to:

(i) make an offer to acquire Common Shares without seeking consent of the Board if any person (other than the persons who are to be so restricted) (a) publicly announces that it has acquired or intends to acquire, together with its affiliates, beneficial ownership of or power to exercise control or direction over 10% of the Common Shares; or (b) who, together with its affiliates, already holds 10% or more of the votes ordinarily exercisable at general meetings, publicly announces that it has acquired beneficial ownership of or power to exercise control or direction over an additional 2% or more of the votes ordinarily exercisable at general meetings, or (c) has launched a bona fide offer for Common Shares or has announced an intention to make such an offer which could result in such person becoming interested in one third or more of the votes ordinarily exercisable at general meetings; or (d) has made a bona fide offer for shares of MobiFon or Oskar or has announced an intention to make such an offer or makes such an offer which could result in such person becoming interested in shares carrying one third or more of the votes ordinarily exercisable at general meetings of MobiFon or Oskar, unless the offer is not recommended and TIW confirms in writing to Vodafone within five Business Days of the offer or the announcement of the offer that it does not intend to accept such offer; and/or

(ii) acquire or make an offer to acquire, directly or indirectly, warrants, shares or other securities of TIW so long as such warrants, shares or other securities do not give Vodafone beneficial ownership of or power to exercise control or direction over 10% or more of the votes ordinarily exercisable at general meetings.

Furthermore, neither Vodafone nor any other Vodafone Group Company will frustrate or oppose, whether by voting against or failing to tender into or otherwise a Superior Proposal for TIW Group with any Common Shares held by Vodafone or a Vodafone Group Company. This restriction will however not apply to the Common Shares acquired, directly or indirectly, after a Superior Proposal is made.

Termination Fee

Pursuant to the Framework Agreement, Vodafone will be entitled to terminate the Framework Agreement and TIW will pay to Vodafone an amount of $110 million within three Business Days after notice by Vodafone, if:

(i) the recommendation of the Board that Shareholders vote in favour of the Transaction (the ''Recommendation'') is withdrawn or adversely qualified or modified by the Board, whether or not permitted under the Framework Agreement, other than in circumstances where Vodafone subsequently amends the terms of the Framework Agreement and the Recommendation is reaffirmed by the Board;

(ii) the Special Meeting will not have been held or the vote at the Special Meeting on the Arrangement Resolution will not have been taken by March 15, 2006 as a consequence directly or indirectly of any breach by TIW of its obligations summarised above under the heading ''The Framework Agreement - Plan of Arrangement and Distribution to Shareholders'';

(iii) an Acquisition Proposal is publicly announced and not withdrawn before the Special Meeting and the Board will have failed to reaffirm the Recommendation, without adverse qualification or modification, by the earlier of five Business Days after that announcement and the Special Meeting;

(iv) the Board will have recommended that the Shareholders deposit their Common Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal;

(v) any member of the TIW Group will have entered into an agreement with any person to further or to implement an Acquisition Proposal before completion of the Transaction; or

(vi) if, at any time after the date of the Framework Agreement and within six months after the Framework Agreement terminates or lapses, other than the above-mentioned circumstances, an Acquisition Proposal is announced and at any time after that TIW (or its Shareholders), MobiFon or Oskar or one or more of their affiliates completes that Acquisition Proposal.

Termination

TIW or Vodafone may terminate the Framework Agreement, subject to a notice and cure period, if (i) the other party is in breach of any of its undertakings in the Framework Agreement the effect of which is material in the context of the Transaction; or (ii) the other party is in breach of any warranty under the Framework Agreement, or would be if the relevant warranty were repeated at the time of the breach, in any such case the effect of which is material in the context of the Transaction.

Following such termination, TIW or Vodafone will not have any claim against the other party under the Framework Agreement, save for any claim: (i) for fraud; (ii) in the case of a claim by Vodafone for breach of a warranty given by TIW under the Framework Agreement, to the extent that the warranty was given fraudulently, or that any of the TIW Key Personnel was aware that the warranty was untrue or incorrect in any material respect when made; (iii) for breach by that other party of its obligations under the Framework Agreement (other than under (i) or (ii) above).

Provided that, if Vodafone terminates the Framework Agreement and the termination fee described above under the heading ''The Framework Agreement - Termination Fee'' is paid to it in compliance with the Framework Agreement, Vodafone will not be entitled to any other rights or remedies, including the right to claim damages.

If the Framework Agreement is terminated neither party may make any claim for breach of the Framework Agreement more than 6 months after termination.

Moreover, if Closing occurs (i) neither TIW nor Vodafone will be liable after Closing for any breach of warranty under the Framework Agreement and (ii) Vodafone may not make any claim for breach of the Framework Agreement more than 30 days after Closing. Furthermore, the maximum aggregate liability of TIW for any claim by Vodafone for breach of the Framework Agreement and the Share Purchase Agreement will, save in the case of fraud, be $110 million.

No right to terminate the Framework Agreement or right to compensation or other remedy will be available to either party pursuant to the Framework Agreement regarding such facts or circumstances that result from or arise from the exercise of any right of veto or the giving or withholding of any consent or any approval, in each case, by or on behalf of any Vodafone Group Company in relation to the Contract of Association between the shareholders of MobiFon or the cooperation agreement with respect to MobiFon.

The Framework Agreement lapses on termination of the Share Purchase Agreement in accordance with its terms.

THE SHARE PURCHASE AGREEMENT

The following summarizes the material terms of the Share Purchase Agreement. Shareholders are urged to read the Share Purchase Agreement in its entirety for a more complete description of the Transaction, a copy of which is attached as Appendix I to the Circular.

General Purpose of the Share Purchase Agreement

On March 15, 2005, TIW and Vodafone entered into the Share Purchase Agreement pursuant to which TIW agreed to procure the sale of all of TIW's indirect interest in ClearWave, an indirect 99.99% owned subsidiary, and the assumption or the assignment in Vodafone's favour of the intercompany indebtedness of any ClearWave Group Company owed to any TIW Group Company, excluding any intercompany indebtedness owed to any ClearWave Group Company, in consideration of the Purchase Price. ClearWave owns 79% of MobiFon and 100% of Oskar.

Conditions Precedent to Closing

In addition to closing conditions which are customary for a transaction of the nature of the Transaction, the Share Purchase Agreement provides that the obligations of Vodafone and TIW to consummate the Transaction are subject to the satisfaction of the following conditions:

(i) approval by Shareholders of the Arrangement Resolution;

(ii) obtaining of the Approval Order, in terms reasonably satisfactory to TIW and Vodafone; (iii) obtaining of consent from the lenders under the Credit Agreements; and (iv) obtaining all necessary regulatory approvals under relevant competition legislation.

Covenants of TIW

TIW has given, in favour of Vodafone, usual and customary covenants for an agreement of this nature, including covenants (i) to carry on its business as a going concern in the ordinary and usual course as carried on prior to March 15, 2005 and as reflected in the budgets of MobiFon and Oskar; (ii) save to the extent included in the budgets of MobiFon and Oskar not to enter into any agreement or incur any commitment in excess of $2 million; (iii) not to (other than in the ordinary and usual course of business consistent with past practice), (a) make any material amendment to the terms and conditions of employment of Senior Employee; (b) provide or agree to provide any gratuitous payment or benefit to any senior employee or any of his/her dependants; (c) dismiss any senior employee (unless for misconduct); or (d) appoint any additional senior employees. TIW also covenanted to provide, and to cause the senior employees to provide, all cooperation reasonably requested by Vodafone in connection with the carrying out of the Transaction.

Representations and Warranties

The Share Purchase Agreement contains various representations and warranties of TIW that are customary for a transaction of this nature, and relating to, amongst other things; (i) the corporate existence of TIW and each ClearWave Group Company; (ii) the capitalization of the ClearWave Group; (iii) the corporate records of each ClearWave Group Company; (iv) the authorization, execution and delivery by TIW of the Share Purchase Agreement; (v) the consents required in connection with the Transaction; (vi) compliance with laws; (vii) the holding of necessary licenses, authorisations and permits by each ClearWave Group Company; (viii) the conduct of business; (ix) the absence of certain events and any adverse change which are material in the context of the ClearWave Group since December 31, 2004; (x) the absence of breach under contracts to which each ClearWave Group Company are parties, the effect of which breach could be material in the context of the ClearWave Group; (xi) the financial obligations of the ClearWave Group; (xii) the absence of litigation that may lead to liability of or costs for any ClearWave Group Company, in excess of $1,000,000; (xiii) environmental matters; (xiv) tax matters; (xv) employment agreements and labour matters; (xvi) insolvency matters; (xvii) real properties owned and leased by the ClearWave Group; (xviii) intellectual property and information technology matters; and (xix) insurance maintained by the ClearWave Group.

The Share Purchase Agreement also contains various representations and warranties of Vodafone relating to, among other things, its due incorporation and organization, its authority to enter into the Share Purchase Agreement and its status as a wholly-owned indirect subsidiary of Vodafone Group Plc.

Indemnification and Insurance

Following Closing, Vodafone will cause ClearWave or any successor of ClearWave to indemnify and hold harmless all past and present officers and directors of ClearWave and its Subsidiaries to the same extent and in the same manner as such persons were indemnified as of March 15, 2005 by ClearWave and its Subsidiaries pursuant to their respective governing laws and the articles, by-laws or other constitutive documents of ClearWave and its Subsidiaries and existing indemnity agreements for acts or omissions occurring at or prior to Closing.

Under the Share Purchase Agreement, TIW will use reasonable endeavours, before and after Closing, to recover in full under any insurance claim which has been made before Closing in respect of ClearWave Group

Company and shall pay the proceeds of such claim to Vodafone as soon as practicable after receipt by TIW, if so received by it after Closing.

Termination and Breach

Vodafone's Termination Rights

Vodafone will be entitled to terminate the Share Purchase Agreement, subject to a notice and cure period, in any of the following circumstances:

(i) if any of the conditions precedent to Closing remain unsatisfied in any respect which is material in the context of the Transaction as a whole or have not been waived as at March 15, 2006;

(ii) if TIW is in a breach of any of its covenants under the Share Purchase Agreement which results in, or is reasonably likely to result in, a material adverse effect, on the results of operations or financial condition or prospects of the ClearWave Group, on a consolidated basis, (subject to certain exceptions) (''Material Adverse Effect'');

(iii) if TIW has failed to comply with its respective closing obligations (to transfer its indirect interest in ClearWave and certain additional obligations) in accordance with the Share Purchase Agreement in any respect which is material in the context of the Transaction as a whole, by Closing;

(iv) if TIW is in a breach of its warranties under the Share Purchase Agreement, or would be if TIW's warranties were repeated at the time of the breach, which results in, or is reasonably likely to result in a Material Adverse Effect; or

(v) if any event shall occur which has a Material Adverse Effect on the ClearWave Group.

TIW's Termination Rights

TIW will be entitled to terminate the Share Purchase Agreement, subject to a notice and a cure period, in any of the following circumstances:

(i) if any of the conditions precedent to Closing remain unsatisfied in any respect which is material in the context of the Transaction as a whole or have not been waived as at March 15, 2006;

(ii) if Vodafone has failed to comply with its respective obligations in accordance with the Share Purchase Agreement in any respect which is material in the context of the Transaction as a whole, by Closing;

(iii) if Vodafone is in breach of any of its warranties under the Share Purchase Agreement in any respect which is material in the context of the Transaction as a whole, or would be if Vodafone's warranties were repeated at the time of the breach.

No right to terminate the Share Purchase Agreement or right to compensation or other remedy will be available to either party pursuant to the Share Purchase Agreement regarding such facts, or circumstances that result from or arise from the exercise of any right of veto or the giving or withholding of any consent or any approval, in each case, by or on behalf of any Vodafone Group Company in relation to the Contract of Association or the cooperation agreement.

Effect of Termination

Following such termination, TIW or Vodafone will not have any claim against the other party under the Share Purchase Agreement, save for the following: (i) in the case of a claim by Vodafone for breach of a warranty given by TIW under the Share Purchase Agreement, to the extent that the warranty was given fraudulently, or that any of the TIW Key Personnel was aware that the warranty was untrue or incorrect in any material respect when made; (ii) a claim by Vodafone, if either TIW is in breach of its covenants under the Share Purchase Agreement which results in, or is reasonably likely to result in, a Material Adverse Effect, or, if TIW has failed to comply with its respective closing obligations in accordance with the Share Purchase Agreement in any respect which is material in the context of the Transaction as a whole, by Closing; or (iii) a claim by TIW if

Vodafone has failed to comply with its respective closing obligations in accordance with the Share Purchase Agreement in any respect which is material in the context of the Transaction as a whole, by Closing.

If the Share Purchase Agreement is terminated neither party may make any claim for breach of the Share Purchase Agreement more than 6 months after termination.

If Closing occurs (i) neither TIW or Vodafone will be liable after Closing for any breach of warranty under the Share Purchase Agreement, and (ii) neither party may make any claim for breach of the Share Purchase Agreement more than 30 days after Closing.

Furthermore, the maximum aggregate liability of TIW for any claim by Vodafone for breach of the Share Purchase Agreement and the Framework Agreement will, save in the case of fraud or in the case of a breach of the parties' respective obligations to sell and purchase TIW's interest in ClearWave (or to procure the same), not exceed $110 million.

The Share Purchase Agreement lapses on termination of the Framework Agreement.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to TIW, the following summary fairly describes, as at the date hereof, the principal Canadian federal income tax consequences of the Arrangement generally applicable under the Income Tax Act (Canada) (the ''Tax Act'') to a holder of Common Shares on the date of the Approval Order who, for purposes of the Tax Act and at all relevant times, is not exempt from tax under the Tax Act, holds his Common Shares as capital property, deals at arm's length with TIW and is not ''affiliated'' (as defined in the Tax Act) with TIW (defined as a ''Shareholder'' in the present section). Generally, the Common Shares will be considered to be capital property to a Shareholder provided that the Shareholder does not use or hold and is not deemed to use or hold the Common Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares, and all other ''Canadian securities'' (as defined in the Tax Act) that are held by the holders, be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary does not apply to a holder of Common Shares that is a ''financial institution'' within the meaning of section 142.2 of the Tax Act which may be subject to the so-called ''mark-to-market rules''.

This summary is based upon the provisions of the Tax Act, the regulations under the Tax Act and the Income Tax Application Rules in force as at the date hereof and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the ''Agency''). This summary takes into account all specific proposals to amend the Tax Act and the regulations under the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. There can be no assurance that any of the tax proposals will be implemented in its current form or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any Shareholder. This summary is not exhaustive of all possible income tax considerations under the Tax Act that may affect a Shareholder. Consequently, Shareholders should consult their own tax advisors about the implications of the contemplated Arrangement in light of their particular circumstances.

Residents of Canada

The following part of the summary is applicable to a Shareholder who, at all relevant times, is resident or deemed to be resident of Canada for purposes of the Tax Act and any applicable tax treaty (a ''Resident Shareholder'').

Distributions to Resident Shareholders

Below is a summary of the principal Canadian federal income tax consequences for a Resident Shareholder of the winding-up process of TIW's business and ultimately, its existence pursuant to the Arrangement. It should be noted that the existence of TIW will continue by virtue of the Arrangement Resolution such that there will be a time gap between the realization of the steps outlined in the Arrangement and the resulting final distribution to the Resident Shareholders, as well as the formal dissolution of TIW (the ''Timing Differences''). Under the Tax Act, the term ''winding-up'' refers to both the winding-up of a corporation's business and the winding-up of the corporation itself and therefore is interpreted as meaning that period during which the winding-up takes place (the ''Winding-Up Process''). The Agency considers that a corporation has commenced the Winding-Up Process where, among other things, it has followed the procedures for winding-up and dissolution provided by the appropriate governing legislation. This will be the case in the event the Shareholders authorize the Arrangement by virtue of adopting the Arrangement Resolution. For purposes of this summary, it is assumed that all distributions by TIW to the Resident Shareholders will occur as part of its Winding-Up Process.

The Distributions under the Arrangement may be effected through reductions of the stated capital of the Common Shares. The amount or value of the funds or property distributed to a Resident Shareholder on a reduction of stated capital will not be deemed to be a taxable dividend, but a return of capital, to the extent it does not exceed the paid-up capital of the Common Shares for purposes of the Tax Act. The paid-up capital of each Common Share at the time of the First Distribution is estimated to be C$17.01 for purposes of the Tax Act. The Resident Shareholder will reduce the adjusted cost base of his Common Shares by the amount or value of the funds or property received upon a reduction of stated capital. To the extent that the amount or value of the funds or property received by a Resident Shareholder on a reduction of stated capital is greater than the adjusted cost base of his Common Shares, the excess will be deemed to be a capital gain of the Resident Shareholder for the year from the disposition of the Common Shares and the adjusted cost base of the Common Shares to the Resident Shareholder will then be nil. The taxation of capital gains is described below.

The amount or value of the funds or property distributed to a Resident Shareholder during the Winding-Up Process of TIW in excess of the paid-up capital of the Common Shares for purposes of the Tax Act held by such Resident Shareholder will be deemed to be a taxable dividend (''Dividend''). Since the paid-up capital of each Common Share at the time of the First Distribution is estimated to be C$17.01 for purposes of the Tax Act, only the amount or value of the funds or property received by a Resident Shareholder in respect of each Common Share in excess of C$17.01 will be treated as a Dividend for purposes of the Tax Act.

Such Dividend received by a Resident Shareholder who is an individual will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Such Dividend received by a Resident Shareholder that is a corporation will be deductible in computing the corporate Resident Shareholder's taxable income under Part I of the Tax Act. However, although Part I tax may not be exigible on such Dividend, the Tax Act will generally impose a 33 1/3% cent refundable Part IV tax on such Dividend received by a corporate Resident Shareholder that was at any time in the taxation year in which such Dividend was received a ''private corporation'', as defined in the Tax Act, or a corporation resident in Canada that is controlled by or for the benefit of an individual or a related group of individuals.

Pursuant to the Tax Act, a Resident Shareholder will be considered to have disposed of his Common Shares on the redemption or cancellation of the Common Shares for proceeds equal to the fair market value of the funds or property distributed to him at that time. The proceeds of disposition for such Common Shares will include any amount received and receivable by the Resident Shareholder. For purposes of computing any capital gain or capital loss resulting from such disposition, the proceeds of disposition of the Common Shares (the ''Adjusted Proceeds of Disposition'') will however be reduced by an amount equivalent to the dividend deemed to have been paid on the cancellation of the Common Shares, that is the excess of the amount received and receivable over the paid-up capital of the Common Shares for purposes of the Tax Act immediately before the cancellation of the Common Shares. As a result, the cancellation of the Common Shares will give rise to a capital gain (capital loss) equal to the amount by which the Adjusted Proceeds of Disposition, net of reasonable costs of disposition, exceeds (is exceeded by) the adjusted cost base of such Common Shares to the Resident Shareholder at that time.

Generally, one-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year normally may be deducted by the Resident Shareholder in computing income to the extent of any taxable capital gains for the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the rules contained in the Tax Act). Capital gains realized by a Resident Shareholder who is an individual or most trusts will be relevant in computing possible liability under the alternative minimum tax. Capital gains realized by a Resident Shareholder that is a ''Canadian-controlled private corporation'' (as defined in the Tax Act) may be subject to the additional 6 2/3% refundable tax.

Where a Resident Shareholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Common Share, the Resident Shareholder's capital loss from the disposition may be reduced by the amount of dividends previously received by the Resident Shareholder except to the extent that a loss on a previous disposition of Common Shares has been reduced by those dividends. Analogous rules apply where a Resident Shareholder that is a corporation or a trust (other than a mutual fund trust) is a member of a partnership that disposes of Common Shares.

It should be noted that in light of the potential Timing Differences indicated above, Resident Shareholders may be deemed to receive a Dividend at a particular moment in time during the Winding-Up Process of TIW, yet be considered to have disposed of their Common Shares at a different particular moment in time during the Winding-Up Process of TIW.

Share Consolidation

A consolidation of the Common Shares (a ''Share Consolidation'') should not be considered a disposition of the Common Shares under the Tax Act. The adjusted cost base of each post-consolidation Common Share held by a Resident Shareholder immediately after the Share Consolidation should be equal to the aggregate adjusted cost base of all pre-consolidation Common Shares held by such Resident Shareholder immediately prior to the Share Consolidation divided by the number of post-consolidation Common Shares held by such Resident Shareholder immediately after the Share Consolidation.

Amalgamation

A Resident Shareholder whose Common Shares are converted on an amalgamation of TIW and a wholly-owned subsidiary will not realize any capital gain or capital loss as a result of the conversion. The Resident Shareholder will be considered to have disposed of his Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Resident Shareholder's Common Shares immediately before the amalgamation and to have acquired the shares of the amalgamated entity at an aggregate cost equal to such proceeds of disposition.

Non-Residents of Canada

The following summary is applicable to a Shareholder who, for the purposes of the Tax Act and any applicable tax treaty, and at all relevant times, is not resident, or deemed to be resident, of Canada and does not use or hold and is not deemed to use or hold the Common Shares in connection with a trade or business that the Shareholder carries, or is deemed to carry, in Canada (a ''Non-Resident Shareholder'').

The present published policy of the Agency is that most entities (including most limited liability companies) that are treated as being fiscally transparent for United States federal income tax purposes will not qualify as residents of the United States under the provisions of the Canada-United States Tax Convention (the ''Treaty''). Non-Residents Shareholders are urged to consult their tax advisors to determine their entitlement to relief under the Treaty based on their particular circumstances.

Distributions to Non-Resident Shareholders

The summary of the principal Canadian federal income tax consequences arising during the Winding-Up Process of TIW discussed above in the first paragraph under the heading ''Certain Income Tax Considerations -Certain Canadian Federal Income Tax Considerations - Distributions to Resident Shareholders'' also applies to Non-Resident Shareholders.

The Distributions under the Arrangement may be effected through reductions of the stated capital of the Common Shares. The amount or value of the funds or property distributed to a Non-Resident Shareholder on a reduction of stated capital will not be deemed to be a dividend, but a return of capital, to the extent it does not exceed the paid-up capital of the Common Shares for purposes of the Tax Act. The paid-up capital of each Common Share at the time of the First Distribution is estimated to be C$17.01 for purposes of the Tax Act. The Non-Resident Shareholder will reduce the adjusted base cost of his Common Shares by the amount or value of the funds or property received upon a reduction of stated capital. To the extent that the amount of value of the funds or property received by a Non-Resident Shareholder on a reduction of stated capital is greater than the adjusted base cost of his Common Shares, the excess will be deemed to be a capital gain of the Non-Resident Shareholder for the year from the disposition of the Common Shares and the adjusted base cost of the Common Shares to the Non-Resident Shareholder will then be nil.

A Non-Resident Shareholder that holds Common Shares that do not constitute ''taxable Canadian property'' within the meaning of the Tax Act will not be subject to Canadian tax upon such deemed disposition. The Common Shares held by a Non-Resident Shareholder will not constitute ''taxable Canadian property'' to such Non-Resident Shareholder at any particular time provided that such Common Shares are listed on a prescribed stock exchange at the time and provided that at no time during the 60-month period immediately preceding that time did the Non-Resident Shareholder, alone or with persons with whom it did not deal on arm's length terms, own or have an interest or an option in respect of 25% or more of the issued shares of any class or series in the capital of TIW. The Common Shares will constitute ''taxable Canadian property'' at any particular time if they are not listed on a prescribed stock exchange, such as the TSX or Nasdaq, at that time.

Even in the event that the Common Shares constitute ''taxable Canadian property'' to a particular NonResident Shareholder, any resulting deemed capital gain may be exempt from Canadian tax if the Non-Resident Shareholder is resident in a country with which Canada has a bilateral tax convention. The Non-Resident Shareholder will however be subject to Canadian tax compliance requirements prior to or after the sale, redemption, cancellation and other disposition of his Common Shares if the Common Shares are not listed on a prescribed stock exchange at the time of disposition or deemed disposition.

The amount or value of the funds or property distributed to a Non-Resident Shareholder during the Winding-Up Process of TIW in excess of the paid-up capital of the Common Shares for purposes of the Tax Act held by such Non-Resident Shareholder will be deemed to be a taxable dividend (''Dividend''). Since the paid-up capital of each Common Share at the time of the First Distribution is estimated to be C$17.01 for purposes of the Tax Act, only the amount or value of the funds or property received by a Non-Resident Shareholder in respect of each Common Share in excess of C$17.01 will be treated as a Dividend for purposes of the Tax Act.

A Non-Resident Shareholder, whether an individual or a corporation, who receives a Dividend will, pursuant to Part XIII of the Tax Act, be subject to Canadian withholding tax at a rate of 25%. The 25% Canadian withholding tax rate may be reduced if the recipient of the Dividend is resident in a country with which Canada has a bilateral tax convention. For instance, the withholding tax rate provided under the Treaty is 15% for Shareholders resident in the United States for purposes of the Treaty and that are not a company owning 10% or more of the Common Shares of TIW.

For purposes of the Tax Act, a Non-Resident Shareholder will be considered to have disposed of his Common Shares on the sale of the shares. Pursuant to the Tax Act, a Non-Resident Shareholder will also be considered to have disposed of his Common Shares on the redemption or cancellation of the Common Shares for proceeds equal to the Adjusted Proceeds of Disposition. A Non-Resident Shareholder that holds Common Shares that do not constitute ''taxable Canadian property'' within the meaning of the Tax Act will not be subject to Canadian tax upon such disposition. The Common Shares held by a Non-Resident Shareholder will not constitute ''taxable Canadian property'' to such Non-Resident Shareholder at any particular time provided that such Common Shares are listed on a prescribed stock exchange at the time and provided that at no time during the 60-month period immediately preceding that time did the Non-Resident Shareholder, alone or with persons with whom it did not deal on arm's length terms, own or have an interest or an option in respect of 25% or more of the issued shares of any class or series in the capital of TIW. The Common Shares will constitute ''taxable Canadian property'' at any particular time if they are not listed on a prescribed stock exchange, such as the TSX or Nasdaq, at that time.

Even in the event that the Common Shares constitute ''taxable Canadian property'' to a particular NonResident Shareholder, any resulting capital gain may be exempt from Canadian tax if the Non-Resident Shareholder is resident in a country with which Canada has a bilateral tax convention. The Non-Resident Shareholder will however be subject to Canadian tax compliance requirements prior to or after the sale, redemption, cancellation and other disposition of his Common Shares if the Common Shares are not listed on a prescribed stock exchange at the time of disposition or deemed disposition.

It should be noted that in light of the potential Timing Differences indicated above, Non-Resident Shareholders may be deemed to receive a Dividend at a particular moment in time during the Winding-Up Process of TIW, yet be considered to have disposed of their Common Shares at a different particular moment in time during the Winding-Up Process of TIW.

Share Consolidation

The summary of the principal Canadian federal income tax consequences arising on a Share Consolidation as discussed above under the heading ''Certain Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Residents of Canada - Share Consolidation'' also applies to Non-Resident Shareholders.

Amalgamation

The summary of the principal Canadian federal income tax consequences arising on an amalgamation as discussed above under the heading ''Certain Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Residents of Canada - Amalgamation'' also applies to Non-Resident Shareholders.

Certain U.S. Federal Income Tax Considerations

In the opinion of Pillsbury Winthrop Shaw Pittman LLP, U.S. federal income tax counsel to the Company, the following summary, insofar as it relates to matters of law and legal conclusions, fairly describes the principal U.S. federal income tax consequences of the Arrangement relevant to U.S. Holders (as defined below) that hold Common Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the ''Code''). This summary does not take into account the individual circumstances of any particular investor. Furthermore, this summary does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder based on such holder's specific circumstances. In particular, the summary does not address the U.S. federal income tax treatment of U.S. Holders whose functional currency is not the U.S. dollar, that use or hold Common Shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada, that own (or have owned at any time), directly, indirectly or through attribution, 10% or more of the Company's outstanding voting stock or that may be subject to special treatment under U.S. federal income tax law (including, without limitation, insurance companies, tax-exempt organizations, individual retirement accounts and other tax-deferred accounts, financial institutions, investment companies, persons subject to the alternative minimum tax, broker-dealers, persons holding Common Shares as a position in a straddle, synthetic security, hedge, conversion transaction or other integrated investment and persons that enter into ''constructive sales'' involving Common Shares or substantially identical property with other investments). In addition, the summary does not address the U.S. federal income tax treatment of some expatriates or former long-term residents of the United States or holders of Common Shares other than U.S. Holders.

The following summary is not binding on the Internal Revenue Service (''IRS''). It is based on the Code, Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein.

For purposes of this discussion, a ''U.S. Holder'' is a beneficial owner of Common Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust if either (1) the administration of the trust is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a holder of Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. The tax treatment of a partnership that holds Common Shares, and the tax treatment of any partner in such a partnership, is not addressed in this summary. A holder of Common Shares that is a partnership and any partners in such partnership should consult their tax advisors.

This summary is for general information only and is not intended to be, and should not be construed to be, legal or tax advice to any holder of Common Shares. This summary does not address any aspect of estate or gift tax laws, or state, local or foreign tax laws. Accordingly, holders of Common Shares should consult their own tax advisors for advice concerning the application of the U.S. federal tax laws to their particular situations, as well as any consequences arising under state, local or foreign tax laws.

Summary

The following is a brief overview of the U.S. federal income tax consequences of the Arrangement to a U.S. Holder, as discussed in more detail in the sections that follow.

  U.S. Holders that receive distributions pursuant to the Arrangement should recover the adjusted tax basis in their Common Shares before recognizing any taxable gain. Loss cannot be recognized until the Final Distribution is received or, under certain circumstances, at the time of the last substantial distribution.

  The treatment of gain or loss recognized by a U.S. Holder on a liquidating distribution or sale of Common Shares will depend on whether the Company is classified as a PFIC at the time the gain or loss is recognized. If the Company is not classified as a PFIC, then any such gain or loss will be capital gain or loss. If the Company is classified as a PFIC, generally, any such gain will be taxable as ordinary income and a U.S. Holder may have other adverse tax consequences; however, a U.S. Holder could elect to treat the Company as a ''qualified electing fund,'' which could mitigate those adverse tax consequences. Alternatively, it may be possible for a U.S. Holder to make a mitigating mark-to-market election, depending on when the Common Shares are delisted.

  It is likely that the Company will become a PFIC at some time during the Arrangement process. The determination of when the Company may become a PFIC as a result of the Transaction and the Arrangement is subject to a number of legal and factual uncertainties. As a result, the Company is unable to currently predict the period of time during which it may be a PFIC. The Company will provide additional information regarding its PFIC status should it become available.

The Arrangement in General

For U.S. federal income tax purposes, the distributions pursuant to the Arrangement should be treated as a taxable liquidation of the Company in which U.S. Holders are treated as receiving a series of liquidating distributions as full payment in exchange for their Common Shares.

A U.S. Holder's gain or loss and holding period must be determined separately for each Common Share. In general, each U.S. Holder must allocate liquidating distributions from the Company equally to each Common Share and compare the allocated portion of each liquidating distribution with the U.S. Holder's adjusted tax basis in each Common Share at the time of the liquidating distribution. A U.S. Holder must first apply a liquidating distribution against, and reduce, the adjusted tax basis of its Common Shares before reporting gain or loss. Such adjusted tax basis is then used to calculate any gain or loss in connection with subsequent transactions involving the Common Shares, including the receipt of additional liquidating distributions from the Company. Thus, the total gain or loss recognized by a U.S. Holder that receives all of the liquidating distributions paid on a Common Share will equal (1) the aggregate of the liquidating distributions allocated to such Common Share (without reduction for any Canadian withholding tax) less (2) the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in such Common Share.

Under the rules relating to liquidating distributions, loss generally cannot be recognized until the final liquidating distribution is made. However, if the remaining distribution or distributions are de minimis in amount or if the U.S. Holder can establish that it will sustain a loss on the liquidating distributions and the amount of such loss, then the U.S. Holder may be able to claim a loss before the final liquidating distribution is received.

U.S. Holders should consult their own tax advisors on the year in which they can claim a loss, if any, on the Common Shares.

The U.S. federal income tax treatment of any gain or loss recognized by a U.S. Holder as discussed above will depend on whether or not the Company is a PFIC at the time the gain or loss is recognized, as discussed below under ''Certain Income Tax Considerations - Certain U.S. Federal Income Tax Considerations - PFIC Considerations - PFIC Status''.

The amount of a liquidating distribution actually or constructively received by a U.S. Holder will be measured by the U.S. dollar value of the amount of the distribution on the date received. If Canadian dollars are converted into U.S. dollars on the day they are received, U.S. Holders generally should not be required to recognize foreign currency exchange gain or loss. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency exchange gain or loss on any Canadian dollars that are not converted into U.S. dollars on the day of receipt.

The following discussion will apply if the Company is not a PFIC at the time such gain or loss is recognized.

Gain or loss on the liquidating distributions generally will be capital gain or loss. Gain or loss will be a long-term capital gain or loss if the Common Shares have been held more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.

Liquidating distributions received by U.S. Holders may be subject to Canadian withholding tax. See ''Certain Income Tax Considerations - Certain Canadian Federal Income Tax Considerations -Distributions to Non-Resident Shareholders'' above. A U.S. Holder may claim an income tax deduction or, subject to a number of complex limitations, a foreign tax credit for Canadian withholding tax deducted from liquidating distributions received by the U.S. Holder. The choice between deducting foreign taxes and claiming a foreign tax credit is made annually. In general, the foreign tax credit is calculated separately for different categories of income and may be claimed only against U.S. federal income tax imposed on income from foreign sources. Gain or loss recognized by a U.S. Holder from liquidating distributions generally will be treated as a passive income or loss from U.S. sources although it is possible that U.S. Holders that are entitled to the benefits of the Treaty may be able to elect to treat any such gain as income from Canadian sources for purposes of crediting the Canadian withholding tax against U.S. federal income tax. In addition to Canadian withholding tax on liquidating distributions that are treated as dividends for Canadian tax purposes, Canada may impose capital gains tax on gain that arises from the liquidating distributions to the extent attributable to a reduction in stated capital and on cancellation of the Common Shares if the Common Shares are not listed on a prescribed stock exchange. See ''Certain Income Tax Considerations - Certain Canadian Federal Income Tax Considerations -Distributions to Non-Resident Shareholders.'' However, U.S. Holders that are eligible for the benefits of the Treaty may be exempt from Canadian capital gains tax on any such gain. U.S. Holders should consult their own tax advisors on the treatment of their gains, if any, under the Treaty. The foreign tax credit rules are complex, and U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit and the application of the limitations in their particular circumstances.

PFIC Considerations

PFIC Status

It is likely that the Company will become a PFIC at some time during the Arrangement process. The determination of when the Company may become a PFIC as a result of the Transaction and the Arrangement is subject to a number of legal and factual uncertainties. As a result, the Company is unable to currently predict the period of time during which it may be a PFIC. The Company will provide additional information regarding its PFIC status should it become available.

The Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions (including pledges) of stock of, a PFIC. A foreign corporation, such as the Company, will be treated as a PFIC for a taxable year if 75% or more of its gross income for the taxable year is passive income or if 50% or more of the value of its assets for the taxable year, determined on the basis of a quarterly average, produce, or are held for the production of, passive income.

For purposes of determining if a foreign corporation that directly or indirectly owns at least 25% of the stock (by value) of a subsidiary corporation is a PFIC, the foreign corporation is treated as if it held a proportionate share of the assets, and received directly its proportionate share of the income, of the subsidiary. It is not clear, for purposes of the PFIC income test, whether a foreign corporation that sells stock in such a subsidiary is treated as selling stock of the subsidiary, which would produce passive income, or a proportionate share of the subsidiary's assets, which would produce non-passive income to the extent a sale of the subsidiary's assets would produce non-passive income. If the former treatment applies, the Company believes that it could be a PFIC for the taxable year that includes the Closing because 75% or more of its gross income could be passive income. However, even if the Company were not a PFIC for the taxable year that includes the Closing under the passive income test, it is possible that the Company could become a PFIC under the passive assets test because after the sale of ClearWave to Vodafone the Company's assets will primarily consist of cash and other passive assets.

Consequences of PFIC Status

In general, if the Company is a PFIC for any taxable year during a U.S. Holder's holding period for Common Shares and the U.S. Holder does not timely make a ''qualified electing fund'' (''QEF'') election or a ''mark-to-market'' election (if it is available), each as described below, then under ''excess distribution'' rules, any gain recognized by a U.S. Holder on the liquidating distributions or on a sale of the Common Shares during that taxable year will generally be taxed as ordinary income and not as capital gain.

In specific, any such gain will be allocated ratably to each day of the U.S. Holder's holding period. In the case of liquidating distributions, for purposes of the excess distribution rules, the holding period of the Common Shares is treated as ending on the date of each liquidating distribution with respect to which gain is recognized. Amounts allocated to the taxable year in which gain is recognized and any taxable years before the Company was a PFIC are included in gross income as ordinary income in the year of the liquidating distribution or sale (or other disposition described below) that gives rise to the gain. Amounts, if any, allocated to other taxable years included in the U.S. Holder's holding period are taxed at the highest ordinary income tax rates in effect for those years without reduction for deductions or tax credits available with respect to such years. The additional tax for such prior years as so computed is subject to an interest charge at the rate applicable to income tax deficiencies for each such year from the date that the U.S. Holder's tax was due for such earlier year to the date that the U.S. Holder's tax is due for the year of the liquidating distribution (or other disposition) that gives rise to the gain.

In addition, a U.S. Holder may be subject to the excess distribution rules as if the U.S. Holder owned its pro-rata share of any of the Company's direct or indirect subsidiaries that are themselves PFICs. Accordingly, a U.S. Holder may be subject to tax under the excess distribution rules with respect to distributions to the Company by, and dispositions by the Company of stock of, any direct or indirect PFIC stock held by the Company, as if the U.S. Holder received directly its pro-rata share of either the distribution or proceeds from such disposition. U.S Holders should consult their tax advisors on the potential application of the indirect PFIC rules to them.

Furthermore, a U.S. Holder will not be able to claim a foreign tax credit for any Canadian withholding tax withheld from the liquidating distributions or any Canadian capital gains tax. See ''Certain Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Distributions to Non-Resident Shareholders.''

Pursuant to the specific provisions of the excess distribution rules, a taxpayer may also recognize gain if the Common Shares are pledged as security for a loan or are transferred by gift or death. A U.S. Holder that acquires Common Shares from a decedent generally will not receive a ''stepped up'' fair market value tax basis in such shares unless all of the gain is recognized to the decedent pursuant to the specific provisions of the excess distribution rules but, instead, will receive a tax basis equal to the decedent's basis, if lower.

QEF Election

The rules described above may be avoided if the U.S. Holder makes a QEF election. A U.S. Holder that makes a QEF election will be required to include currently the U.S. Holder's proportionate share of the Company's ''ordinary earnings'' and ''net capital gain'' as ordinary income and long-term capital gain, respectively. (A U.S. Holder could also elect to defer payment of any resulting taxes, subject to an interest charge.) The adjusted tax basis of Common Shares that are subject to a QEF election is increased by the amount of any such income and gain inclusions. U.S. Holders should consult their own tax advisors on any potential foreign currency gain or loss arising from a QEF election. Any gain or loss arising from receipt of liquidating distributions or sale of Common Shares recognized by that U.S. Holder generally would be taxed as capital gain or loss and the denial of the basis step-up at death described above would not apply. Although not entirely clear, for U.S. foreign tax credit purposes, ordinary income and net capital gain arising from a QEF inclusion should generally be treated as foreign source income.

In addition, if the indirect PFIC rules discussed above apply, a U.S. Holder may be required to make a QEF election with respect to each PFIC that the U.S. Holder is treated as owning in order to avoid the excess distribution rules with respect to such other PFICs.

A U.S. Holder whose QEF election is effective after the first taxable year during the U.S. Holder's holding period in which the Company is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year and prior to the year in which the QEF election first becomes effective, unless the U.S. Holder elects to recognize as an excess distribution any gain that the U.S. Holder would have recognized if the Common Shares were sold on the first day of the first taxable year for which the QEF election is effective.

If a QEF election is made, it is possible that a significant amount of income and gain recognized by the Company and its subsidiaries will be reported to a U.S. Holder as taxable income and gain, some of which may be taxable at ordinary income rates. A U.S. Holder may pay tax on such ''phantom'' income, i.e., income reported to it pursuant to the QEF election, but not actually received. While any QEF inclusion will result in an increase in the U.S. Holder's adjusted tax basis in the Common Shares, recognition of any loss may be deferred as discussed above under ''Certain Income Tax Considerations - Certain U.S. Federal Income Tax Considerations - The Arrangement in General.'' A deferral of any such loss beyond the current taxable year could be disadvantageous. In particular, non-corporate U.S. Holders may not carry back losses. Moreover, any such loss would generally be capital loss which is subject to limitations on deductibility against ordinary income whereas the QEF election may result in ordinary income.

In order for a U.S. Holder to make a QEF election, the Company must annually provide or make available to the shareholder certain information. If the Company is determined to be a PFIC, in order to give U.S. Holders the option to make a QEF election, the Company currently intends to prepare and distribute the required tax information to all U.S. Holders, including, if appropriate, information to make a QEF election with respect to TAC and TIWC In general, a U.S. Holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. Holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS.

Mark-to-Market Election

As an alternative to a QEF Election, a U.S. Holder may make a mark-to-market election with respect to its Common Shares provided that the Common Shares meet certain minimum trading requirements. The mark-to-market election is made on IRS Form 8621 and applies to the electing U.S. Holder with respect to such Common Shares for the taxable year for which the election is made and all subsequent years, unless the Common Shares cease to meet the applicable trading requirements or the IRS consents to its revocation. In this regard, the Common Shares may be delisted before the Distributions are completed. See ''The Arrangement - Plan of Distribution - Risks Associated with Distributions - Listing'' above. A mark-to-market election would not be available for the taxable year of a U.S. Holder during which the Common Shares are delisted or otherwise do not meet the applicable trading requirements. In addition, the excess distribution rules, as specially modified by a ''coordination'' rule, may apply to the first taxable year in which a mark-to-market election is effective if the Company was a PFIC for any taxable year, prior to such first taxable year. U.S. Holders should consult their tax advisors as to whether a mark-to-market election is available.

If a mark-to-market election is made, the U.S. Holder will be required to include in income each year an amount equal to the excess of the fair market value of the Common Shares that it owns as of the close of its taxable year over its adjusted tax basis in the Common Shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the shareholder's adjusted tax basis in the Common Shares over the fair market value of the Common Shares as of the close of the taxable year, provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the Common Shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder's tax basis in its Shares will be adjusted to reflect amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as any gain on the sale of Common Shares, including gain recognized on the liquidating distributions, will be treated as ordinary income. Any loss recognized is treated as ordinary loss to the extent that the amount of loss does not exceed the net mark-to-market gains previously included in income. Any remaining loss is treated as a capital loss. For U.S. foreign tax credit purposes, mark-to-market inclusions and deductions will be sourced in the same manner as an actual sale of Common Shares by the U.S. Holder.

Foreign Tax Credit

A U.S. Holder that timely makes a QEF election or mark-to-market election will be subject to the foreign tax credit rules described above under ''Certain Income Tax Considerations - Certain U.S. Income Tax Considerations - The Arrangement In General'' with respect to any Canadian withholding tax on the liquidating distributions.

The PFIC rules are very complex. U.S. Holders should consult their own tax advisors concerning the status of the Company as a PFIC, the application of the PFIC rules, including the indirect PFIC rules, to them and the relative economic and U.S. federal income tax merits of a QEF election or, if available, a mark-to-market election, with respect to the Common Shares, and, in the case of a QEF election, with respect to with respect to TAC and TIWC.

Share Consolidation or Amalgamation

If there is a Share Consolidation, it will not be a taxable event for a U.S. Holder that does not receive cash in lieu of fractional shares. The adjusted basis of each post-consolidated Common Share held by such U.S. Holder immediately after the Share Consolidation will be equal to the aggregate adjusted basis of all pre-consolidation Common Shares held by such U.S. Holder immediately prior to the Share Consolidation divided by the number of post-consolidation Common Shares held by such U.S. Holder immediately after the Share Consolidation. However, a U.S. Holder will recognize gain or loss upon receipt of cash in lieu of fractional Common Shares, if any. The gain or loss will be the difference between the amount of cash received by the U.S. Holder in lieu of a fractional Common Share and the portion of the U.S. Holder's basis in the Common Shares that is allocable to the fractional Common Share.

The treatment of any gain or loss on the receipt of cash in lieu of a fractional Common Share will depend on whether the Company is a PFIC during the taxable year in which the cash is received. If the Company is not a PFIC, then any gain or loss generally will be capital gain or loss, and if the Common Share was held for more than one year, the gain or loss on that Common Share will be a long-term capital gain or capital loss. If the Company is a PFIC, then any gain will be subject to the excess distribution rules described above under ''Certain Income Tax Considerations - Certain U.S. Income Tax Considerations - PFIC Considerations -Consequences of PFIC Status'' unless a timely QEF or mark-to-market election was made.

In the case of an amalgamation of the Company and a wholly-owned subsidiary, a U.S. Holder should be subject to treatment similar to the treatment described above with respect to a Share Consolidation.

U.S. Reporting Requirements

U.S. Holders that hold Common Shares for any taxable year during which the Company is a PFIC will be required to file IRS Form 8621 for each taxable year during which they hold Common Shares.

Backup Withholding And Information Reporting

A U.S. Holder generally is subject to information reporting requirements with respect to liquidating distributions on, and the proceeds from the sale of, Common Shares unless such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. In general, if a non-corporate U.S. Holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, federal backup withholding tax at the applicable statutory rate may apply to amounts paid to such holder. The backup withholding tax is not an additional tax and may be credited against a U.S. Holder's regular U.S. federal income tax liability or refunded by the IRS, as applicable.

INFORMATION CONCERNING TIW

Documents Incorporated by Reference

The following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of the Circular:

(i) the audited consolidated financial statements of TIW for the years ended December 31, 2004 and 2003, together with the auditors' report thereon included in the Annual Report of TIW for the year ended December 31, 2004; and

(ii) the notice of 2005 annual meeting and information circular for that annual meeting which includes disclosure regarding executive compensation and indebtedness of directors, executive officers and senior officers.

ADDITIONAL INFORMATION

Additional information relating to TIW is on SEDAR at www.sedar.com or on our website at www.tiw.ca. The information provided on our website does not form part of this Circular. Shareholders may contact Margriet Zwarts, secretary of TIW, at 1250 René-Lévesque Blvd. West, 38th floor, Montréal, Québec H3B 4W8, to request copies of TIW's financial statements and MD&A.

Financial information is provided in TIW's comparative financial statements and MD&A for its most recently completed financial year.

Directors' approval

The contents and the sending of this Circular have been approved by our Board on April 18, 2005.

Margriet Zwarts
Secretary
TELESYSTEM INTERNATIONAL WIRELESS INC.
1250 René-Lévesque Blvd. West, 38th floor
Montréal, Québec, Canada, H3B 4W8

APPENDIX ''A''

OPINION OF LAZARD FRERES & CO. LLC `
Lazard Freres & Co. LLC 30 ROCKEFELLER PLAZE NEW YORK, NY 10020 PHONE 212-632-6000 FAX 212-632-6060 www.lazard.com

March 15, 2005

The Board of Directors

Telesystem International Wireless Inc.
1250 René-Lévesque Boulevard West
38th Floor
Montreal, QC, Canada H3B 4W8

Dear Members of the Board:

We understand that Telesystem International Wireless Inc. (''TIW'') proposes to enter into a Share Sale and Purchase Agreement (the ''SPA'') and a Framework Agreement (the ''Framework Agreement'', and together with the SPA, the ''Agreements'') with Vodafone International Holdings B.V. (the ''Purchaser''), an affiliate of Vodafone Group plc (''Vodafone''), pursuant to which the Purchaser will acquire 99.99% of the outstanding share capital of ClearWave N.V. (''ClearWave'') from Telesystem International Wireless Corporation N.V. (the ''Seller''), a wholly-owned subsidiary of TIW, constituting all of the Seller's equity interest in ClearWave, for an aggregate cash consideration to TIW, on behalf of the Seller, equal to US$3,472 million (the ''Consideration''), subject to certain adjustments, which Consideration will be paid to purchase the ClearWave shares held by the Seller and to purchase or repay the intercompany loans of ClearWave or its subsidiaries owed to TIW or its subsidiaries other than ClearWave or its subsidiaries (the ''Transaction''). We further understand that, in connection with the Transaction, the Consideration will be distributed to the shareholders of TIW pursuant to a plan of arrangement under Canadian law (the ''Arrangement''), and that the Purchaser, in addition, will assume and pay for certain transaction-related costs of TIW and its affiliates up to an aggregate amount of US$46 million. Pursuant to the Agreements, the Purchaser will have the right to receive any cash remaining upon the dissolution of TIW contemplated by the Arrangement, provided the shareholders of TIW have received distributions amounting to US$16 per share plus the interest income accrued between closing of the Transaction and the date of the final distribution (the ''Adjustment'').

You have requested our opinion as to the fairness, from a financial point of view, to the Seller of the Consideration. In connection with this opinion, we have:

(i) Reviewed the financial terms and conditions of the Agreements;

(ii) Reviewed the terms and conditions of various agreements between TIW and its subsidiaries and Vodafone relating to their respective holdings in MobiFon (as defined below), including the MobiFon Contract of Association and the Romania GSM Cooperation Agreement;

(iii) Analyzed certain historical business and financial information relating to TIW, ClearWave and its subsidiaries, MobiFon Holdings B.V. (''MobiFon Holdings''), MobiFon S.A. (''MobiFon'') and Oskar Holdings N.V. (''Oskar Holdings'');

(iv) Reviewed various financial forecasts and other data relating to MobiFon and Oskar Holdings prepared by and provided to us by TIW;

(v) Held discussions with members of the senior management of TIW, MobiFon and Oskar Holdings with respect to the business and the prospects of MobiFon and Oskar Holdings and their strategic objectives, and held discussions with members of the senior management of TIW with respect to the shareholders' rights of Vodafone relating to Mobifon;

(vi) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the business of ClearWave, MobiFon and Oskar Holdings;

(vii) Reviewed the financial terms of a certain business combination involving companies in lines of businesses we believe to be generally comparable to those of ClearWave, MobiFon and Oskar Holdings; and

(viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have relied upon the accuracy and completeness of the foregoing information and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of TIW, ClearWave, MobiFon and Oskar Holdings or the Purchaser or concerning the solvency or fair value of TIW, ClearWave, MobiFon, Oskar Holdings or the Purchaser. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of TIW as to the future financial performance of MobiFon and Oskar Holdings. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. With your consent, we have assumed that no cash will be paid to the Purchaser pursuant to the Adjustment.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for updating or revising our opinion based on the circumstances or events occurring after the date hereof.

We do not express any opinion as to the price at which shares of TIW stock may trade subsequent to the execution of the Agreements, the price at which shares of TIW stock may trade subsequent to the consummation of the Transaction or the amount and value of any distribution which may subsequently be made by TIW to its shareholders as part of the Arrangement, or as to the fairness to such shareholders of any such distributions. We note the absence of publicly quoted companies that are truly comparable to TIW, ClearWave, MobiFon or Oskar Holdings and further note the inability to perform a precedent transactions analysis due to the absence in recent years of relevant transactions in this industry other than those occurring in the context of financial distress. In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Agreements, without any waiver of any material terms or conditions by TIW or the Seller. We have also assumed that obtaining the necessary regulatory approvals for the Transaction will not have an adverse effect on TIW, the Seller, ClearWave, MobiFon, Oskar Holdings or the Purchaser, or on the proposed timing for completion of the Transaction. We note that Vodafone and TIW are party to a shareholders' agreement relating to Mobifon, which shareholders' agreement provides Vodafone with a right of first refusal over a sale of MobiFon and other rights relating to Mobifon.

Lazard Fr`eres & Co. LLC and Lazard & Co, Limited (collectively, ''Lazard'') are acting as investment banker to TIW in connection with the Transaction and will receive a fee for their services upon rendering of this opinion and a fee upon consummation of the Transaction. Lazard has in the past provided investment banking services to TIW for which we have received customary fees. In addition, in the ordinary course of our business, Lazard may actively trade shares of TIW's and Vodafone's common stock or other securities for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, one of Lazard's managing directors is a member of the Board of Directors of TIW, although we have been informed that he will not vote on the Transaction.

Our engagement and the opinion expressed herein are solely for the use and benefit of TIW's Board of Directors and our opinion is rendered to TIW's Board of Directors in connection with its consideration of the Transaction. Our opinion does not address the merits of the underlying decision by TIW or the Seller to engage in the Transaction or the Arrangement or the relative merits of the Transaction and the Arrangement as compared to other business strategies that might be available. In that regard, we were not authorized to, and did not, solicit third party indications of interest in acquiring all or a part of, or engaging in a business combination or any other strategic transaction with, TIW, ClearWave, MobiFon or Oskar Holdings. This opinion is not intended to and does not constitute a recommendation to any holder of shares of TIW as to whether such holder should vote in favor of the Transaction or the Arrangement or take any other action with respect to the Transaction or the Arrangement. Furthermore, this opinion is not intended to confer rights and remedies upon the Purchaser, any securityholders of TIW or any other person.

It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction and, subject to our previous review and consent, in its entirety in the disclosure documents filed by TIW in connection with the Arrangement pursuant to applicable securities laws. Our opinion shall be interpreted in accordance with customary practices in the United States and may only be relied on with the express condition that it is governed by New York law and delivered in accordance with custom and practice in the United States.

Based on and subject to the foregoing we are of the opinion that, as of the date hereof, the Consideration to be paid to the Seller in the Transaction is fair to such Seller from a financial point of view.
Very truly yours,

LAZARD FRERES & CO. LLC `

(Signed) James Millstein
By: James Millstein
Managing Director

APPENDIX ''B''
OPINION OF LEHMAN BROTHERS INC.

March 15, 2005

Telesystem International Wireless Inc.
1250 René-Lévesque Blvd. West,
38th Floor, Montreal, Québec,
Canada, H3B 4W8

Members of the Board:

We understand that Telesystem International Wireless Inc. (''TIW'') intends to enter into an agreement with Vodafone International Holdings B.V. (''Vodafone'') pursuant to which Telesystem International Wireless Corporation N.V., a direct wholly-owned subsidiary of TIW (the ''Seller''), will sell to Vodafone 99.9% of the outstanding share capital of ClearWave N.V. (''ClearWave'') for an aggregate cash payment to the Seller, including repayment of a related shareholder loan, of US$3,472 million (the ''Consideration''), subject to certain adjustments as set forth in the Agreements (as defined below) (the ''Proposed Transaction''). We further understand that, in connection with the Proposed Transaction, the Consideration will be distributed to the shareholders of TIW pursuant to a Plan of Arrangement under Canadian law (the ''Distribution''), and that Vodafone, in addition, will assume and pay for certain transaction-related costs of TIW and its affiliates up to an aggregate amount of US$46 million. The terms and conditions of the Proposed Transaction are set forth in the Share Purchase Agreement and the Framework Agreement (together, the ''Agreements''), each dated as of March 15, 2005, by and between TIW and Vodafone.

We have been requested by the Board of Directors of TIW to render our opinion with respect to the fairness, from a financial point of view, to the Seller of the Consideration to be received by the Seller in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, (i) TIW's or the Seller's underlying business decision to proceed with or effect the Proposed Transaction, (ii) the amount of, or the fairness to the shareholders of TIW of, the proceeds to be received by such shareholders in the Distribution, (iii) whether Vodafone's assumption of transaction-related costs and liabilities would be sufficient to cover any costs and liabilities that may be incurred by TIW or the Seller as a result of the Proposed Transaction, or (iv) the price at which the common shares of TIW will trade following the announcement of the Proposed Transaction and prior to the Distribution.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreements and the specific terms of the Proposed Transaction; (2) publicly available information concerning TIW that we believe to be relevant to our analysis, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and its quarterly earnings releases for each of the fiscal quarters ended March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004; (3) financial and operating information with respect to the business, operations and prospects of ClearWave's indirect operating subsidiaries, MobiFon S.A. (''MobiFon'') and Oskar Mobil a.s. (together with MobiFon, the ''Operating Subsidiaries''), which together with the interests held in each of their respective holding entities constitute 100% of the assets of ClearWave, publicly available or furnished to us by TIW, including Mobifon Holding B.V.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and its quarterly earnings releases for each of the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, and financial projections of the Operating Subsidiaries prepared by the managements of the Operating Subsidiaries as subsequently adjusted by the management of TIW (the ''Projections''); (4) the trading history of TIW common stock from March 11, 2004 through March 11, 2005 and a comparison of the trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Operating Subsidiaries with those of other companies that we deemed

B-1

relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant; (7) Vodafone's rights with respect to MobiFon, including but not limited to its right to prevent certain transfers and its right of first refusal on other transfers of MobiFon and its rights with respect to the governance and operations of MobiFon; and (8) alternative methods for shareholders of TIW to monetize their interest in TIW. In addition, we have had discussions with the managements of TIW and the Operating Subsidiaries concerning their businesses, operations, assets, financial condition and prospects, as well as concerning Vodafone's rights referred to above, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of TIW and the Operating Subsidiaries that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Projections, upon advice of TIW, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of TIW as to the future financial performance of the Operating Subsidiaries and that the Operating Subsidiaries will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of ClearWave or the Operating Subsidiaries and have not made or obtained any evaluations or appraisals of the assets or liabilities of ClearWave or the Operating Subsidiaries. With your consent, we have assumed that (i) no adjustment to the Consideration will be made and (ii) no money will be paid by TIW or the Seller to Vodafone upon the dissolution of TIW contemplated by the Plan of Arrangement in either case pursuant to the adjustment mechanism contemplated in the Agreements and intended to ensure that the shareholders of TIW receive, pursuant to the Distribution, proceeds no greater than US$16 per TIW share plus income earned from TIW's investment of the Consideration following the closing date. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We have not been requested to consider, and have not considered, any strategic alternatives to the Proposed Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be received by the Seller in the Proposed Transaction is fair to the Seller.

A portion of our fee for providing our opinion is contingent upon the consummation of the Proposed Transaction. In addition, TIW has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may have traded in the debt and equity securities of TIW and Vodafone for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of TIW and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of TIW as to how such shareholder should vote with respect to the Proposed Transaction.
Very truly yours,

LEHMAN BROTHERS

B-2

APPENDIX ''C''
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF SHAREHOLDERS:

  THAT the arrangement pursuant to section 192 of the Canada Business Corporations Act (the ''CBCA''), involving Telesystem International Wireless Inc. (the ''Corporation'') (the ''Arrangement''), as more particularly described and set forth in the plan of arrangement (the ''Plan of Arrangement''), the full text of which is set out as Appendix F to the information circular of the Corporation dated April 18, 2005 (the ''Circular'') accompanying the notice of special meeting hereto, is hereby approved as it may be or have been amended;

  THAT notwithstanding the adoption of this Special Resolution or the approval of the Arrangement by the Superior Court of Québec, the board of directors of the Corporation is hereby authorized in its sole discretion, without further notice to or approval of the shareholders of the Corporation, to amend the Plan of Arrangement to the extent permitted thereby or to terminate the Plan of Arrangement at any time prior to the Arrangement becoming irrevocably effective, in accordance with the terms of the Plan of Arrangement;

  THAT any one director or officer of the Corporation is authorized to sign on behalf of the Corporation Articles of Arrangement, including such additional Articles of Arrangement as may be prescribed under the Plan of Arrangement, and file such Articles of Arrangement with the Director under the CBCA in accordance with the terms of the Plan of Arrangement;

  THAT any officer or director of the Corporation be and each is hereby authorized to execute and deliver all agreements, documents, instruments, and writings, in the name and on behalf of the Corporation, under its corporate seal or otherwise, to pay all such expenses and to take all such other actions as in his/her judgment are necessary or desirable in order to fully carry out the intent and accomplish the purpose of this Special Resolution upon such terms and conditions as may be approved from time to time by the Chairman and Chief Executive Officer of the Corporation, such approval to be conclusively evidenced by the signing of such agreements, documents, instruments and writings by such officer or director; and

  THAT the authority conferred under this resolution to officers and directors of the Corporation be exercised by the Monitor once the powers of the directors become vested in the Monitor under the Plan of Arrangement.

C-1

APPENDIX ''D''

APPLICATION FOR INTERIM AND FINAL ORDERS
AND NOTICE OF PRESENTATION OF THE FINAL ORDER
CANADA	SUPERIOR COURT
(Commercial Division)
PROVINCE OF Québec '
DISTRICT OF MONTREAL	IN THE MATTER OF THE ARRANGEMENT
OF TELESYSTEM INTERNATIONAL
N:	WIRELESS INC. PURSUANT TO S. 192 OF
THE CANADA BUSINESS CORPORATIONS
ACT (R.C.S. 1985 c. C-44)

TELESYSTEM INTERNATIONAL WIRELESS
INC., a corporation having its head office at 1250,
René-Lévesque West, 38th Floor, in the city and
district of Montreal, Québec, H3B 4W8;

Petitioner

and

SHAREHOLDERS OF TELESYSTEM
INTERNATIONAL WIRELESS INC.

and

HOLDERS OF THE 7.00% EQUITY
SUBORDINATED DEBENTURES

and

VODAFONE INTERNATIONAL HOLDINGS
B.V., a corporation having its head office at Rivium
Quadrant 173-177, 15th Floor, 2909 LC Capelle aan
den IJssel, The Netherlands;

and

THE DIRECTOR, appointed pursuant to s. 260 of
the Canada Business Corporations Act (R.S.C., 1985,
C. c-44), Industry Canada, Jean Edmonds Tower
South, 9th Floor; 365 Laurier Avenue West, Ottawa,
province of Ontario, K1A 0C8;

Mis en cause

___________________________________________________

APPLICATION FOR INTERIM AND APPROVAL ORDERS
RESPECTING AN ARRANGEMENT INVOLVING
TELESYSTEM INTERNATIONAL WIRELESS INC.

(Arts. 20, 46 and 110 C.C.P. and s. 192 Canada Business Corporations Act, R.S.C., 1985, c. C-44)
___________________________________________________

TO ONE OF THE HONOURABLE JUDGES OF THE SUPERIOR COURT OF Québec, SITTING IN ' THE COMMERCIAL DIVISION IN AND FOR THE DISTRICT OF MONTREAL, PETITIONER TELESYSTEM INTERNATIONAL WIRELESS INC. RESPECTFULLY SUBMITS THE FOLLOWING:

A. INTRODUCTION

1. Petitioner Telesystem International Wireless Inc. (''Petitioner'' or ''TIW'') is a corporation incorporated pursuant to the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the ''CBCA'') and a reporting issuer within the meaning of the Securities Act (Québec), R.S.Q., c. V-1.1, as well as in each of the other Provinces of Canada where such concept exists;

2. Petitioner's subsidiaries MobiFon S.A. (''MobiFon'') in Romania under the brand name Connex and Oskar Mobile a.s. (''Oskar'') in the Czech Republic under the brand name Oskar provide wireless voice, data and short messaging services, as more fully appears from the corporate chart filed in support hereof as Exhibit R-1;

3. As of April 1, 2005, Petitioner had 215,197,279 Common Shares issued and outstanding (the ''TIW Shares''). The TIW Shares are listed on the Nasdaq National Market (''Nasdaq'') and on the Toronto Stock Exchange (''TSX'');

4. Pursuant to the Employees Stock Option Plan, Petitioner has granted to its directors, senior executives and key employees options to acquire TIW Shares which may be exercised within a period of five years following the date of the grant. As of April 1, 2005, 4,816,811 options were outstanding;

5. Pursuant to the Restricted Share Unit Plan, Petitioner has also granted restricted share units (''RSUs'') to designated directors, officers and employees. The RSUs are ''phantom'' shares that rise and fall in value based on the value of the TIW Shares and are redeemed for actual TIW Shares on the vesting dates. As of April 1, 2005, 3,083,163 RSUs were outstanding;

6. As of December 31, 2004, Petitioner had CDN $1,236,500 principal amount of 7.00% equity subordinated debentures maturing on December 31, 2006 (the ''ESD''), the terms of which are governed by the Amended 7.00% Equity Subordinated Debenture Indenture (the ''Indenture'');

7. On March 15, 2005, Petitioner and Vodafone International Holdings B.V. (''Vodafone''), a wholly owned subsidiary of Vodafone Group PLC, entered into a Framework Agreement, as amended and restated from time to time (the ''Framework Agreement'') pursuant to which they agreed to certain matters accessory to the purchase by Vodafone of Petitioner's indirect interests in Mobifon and Oskar, to the distribution of the sale proceeds to Petitioner's shareholders (the ''TIW Shareholders'') and other ancillary arrangements. A copy of the Framework Agreement is annexed as Appendix H to the draft Management Proxy Circular (the ''Circular'') filed in support hereof as Exhibit R-2;

8. Petitioner and Vodafone also entered into a Share Sale and Purchase Agreement (the ''Share Purchase Agreement'') on March 15, 2005 pursuant to which Vodafone will purchase from Petitioner's indirect subsidiary, Telesystem International Wireless Corporation N.V. (''TIWC''), through the acquisition of ClearWave N.V. (''ClearWave'') its 79% interest in MobiFon and its 100% interest in Oskar (the ''Transaction''). Vodafone, directly or indirectly, already owns 20.1% of Mobifon. A copy of the Share Purchase Agreement is annexed as Appendix I to the Circular, Exhibit R-2;

9. It is a requirement, pursuant to the Share Purchase Agreement, that the Transaction and the Framework Agreement be carried out by way of an arrangement pursuant to section 192 CBCA (the ''Arrangement''). The Arrangement is further described in the Plan of Arrangement (the ''Plan of Arrangement'') annexed as Appendix F to the Circular, Exhibit R-2;

10. As will be more fully demonstrated hereinafter, it is impracticable for Petitioner to effect the result contemplated by the Arrangement under any provision of the CBCA other than section 192, and the proposed Arrangement is fair and reasonable to TIW Shareholders;

11. Petitioner is not insolvent pursuant to Section 192(2) CBCA in that:

a) it is able to pay its liabilities as they become due;

b) the realizable value of its assets is more than the aggregate of its liabilities and stated capital of all classes;

as more fully appears form the Share Purchase Agreement and the audited financial statements for the year ending December 31, 2004, a copy of which is filed in support hereof as Exhibit R-3, the unaudited pro forma balance sheet as at December 31, 2004, annexed as Appendix G to the Circular Exhibit R-2 and the affidavit of André Gauthier, Chief Financial Officer, produced in support thereof;

12. The purpose of the present Application, made pursuant to the provisions of section 192 CBCA, is twofold:

a) at the interim stage, to obtain an order that a meeting of TIW Shareholders be called to approve the Arrangement, as well as orders relating to procedural matters (collectively, the ''Interim Order''); and

b) at the approval stage, if the Arrangement is duly approved by TIW Shareholders at the shareholders' meeting, to obtain a judgment approving the Arrangement (the ''Approval Order'') and any such orders as are required in order to implement the Arrangement;

13. In support of the present Application, Petitioner submits the following documents, all in draft form:

a) the Circular, together with its appendices, Exhibit R-2;

b) a letter to TIW Shareholders from the Chairman of the Board of Directors and Chief Executive Officer of Petitioner (the ''Letter to Shareholders''), a copy of which is included in the Circular, Exhibit R-2;

c) a Notice of Special Meeting of Shareholders (the ''Notice of Meeting''), a copy of which is included in the Circular, Exhibit R-2;

d) form of proxy (the ''Form of Proxy''), a copy of which is filed en liasse in support hereof as Exhibit R-4;

e) a Notice of Presentation of this Motion for issuance of the Approval Order (the ''Notice of Presentation of the Approval Order''), a copy of which is annexed as Appendix D of the Circular Exhibit R-2;

(collectively the ''Meeting and Application Material'');

B. CONTEXT OF THE ARRANGEMENT

14. As mentioned above, the Petitioner will cause its subsidiaries to sell to Vodafone its indirect interests in MobiFone and Oskar for a cash consideration of approximately US $3.5 billion, subject to adjustments, and the assumption of approximately US $950 million of net debts (as at December 31, 2004). The cash consideration is payable upon closing of the Transaction and is not subject to financing;

15. The sale of such interest in MobiFone and Oskar will be completed through the sale by TIWC of its 99.99% interests in ClearWave N.V. (''ClearWave'');

16. Following the Transaction, Petitioner will no longer have any direct or indirect interest in any business having active operations;

17. In view of the above, Petitioner intends to proceed with the distribution of its assets to the TIW

Shareholders, while providing for the payment of all its debts and obligations, the whole with a view to completing its orderly liquidation, and eventually to dissolve itself;

18. It is expected that, pursuant to the Arrangement, the following events will occur:

a) The performance by Petitioner of all of its obligations and the enforcement of all its rights pursuant to the Framework Agreement and the Share Purchase Agreement and the closing of the Transaction, following the filing of the initial Articles of Arrangement;

b) Following the Approval Order, the establishment of a claims process (the ''Claims Process'') in order to facilitate and expedite the liquidation of Petitioner, and the seeking of Ancillary Orders with respect to the appointment of a monitor (the ''Monitor'') in charge of supervising and coordinating a

Court approved process for identifying, establishing, valuing, adjudicating and otherwise resolving the debts and obligation of Petitioner (the ''Claims'');

c) The commencement of the liquidation of Petitioner immediately following the closing of the Transaction and the distribution to the TIW Shareholders of a first amount authorized by an Ancillary Order (the ''First Distribution'') and any reduction of its stated capital, as the case may be;

d) Upon filing of additional Articles of Arrangement, the consolidation, if deemed advisable by Petitioner, of the TIW Shares, as provided in the Plan of Arrangement;

e) The carrying out of further distributions to the TIW Shareholders (the ''Subsequent Distributions'') and any reduction of its stated capital, as the case may be;

f) After completion of the Claims Process and pursuant to an Ancillary Order to this effect, the termination and vesting of all the powers of the directors and shareholders of Petitioner in the Monitor;

g) Upon filing of additional Articles of Arrangement, the cancellation of all TIW Shares, including outstanding shares and the termination of all remaining rights to receive TIW Shares, if any;

h) The concurrent payment of the residual cash to be paid to Vodafone as a reduction to the purchase price, if any, pursuant to the Framework Agreement (the ''Excess Amount''), if any, to Vodafone under the Framework Agreement as a reduction of the purchase price pursuant to the Share Purchase Agreement and final distribution to the former TIW Shareholders (the ''Final Distribution'');

i) Following payment of the Excess Amount and the Final Distribution, and pursuant to an Ancillary Order to this effect, the dissolution of Petitioner effective upon filing of additional Articles of Arrangement;

19. The net proceeds from the Transaction along with the other net cash of Petitioner at closing are expected to equate to an amount in Canadian Dollars, rounded to four decimal places equal to US $16.00 per TIW Share (the ''Target Return''). If the TIW Shareholders have received the distribution of an amount equal to the Target Return and the investment income earned by Petitioner and its subsidiaries from the investment of all its cash resources after the closing of the Transaction, the Excess Amount will be paid to Vodafone;

20. The closing of the Transaction is subject to:

a) the issuance by this Honourable Court of an Interim Order to convene a meeting of TIW Shareholders;

b) TIW Shareholders' approval on a basis to be determined by this Honourable Court, which is submitted should be two thirds of the votes present and voting at the meeting of TIW Shareholders;

c) approval of the Plan of Arrangement by this Honourable Court;

d) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislation by the European Union, Romania and Czech Republic;

C. THE ARRANGEMENT

21. If this Honourable Court renders the Interim Order sought by Petitioner, a special meeting of TIW Shareholders will be held on May 19, 2005 (the ''Meeting'');

22. At the Meeting, TIW Shareholders will be asked to approve the Arrangement by way of a resolution of the TIW Shareholders (the ''Arrangement Resolution''), a copy of which is annexed as Appendix C to the Circular, Exhibit R-2;

23. To be effective, the Arrangement Resolution should be approved by not less than two-thirds of the votes cast by the TIW Shareholders present in person or represented by proxy at the Meeting;

24. The Arrangement provides the following:

a) the completion of the Transaction pursuant to the Framework Agreement and the Share Purchase Agreement;

b) with the liquidation of Petitioner, including the repatriation of the net cash from its subsidiaries and the distribution of its net cash to the TIW Shareholders (or former TIW Shareholders following cancellation of the TIW Shares) to realize the Target Return, as defined in the Framework Agreement;

c) the conduct of the Claims Process, supervised by the Monitor, pursuant to which Petitioner's debts will be identified and addressed, the whole while the Petitioner continues to operate as a distributing corporation, within the meaning of the CBCA;

d) the consolidation of the TIW Shares, when deemed advisable, in order to maintain the listing of the TIW Shares until distribution of all or substantially all of its net cash;

e) after completion of the Claims Process, the termination and vesting of all the power of the directors and TIW Shareholders of Petitioner in the Monitor;

f) the carrying out of the Final Distribution and the dissolution of Petitioner;

the whole as more fully appears from the Plan of Arrangement, Appendix F to the Circular, Exhibit R-2;

25. It is impracticable to effect the result contemplated by the Arrangement under any provision of the CBCA other than section 192 for the following reasons:

a) The result contemplated by the implementation of the Framework Agreement and the Share Purchase Agreement requires several complex and interrelated steps all of which must be completed in order for Petitioner to fulfill its obligations pursuant to the Framework Agreement, and which, without the Arrangement, would require the Petitioner to seek the approval of the TIW Shareholders on numerous occasions thereby causing uncertainty and delays which are contrary to the terms of the Framework Agreement;

b) The liquidation and dissolution of a distributing corporation, such as Petitioner, with numerous shareholders in a variety of jurisdictions is impracticable pursuant to the liquidation and dissolution procedure of the CBCA. In fact, the Framework Agreement entered into with Vodafone requires a liquidation procedure that, while akin to the procedure in the CBCA, provides more flexibility;

c) The liquidation and dissolution procedure to be established by Petitioner, seeks to put the TIW Shareholders in a position akin to that in which they would be if Vodafone had purchased the TIW Shares;

d) Although the consideration payable pursuant to the Share Purchase Agreement is payable to subsidiaries of the Petitioner, the ultimate beneficiaries of the consideration are the TIW Shareholders. The Arrangement, with its modified liquidation process, will permit the consideration to be remitted by way of distributions to the TIW Shareholders on a timely basis;

e) Petitioner, as part of the process whereby it will make distributions to the TIW Shareholders, anticipates that it will take measures to become a closed company and cancel the TIW Shares, with a view to avoiding the obligations and corresponding costs of remaining a distributing corporation;

f) Only the arrangement procedure of section 192 CBCA provides the flexibility required to effect the result contemplated by the Framework Agreement while maximizing shareholder value;

g) For all practical purposes, the amount of the consideration to be received by TIW Shareholders rests on the possibility to proceed in a multi-step operation by way of an arrangement pursuant to section 192 CBCA;

D. FAIRNESS TO TIW SHAREHOLDERS

26. The proposed Arrangement is fair and reasonable to TIW Shareholders for the reasons detailed hereunder;

27. The terms of the Framework Agreement and Share Purchase Agreement are the result of arm's-length negotiations conducted among well informed representatives of Petitioner and Vodafone and their legal and financial advisors in a context where Petitioner was under no obligation or compulsion to sell and Vodafone was under no obligation or compulsion to buy;

28. Petitioner's financial advisor, Lazard Fr`eres & Co. LLC has provided Petitioner with an opinion dated March 15, 2005 that, as of such a date and based upon and subject to factors and assumptions set forth in the opinion, the consideration of US $3,472 million, subject to certain adjustments, to be paid to the seller in the Transaction was fair to such seller from a financial point of view, as appears from such opinion (the '' Fairness Opinion''), a copy of which is annexed as Appendix A to the Circular, Exhibit R-2;

29. Petitioner's Board of Directors' independent financial advisor, Lehman Brothers Inc. has provided the Petitioner's Board of Directors with an opinion dated March 15, 2005 that, as of such date and based upon and subject to considerations and assumptions set forth in the opinion, the consideration of US $3,472 million, subject to certain adjustments, to be received by the seller in the Transaction was fair from a financial point of view to the seller, as appears from such opinion (the ''Second Fairness Opinion''), a copy of which is annexed as Appendix A to the Circular, Exhibit R-2;

30. The Board of Directors of Petitioner has retained Ogilvy Renault LLP as independent counsel;

31. Moreover, the Board of Directors has approved the Framework Agreement and the Share Purchase Agreement and has recommended that the TIW Shareholders vote in favour thereof, as included in the Arrangement;

32. On April 18, 2005, the Board of Directors determined that the Arrangement is in the best interests of Petitioner and the TIW Shareholders and recommended that TIW Shareholders vote in favour of the Arrangement Resolution at the Meeting;

33. On March 15, 2005, certain TIW Shareholders (namely certain affiliates of J.P. Morgan Partners, LLC, the Caisse de dépôot et de placement du Québec and its affiliate Capital d'Amérique CDPQ Inc., and certain affiliates of AIG Emerging Europe Infrastructure Fund L.P.) holding approximately 33.6% of the TIW

Shares have agreed to support and vote their TIW Shares in favour of the Transaction and not to solicit any competing transaction;

E. NO RIGHT OF DISSENT

34. The Plan of Arrangement proposes that TIW Shareholders will not be entitled to exercise a right of dissent with respect to their TIW Shares, the whole as appears from the Plan of Arrangement, Appendix F to the Circular, Exhibit R-2;

35. It is respectfully submitted that dissent rights are not appropriate in the circumstance of the present Arrangement since the ultimate purpose of the Arrangement is not to take TIW's business in a new direction but instead to liquidate and dissolve TIW and effect a fair and expeditious distribution of its assets among stakeholders in accordance with their respective priority and entitlement. In essence, the Arrangement ultimately will result in all TIW Shareholders obtaining the fair value of their TIW Shares in the liquidation of Petitioner;

36. In fact, the CBCA does not provide for dissent rights in the case of liquidation, thereby implicitly recognizing that the liquidation of a corporation necessarily provides shareholders with the fair value for their shares;

37. Consequently, it would defeat the purpose of the Arrangement if TIW Shareholders could dissent. Further, it would be inconsistent with the purpose of the fair distribution to all TIW Shareholders if, by dissenting, certain TIW Shareholders could obtain a priority over all other TIW Shareholders in the distribution of Petitioner's assets;

38. Petitioner therefore asks this Honourable Court to refrain from issuing, at the interim stage, an order permitting TIW Shareholders to dissent if the Arrangement Resolution is approved;

F. INTERIM AND APPROVAL ORDERS

39. Given the large number of TIW Shareholders and the presence of a trustee representing the holders of ESD, Petitioner requests from this Honourable Court to be dispensed from describing at length the TIW Shareholders and the holders of ESD in the description of the impleaded parties and asks this Honourable Court to declare that all TIW Shareholders and holders of ESD and any transferees of such securities in Petitioner be deemed parties, as Mis en cause, to the present proceedings;

40. Petitioner also requests from this Honourable Court a declaration respecting the manner and timing of service of the present proceedings on TIW Shareholders and holders of ESD and the documents required to be served on TIW Shareholders and holders of ESD;

41. Petitioner further requests that the Court make a declaration confirming the absence of default pursuant to the Indenture, for the following reasons:

a) Pursuant to Section 8.1(6) of the Indenture the institution of any proceeding seeking to take advantage of any law relating to reorganization, liquidation or dissolution constitutes an event of default. Although Petitioner does not consider that the filing of the present Application, the Interim Order, the filing of the Plan of Arrangement into the Court record and the passing of the Arrangement Resolution by the TIW Shareholders could be construed to constitute an event of default, it is essential that this Honourable Court confirms this in order to avoid any claim regarding the existence of a default which could amount to a breach of the Petitioner's undertakings pursuant to the Framework Agreement and the Share Purchase Agreement, the whole which could require disclosure pursuant to Petitioner's obligations as a distributing corporation;

b) The Plan of Arrangement provides that all sums due to the holders of the ESD, including the principal and interest thereon and other moneys payable thereunder up to the maturity date, as defined in the Indenture, shall, conditionally upon the closing of the Transaction, be fully paid and satisfied prior to the date of the First Distribution in accordance with the terms of the Indenture, thus rendering any claim regarding the existence of a default without purpose;

Interim Order

42. At the interim stage, Petitioner asks this Honourable Court to:

a) order that the Meeting be summoned;

b) fix the required majority to carry out the Arrangement Resolution;

c) issue orders as to the manner in which the Meeting must be called, including orders as to the persons entitled to receive notice of the Meeting, documents to be sent to persons entitled to notice and persons entitled to attend the Meeting;

d) fix the record date for determination of TIW Shareholders entitled to receive the Meeting and Application Material and vote on the Arrangement Resolution (the ''Record Date'');

e) issue orders as to the use and solicitation of proxies;

f) issue orders as to the manner in which the Meeting must be held and conducted;

g) issue orders specifying the procedure to be followed by TIW Shareholders wishing to appear on and/or contest Petitioner's application for the Approval Order; and

h) order that Petitioner may, upon approval of the Arrangement by the TIW Shareholders, apply to this Honourable Court for the Approval Order, and set the date of the hearing of same;

i) declare that the filing and presentation of the present Application, the issuance of the Interim Order and of the Approval Order and the filing of the Plan of Arrangement do not constitute a default pursuant to the Indenture;

Approval Order

43. Should the Arrangement Resolution be carried by TIW Shareholders at the Meeting, Petitioner will apply to this Honourable Court for the Order approving the Arrangement;

44. Petitioner will accordingly, as part of the Approval Order, ask this Honourable Court to:

a) declare that service of the present Application was made in accordance with the Interim Order, is valid and sufficient and amounts to service on all the Mis en cause;

b) approve the Arrangement;

c) authorize the filing of articles of arrangement with the director appointed pursuant to Section 260 of the CBCA (the ''Director'');

d) declare that the approval of the Arrangement Resolution by the TIW Shareholders constitutes an approval by the TIW Shareholders of the sale of substantially all the property of TIW;

e) approve the Share Purchase Agreement, as may be amended or varied from time to time by the parties thereto;

f) authorize, pursuant to the Plan of Arrangement, from time to time, when deemed appropriate, without it being necessary to give notice thereof to the TIW Shareholders or any person whatsoever other than the Director:

(i) TIW to pursue the process under which it will realize its assets, including the performance of the Framework Agreement and the Share Purchase Agreement and honour its debts and other obligations, the whole with a view of liquidating and dissolving itself;

(ii) TIW to request from this Honourable Court the approval of a claims identification and valuation process to be supervised and coordinated by the Monitor;

(iii) TIW, with the assistance of the Monitor, to address this Honourable Court in order to obtain any order necessary or useful to the adjudication and the resolution of debts and obligations of TIW;

(iv) TIW, with the assistance of the Monitor, to address this Honourable Court in order to obtain any order necessary or useful to:
  the payment or protection of the claims of Petitioner's creditors;
  the payment of any distribution to TIW Shareholders, and

(v) TIW to address this Honourable Court, at any time after the termination of the Claims Process, in order to declare that the powers of the directors and the TIW Shareholders cease and vest in the Monitor;

(vi) TIW or the Monitor once substituted to the directors and the TIW Shareholders to address this Honourable Court in order to obtain any order necessary to:
  approve the payment of any distribution of the Petitioner's assets including, without the limitation, the Final Distribution;
  provide for the retention, disposition or destruction of the documents of Petitioner;
  relieve the Monitor from any omission or default on such terms as this Honourable Court shall think fit and confirm any act of the Monitor;
  dispose of any property of any creditor or TIW Shareholder who cannot be found; ) give directions on any matter arising in the liquidation;

g) authorize TIW to file with the Director pursuant to the Plan of Arrangement further articles of arrangement necessary for the complete execution of the Arrangement relative to:

(i) the consolidation of the TIW Shares;

(ii) the cancellation of TIW Shares;

without it being necessary to give notice thereof to the TIW Shareholders or to any person whatsoever or to convene or hold a meeting of the TIW Shareholders unless otherwise prescribed by the Court;

h) authorize the Monitor, upon filing of his final report in the Court record, to address this Honourable Court in order to obtain an order authorizing the filing with the Director of articles or arrangement providing for the dissolution of Petitioner without it being necessary to give notice thereof to the TIW Shareholders to any person whatsoever other than the Director;

45. The Director has received a copy of the documents detailed in his letter dated April 18, 2005 and has confidence that he does not need to appear or be heard on the present Application, as more fully appears from a copy of the letter dated April 18, 2005 filed in support hereof as Exhibit R-5;

46. The present Application is well founded in fact and in law.

WHEREFORE PETITIONER PRAYS THIS HONOURABLE COURT, BY JUDGMENT TO INTERVENE HEREIN, TO:

[1] DISPENSE Petitioner, Telesystem International Wireless Inc. (''Petitioner'' or ''TIW'') from describing at length the names of its shareholders (the ''TIW Shareholders'') or of the holders of the 7.00% equity subordinated debentures (the ''ESD'') in the description of the impleaded parties;

[2] ORDER that all TIW Shareholders, the holders of ESD and any transferees of such securities in Petitioner be deemed parties, as Mis en cause, to the present proceedings and be bound by the terms of any order to be rendered herein;

A. ON THE APPLICATION FOR INTERIM ORDER

[3] DISPENSE the Petitioner from giving notice of the Application for Interim Order to any interested party;

[4] GRANT the present Application for Interim Order;

As to the Meeting

[5] ORDER Petitioner to call, hold and conduct a special meeting (the ''Meeting'') on May 19, 2005, at such time as determined by TIW, at the Fairmont The Queen Elizabeth, located at 900 René-Lévesque Blvd. West, Montréal, Québec, Canada, or such other location as may be determined by TIW, of the TIW Shareholders to, among other things consider and, if deemed advisable, pass, with or without variation, a special resolution substantially in the same form as set forth in Appendix C to the draft Management Proxy Circular (the ''Circular''), Exhibit R-2 (the ''Arrangement Resolution''), to approve an arrangement involving Petitioner (the ''Arrangement'') substantially in the same form as set forth in the plan of arrangement (the ''Plan of Arrangement''), Appendix F, to the Circular, Exhibit R-2;

[6] ORDER that the Meeting be called, held and conducted in accordance with the Notice of Meeting of Shareholders (the ''Notice of Meeting''), included in the Circular, Exhibit R-2, the CBCA, the Articles and By-laws of Petitioner, the terms of the Interim Order and any further order of this Court, and the rulings and directions of the chair of the Meeting;

As to the form of proxy and the solicitation of proxies

[7] AUTHORIZE Petitioner to use the form of proxy in substantially the same form as Exhibit R-6 (the ''Form of Proxy''), subject to Petitioner's ability to insert dates and other relevant information in the final Form of Proxy;

[8] AUTHORIZE Petitioner, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents and representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine;

[9] ORDER that the procedure for the use of proxies at the Meeting shall be as set out in the Circular, Exhibit R-2, provided that Petitioner may in its discretion waive generally the time limits for the deposit of proxies by TIW Shareholders;

As to the documents required to be sent to persons entitled to receive the Notice of Meeting

[10] ORDER that a copy of the present Application for Interim and Approval Orders (the ''Application''), a Notice of Presentation for Approval substantially in the same form as that included in the Circular, Exhibit R-2 (the ''Notice of Presentation for the Approval Order'') and a copy of the Interim Order be included in the Circular to be distributed in the manner hereinafter described to the persons entitled to receive the Notice of Meeting;

[11] ORDER that Notice of Meeting be given, and service of the present Application on the TIW Shareholders be made by mailing or delivering, in the manner hereinafter described and to the persons hereinafter specified, a copy of a French or English version, according to the election, if any, made by the intended recipient, of the following documents (collectively, the ''Meeting and Application Material''):

a) the Circular, together with its appendices, all in substantially the same form as Exhibit R-2;

b) a letter to TIW Shareholders from the Chairman of the Board of Directors and Chief Executive Officer of Petitioner, substantially in the same form as that included in the Circular, Exhibit R-2;

c) the Notice of Meeting, substantially in the same form as that included in the Circular, Exhibit R-2;

d) the Form of Proxy, substantially in the same form as Exhibit R-4;

e) the Notice of Presentation for the Approval Order, substantially in the same form as Appendix D of the Circular R-2;

with such amendments thereto Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of the Interim Order;

As to the record date for notice and voting

[12] DECLARE that the record date for the determination of TIW Shareholders entitled to receive the Meeting and Application Material and to vote on the Arrangement Resolution be April 18, 2005 (the ''Record Date'');

As to persons entitled to notice of the Meeting

[13] DECLARE that the only persons entitled to receive the Notice of Meeting shall be the registered TIW Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, non-registered TIW Shareholders pursuant to and in conformity with National Instrument 54-101 Respecting Communications with Beneficial Owners of Securities of a Reporting Issuer and, in Québec, with Regulation 54-101 respecting communications with beneficial owners of securities of a reporting issuer (collectively ''NI 54-101''), the directors and auditors of Petitioner and the Director;

As to Notice of Meeting and service of the Application

[14] ORDER that the Meeting and Application Material shall be distributed:

a) in the case of registered TIW Shareholders, by mailing same by prepaid first class mail or by delivering same in person or by recognised courier service to each and all registered TIW Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, at his or her address as it may appear on the records of Petitioner as at that time, the whole before the close of business on April 27, 2005;

b) in the case of non-registered TIW Shareholders, by delivering multiple copies of same to intermediaries and registered nominees as they are defined in NI 54-101 to facilitate distribution to non-registered TIW Shareholders as set out in NI 54-101, the whole before the close of business on April 22, 2005;

c) in the case of the Director, by delivering same in person or by recognized courier service to the Director, the whole before the close of business on April 27, 2005;

[15] ORDER that the Application for Interim and Approval Orders Respecting an Arrangement Involving Telesystem International Wireless Inc. (the ''Application'') and the Notice of Presentation for the Approval Order (the ''Application Material'') be served upon the holders of ESD by mailing same by prepaid first class mail or by delivering same in person or by recognized courier service to the trustee, Computershare Trust Company of Canada (the ''Trustee''), the whole on or before the close of business on April 27, 2005;

[16] DECLARE that such mailing or delivery, as provided in paragraphs 14 and 15 hereof, constitutes good and sufficient service of the present Application, and good and sufficient notice of presentation of Petitioner's application for an approval order as set out below (the ''Application for Approval Order'') on all the TIW Shareholders and the holders of ESD, whether those persons reside within Québec or within another jurisdiction;

[17] DECLARE that an affidavit signed by the person responsible for the sending of the Meeting and Application Material and of the Application Material shall constitute conclusive proof of service of the Meeting and Application Material and of the Application Material on the addressees;

[18] ORDER that any accidental omission to give notice of the Meeting to, or the non-receipt of such notice by one or more of the persons specified in the Interim Order shall not invalidate any resolution passed at the Meeting or the proceedings herein, and shall not constitute a breach of the Interim Order;

[19] ORDER that a copy of the Meeting and Application Material distributed to TIW Shareholders pursuant to the Interim Order shall be filed in the Court record following distribution thereof;

As to deemed receipt of Meeting and Application Material and deemed service of the Court Material

[20] DECLARE that the Meeting and Application Material shall be deemed, for the purposes of the present proceedings, to have been received by persons entitled to receive the Notice of Meeting, and to have been served on all Mis en cause, except the holders of ESD:

a) in the case of distribution by prepaid first class mail, three business days after delivery thereof to the post office;

b) in the case of delivery in person, upon receipt thereof at the intended recipient's address; and

c) in the case of delivery by courier, one business day after receipt by the courier;

[21] DECLARE that the Application Material shall be deemed, for the purposes of the present proceedings, to have been received and served on all holders of ESD:

a) in the case of delivery to the Trustee by prepaid first class mail, three business days after delivery thereof to the post office;

b) in the case of delivery to the Trustee in person, upon receipt thereof at the intended recipient's address; and

c) in the case of delivery to the Trustee by courier, one business day after receipt by the courier;

As to persons entitled to attend and to vote at the Meeting

[22] DECLARE that the only persons entitled to attend the Meeting shall be:

a) the registered TIW Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, subject to the provisions of the Interim Order and subject to the provisions of the CBCA and applicable securities legislation, regulation and policy statements;

b) duly appointed proxy holders; c) the officers, directors, auditors and advisors of Petitioner; d) representatives of Vodafone; and e) other persons with the permission of the Chair of the Meeting;

[23] DECLARE that the only persons entitled to vote on the Arrangement Resolution at the Meeting, either in person or by proxy, shall be the registered TIW Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, subject to the provisions of the Interim Order and subject to the provisions of the CBCA and applicable securities legislation, regulation and policy statements;

As to the Meeting and the vote on the Arrangement Resolution

[24] ORDER that the Meeting be conducted at the time and location specified in the Notice of Meeting, included in the Circular, Exhibit R-2, and that Petitioner, if it deems it advisable, be specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of TIW Shareholders respecting the adjournment or postponement, subject to the terms of the Framework Agreement;

[25] ORDER that with respect to the Arrangement Resolution, each TIW Shareholder will be entitled to one vote for each TIW Share held;

[26] DECLARE that the vote required to pass the Arrangement Resolution, with or without variation, shall be the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by the TIW Shareholders present in person or represented by proxy at the Meeting;

[27] DECLARE that for the purpose of the vote on the Arrangement Resolution, any spoiled votes, illegible votes, defective votes and abstentions, as determined by the Chair, shall be deemed not to be votes cast by TIW Shareholders;

As to the Arrangement

[28] ORDER that Petitioner be authorized, to amend, modify and/or supplement the Plan of Arrangement at any time and from time to time provided that any such amendment, modification or supplement must be contained in a written document which is filed with this honourable Court and communicated to such persons as the Court may direct and, if made following the Meeting, in a written document approved by this honourable Court and communicated to TIW Shareholders in the manner, if any, required by this Honourable Court;

[29] ORDER that any amendment, modification or supplement to the Plan of Arrangement may be proposed by the Petitioner at any time prior to or at the Meeting with or without any prior notice or communication and if so proposed and accepted by the TIW Shareholders voting at the Meeting, shall become part of the Plan of Arrangement for all purposes;

[30] ORDER that any vote cast in favour of the Arrangement Resolution with respect to the Arrangement as submitted to the TIW Shareholders from time to time shall be a vote in favour of the Arrangement Resolution with respect to the Arrangement as so amended, modified or supplemented, and any proxy allowing the holder to vote in favour of the Arrangement Resolution as submitted to the TIW Shareholders from time to time shall entitle the holder to vote in favour of the Arrangement Resolution with respect to the Arrangement as so amended, modified or supplemented.

As to appearances and contestation of the Approval Order

[31] ORDER that any TIW Shareholder or other person wishing to appear on the Application for Approval Order shall:

a) file an appearance into the Court record and serve same on Petitioner's Counsel of record on or before May 10, 2005; and,

b) if such appearance is with the view to contesting the Application for Approval Order, serve on Petitioner's Counsel of record and file in the Court record, on or before May 16, 2005, a written contestation supported as to the facts by affidavit(s), and exhibit(s) if any, without which such contestation the appearing person shall not be permitted to contest the Application for Approval Order;

As to presentation of the Approval Order

[32] ORDER that, upon the carrying by TIW Shareholders of the Arrangement Resolution in the manner set forth in the Interim Order, Petitioner may apply to this Honourable Court for an approval order as set out below;

[33] ORDER that the Application for Approval Order be presented on May 20, 2005 before the Superior Court of Québec, sitting in Commercial Division in and for the district of Montreal at the Montreal Courthouse, located at 1 Notre-Dame Street East in Montreal, Québec, Room 16.12 at 9:00 a.m. or so soon thereafter as Counsel may be heard;

[34] ORDER the Master of the Rolls of the Superior Court to include the Application for Approval Order on the Roll of the Commercial Division of the Superior Court of Québec in Room 16.12 of the Montreal Courthouse for May 20, 2005;

Absence of default

[35] DECLARE that the filing and presentation of the present Application, the issuance of the Interim Order, the filing of the Plan of Arrangement into the Court record and the passing of the Arrangement Resolution by the TIW Shareholders do not constitute an event of default pursuant to the Amended 7.00% Equity Subordinated Debenture Indenture, as amended (the ''Indenture'');

As to variance

[36] ORDER that Petitioner be entitled, at any time, to seek leave to vary the Interim Order;

[37] DECLARE that the Interim Order shall be executory notwithstanding appeal;

B. ON THE APPLICATION FOR APPROVAL ORDER

[38] GRANT the present Application for Approval Order;

[39] DECLARE that the service of the present Application is valid and sufficient as having been made in accordance with the Interim Order of this Honourable Court and amounts to good and sufficient service on all the Mis en Cause;

[40] APPROVE the Arrangement as approved by the TIW Shareholders pursuant to the Arrangement Resolution;

[41] AUTHORIZE the filing of articles of arrangement with the director appointed pursuant to Section 260 of the CBCA (the ''Director'');

[42] DECLARE that the approval of the Arrangement Resolution by the TIW Shareholders constitutes an approval by the TIW Shareholders of the sale of substantially all the property of TIW;

[43] APPROVE the Share Purchase Agreement as filed in the Court record herein as Appendix I to the Circular Exhibit R-2, as it may be amended or varied from time to time by the parties thereto;

[44] AUTHORIZE pursuant to the Plan of arrangement, from time to time, when deemed appropriate, without it being necessary to give notice to the TIW Shareholders or any person whatsoever other than the Director:

a) TIW to pursue the process under which it will realize its assets, including the performance of the Framework Agreement and the Share Purchase Agreement and honour its debts and other obligations, the whole with a view of liquidating and dissolving itself;

b) TIW to request from this Honourable Court the approval of a claims identification and valuation process to be supervised and coordinated by a monitor (the ''Monitor'');

c) TIW, with the assistance of the Monitor, to address this Honourable Court in order to obtain any order necessary or useful to the adjudication and the resolution of debts and obligations of TIW;

d) TIW, with the assistance of the Monitor, to address this Honourable Court in order to obtain any order necessary or useful to:

i) the payment or provision for payment of the claims of Petitioner's creditors;

ii) the payment of any distribution to TIW Shareholders;

e) TIW to address this Honourable Court, at any time after the termination of the Claims Process, in order to declare that the powers of the directors and the TIW Shareholders cease and vest in the Monitor;

f) TIW or the Monitor once substituted to the directors and the TIW Shareholders to address this honourable Court in order to obtain any order necessary to:

i) approve the payment of any distribution of the Petitioner's assets including, without the limitation, the Final Distribution;

ii) provide for the retention, disposition or destruction of the documents of Petitioner;

iii) relieve the Monitor from any omission or default on such terms as this Honourable Court shall think fit and confirm any act of the Monitor;

iv) dispose of any property of any creditor or TIW Shareholder who cannot be found;

v) give directions on any matter arising in the liquidation;

[45] AUTHORIZE TIW to file with the Director pursuant to the Plan of Arrangement further articles of arrangement necessary for the complete execution of the Arrangement relative to:

a) the consolidation of the TIW Shares; b) the cancellation of TIW Shares; without it being necessary give notice thereof to the TIW Shareholders or any person whatsoever;

[46] AUTHORIZE Petitioner to pay all amounts due to the holders of the ESD including the principal and interest thereon and other moneys payable thereunder up to the maturity date, as defined in the Indenture, prior to the date of the first distribution to be made pursuant to the Arrangement;

[47] AUTHORIZE the Monitor, upon filing of his final report in the Court record, to address this honourable Court in order to obtain an order authorizing the filing with the Director of articles providing for the dissolution of Petitioner without it being necessary to give notice thereof to the TIW Shareholders or to any person whatsoever other than the Director;

[48] DECLARE that the Approval Order shall be executory notwithstanding appeal;

[49] THE WHOLE without costs save in case of contestation, and if contested, with costs against all contesting parties solidarily, including costs of expertises.
MONTREAL, APRIL 18, 2005

(Signed) Fasken Martineau DuMoulin LLP
FASKEN MARTINEAU DuMOULIN LLP
Attorneys for Petitioner
Telesystem International Wireless Inc.

AFFIDAVIT

I, the undersigned, André Gauthier, having a professional domicile at 1250, René-Lévesque West, in the city and district of Montreal, Québec, H3B 4W8, solemnly declare:

  I am the Chief Financial Officer of Telesystem International Wireless Inc., and I have held a management position therewith since 1997. As such, I have personal knowledge of the facts to which I solemnly declare and to the extent that I do not have such personal knowledge, I verily believe the information to which I solemnly declare;

  I have read the present Application for Interim and Approval Orders respecting an arrangement involving Telesystem International Wireless Inc. and all the facts alleged therein are true;

  Petitioner is not insolvent nor will it be insolvent upon Court approval of the Plan of Arrangement, within the meaning of Subsections 192(2)(a) or 192(2)(b) Canada Business Corporations Act, R.S.C., 1985, c. C-44;

  Petitioner is and will be upon Court approval of the Plan of Arrangement able to pay its liabilities as they become due, as appears from the audited financial statements for the year ending December 31, 2004, Exhibit R-3 (the ''Financial Statements'');

  The realizable value of Petitioner's assets is not and will not be, upon Court approval of the Plan of Arrangement, less than the aggregate of its liabilities and stated capital of all classes. The investment of Petitioner in ClearWave N.V. is consolidated in the Financial Statements, the whole in accordance with generally accepted accounting principles in Canada;

  The unaudited pro forma balance sheet, annexed as Appendix G to the Circular, Exhibit R-1 (the ''Balance Sheet''), represents the financial position of Petitioner after the closing of the sale to Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc (''Vodafone'') of the Petitioner's interests in ClearWave N.V. for a cash consideration of approximately US$3.5 billion (the ''Transaction'') and immediately before the distribution of the proceed to its shareholders;

  Accordingly, the value of the assets of the Petitioner as shown in the Balance Sheet after giving effect to the Transaction reflects the realizable value of those assets of the Petitioner as it corresponds to the sale for those assets under normal market conditions through negotiation over a period of time with a third-party dealings at arms' length

AND I HAVE SIGNED:

(Signed) André Gauthier
ANDRÉ GAUTHIER

SOLEMNLY DECLARED before me on this
18th day of April, 2005

(Signed) Lois-Linda Gillespie #92378
Commissioner for Oaths

NOTICE OF PRESENTATION FOR APPROVAL ORDER

TAKE NOTICE that Telesystem International Wireless Inc. has filed an Application for Interim and Approval Orders respecting an Arrangement involving Telesystem International Wireless Inc., (the ''Application'') before the Superior Court of Québec, district of Montreal.

The Application will be presented, for adjudication on the approval order contained therein (the ''Approval Order''), to the Superior Court of the judicial district of Montreal in room 16.12 of the Montreal Courthouse, located at 1, Notre-Dame Street East, in Montreal (Québec) on May 20, 2005, at 9:00 a.m. or as soon thereafter as Counsel may be heard.

Pursuant to the interim order issued by the Superior Court of Québec on April 19, 2005 (the ''Interim Order''), if you wish to make representations before the Court, you will be required to appear by filing an Appearance form at the office of the Clerk of the Superior Court of the district of Montreal on or before May 10, 2005, and to serve a copy of the said Appearance form within the same time limit on Petitioner's Counsel, at the following address:

FASKEN MARTINEAU DUMOULIN, LLP
c/o Me Alain Riendeau
Stock Exchange Tower
Suite 3400, P.O. Box 242
800 Place Victoria
Montreal (Québec) H4Z 1E9

If you wish to contest the issuance by the Court of the Approval Order, you will be required, pursuant to the Interim Order, to prepare a written contestation containing the reasons why the Court should not issue the Approval Order. This written contestation must be supported as to the facts by affidavit(s), and exhibit(s) if any, and must be filed with the office of the Clerk of the Superior Court of the district of Montreal on or before May 16, 2005, and served within the same time limit on Petitioner's Counsel, at the above-mentioned address.

TAKE FURTHER NOTICE that, if you do not file a written contestation and/or an appearance within the above-mentioned time limits, you will not be entitled to contest the Application for Approval Order or make representations before the Court, and Petitioner will be granted a judgment without further notice or extension.

If you wish to make representations or contest the issuance by the Court of the Approval Order, it is important that you take action within the time limits indicated, either by retaining the services of an attorney who will represent you and act in your name, or by doing so yourself in accordance with the formalities of the law.

PLEASE ACT ACCORDINGLY.
Montréal, this April 18, 2005

(Signed) Fasken Martineau DuMoulin LLP
FASKEN MARTINEAU DuMOULIN LLP
Attorneys for Petitioner

APPENDIX ''E''

INTERIM ORDER

SUPERIOR COURT

CANADA
PROVINCE OF Québec
DISTRICT OF MONTREAL

N : 500-11-025519-055

DATE : APRIL 19, 2005

_________________________________________________________

IN THE PRESENCE OF: THE HONOURABLE MR. JUSTICE CLÉMENT GASCON
_________________________________________________________

IN THE MATTER OF THE ARRANGEMENT OF TELESYSTEM INTERNATIONAL WIRELESS INC. PURSUANT TO S. 192 OF THE CANADA BUSINESS CORPORATIONS ACT (R.C.S. 1985 C. C-44)

TELESYSTEM INTERNATIONAL WIRELESS

Petitioner

and

SHAREHOLDERS OF TELESYSTEM INTERNATIONAL WIRELESS INC.

and

HOLDERS OF THE 7.00% EQUITY SUBORDINATED DEBENTURES

and

VODAFONE INTERNATIONAL HOLDINGS B.V.

and

THE DIRECTOR

Mis en cause

_________________________________________________________

REASONS FOR JUDGMENT FOR AN INTERIM ORDER
_________________________________________________________

[1] The Court is seized of Petitioner's Application for Interim and Approval Orders Respecting an Arrangement under Section 192 of the Canada Business Corporations Act (CBCA).

[2] At this stage, the Court is only concerned with the Interim Orders' side of the application. At this interim stage, the purpose of the Application is to obtain an order for the calling of a meeting of Petitioner's shareholders to approve the contemplated Arrangement, as well as other orders relating to procedural matters relating thereto.

[3] This Arrangement (included as Appendix F to the Circular filed as Exhibit R-2) provides notably for the following:

a) the completion of the Transaction pursuant to which Vodafone is to purchase the indirect interests of Petitioner in Mobifon and Oskar (being all or substantially all of Petitioner's assets), for approximately US $3,5 billion and the assumption of net debt of approximately US $950 million;

b) the liquidation of Petitioner and the distribution of the net cash to its shareholders, to realize a Target Return expected to equate US $16.00 per share;

c) the conduct of the Claims Process supervised by a Monitor to identify and address all the debts of Petitioner;

d) the termination and vesting of all powers of the directors and the shareholders of Petitioner to the Monitor;

e) the final distribution of Petitioner's net cash to its shareholders and the dissolution of Petitioner.

[4] At the stage of this Interim Order, it is the Court's view that Petitioner fulfills the statutory requirements of Section 192 CBCA, and is thus entitled to the interim conclusions sought. It is sufficient to note the following in this respect:

a) the case law confirms that Petitioner can present ex parte his application for this Interim Order (see Re Molson Inc., J.E. 2005-241, par. 51 to 54 (C.S.); Re Cinar Corporation, B.E. 2004BE-188, par 26 to 29 (C.S.); and Re First Marathon Inc., [1999] O.J. No 2805, par. 8 and 9 (Ont. S.C.).

As stated by Blair J. in Re First Marathon, the purpose here is simply to set the wheels in motion for the approval process relating to the Arrangement and to establish the necessary parameters to that end.

The shareholders are therefore not prejudiced and will have ample opportunity, if need be, to apply to the Court for relief prior or after the contemplated meeting;

b) the required notice of the Application has been given to the Director pursuant to Subsection 192(5) CBCA and the latter confirmed that he did not intend to make any representations at this stage (see paragraph 45 of the Application and Exhibit R-5);

c) the Arrangement constitutes an arrangement under Subsection 192(1) CBCA and it includes a combination of various operations encompassed by that Section, notably by Subsections 192(1)(e), (g) and (h). Reference is made more specifically here to paragraphs 9 and 16 to 24 of the application;

d) Petitioner is not insolvent pursuant to the definitions found in Subsections 192(2)(a) and (b) CBCA.

This appears from the allegations of paragraph 11 of the Application and from the Affidavit of Mr. Gauthier and the Financial Statements of Petitioner referred to therein and filed as part of Exhibits R-2 and R-3;

e) it is not practical for the Petitioner to effect the result contemplated by the Arrangement under any provision of the CBCA other than Section 192, as thoroughly explained at paragraph 25 of the Application (see in this respect Re Molson Inc. at par. 46 and Re Cinar Corporation at par. 22);

f) the Court is satisfied that the Arrangement is put forward in good faith. It is not necessary for the Court at the present time to discuss whether the Arrangement is fair and reasonable, as this determination will be more properly dealt with at the stage of the Approval Order. Suffice to say in this respect that the Application already refers to the relevant allegations and supporting documentation to that end (see paragraphs 26 to 33 of the Application and the Fairness Opinion and Second Fairness Opinion filed as part of Exhibit R-2).

[5] Finally, as to the conclusions sought in the Interim Order, the Court is satisfied with their wording as corrected.

[6] In particular, the Court accepts as satisfactory the explanations of Petitioner for the absence of any reference to dissent rights in view of the ultimate purpose of the Arrangement, namely to liquidate and dissolve Petitioner and effect a fair and expeditious distribution of its assets among stakeholders.

[7] A similar comment applies to the declaration sought to the effect that this Interim Order shall not constitute an event of default pursuant to the Indenture. This conclusion appears justified considering that the Arrangement contemplates that the holders will be fully paid in principal and interest.

FOR THESE REASONS, THE COURT:

[1] DISPENSES Petitioner, Telesystem International Wireless Inc. (''Petitioner'' or ''TIW'') from describing at length the names of its shareholders (the ''TIW Shareholders'') or of the holders of the 7.00% equity subordinated debentures (the ''ESD'') in the description of the impleaded parties;

[2] ORDERS that all TIW Shareholders, the holders of ESD and any transferees of such securities in Petitioner be deemed parties, as Mis en cause, to the present proceedings and be bound by the terms of any order to be rendered herein;

[3] DISPENSES the Petitioner from giving notice of the Application for Interim Order to any interested party;

[4] GRANTS the Application for Interim Order;

As to the Meeting

[5] ORDERS Petitioner to call, hold and conduct a special meeting (the ''Meeting'') on May 19, 2005, at such time as determined by TIW, at the Fairmont The Queen Elizabeth, located at 900 René-Lévesque Blvd. West, Montréal, Québec, Canada, or such other location as may be determined by TIW, of the TIW Shareholders to, among other things consider and, if deemed advisable, pass, with or without variation, a special resolution substantially in the same form as set forth in Appendix C to the draft Management Proxy Circular (the ''Circular''), Exhibit R-2 (the ''Arrangement Resolution''), to approve an arrangement involving Petitioner (the ''Arrangement'') substantially in the same form as set forth in the plan of arrangement (the ''Plan of Arrangement''), Appendix F, to the Circular, Exhibit R-2;

[6] ORDERS that the Meeting be called, held and conducted in accordance with the Notice of Meeting of Shareholders (the ''Notice of Meeting''), included in the Circular, Exhibit R-2, the CBCA, the Articles and By-laws of Petitioner, the terms of the Interim Order and any further order of the Court, and the rulings and directions of the chair of the Meeting;

As to the form of proxy and the solicitation of proxies

[7] AUTHORIZES Petitioner to use the form of proxy in substantially the same form as Exhibit R-4 (the ''Form of Proxy''), subject to Petitioner's ability to insert dates and other relevant information in the final Form of Proxy;

[8] AUTHORIZES Petitioner, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents and representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine;

[9] ORDERS that the procedure for the use of proxies at the Meeting shall be as set out in the Circular, Exhibit R-2, provided that Petitioner may in its discretion waive generally the time limits for the deposit of proxies by TIW Shareholders;

As to the documents required to be sent to persons entitled to receive the Notice of Meeting

[10] ORDERS that a copy of the present Application for Interim and Approval Orders (the ''Application'') that is included as Appendix D, to the Circular R-2, a Notice of Presentation for Approval substantially in the same form as that included as Appendix D, to the Circular R-2 (the ''Notice of Presentation for the Approval Order'') and a copy of the Interim Order be included in the Circular to be distributed in the manner hereinafter described to the persons entitled to receive the Notice of Meeting;

[11] ORDERS that Notice of Meeting be given, and service of the Application for Interim and Approval Orders Respecting an Arrangement Involving Telesystem International Wireless Inc. (the ''Application'') on the

TIW Shareholders be made by mailing or delivering, in the manner hereinafter described and to the persons hereinafter specified, a copy of a French or English version, according to the election, if any, made by the intended recipient, of the following documents (collectively, the ''Meeting and Application Material''):

a) the Circular, together with its appendices, all in substantially the same form as Exhibit R-2;

b) a letter to TIW Shareholders from the Chairman of the Board of Directors and Chief Executive Officer of Petitioner, substantially in the same form as that included in the Circular, Exhibit R-2;

c) the Notice of Meeting, substantially in the same form as that included in the Circular, Exhibit R-2;

d) the Form of Proxy, substantially in the same form as Exhibit R-4;

e) the Notice of Presentation for the Approval Order, substantially in the same form as Appendix D of the Circular R-2;

with such amendments thereto Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of the Interim Order;

As to the record date for notice and voting

[12] DECLARES that the record date for the determination of TIW Shareholders entitled to receive the Meeting and Application Material and to vote on the Arrangement Resolution be April 18, 2005 (the '' Record Date'');

As to persons entitled to notice of the Meeting

[13] DECLARES that the only persons entitled to receive the Notice of Meeting shall be the registered TIW Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, non-registered TIW Shareholders pursuant to and in conformity with National Instrument 54-101 Respecting Communications with Beneficial Owners of Securities of a Reporting Issuer and, in Québec, with Regulation 54-101 respecting communications with beneficial owners of securities of a reporting issuer (collectively ''NI 54-101''), the directors and auditors of Petitioner and the Director;

As to Notice of Meeting and service of the Application

[14] ORDERS that the Meeting and Application Material shall be distributed:

a) in the case of registered TIW Shareholders, by mailing same by prepaid first class mail or by delivering same in person or by recognised courier service to each and all registered TIW Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, at his or her address as it may appear on the records of Petitioner as at that time, the whole before the close of business on April 27, 2005;

b) in the case of non-registered TIW Shareholders, by delivering multiple copies of same to intermediaries and registered nominees as they are defined in NI 54-101 to facilitate distribution to non-registered TIW Shareholders as set out in NI 54-101, the whole before the close of business on April 22, 2005;

c) in the case of the Director, by delivering same in person or by recognized courier service to the Director, the whole before the close of business on April 27, 2005;

[15] ORDERS that the Application and the Notice of Presentation for the Approval Order (the ''Application Material'') be served upon the holders of ESD by mailing same by prepaid first class mail or by delivering same in person or by recognized courier service to the trustee, Computershare Trust Company of Canada (the ''Trustee''), the whole on or before the close of business on April 27, 2005;

[16] DECLARES that such mailing or delivery, as provided in paragraphs 14 and 15 hereof, constitutes good and sufficient service of the present Application, and good and sufficient notice of presentation of Petitioner's application for an approval order as set out below (the ''Application for Approval Order'') on all TIW Shareholders and holders of ESD, whether those persons reside within Québec or within another jurisdiction;

[17] DECLARES that an affidavit signed by the person responsible for the sending of the Meeting and Application Material and of the Application Material shall constitute conclusive proof of service of the Meeting and Application Material and of the Application Material on the addressees;

[18] DECLARES that any accidental omission to give notice of the Meeting to, or the non-receipt of such notice by one or more of the persons specified in the present Order shall not invalidate any resolution passed at the Meeting or the proceedings herein, and shall not constitute a breach of the Interim Order;

[19] ORDERS that a copy of the Meeting and Application Material distributed to TIW Shareholders pursuant to the present Order shall be filed in the Court record following distribution thereof;

As to deemed receipt of Meeting and Application Material and deemed service of the Court Material

[20] DECLARES that the Meeting and Application Material shall be deemed, for the purposes of the present proceedings, to have been received by persons entitled to receive the Notice of Meeting, and to have been served on all Mis en cause, except the holders of ESD:

a) in the case of distribution by prepaid first class mail, three business days after delivery thereof to the post office;

b) in the case of delivery in person, upon receipt thereof at the intended recipient's address; and

c) in the case of delivery by courier, one business day after receipt by the courier;

[21] DECLARES that the Application Material shall be deemed, for the purposes of the present proceedings, to have been received and served on all holders of ESD:

a) in the case of delivery to the Trustee by prepaid first class mail, three business days after delivery thereof to the post office;

b) in the case of delivery to the Trustee in person, upon receipt thereof at the intended recipient's address; and

c) in the case of delivery to the Trustee by courier, one business day after receipt by the courier;

As to persons entitled to attend and to vote at the Meeting

[22] DECLARES that the only persons entitled to attend the Meeting shall be:

a) the registered TIW Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, subject to the provisions of the present Order and subject to the provisions of the CBCA and applicable securities legislation, regulation and policy statements;

b) duly appointed proxy holders; c) the officers, directors, auditors and advisors of Petitioner; d) representatives of Vodafone; and e) other persons with the permission of the Chair of the Meeting;

[23] DECLARES that the only persons entitled to vote on the Arrangement Resolution at the Meeting, either in person or by proxy, shall be the registered TIW Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, subject to the provisions of the present Order and subject to the provisions of the CBCA and applicable securities legislation, regulation and policy statements;

As to the Meeting and the vote on the Arrangement Resolution

[24] ORDERS that the Meeting be conducted at the time and location specified in the Notice of Meeting, included in the Circular, Exhibit R-2, and that Petitioner, if it deems it advisable, be specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of TIW Shareholders respecting the adjournment or postponement, subject to the terms of the Framework Agreement;

[25] ORDERS that with respect to the Arrangement Resolution, each TIW Shareholder will be entitled to one vote for each TIW Share held;

[26] DECLARES that the vote required to pass the Arrangement Resolution, with or without variation, shall be the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by the TIW Shareholders present in person or represented by proxy at the Meeting;

[27] DECLARES that for the purpose of the vote on the Arrangement Resolution, any spoiled votes, illegible votes, defective votes and abstentions, as determined by the Chair, shall be deemed not to be votes cast by TIW Shareholders;

As to the Arrangement

[28] ORDERS that Petitioner be authorized, to amend, modify and/or supplement the Plan of Arrangement at any time and from time to time provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and communicated to such persons as the Court may direct and, if made following the Meeting, in a written document approved by the Court and communicated to TIW Shareholders in the manner, if any, required by the Court;

[29] ORDERS that any amendment, modification or supplement to the Plan of Arrangement may be proposed by the Petitioner at any time prior to or at the Meeting with or without any prior notice or communication and if so proposed and accepted by the TIW Shareholders voting at the Meeting, shall become part of the Plan of Arrangement for all purposes;

[30] ORDERS that any vote cast in favour of the Arrangement Resolution with respect to the Arrangement as submitted to the TIW Shareholders from time to time shall be a vote in favour of the Arrangement Resolution with respect to the Arrangement as so amended, modified or supplemented, and any proxy allowing the holder to vote in favour of the Arrangement Resolution as submitted to the TIW Shareholders from time to time shall entitle the holder to vote in favour of the Arrangement Resolution with respect to the Arrangement as so amended, modified or supplemented.

As to appearances and contestation of the Approval Order

[31] ORDERS that any TIW Shareholder or other person wishing to appear on the Application for Approval Order shall:

a) file an appearance into the Court record and serve same on Petitioner's Counsel of record on or before May 10, 2005; and,

b) if such appearance is with the view to contesting the Application for Approval Order, serve on Petitioner's Counsel of record and file in the Court record, on or before May 16, 2005, a written contestation supported as to the facts by affidavit(s), and exhibit(s) if any, without which such contestation the appearing person shall not be permitted to contest the Application for Approval Order;

As to presentation of the Approval Order

[32] ORDERS that, upon the carrying by TIW Shareholders of the Arrangement Resolution in the manner set forth in the present Order, Petitioner may apply to the Court for an approval order as set out below;

[33] ORDERS that the Application for Approval Order be presented on May 20, 2005 before the Superior Court of Québec, sitting in Commercial Division in and for the district of Montreal at the Montreal Courthouse, located at 1 Notre-Dame Street East in Montreal, Québec, Room 16.12 at 9:00 a.m. or so soon thereafter as Counsel may be heard;

[34] ORDERS the Master of the Rolls of the Superior Court to include the Application for Approval Order on the Roll of the Commercial Division of the Superior Court of Québec in Room 16.12 of the Montreal Courthouse for May 20, 2005;

Absence of default

[35] DECLARES that the filing and presentation of the present Application, the issuance of the Interim Order, the filing of the Plan of Arrangement into the Court record and the passing of the Arrangement Resolution by the TIW Shareholders do not constitute an event of default pursuant to the Amended 7.00% Equity Subordinated Debenture Indenture, as amended (the ''Indenture'');

As to variance

[36] DECLARES that Petitioner be entitled, at any time, to seek leave to vary the Interim Order;

[37] DECLARES that the present Order shall be executory notwithstanding appeal;

[38] THE WHOLE without costs.
(Signed) Clement Gascon J.S.C.
Clément Gascon, J.S.C.

Me Stéphanie Lapierre
Me Alain Riendeau
Me Robert Paré
Fasken Martineau DuMoulin
Attorneys for Petitioner

APPENDIX ''F''

PLAN OF ARRANGEMENT

under the

Canada Business Corporations Act

Proposed by

TELESYSTEM INTERNATIONAL WIRELESS INC.

Fasken Martineau DuMoulin LLP

ARTICLE 1

INTERPRETATION

1.1       Definitions

Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in this Plan:

''Additional Articles of Arrangement'' means any Articles of Arrangement other than the Initial Articles of Arrangement;

''Ancillary Order'' means any orders of the Court, other than the Approval Order, required under the Approval Order or this Plan in connection with the implementation of the Arrangement, as such order may be amended or varied at any time or, if appealed, then (unless such appeal is withdrawn or denied) as affirmed or as amended on appeal;

'' Approval Order'' means the final order of the Court approving the Arrangement;

''Arrangement'' means the arrangement involving the Corporation under the provisions of Section 192 of the CBCA, pursuant to which the Corporation will seek Court approval in connection with the matters described in this Plan, subject to any amendments or variations thereto made in accordance with or made at the direction of the Court in the manner described in Article 8;

'' Arrangement Resolution'' means the special resolution of the Shareholders approving the Arrangement;

''Articles of Arrangement'' means any and all articles of arrangement of the Corporation that are or may be required to be filed with the Director, under this Plan or by the CBCA, to give effect to the Arrangement, including any step thereof;

''CBCA'' means the Canada Business Corporations Act as now in effect and as it may be amended from time to time;

'' Certificate'' means a certificate issued under the CBCA giving effect to any Articles of Arrangement;

''Circular'' means the information circular, including all appendices thereto, to be sent to the Shareholders in connection with the Special Meeting;

''Claim'' means any right of any person against the Corporation in connection with any indebtedness, liability or obligation of the Corporation which are in existence at the Determination Date or based in whole or in part on facts which exist before or at the Determination Date and any interest that may be accrued thereon, whether or not reduced by judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known, unknown, by guarantee, surety, contribution, indemnity or otherwise and whether or not such a right is executory in nature;

''Claims Process'' means the process (or processes) to be established by Ancillary Orders for identifying, establishing, valuing, adjudicating and otherwise resolving Claims;

'' Closing'' has the meaning given in the Share Purchase Agreement;

'' Common Shares'' means the common shares in the share capital of the Corporation;

''Corporation'' means Telesystem International Wireless Inc., a corporation governed by the CBCA whose head office is located in Montreal, Québec and includes any corporation resulting from an amalgamation contemplated by or authorized under Article 10;

''Court'' means the Superior Court, District of Montreal, Province of Québec and, as the case may be, the Court of Appeal of Québec;

''Determination Date'' means the date determined by the Court, upon the recommendation of the Corporation, as the date in respect of which Claims are to be determined;

'' Director'' means the Director appointed pursuant to Section 260 of the CBCA;

'' Distribution'' means the First Distribution, the Subsequent Distributions and the Final Distribution;

''ESD'' means the outstanding equity subordinated debentures of the Corporation issued on February 15, 1999 having an aggregate principal amount of approximately $1.2 million;

'' Excess Amount'' has the meaning given in the Framework Agreement;

''Final Distribution'' means the last amount (which, when aggregated with the prior Distributions, may not exceed the aggregate of the Target Return and the Investment Income) authorized by Ancillary Order, prior to the dissolution of the Corporation, for distribution to Former Shareholders. The Ancillary Order shall also provide for the concurrent payment to Vodafone International Holdings B.V. of the Excess Amount, if any;

''First Distribution'' means the first amount authorized by Ancillary Order for distribution by the Corporation to the Shareholders, by way of reduction of stated capital, redemption of Shares or otherwise, after the Closing of the Transaction;

''Former Shareholders'' means the Shareholders of record as at the close of market on the date of cancellation of the Common Shares;

''Framework Agreement'' means the framework agreement entered into by the Corporation and Vodafone International Holdings B.V. dated March 15, 2005, as may be amended from time to time by the parties thereto in the manner provided for therein;

''Initial Articles of Arrangement'' means the Articles of Arrangement to be filed as soon as practicable following the Approval Order, but at the latest on the date of Closing of the Transaction, in accordance with Article 10;

'' Investment Income'' has the meaning given in the Framework Agreement;

''Liquidation'' means the liquidation of the Corporation with a view to its dissolution under the Arrangement, pursuant to the terms and conditions determined by Ancillary Order;

''Monitor'' means any person appointed by Ancillary Order to act as monitor under the Claims Process and, once empowered and authorized by a further Ancillary Order to this effect, exercise all the powers of the directors of the Corporation and the Shareholders with a view to complete the Liquidation and dissolve the Corporation;

''Plan'' means this Plan of Arrangement proposed by the Corporation pursuant to Section 192 of the CBCA, as amended from time to time in the manner described in Article 8;

''Restricted Share Unit Plan'' means the mid-term incentive plan of the Corporation introduced in February 2004 providing for a maximum issuance of 6,250,000 RSU;

''Rights to receive Shares'' means all outstanding options granted by the Corporation to acquire Shares and other securities, rights and warrants entitling the holders thereof to receive Shares or securities convertible or exchangeable into Shares, and includes RSU and Share Options;

''RSU'' means the restricted share units issued by the Corporation pursuant to the Restricted Share Unit Plan, each convertible into one Common Share;

'' Shareholder'' means a holder of Common Shares;

''Share Options'' means the options to purchase Common Shares issued by the Corporation pursuant to the Stock Option Plan;

''Share Purchase Agreement'' means the share sale and purchase agreement entered into by the Corporation and Vodafone International Holdings B.V. dated March 15, 2005, as may be amended from time to time by the parties thereto in the manner provided for therein;

'' Shares'' means any issued or unissued shares in the authorized share capital of the Corporation;

''Special Meeting'' means the special meeting of the Shareholders held on May 19, 2005 at 11:00 a.m. to consider and, if deemed advisable, to approve the Arrangement, including any adjournments and postponements thereof;

''Stock Option Plan'' means the employee stock option plan of the Corporation introduced in April 1997 providing for the issuance of options to directors, officers, management employees and consultants to purchase Common Shares;

''Subsequent Distribution'' means any amount, in one or more tranches, authorized by Ancillary Order for distribution by the Corporation to Shareholders or Former Shareholders, as the case may be, by way of reduction of stated capital, redemption of Shares or otherwise, after the First Distribution and prior to the Final Distribution;

'' Target Return'' has the meaning given in the Framework Agreement;

''Transaction'' means the disposition by the Corporation of its indirect interest in ClearWave N.V., a majority-owned subsidiary of the Corporation, in the manner provided for in and pursuant to the Framework Agreement and the Share Purchase Agreement; and

''Transfer Agent'' means Computershare Trust Company of Canada or any successor thereof, as transfer agent for the Common Shares.

1.2        Construction

In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a) references to ''herein'', ''hereby'', ''hereunder'', ''hereof'' and similar expressions are references to this Plan and not to any particular section, subsection, clause or Schedule;

(b) references to an ''Article'', ''section'', ''subsection'', ''clause'' or ''Schedule'' are references to an Article, section, subsection, clause or Schedule of or to this Plan;

(c) words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a ''person'' or ''persons'' shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in this context;

(d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e) the word ''including'', when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(f) a reference to a statute or a code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or any such regulation.

1.3        Currency

All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE 2

BACKGROUND

2.1        Statutory Authority

The Arrangement is made pursuant to Section 192 of the CBCA.

2.2        Background

The circumstances and events leading up to the Arrangement have been summarized in the Circular.

ARTICLE 3

PURPOSE OF THE ARRANGEMENT

3.1        Purpose

The purpose of the Arrangement is to permit the Corporation to:

(a) complete the Transaction pursuant to the Framework Agreement and the Share Purchase Agreement;

(b) proceed with its Liquidation including the repatriation of net cash and any other remaining properties from subsidiaries and the discharge of liabilities and distribution of remaining properties in the form of cash to its Shareholders (or to its Former Shareholders following the cancellation of the Common Shares);

(c) maintain listing of its Common Shares and its status as a distributing corporation, within the meaning of the CBCA, and, when deemed advisable, upon substantial Distribution of its assets, provide for cancellation of its Shares;

(d) proceed with the Final Distribution and be dissolved.

ARTICLE 4

THE ARRANGEMENT

4.1        Arrangement

Pursuant to the terms and conditions of the Plan, the Arrangement will be implemented as follows in successive or interlocking steps:

(a) Transaction

(i) The performance by the Corporation of all of its obligations and the enforcement of all its rights pursuant to the Framework Agreement and the Share Purchase Agreement;

(ii) the Closing of the Transaction, following filing of the Initial Articles of Arrangement.

(b) Claims Process

(i) Following the Approval Order, the establishment of the Claims Process and appointment of the Monitor, by Ancillary Order;

(ii) the implementation of the Claims Process.

(c) Liquidation

(i) The commencement of the Liquidation, immediately following the Closing of the Transaction;

(ii) the First Distribution and any related reduction of stated capital, as the case may be;

(iii) upon filing of Additional Articles of Arrangement, the consolidation, if deemed advisable by the Corporation, of the Common Shares as provided in Article 7;

(iv) the Subsequent Distributions and any related reduction of stated capital, as the case may be;

(v) after completion of the Claims Process and pursuant to an Ancillary Order to this effect, the termination and vesting of all the powers of the directors and shareholders of the Corporation in the Monitor;

(vi) upon filing of Additional Articles of Arrangement, the cancellation of all Shares, including outstanding Common Shares, and the termination of all remaining Rights to receive Shares, if any.

(d) Dissolution

(i) The concurrent payments of (x) the Excess Amount, if any, to Vodafone International Holdings B.V. under the Framework Agreement as a reduction of the purchase price pursuant to the Share Purchase Agreement and (y) the Final Distribution;

(ii) following payment of the Excess Amount and the Final Distribution, and pursuant to an Ancillary Order to this effect, the dissolution of the Corporation, effective upon filing of Additional Articles of Arrangement.

4.2        Steps of the Arrangement

Except as expressly provided in this Plan or in the Approval Order, no step shall be conditional on another step having first been completed.

ARTICLE 5

ANCILLARY ORDERS

The Corporation will apply for Ancillary Orders in connection with the implementation of the Arrangement as they may be required, and notice of such applications will duly be given to the Director. Except as expressly provided hereunder, the Approval Order shall be sufficient authority and no Ancillary Order shall be required in support of the filing of Articles of Arrangement.

ARTICLE 6

SHAREHOLDERS RIGHTS
AND OTHER SECURITYHOLDERS RIGHTS

6.1        Approval

No step of the Arrangement, including the Liquidation, any of the Distributions, the consolidation and the cancellation of Shares, the seeking of Ancillary Orders or the filing of Articles of Arrangement will require approval by the Shareholders, in addition to that provided by the adoption of the Arrangement Resolution at the Special Meeting, and the board of directors or the Monitor, as the case may be, shall have full power and authority to implement the Arrangement or any step thereof, without further approval of the Shareholders.

6.2       Dissent

The Shareholders will have no dissent rights in connection with the Arrangement or any step thereof.

6.3        Distributions to Former Shareholders

The Former Shareholders will rank pari passu with each other in receiving their pro rata share of any Subsequent Distribution out of the Corporation's assets and the Final Distribution prior to dissolution.

6.4        Options

All outstanding Share Options shall vest upon Closing of the Transaction in accordance with the terms of the Stock Option Plan, such that the holders thereof shall be entitled to exercise their Share Options prior to the First Distribution and to fully participate in the Liquidation as holders of Common Shares.

6.5        RSU

All outstanding RSU shall vest upon Closing of the Transaction in accordance with the terms of the Restricted Share Unit Plan, such that Common Shares shall be issued in satisfaction of outstanding RSU in accordance with their respective terms and conditions, prior to the First Distribution, and such that the holders thereof be entitled to fully participate in the Liquidation as holders of Common Shares.

6.6        ESD

All sums due to the holders of the ESD including the principal and interests thereon and other moneys payable thereunder up to the maturity date (as defined in the indenture dated as of February 15, 1999, as amended on February 5, 2002 (the ''Indenture'')) shall, conditionally upon Closing of the Transaction, be fully paid or satisfied prior to the date of the First Distribution in accordance with the terms of the Indenture.

ARTICLE 7

COMMON SHARES CONSOLIDATION

The consolidation of the Common Shares, provided for in paragraph 4.1 will be implemented by the board of directors if the board of directors considers that such consolidation is required to allow the Common Shares to continue to be publicly traded. The terms and conditions of the consolidation, including the ratio of consolidation and the issuance or cancellation of fractional shares, with or without compensation, shall be as determined by the board of directors, in its discretion.

ARTICLE 8

AMENDMENT AND TERMINATION

8.1         Amendment

The Corporation may amend, modify and/or supplement this Plan at any time and from time to time provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and communicated to such persons as the Court may direct and, if made following the Special Meeting, in a written document approved by the Court and communicated to Shareholders in the manner, if any, required by the Court. Any amendment, modification or supplement to this Plan may be proposed by the Corporation at any time prior to or at the Special Meeting with or without any prior notice or communication and if so proposed and accepted by the Shareholders at the Special Meeting, shall become part of this Plan for all purposes. Any vote cast in favour of the Arrangement Resolution with respect to the Arrangement as submitted at the Special Meeting shall be a vote in favour of the Arrangement Resolution with respect to the Arrangement as so amended, modified or supplemented, and any proxy allowing the holder to vote in favour of the Arrangement Resolution shall entitle the holder to vote in favour of the Arrangement Resolution with respect to the Arrangement as so amended, modified or supplemented.

8.2         Termination

The Corporation may terminate this Plan at any time prior to Closing of the Transaction. If, by the date of termination, Articles of Arrangement have already been filed, the Corporation shall file Additional Articles of Arrangement providing that this Plan and the Arrangement shall cease having any further force and effect.

ARTICLE 9

SPECIFIED AMOUNT

An amount determined by the board of directors, and not to exceed the fair market value of each Common Share on the date of adoption of the Arrangement Resolution, will be specified in respect of each Common Share for purposes of subsection 191(4) of the Income Tax Act (Canada) in the Initial Articles of Arrangement to be filed with the Director following the adoption of the Arrangement Resolution. Other amounts may be specified by the Corporation in any Additional Articles of Arrangement to be filed with the Director in connection with the implementation of the Arrangement.

ARTICLE 10

BINDING EFFECT

Upon the granting of the Approval Order, the Arrangement shall be binding upon each of the Shareholders and the Corporation, subject to termination prior to the Closing of the Transaction, as set forth in paragraph 8.2. Initial Articles of Arrangement implementing the Arrangement shall be filed with the Director at the latest on the date of the Closing of the Transaction. Each step of the Arrangement subsequent to the Closing of the Transaction will take effect as of the date of its implementation by the Corporation or the Monitor, or as to the date of the subsequent Ancillary Order, when required, or as of the date appearing on the Certificate issued by the

Director upon the filing of Additional Articles of Arrangement, when required, implementing the relevant step of the Arrangement.

Nothing in this Article 10 or under this Plan shall restrict the Corporation (without prior approval of the Shareholders) from entering into one or more short-form amalgamation under section 184 of the CBCA, filing Articles of Amalgamation under section 185 of the CBCA and applying to the Director for the issuance of related Certificate of Amalgamation, under section 186 of the CBCA.

ARTICLE 11

NOTICES

Any notices or communication to be made or given hereunder shall be in writing. The person making or giving notices or communication shall make or give it directly or by any agent of such person authorized for that purpose by personal delivery, by prepaid mail or by telecopy addressed to the respective parties as follows:

(a)	if to the Corporation:

Telesystem International Wireless Inc.
1250 René-Lévesque West
38th Floor
Montreal, Québec
H3B 4W8 Canada
Facsimile: (514) 673-8470

Attention: General Counsel and Secretary
with a further copy to:

Fasken Martineau DuMoulin LLP
Stock Exchange Tower
Suite 3400, P.O. Box 242
800 Place Victoria
Montreal, Québec H4Z 1E9

Facsimile: (514) 397-7600

Attention: Me Alain Riendeau and Me Robert Paré

(b) if to a Shareholder:

to the last known address for such Shareholder as shown on the books maintained by the Transfer Agent.

APPENDIX ''G''

UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET

TELESYSTEM INTERNATIONAL WIRELESS INC.

As at December 31, 2004

TELESYSTEM INTERNATIONAL WIRELESS INC (''TIW'')

CONSOLIDATED PRO FORMA BALANCE SHEET
As at December 31, 2004
(Unaudited - See Compilation report)
(In thousands of U.S. dollars)
		Pro Forma Adjustments
		Oskar Holdings	Sale of	Wind Up	TIW
	TIW	Roll Up	ClearWave Group	of TIW Group	Pro Forma
	Notes 1 et 2	Note 2	Note 3	Note 4
ASSETS
Current assets
Cash and cash equivalents - TIW
Corporate Group	$74,974	$(6,715)	$3,488,754	$12,535	$3,569,548
Cash and cash equivalents - ClearWave
Group	169,284		(169,284)		-
Short term investments - Restricted	27,844		(27,844)		-
Trade debtors	111,922		(111,842)	(80)	-
Inventories	13,611		(13,611)		-
Prepaid expenses	13,724		(13,695)	(29)	-
Deferred income tax assets	624		(624)		-
Other current assets	3,179		(2,929)	(250)	-
Total current assets	$415,162	$(6,715)	$3,148,925	$12,176	$3,569,548
Property, plant and equipment	$1,161,861	$(85,988)	$(1,075,747)	$(126)	$-
Licenses	85,506		(85,506)		-
Subscriber Relationships	39,485	56,270	(95,755)		-
Goodwill	588,623	476,462	(1,065,085)		-
Deferred financing costs	38,331		(38,331)		-
Deferred income tax assets	9,107		(9,107)		-
Investments and other assets	2,634	(1,004)	(1,517)	(113)	-
Total Assets	$2,340,709	$439,025	$777,877	$11,937	$3,569,548

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$50,653		$(50,443)	$(210)	$-
Accrued liabilities	85,101	$(1,004)	(79,808)	(4,289)	-
Accrued dealers commissions	15,902		(15,902)		-
Accrued interest payable	23,925		(23,925)		-
Income and value added taxes payable	39,139		(39,139)		-
Deferred revenues	45,021		(45,021)		-
Amounts payable to non-controlling interests	3,198		(3,198)		-
Current portion of long-term debt	45,000		(45,000)		-
Total current liabilities	$307,939	$(1,004)	$(302,436)	$(4,499)	$-
Long-term debt	$1,102,060	$13,530	$(1,114,561)	$(1,029)	$-
Deferred income tax liabilities	14,036		(14,036)		-
Other non-current liabilities	22,952		(22,952)		-
Non-controlling interests	145,241	(88,672)	(56,569)		-
SHAREHOLDERS' EQUITY
Share capital	1,670,166	515,171	37,262	34,438	2,257,037
Additional paid-in-capital	256,345		3,653	(3,653)	256,345
Retained Earnings/(Deficit)	(1,188,358)		2,257,844	(13,320)	1,056,166
Cumulative translation adjustment	10,328		(10,328)		-
Total shareholders' equity	$748,481	$515,171	$2,288,431	$17,465	$3,569,548
	$2,340,709	$439,025	$777,877	$11,937	$3,569,548

The accompanying notes are an integral part of this consolidated pro forma balance sheet

NOTES TO CONSOLIDATED PRO FORMA BALANCE SHEET

1 - DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Company, either directly or indirectly, develops and operates wireless telecommunications networks. The Company currently has cellular operations in Romania and the Czech Republic.

As at December 31, 2004, the Company together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V. [''TIWC''], had a 99.99 % equity interest and a 99.99 % voting interest in ClearWave N.V., [''ClearWave'']. As at December 31, 2004, ClearWave owned 100 % of the equity and voting rights of MobiFon Holdings B.V. [''MobiFon Holdings''], which owned 79.0 % of the equity and voting rights of MobiFon S.A., [''MobiFon'']. ClearWave also owned 27.1 % and 52.7 % of the equity and voting rights, respectively, of Oskar Holdings N.V. [''Oskar Holdings''] which indirectly owned 99.87 % of the equity and voting rights of Oskar Mobil a.s., [''Oskar Mobil'']. On January 12, 2005, the Company increased its equity interest in Oskar Holdings to 100% [See Note 2].

This unaudited consolidated pro forma balance sheet as at December 31, 2004 gives effect to the following transactions based on the assumptions described below as if they had occurred on December 31, 2004: the Company's acquisition of 72.9 % of Oskar Holdings in January 2005 [See Note 2], the sale of the Company's interest in ClearWave together with its subsidiaries [the ''ClearWave Group''] pursuant to definitive agreements entered into on March 15, 2005 with Vodafone International Holdings B.V. [See Note 3], and the subsequent repatriation of the proceeds of disposition to the Company and the termination of activities of the Company and its remaining subsidiaries [the ''TIW Corporate Group''] after the sale of ClearWave. [See Note 4]. The ClearWave Group excludes the Company's wholly owned subsidiary Telesystem International Wireless Services Inc., which was sold by ClearWave subsequent to year-end to the TIW Group for a nominal value.

The unaudited consolidated pro forma balance sheet represents management's best estimate of the effects of the above transactions and are presented for illustrative purposes and do not purport to be indicative of the financial position that would have actually been attained had such transactions been consummated as of December 31, 2004. This unaudited consolidated pro forma balance sheet includes historical financial information derived from the Company's audited consolidated balance sheet as at December 31, 2004 which has been prepared in accordance with accounting principles generally accepted in Canada [Canadian GAAP]. There are no material differences in the pro forma total assets and pro forma total shareholders' equity between Canadian GAAP and accounting principles generally accepted in the United States. This unaudited consolidated pro forma balance sheet should be read in conjunction with the Company's audited consolidated financial statements. A consolidated pro forma income statement was not presented as it was determined to not provide any additional meaningful information to the reader as subsequent to the above transactions, the Company will no longer have any operating assets and the gains and losses related to such transactions are described in notes 3 and 4 below.

2 - ACQUISITION OF NON-CONTROLLING INTERESTS IN OSKAR HOLDINGS

In November 2004, the Company entered into an agreement in principal to acquire from non-controlling shareholders 72.9 % of Oskar Holdings in exchange for the issuance of 46.0 million common shares of the Company's treasury stock having an aggregate value of $515.2 million and expenses of $6.7 million, of which $1.0 million was accrued for as at December 31, 2004. The closing of the transaction occurred on January 12, 2005 and the Company increased its indirect ownership in Oskar Holdings and Oskar Mobil to 100.0 % and 99.87%, respectively. The pro forma adjustments reflect the allocation of the $433.2 million excess of the aggregate purchase price of $521.9 million over the carrying value of the net assets acquired of $88.7 million. This excess was preliminarily allocated to subscriber relationships in the amount of $56.3 million, a network decrement of $86.0 million, a fair value long term debt increment of $13.5 million and an allocation of $476.5 million to goodwill. Although this is a preliminary purchase price allocation, any changes to the allocation would not have an effect on the TIW Pro forma column of the unaudited consolidated pro forma balance sheet.

3 - SALE OF CLEARWAVE TO VODAFONE

On March 15, 2005, the Company entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc (''Vodafone'') for the sale of all of its interest in

ClearWave for a cash consideration of approximately $3.5 billion. The aggregate price to be paid by Vodafone for the Company's interest in ClearWave is equal to the sum of approximately (i) $3,472 million and (ii) up to $54 million, representing certain transaction and liquidation costs of TIW Corporate Group (both (i) and (ii) subject to certain adjustments). These pro forma adjustments reflect the following:

  the receipt by the Company's subsidiary of the expected proceeds of $3,509.8 million, based upon an estimated 223.1 million fully diluted number of shares outstanding including any options and restricted share units which will vest upon the closing of the sale, and which includes $37.5 million of contingent consideration which is a function of estimated transaction and liquidation costs. Of the estimated transaction and liquidation costs of $37.5 million, $21.0 million consisting of estimated transaction costs are expected to be incurred upon closing resulting in a TIW Corporate Group net cash adjustment of $3,488.6 million. The estimated transaction costs and liquidation costs reflect management's best estimate of such items and actual costs may differ in which event the expected proceeds may change as a result of changes in the contingent consideration up to a maximum of $54.0 million. For purposes of this pro forma adjustment, no interest income is assumed to accrue on the proceeds of disposition as it is assumed to occur on December 31, 2004.

  the disposition of the ClearWave Group's assets and liabilities prepared in accordance with Canadian GAAP the realization of a gain on disposition of the Company's interest in ClearWave of approximately $2,298.8 million being the difference between the aggregate net proceeds of $3,488.8 million and the carrying value of the Company's investment in ClearWave

  As a result of the accelerated vesting of all outstanding stock options and all Restricted Share Units (''RSU'') under the Company's RSU and stock option plans, the Company will record a stock based compensation expense of approximately $40.9 million and will credit additional paid-in-capital for an amount of approximately $3.7 million relating to the portion of the expense related to stock options and will credit share capital for an amount of approximately $37.3 million for the portion of the expense relating to RSUs which upon vesting will be exchanged for common stock from the Company's treasury.

4 - THE REPATRIATION AND WIND-UP OF THE TIW CORPORATE GROUP

These pro forma unaudited balance sheet adjustments represent the activities of the TIW Corporate Group after the closing of the sale to Vodafone and immediately before the distribution of the proceeds to shareholders. Specifically, the adjustment reflects the following items:

  The exercise of all of the outstanding in-the-money stock options consisting of 4,816,267 options for aggregate cash proceeds of $30.8 million. The assumed exercise of these stock options will result in a reclassification of $3.7 million from additional paid-in-capital to share capital.

  The incurrence of approximately $17.2 million in estimated costs consisting of $0.7 million from December 31, 2004 to closing of the sale and $16.5 million in post-closing costs related to the repatriation of funds, including approximately $1.5 million in foreign taxes, the liquidation of the Company's remaining subsidiaries and costs related to a court supervised plan of arrangement under which the TIW Corporate Group net assets, consisting entirely of cash and cash equivalents, will be distributed to shareholders and TIW will be liquidated. As mentioned above, the estimated costs post closing reflect management's best estimate of such costs and actual costs may differ. Furthermore, no additional liabilities are assumed to arise from the claims process which the Company will undertake in connection with the court supervised plan of arrangement. To the extent such estimates change, it may result in an increase to the contingent consideration described in Note 3 but there are no assurances that changes will result in a corresponding increase as such contingent consideration is only available under certain conditions.

In addition, the Company is taxable in Canada and its tax attributes and tax accounts are established in Canadian dollars while the sale price for its indirect interest in ClearWave is set in U.S. dollars. Using the current rate of exchange between the Canadian dollar and the U.S. dollar, the Company believes its tax attributes and tax accounts are such that the sale and repatriation of the proceeds to Canada will not result in the payment of

Canadian corporate income taxes. As the Canadian dollar depreciates against the U.S. dollars, the Canadian dollar equivalent of the taxable benefits realized by the Company upon completion of the transaction and repatriation of the proceeds will increase and may result in the incurrence of Canadian income taxes.

The Company has used its best judgment in determining each of the Company's and its remaining subsidiaries' tax attributes and tax accounts and estimated tax liabilities. As those determinations may be subject to interpretation of the law, there can be no assurance that the taxation authorities or the courts of the different jurisdictions in which the Company and its remaining subsidiaries operate will agree with its evaluation of taxes payable. Accordingly, the actual tax liabilities incurred in connection with the transactions contemplated by the plan of arrangement may be substantially higher than the Company's current estimates.

  The adjustment also reflects the recognition of a loss related to the post December 31, 2004 activities equal to $13.3 million being equal to the estimated aggregate expenses plus the write-off of the TIW Corporate Group fixed assets and other deferred costs less the net working capital of the TIW Corporate Group as at December 31, 2004.

  The use of approximately $1.1 million in connection with the repayment of the Company's equity subordinated debentures and related interest.

APPENDIX ''H''

Dated 18 April 2005

TELESYSTEM INTERNATIONAL WIRELESS INC.

and

VODAFONE INTERNATIONAL HOLDINGS B.V.

AMENDED AND RESTATED FRAMEWORK AGREEMENT
relating to ClearWave N.V.

Linklaters
One Silk Street
London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222

Ref: Iain Fenn/Hugo Stolkin

Framework Agreement

This Agreement is made on 18 April 2005 between:

(1) Telesystem International Wireless Inc. a corporation incorporated under the Canada Business Corporations Act whose head office is at 1250 René-Levesque Boulevard, 38th Floor, Montreal, Canada H3B 4W8 (''TIW''); and

(2) Vodafone International Holdings B.V. a company incorporated under the laws of The Netherlands, having its registered office at Rivium Quadrant 173-177, 15th Floor, 2909 LC Capelle aan den IJssel, The Netherlands and with its official seat in Rotterdam (''Vodafone'').

Whereas:

(A) TIW has agreed to sell (or to procure the sale of) the Shares (as defined below) and to assume the obligations imposed on TIW under the Share Purchase Agreement.

(B) Vodafone has agreed to purchase the Shares and to assume the obligations imposed on Vodafone under the Share Purchase Agreement.

(C) TIW and Vodafone have agreed certain matters relating to the sale of the Shares, to the distribution by TIW of the sale proceeds to TIW shareholders and other ancillary arrangements. They entered into the Framework Agreement on 15 March 2005 to record those terms agreed between them.

(D) TIW and Vodafone have now agreed to make certain amendments to the Framework Agreement and to restate it in the manner and on the terms set out in this amended and restated Framework Agreement.

It is agreed as follows:

1         Interpretation

1.1     Definitions In this Agreement:

'' Accounts Date'' has the meaning given in the Share Purchase Agreement;

''Acquisition Proposal'' means any offer or proposal relating to: (a) a merger, amalgamation, statutory arrangement, recapitalisation, reorganisation, share exchange, consolidation, business combination, liquidation, dissolution or similar transaction involving TIW (which, where applicable, would result in the transfer of an equity interest representing greater than 20% of the voting securities of TIW, MobiFon or Oskar or of the assets of MobiFon and/or Oskar representing 20% or more of the consolidated net assets of TIW as set out in TIW's latest audited consolidated financial statements); (b) any purchase of an equity interest representing greater than 20% of the voting securities of TIW, Oskar or MobiFon (save that any offer or proposal relating to Vodafone's equity interest in MobiFon shall not constitute an Acquisition Proposal); or (c) any purchase (or lease or other arrangement having the same economic effect as a purchase) of assets of MobiFon and/or Oskar representing 20% or more of the consolidated net assets of TIW as set out in TIW's latest audited consolidated financial statements (in each case (i) whether directly or indirectly (ii) whether in one or more transactions and (iii) other than the Transaction);

''Agreed Terms'' means, in relation to a document, such document in the terms agreed or to be agreed between TIW and Vodafone with such alterations as may be agreed in writing between TIW and Vodafone from time to time;

''Announcement'' means the press announcement of the Transaction proposed to be released by TIW on or about 15 March 2005, substantially in the Agreed Terms;

''Approval Orders'' means the final orders of the Court approving the Arrangement, as contemplated by Clause 8, and includes the Share Purchase Order and the other orders of the Court approving and giving effect to the successive steps of the Plan of Arrangement pursuant to individual plans of arrangement as such orders may be amended or varied at any time prior to the Effective Date or, if appealed, then (unless such appeal is withdrawn or denied), as affirmed or as amended on appeal;

''Arrangement'' means the arrangement involving TIW under the provisions of Section 192 of the CBCA, resulting, inter alia, in the acquisition by Vodafone of the Shares, subject to any amendments or variations thereto made in accordance with Clause 8 hereof or made at the direction of the Court;

''Arrangement Costs'' means the costs of the Arrangement payable by Vodafone in accordance with Clause 6;

''Arrangement Resolution'' means the special resolution of the TIW Shareholders relating to their approval of the Arrangement, to be substantially in a form approved by TIW and Vodafone, acting reasonably;

''Articles of Arrangement'' means the articles of arrangement of TIW in respect of the Arrangement, to be filed with the Director after all Approval Orders are made;

''Base Price'' means the amount payable pursuant to Clause 3.1.1 of the Share Purchase Agreement plus the Intercompany Loan Amount (as defined in the Share Purchase Agreement);

''Budget'' means the TIW Group budget for the financial year ending 31 December 2005 in the Agreed Terms;

'' Business Day'' has the meaning given in the Share Purchase Agreement;

'' CA$'' and ''Canadian cents'' mean the lawful currency of Canada;

'' CBCA'' means the Canada Business Corporations Act, as amended;

''Certificate'' means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Section 192(7) of the CBCA after the Articles of Arrangement have been filed;

''Circular'' means the notice of the TIW Shareholders Meeting and the accompanying management proxy circular to be sent by TIW to TIW Shareholders convening the TIW Shareholders Meeting, including the exhibits thereto, as amended, supplemented or otherwise modified;

'' Closing'' has the meaning given in the Share Purchase Agreement;

'' Closing Date'' has the meaning given in the Share Purchase Agreement;

'' Company'' has the meaning given in the Share Purchase Agreement;

''Connected Persons'' means, in respect of any company, any of its subsidiaries and any of the officers, directors, senior employees, agents and Representatives of it or its subsidiaries;

'' Court'' means the Superior Court, District of Montréal, Province of Québec, Canada;

'' Director'' means the Director appointed pursuant to Section 260 of the CBCA;

'' Disclosure Letter'' has the meaning given in the Share Purchase Agreement;

'' Dissent Rights'' means the rights of dissent in respect of the Arrangement;

''Distribution'' means payment of any dividend or other distribution by any member of the TIW Group to TIW Shareholders;

'' Draft Net Cash Statement'' has the meaning given to it in Clause 7.1;

'' Effective Date'' means the date shown on the Certificate;

'' Escrow Agreement'' has the meaning given in the Share Purchase Agreement;

''Estimated Net Cash'' means US$66,483,000, being the parties' estimate, as at 15 March 2005, of the Net Cash;

''Estimated Net Cash Schedule'' means the schedule in the Agreed Terms containing TIW's estimate of the consolidated net cash of the TIW Group (excluding the Group) at the dates set out in it;

'' Group'' has the meaning given in the Share Purchase Agreement;

'' Group Companies'' has the meaning given in the Share Purchase Agreement;

''Interim Order'' means an order of the Court, as the same may be amended, containing declarations and directions in respect of the notice to be given relating to, and the conduct of, the Meeting with respect to the Arrangement, as contemplated by Clause 8.1;

''Investment Income'' means income earned by the TIW Group from investment of all of its cash resources after Closing;

'' Losses'' has the meaning given in the Share Purchase Agreement;

'' Market Sale'' has the meaning given in Clause 6.5;

''Market Sale Business Day'' means a day which is not a Saturday, a Sunday or a public holiday in the United States or Canada;

'' MobiFon'' has the meaning given in the Share Purchase Agreement;

''Net Cash'' means the amount of consolidated net cash of the TIW Group (excluding the Group) as set out in the Net Cash Statement;

'' Net Cash Adjustment'' means the difference (if any) between Net Cash and Estimated Net Cash;

''Net Cash Statement'' means the statement to be prepared by TIW in accordance with Clause 7 and Schedule 1;

'' Non-Disclosure Agreement'' has the meaning given in the Share Purchase Agreement;

'' Option Adjustment'' has the meaning given in Clause 8.9;

'' Oskar'' has the meaning given in the Share Purchase Agreement;

''Plan of Arrangement'' means, in relation to the Arrangement, the plan of arrangement for the TIW Group to be implemented in accordance with Clause 8. The Plan of Arrangement will be implemented pursuant to individual plans of arrangement authorising the successive steps of the Plan of Arrangement as approved by Approval Orders;

''Price'' means the total price to be paid by Vodafone to TIW under the Share Purchase Agreement, being the aggregate of the Base Price (as adjusted for the Net Cash Adjustment and/or the Option Adjustment) and the Arrangement Costs;

''Recommendation'' means the recommendation, in the Agreed Terms and to be contained in the Announcement, of the TIW Board that TIW Shareholders vote in favour of the Transaction;

''Reporting Accountants'' means PricewaterhouseCoopers LLP or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, a firm of accountants to be agreed by TIW and Vodafone within seven days of a notice by one to the other requiring such agreement or failing such agreement to be nominated on the application of either of them by or on behalf of The Institute of Chartered Accountants in England and Wales;

''Representatives'' means, in respect of any company, any representative of it or its subsidiaries including any financial adviser, lawyer or accountant retained by it or any of its subsidiaries;

''Restricted Share Units'' means the restricted share units issued by TIW, each convertible into one TIW Share and ''Restricted Share Unit'' means any one of them;

''Share Purchase Agreement'' means the agreement dated 15 March 2005 between TIW and Vodafone for the sale and purchase of the Shares;

''Share Purchase Order'' means the final order of the Court approving, inter alia, the Share Purchase Agreement, as such order may be amended or varied at any time prior to the Closing Date or, if appealed, then (unless such appeal is withdrawn or denied) as affirmed or as amended on appeal;

'' Shares'' has the meaning given in the Share Purchase Agreement;

''Share Options'' means the options to purchase TIW Shares issued pursuant to the TIW Share Option Plan and ''Share Option'' means any one of them;

'' Subsidiaries'' has the meaning given in the Share Purchase Agreement;

''Superior Proposal'' is an Acquisition Proposal that, if accepted by the TIW Board, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal (including conditions to consummation and the likelihood of obtaining financing for its consummation) and, if consummated, would result in a transaction more favourable than the Transaction contemplated by this Agreement (taking into account any amendments made to this Agreement and/or the Share Purchase Agreement by the parties, pursuant to Clause 3.5 or otherwise, after Vodafone has received notice of the Acquisition Proposal) to TIW's Shareholders in the opinion of the TIW Board in compliance with their fiduciary duties under applicable law. For the purposes of this definition of Superior Proposal, the term Acquisition Proposal shall have the meaning given in this Clause 1 except that the reference to 20% shall be to 50%;

'' Target Return'' means an amount in CA$, rounded to four decimal places, equal to US$16 per TIW

Share as calculated by reference to the volume weighted average rate which the TIW Group shall achieve in completing the Market Sale;

references to ''Taxation'' comprise:

(i)         all forms of taxation (other than deferred (or future income) tax) and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies, in each case whether of The Netherlands, the Czech Republic, Romania or elsewhere in the world whenever imposed and whether chargeable directly or primarily against or attributable directly or primarily to a Group Company or any other person; and

(ii)         all penalties and interest relating to any matter within (i) above (save to the extent such penalties or interest are attributable to unreasonable delay by Vodafone/any member of Vodafone Group after Closing or to the failure of Vodafone to comply with its obligations under this Agreement);

''Tax Authority'' means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

'' Termination Fee'' has the meaning given to it in Clause 2.1;

''TIW Accounts'' means the unaudited consolidated accounts of TIW for the period ended on the Accounts Date;

'' TIW Board'' means the board of directors of TIW;

''TIW Group'' means TIW and its subsidiaries from time to time (including, up to Closing, the Group Companies but excluding, with effect from Closing, the Group Companies);

'' TIW Group Company'' means any member of the TIW Group;

''TIW Shareholder Approval'' means approval by TIW Shareholders of the Arrangement, as required pursuant to Clause 4.1.1 of the Share Purchase Agreement;

'' TIW Shareholders'' means the holders of TIW Shares;

''TIW Shareholders Meeting'' or ''Meeting'' means the special meeting of the TIW Shareholders convened for the purpose of considering and approving the Arrangement;

''TIW Shares'' means all of the common shares in the share capital of TIW and ''TIW Share'' means any one of them;

'' TIW Share Option Plan'' means the TIW Employees and Directors Share Option Plan;

'' TIW Warranties'' means the warranties given by TIW pursuant to Clause 10 and Schedule 2 and

'' TIW Warranty'' means any one of them;

'' Transaction'' has the meaning given in the Share Purchase Agreement;

'' US$'' means the lawful currency of the United States;

'' US GAAP'' has the meaning given in the Share Purchase Agreement;

''VAT'' means, within the European Union, such Tax as may be levied in accordance with (but subject to derogations from) the Directive 77/338/EEC and, outside the European Union, any Taxation levied by reference to added value or sales;

'' Vodafone Group'' means Vodafone Group Plc and its subsidiaries from time to time; and

'' Vodafone Group Company'' means any member of the Vodafone Group.

1.2        Singular, Plural, Gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.3        References to Persons and Companies

References to:

1.3.1         a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.3.2         a company include any company, corporation or any body corporate, wherever incorporated.

1.4        References to Subsidiaries and Holding Companies

A company is a ''subsidiary'' of another company (its ''holding company'') if that other company, directly or indirectly, through one or more subsidiaries:

1.4.1         holds a majority of the voting rights in it;

1.4.2         is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

1.4.3         is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

1.4.4         has the right to exercise a dominant influence over it, for example by having the right to give directions with respect to its operating and financial policies, with which directions its directors are obliged to comply.

1.5        Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.6        Legal Terms

References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.7        Currency Conversion

Subject to Clause 6.5, any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date. For the purposes of this Clause:

''Conversion Rate'' means the close spot mid-trade composite (London) rate for a transaction between the two currencies in question as quoted on Bloomberg on the date immediately preceding the Relevant Date or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted.

If no such rate is quoted by Bloomberg at all, then the ''Conversion Rate'' shall be the rate for the Relevant Date agreed between the parties for that purpose or, failing agreement, calculated in accordance with the methodology used by TIW described in its Form 20-F for the year ended 31 December 2003; and

''Relevant Date'' means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made.

2         Termination Fee

2.1       In any of the circumstances set out in Clause 2.2, Vodafone shall be entitled to terminate this Agreement and TIW shall pay to Vodafone an amount of US$110,000,000 (the ''Termination Fee'').

2.2       The circumstances referred to in Clause 2.1 are:

2.2.1         the Recommendation is withdrawn or adversely qualified or modified by the TIW Board, whether or not permitted by the terms of this Agreement, other than in circumstances where Vodafone subsequently amends the terms of this Agreement in accordance with Clause 3.5 of this Agreement and the Recommendation is reaffirmed by the TIW Board;

2.2.2         the TIW Shareholders Meeting shall not have been held or the vote of the TIW Shareholders on the Arrangement Resolution shall not have been taken by the date specified in Clause 8.1.1(i) of the Share Purchase Agreement and that meeting not having been held or vote not having been taken as a consequence directly or indirectly of any breach by TIW of Clause 8 hereof;

2.2.3         an Acquisition Proposal is publicly announced and not withdrawn before the TIW Shareholders Meeting and the TIW Board shall have failed to reaffirm the Recommendation, without adverse qualification or modification, by the earlier of five Business Days after that announcement and the date of the TIW Shareholders Meeting;

2.2.4         the TIW Board shall have recommended that TIW Shareholders deposit their TIW Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal;

2.2.5         any member of the TIW Group shall have entered into an agreement with any person to further or to implement an Acquisition Proposal before completion of the Transaction pursuant to this Agreement; or

2.2.6         if, at any time after 15 March 2005 and within six months after this Agreement terminates or lapses, other than in circumstances where a Termination Fee is paid by TIW to Vodafone pursuant to any other provision of this Clause 2.2, an Acquisition Proposal is announced and at any time after that TIW (or its shareholders), MobiFon or Oskar or one or more of their affiliates completes that Acquisition Proposal (save that the payment made pursuant to this Clause 2.2.6 shall be the Termination Fee less any damages paid by TIW to Vodafone under Clause 5).

2.3        Following termination of this Agreement in accordance with Clause 2.1, the Termination Fee shall become payable within three Business Days after demand by Vodafone, provided that such demand shall clearly set out in which of the circumstances set out in Clause 2.2 of this Agreement it has been terminated.

2.4        For the avoidance of doubt, TIW shall not be liable to make more than one payment pursuant to this Clause 2.

2.5        The parties acknowledge that payment of any amount pursuant to this Clause 2 shall be considered to be a genuine pre-estimate of Vodafone' liquidated damages to compensate Vodafone for its direct and indirect costs of negotiating with TIW and settling this Agreement, and is not considered a penalty.

2.6         On payment in full by TIW of the Termination Fee, this Agreement shall lapse, and neither party shall have any further liability to the other pursuant to this Agreement, save that Clauses 1, 12 and 13.13 shall continue in force.

3            Non-Solicitation etc.

3.1       TIW agrees that, for the period of time commencing on 15 March 2005 and ending on the date of termination of this Agreement, subject to the remaining provisions of this Clause 3, it shall not and shall procure that its Connected Persons shall not, directly or indirectly:

3.1.1         initiate, solicit or encourage or facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal;

3.1.2         engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal (other than Vodafone and the Connected Persons of Vodafone and TIW or as contemplated by this Agreement);

3.1.3         consummate or enter into any agreement to consummate any Acquisition Proposal; or

3.1.4         otherwise encourage or facilitate any effort or attempt to make or implement an Acquisition Proposal.

3.2        Nothing contained in Clause 3.1 or Clause 3.4 shall prevent TIW or the TIW Board from:

3.2.1         complying with its disclosure obligations under Section 73 and Section 134 and following of the Securities Act (Québec) and other applicable laws or regulations; and

3.2.2         at any time prior to, but not after, the filing of the Articles of Arrangement: (i) providing information in response to a request for it by a person who has made an unsolicited bona fide written Acquisition Proposal after 15 March 2005, if the TIW Board receives from that person an executed confidentiality agreement on terms substantially similar to the Non-Disclosure Agreement between TIW and Vodafone; (ii) engaging in any negotiations or discussions in relation to an Acquisition Proposal with such a person as is described in sub-Clause 3.2.2(i) or (iii) recommending such an Acquisition Proposal to the shareholders of TIW, if and only to the extent that, in each such case referred to in sub-Clause (i), (ii) or (iii) above, the TIW Board determines in good faith, after consultation with outside legal counsel and its financial adviser, that such Acquisition Proposal constitutes or, in the case of (i) or (ii), is likely to constitute a Superior Proposal.

3.3         TIW shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted prior to 15 March 2005 with respect to any Acquisition Proposal. TIW shall promptly inform the individuals or entities referred to in the previous sentence of its obligations undertaken in this Clause 3.

3.4        TIW shall not, accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal and the TIW Board shall not withdraw, modify or amend, in a manner adverse to Vodafone in the event of an Acquisition Proposal being made, its recommendation that TIW Shareholders vote in favour of the Arrangement unless the TIW Board shall have determined that the Acquisition Proposal constitutes a Superior Proposal in accordance with Clause 3.2 and unless it has provided Vodafone with notice, such notice to be made promptly in writing: (i) of the existence of a Superior Proposal together with documentation detailing in all material respects the Superior Proposal including a true and final copy of the agreement relating to the Superior Proposal and indicating the identity of the person making such Superior Proposal; and (ii) that TIW is proposing itself to accept, approve, recommend or enter into an agreement relating to such Superior Proposal. The above-referred notice has to be provided at least three Business Days prior to the date on which the TIW Board proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal.

3.5        During the period of three Business Days commencing on the date on which the notice referred to in Clause 3.4 is given by TIW, TIW acknowledges that Vodafone shall have the opportunity, but not the obligation, to offer to amend the terms of the Transaction. The TIW Board shall review any amendment proposed by Vodafone to the terms of the Transaction in good faith in order to determine, in its absolute discretion in the exercise of its fiduciary duties, whether Vodafone's amendment to the terms of the Transaction (upon acceptance by TIW) would result in the Acquisition Proposal not being a Superior Proposal. If the TIW Board so determines, TIW shall enter into an amendment to this Agreement and/or to the Share Purchase Agreement with Vodafone reflecting Vodafone's amended proposal.

3.6         TIW shall promptly request each person that has prior to 15 March 2005 executed a confidentiality agreement in connection with its consideration of a transaction (that could reasonably be considered to be an Acquisition Proposal) with TIW to return all confidential information furnished prior to 15 March 2005 to or for the benefit of such person by or on behalf of it or any of its Subsidiaries. TIW shall enforce, and shall not release any third party from or waive any provision of, any confidentiality agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal.

3.7          For the purposes of this Clause 3, ''person'' includes any ''group'' as defined by Section 13(d) of The Securities Exchange Act of 1934.

4             Standstill Period

4.1         Subject to Clause 4.2 below, during the period commencing on 15 March 2005 and terminating on the Closing Date (the ''Standstill Period''), without the prior express written consent of the TIW Board, none of Vodafone, any Vodafone Group Company or any person acting jointly or in concert with Vodafone or any Vodafone Group Company shall: (a) in any manner acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, any bank or other senior debt, warrants, shares or other securities of TIW Group; (b) propose or offer to enter into, directly or indirectly, any merger or business combination involving TIW (other than the Transaction); (c) directly or indirectly solicit, or participate or join with any other person in the solicitation of, any proxies to vote, or to seek to advise or to influence any person with respect to the voting of, any bank or other senior debt, warrants, shares or other securities of TIW; (d) otherwise act, alone or in concert with others to seek to control the management, board of directors or policies of TIW or to influence any bank or other senior lender or any holder of shares, warrants, debt or other securities of TIW; or (e) advise, assist or encourage any other person in connection with any of the foregoing, including without limitation by providing financing for such purpose.

4.2         Notwithstanding the foregoing, Vodafone or a Vodafone Group Company shall be entitled to:

4.2.1         make an offer to acquire TIW Shares without seeking consent of the TIW Board if any person (other than the persons who are to be so restricted):

(i)         publicly announces that it has acquired or intends to acquire, together with its affiliates, beneficial ownership of or power to exercise control or direction over TIW Shares carrying 10% or more of the votes ordinarily exercisable at general meetings of TIW; or

(ii)         who, together with its affiliates, already holds 10% or more of the votes ordinarily exercisable at general meetings of TIW, publicly announces that it has acquired, together with its affiliates, beneficial ownership of or power to exercise control or direction over additional shares carrying more than 2% of the votes ordinarily exercisable at general meetings of TIW; or

(iii)         has launched a bona fide offer for TIW Shares or has announced an intention to make such an offer which could result in such person becoming interested in shares carrying one third or more of the votes ordinarily exercisable at general meetings of TIW; or

(iv)         has made a bona fide offer for shares of MobiFon or Oskar or has announced an intention to make such an offer or makes such an offer which could result in such person becoming interested in shares carrying one third or more of the votes ordinarily exercisable at general meetings of MobiFon or Oskar, unless the offer is not recommended and TIW confirms in writing to Vodafone within five Business Days of the offer or the announcement of the offer that it does not intend to accept such offer; and/or

4.2.2         acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly warrants, shares or other securities of TIW so long as such warrants, shares or other securities do not give Vodafone beneficial ownership of or power to exercise control or direction over TIW Shares carrying 10% or more of the votes ordinarily exercisable at general meetings of TIW.

4.3         Neither Vodafone nor any other Vodafone Group Company shall frustrate or oppose, whether by voting against or failing to tender into or otherwise, a Superior Proposal for TIW Group with any TIW Shares held by Vodafone or a Vodafone Group Company. The restriction in the foregoing sentence shall not apply to TIW Shares acquired, directly or indirectly, after a Superior Proposal is made.

4.4         For the avoidance of doubt, nothing herein shall be deemed to impact the ability of any Vodafone Group Company from exercising any right granted to it by virtue of the Contract of Association among the shareholders of MobiFon or the Co-operation Agreement between a subsidiary of Vodafone and a subsidiary of TIW with respect to MobiFon.

5             Termination and Breach

5.1         Without prejudice to Clause 2 and subject to Clause 5.2, either party shall be entitled to terminate this Agreement in either of the circumstances set out below:

5.1.1         if the other party is in breach of any of its undertakings in this Agreement the effect of which is material in the context of the Transaction; or

5.1.2         if the other party is in breach of any warranty under this Agreement, or would be if the relevant warranty under this Agreement were repeated at the time of the breach, in any such case the effect of which is material in the context of the Transaction.

5.2

5.2.1         TIW and Vodafone may not exercise any right to terminate this Agreement pursuant to Clause 5.1 (in either case referred to as the ''Terminating Party'' and the other party referred to as the ''Other Party'' in this Clause) except in accordance with the provisions of this Clause 5.2.

5.2.2         In the event that a Terminating Party intends to exercise its rights to terminate this Agreement pursuant to Clause 5.1, the Terminating Party shall deliver a written notice to the Other Party (in accordance with Clause 13.10 (Notice)) specifying in reasonable detail all the alleged breaches of, or non-compliance with, the provisions of this Agreement, which the Terminating Party seeks to rely upon (a ''Notice of Intent'').

5.2.3         Within five Business Days of receipt of a Notice of Intent complying with Clause 5.2.2, the Other Party shall deliver a written notice to the Terminating Party setting out whether, in the opinion of the Other Party, the alleged breaches or non-compliance with the provisions of the Agreement are capable of being cured and, if so, the Other Party shall make proposals to the Terminating Party in relation to curing such matters and use all reasonable endeavours to cure such matters (a ''Response'').

5.2.4         In the event that either:

(i)         the Terminating Party (acting reasonably) is not satisfied with the Other Party's proposals in relation to curing such matters and the matters alleged by the Terminating Party in the Notice of Intent have not been cured or substantially cured by the Other Party within a period of 20 Business Days (commencing on the date of delivery of Notice of Intent in accordance with Clause 5.2.2); or

(ii) the parties agree, or it is judicially determined, that any of the alleged breaches of, or non-compliance with, this Agreement alleged in the Notice of Intent are not capable of being cured, Warranty;

the Terminating Party shall be entitled to serve a written notice (a ''Termination Notice'') on the Other Party (in accordance with Clause 13.10 (Notice)), terminating this Agreement with immediate effect, save that Clauses 1 (Interpretation), 12 (Confidentiality) and 13.13 (Governing Law and Submission to Jurisdiction) shall continue in force.

5.3         If Vodafone terminates this Agreement and the Termination Fee is paid to it pursuant to Clause 2, Vodafone shall not be entitled to any other rights or remedies pursuant to this Agreement or otherwise, including the right to claim damages.

5.4         Without prejudice to Clause 5.3, if this Agreement is terminated by the Terminating Party pursuant to Clause 5.1, neither party shall have any claim against the other under this Agreement following that termination save for any claim:

5.4.1         for fraud;

5.4.2         by Vodafone for breach of a TIW Warranty to the extent that

(i)         the TIW Warranty was given fraudulently; or

(ii)         any person listed in Schedule 6 was aware that the TIW Warranty in question was untrue or incorrect in any material respect when made; or

5.4.3         by the Terminating Party for breach by the Other Party of its obligations pursuant to this Agreement, other than in the case of termination by Vodafone for any breach of a TIW Warranty;

and, in the case of any claim pursuant to Clauses 5.4.2 or 5.4.3, only if it gave rise to the right of the Terminating Party to terminate this Agreement in accordance with Clause 5.1.

If this Agreement is terminated, neither party may make any claim for breach of this Agreement more than six months after termination.

5.5         If Closing occurs:

5.5.1         neither party shall be liable after Closing for any breach of warranty in (as applicable) Schedule 2 or Schedule 3; and

5.5.2         Vodafone may not make any claim for breach of this Agreement more than 30 days after Closing.

5.6         The maximum aggregate liability of TIW for any claim by Vodafone for breach of this Agreement and the Share Purchase Agreement shall, save in the case of fraud, be US$110,000,000.

5.7         This Agreement shall lapse on termination of the Share Purchase Agreement in accordance with its terms.

5.8         Notwithstanding anything to the contrary in this Agreement, no right to terminate this Agreement or right to compensation or other remedy shall be available to either party pursuant to this Agreement regarding such facts or circumstances that result from or arise from the exercise of any right of veto or the giving or withholding of any consent or any approval, in each case, by or on behalf of any Vodafone Group Company in relation to the Contract of Association between the shareholders of MobiFon or the Co operation Agreement with respect to MobiFon.

6             Arrangement Costs and the Market Sale

6.1         Payment by Vodafone of Arrangement Costs

As part of the Price for the Shares, Vodafone shall pay to TIW up to US$46 million (inclusive of any VAT) in respect of Arrangement Costs in accordance with the terms of this Clause 6.

6.2         Scope of Arrangement Costs

The Arrangement Costs shall consist of the following items:

6.2.1         certain wind-up costs connected with the Plan of Arrangement, as described in Schedule 4 (the ''Wind-up Costs'')

6.2.2         certain fees and expenses of TIW's advisers in connection with the Transaction, as set out in Schedule 5 (the ''Advisers' Fees and Expenses''); and

6.2.3         such other costs, expenses and liabilities as may become payable by any member of the TIW Group (''Unidentified Costs'').

The Arrangement Costs include the Wind-up Costs and Advisers' Fees and Expenses paid on or after 15 March 2005 and whether before or after Closing. Arrangement Costs are in any event to be net of any recoverable VAT.

6.3         Payment of Arrangement Costs

At Closing:

6.3.1         Vodafone shall pay to TIW US$36 million in respect of Arrangement Costs; and

6.3.2         Vodafone shall pay US$10 million in respect of Arrangement Costs (the ''Arrangement Costs Escrow Amount'') into the Escrow Account to be dealt with in accordance with the Escrow Agreement.

TIW shall use these payments by Vodafone to discharge Arrangement Costs as they fall due.

6.4         Oversight for Vodafone

6.4.1         The Schedules referred to in Clause 6.2 (together, the ''Arrangement Costs Schedules'') set out the Wind-up Costs and the Advisers' Fees and Expenses that the parties envisage being paid. The parties acknowledge that the amounts shown on those Schedules are estimates and that the actual amounts of those costs may be different to the amounts shown (Vodafone's obligation to pay the Arrangement Costs being in any event limited as set out in Clause 6.1).

6.4.2         TIW shall, and shall procure that each member of the TIW Group shall, incur Arrangement Costs only to the extent that it deems it reasonably necessary to do so in order to implement the Plan of Arrangement. TIW shall not incur, without prior written notification to Vodafone; (i) any obligation to pay any individual Arrangement Cost in excess of US$500,000; or (ii) any costs, fees, expenses or commissions (including any hedging or currency exposure costs) relating to the Market Sale in excess of US$200,000. TIW shall use its reasonable endeavours to mitigate the amount of the Arrangement Costs. Vodafone shall, if so required by TIW, provide such assistance as TIW may reasonably request in order to assist TIW to do so.

6.4.3 If:

(i)         TIW becomes aware that any individual cost item on any Arrangement Costs Schedule will exceed, or is reasonably likely to exceed, the amount shown on the relevant Schedule by at least US$500,000; or

(ii)         TIW becomes aware that the total amount of the Wind-up Costs and the Advisers' Fees and Expenses will exceed, or is reasonably likely to exceed, the total amount shown on the Arrangement Costs Schedules by at least US$500,000; or

(iii)         TIW becomes aware of any individual item within the scope of the Arrangement Costs, but not specifically included in the Arrangement Costs Schedules, in excess of US$500,000,

it shall promptly consult with Vodafone in relation to the matter. Following that consultation, TIW shall take into account all reasonable representations made by Vodafone in relation to the matter before paying, or taking any further action that would make it liable to pay, the Arrangement Cost in question.

6.4.4         TIW shall, if so requested by Vodafone at any time while there remains a positive balance of the Arrangement Costs Escrow Amount, provide to Vodafone such documents and other information as it may reasonably request in relation to the incurring of, mitigation of and payment of Arrangement Costs.

6.4.5         Any balance of the Arrangement Costs Escrow Amount remaining unspent by TIW at the earlier of:

(i)         two years from Closing; and

(ii)         the dissolution of TIW as envisaged by the Arrangement,

shall be payable to Vodafone, once the TIW Shareholders have received the Target Return and the Investment Income. Any payment made to Vodafone pursuant to this Clause 6.4.5 shall be treated as an adjustment to the Price.

6.5         Market Sale

6.5.1         Within seven Market Sale Business Days following Closing, TIW shall convert, or procure the conversion of, the Base Price into CA$ in the open market and on an arm's length basis (the '' Market Sale'').

6.5.2         As soon as possible after their execution, and in any event not later than three Business Days after completion of the Market Sale, TIW shall provide Vodafone with details of the trades which have been executed to give effect to the Market Sale.

6.5.3         Not later than three Business Days after completion of the Market Sale, TIW shall notify Vodafone in writing of:

(i)         the volume weighted average rate which the TIW Group has achieved in completing the Market Sale; and

(ii)         the exact amount of the Target Return.

7         Net Cash Adjustment

Consistent with the parties' intention that the TIW Shareholders receive the Target Return, the Price will be adjusted in accordance with Clause 7.3.

7.1       Net Cash Statement

TIW shall procure that as soon as practicable following Closing there shall be drawn up a draft of the Net Cash Statement (the ''Draft Net Cash Statement'') in accordance with Schedule 1 setting out the combined net cash position of the TIW Group (excluding the Group).

7.2        Determination of Net Cash Statement

7.2.1         The Draft Net Cash Statement as agreed or determined pursuant to paragraph 3 of Schedule 1: (i) shall constitute the Net Cash Statement for the purposes of this Agreement; and (ii) shall be final and binding on the parties.

7.2.2         The Net Cash shall be the amount stated in the Net Cash Statement as being the Net Cash.

7.3         Adjustment to Price

7.3.1         If the Net Cash is greater than the Estimated Net Cash by more than US$3 million, TIW shall repay to Vodafone an amount equal to the excess of the Net Cash above the aggregate of (i) the Estimated Net Cash and (ii) US$3 million.

7.3.2         If the Net Cash is less than the Estimated Net Cash, Vodafone shall pay to TIW an additional amount, subject to a maximum of US$1 million, equal to the deficit of the Net Cash below the Estimated Net Cash.

7.3.3         Any payments pursuant to this Clause 7.3 shall be made not later than 10 Business Days after the date on which the process described in paragraph 3 of Schedule 1 for the preparation of the Net Cash Statement is complete.

7.3.4         Any payment made pursuant to this Clause 7.3 shall be an adjustment to the Price.

7.4        Use of Excess

Any excess of Net Cash over Estimated Net Cash up to US$3 million shall be paid by TIW into the Escrow Account and shall be treated as an addition to the Arrangement Costs Escrow Amount. As such, it shall be used by TIW to discharge Arrangement Costs and, if applicable, dealt with in accordance with Clause 6.4.5.

8         Plan of Arrangement

The parties agree to co-operate in the implementation by TIW of the Plan of Arrangement. This Clause 8 records the manner of that co-operation.

8.1         Shareholder Approval

TIW shall:

8.1.1         subject to the terms of this Agreement, as soon as reasonably practicable, apply in a manner reasonably acceptable to Vodafone under Section 192 of the CBCA for an order approving the Arrangement and for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

8.1.2         subject to the terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable, convene and hold the Meeting for the purpose of considering the Arrangement Resolution;

8.1.3         forthwith after obtaining the Share Purchase Order, diligently seek the Closing in accordance with the terms and conditions of the Share Purchase Agreement; and

8.1.4         subject to obtaining the Approval Orders and (if relevant) the Closing occurring, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection with them under the CBCA to give effect to the Arrangement.

TIW shall at all times keep Vodafone informed of the progress of implementation of the Plan of Arrangement. If TIW becomes aware that the Plan of Arrangement will not be, or is reasonably likely not to be, implemented in all material respects in accordance with the Plan of Arrangement, it shall so inform Vodafone as soon as practicable.

8.2        Interim Order

The notice of motion for the application referred to in Clause 8.1.1 shall request that the Interim Order provide:

8.2.1         for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice shall be provided;

8.2.2         that the requisite approval for the Arrangement Resolution shall be 66 2/3% or more of the votes cast on the Arrangement Resolution by TIW Shareholders present in person or represented by proxy at the Meeting; and

8.2.3         that in all other respects, the terms, restrictions and conditions of the by-laws and articles of TIW, including quorum requirements and all other matters, shall apply in respect of the Meeting;

8.2.4         for the absence of Dissent Rights; and

8.2.5         for the notice requirements with respect to the presentation of the application to the Court for the Share Purchase Order and any other Approval Order required to finally implement the Plan of Arrangement.

8.3         Meeting and Circular

8.3.1         As promptly as practical after execution of this Agreement, TIW shall call the Meeting, establish the record date for determining TIW Shareholders entitled to vote at the Meeting and prepare the Circular together with any other documents required by applicable securities and all other laws in connection with the Arrangement. As promptly as practicable after the execution of this Agreement, TIW shall cause the Circular and other documentation required in connection with the Meeting to be sent to each TIW Shareholder of record on the record date for the Meeting and filed as required by the Interim Order and applicable laws.

8.3.2         As promptly as practical after execution of this Agreement, TIW shall provide Vodafone with a draft of the Circular. TIW shall provide Vodafone a reasonable opportunity to review and comment on the Circular and all other documentation contemplated by this Clause 8.3 (including the form of proxy); provided that all information relating to Vodafone which is included in the Circular shall be in form and content satisfactory to Vodafone, acting reasonably and without undue delay before the Circular or such documentation is sent to the TIW Shareholders or filed with securities regulatory authorities as required by applicable securities or other laws. In the event that either party becomes aware of a fact or event that would delay the timeline discussed between the parties from time to time for the implementation of the various steps to give effect to the Arrangement, it shall advise the other party immediately, and both parties shall use reasonable efforts to achieve that timeline.

8.3.3         TIW shall ensure that the Circular complies with all applicable laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated in it or necessary to make the statements contained in it not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Vodafone). Without limiting the generality of the foregoing, TIW shall ensure that the Circular provides the TIW

Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Meeting.

8.3.4         Each of Vodafone and TIW shall proceed diligently, in a co-ordinated fashion and use its reasonable best efforts to co-operate in the preparation of the Circular as described in this Clause 8.3, any exemption applications or orders and any other documents deemed reasonably necessary by either of them to discharge their respective obligations under applicable laws in connection with the Arrangement. Each of the parties shall furnish to the other, on a timely basis, all information as may be required to effectuate the foregoing actions, and each covenants, that, to its knowledge, no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in it or necessary to make the statements contained in it not misleading in light of the circumstances in which they are made. Each of the parties will ensure that the information relating to it which is provided in the Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated in it or necessary to make the statements contained in it not misleading in light of the circumstances in which they are made.

8.3.5         TIW shall promptly notify Vodafone if at any time before the Effective Date it becomes aware that the Circular, an application for an order, any registration statement or any other filing under any securities or other laws contains an untrue statement of a material fact or omits to state a material fact required to be stated in it or necessary to make the statements contained in it not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular, such application, registration statement or filing. The parties shall co-operate in the preparation of any amendment or supplement to the Circular, application, registration statement or filing, as required.

8.4         Articles of Arrangement

The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement and all as subject to the provisions of the Plan of Arrangement, implement the Plan of Arrangement. The Articles of Arrangement shall be in form satisfactory to Vodafone and TIW, each acting reasonably and shall provide, inter alia, for the sale of the Shares, the plan of distribution of the proceeds of the sale and the liquidation and dissolution of TIW.

8.5         Target Return

8.5.1         TIW will use its reasonable endeavours to distribute all its cash balances, including the Price and the Investment Income, in accordance with the Plan of Arrangement so as to achieve the Target Return and the distribution of the Investment Income.

8.5.2         TIW will not, and will procure that no member of the TIW Group will, make any Distribution to TIW Shareholders which, when taken together with all other Distributions made to them after 15 March 2005, exceeds, on a per share basis, the aggregate of the Target Return and Investment Income per share.

8.5.3         For this purpose, before making any Distribution to TIW Shareholders which, when taken together with all other such Distributions after 15 March 2005, would exceed the Target Return, TIW shall provide such information to Vodafone as Vodafone may reasonably require in order to calculate the Investment Income.

8.6         Calculation of the Price

The Price has been calculated to achieve the Target Return on the following bases and assumptions:

8.6.1         215,197,279 TIW Shares in issue, qualifying for any Distribution towards the Target Return;

8.6.2         1,915,738 Restricted Share Units in issue, carrying the right to convert into the same number of TIW Shares;

8.6.3         1,167,429 Performance Restricted Share Units carrying the right to convert into the same number of TIW Shares on the basis of a value of the Transaction of US$16 per TIW Share;

8.6.4         4,816,267 Share Options in issue, carrying the right to convert into the same number of TIW Shares, and at an exercise price less than US$16 each;

8.6.5         no other equity or other interest in TIW carrying any right to participate in any Distribution;

8.6.6         no change to the share capital of TIW after 15 March 2005, whether by the issue, consolidation, sub-division or otherwise of TIW Shares (other than in accordance with Clauses 8.6.7 and 8.6.8 below);

8.6.7         the full vesting of the Restricted Share Units described above and their exchange for the same number of TIW Shares, on Closing; and

8.6.8         the full vesting and exercise of the Share Options described above giving rise to the issue of the same number of TIW Shares, on Closing, at an aggregate price payable to TIW of US$30,784,668.

8.7         On these bases and assumptions there would be: (A) 223,096,713 TIW Shares in issue carrying the right to participate in any Distributions; and (B) US$30,784,668 received by TIW on exercise of TIW Share Options.

8.8         If these bases and assumptions prove incorrect, then the Base Price shall be reduced as follows: A = (US$16 x B) - C where: A = the reduction in the Base Price B = D - E where:

D = the number of TIW Shares assumed in Clause 8.7 to be entitled to participate in any Distribution on the basis that (i) all of the Restricted Share Units noted in Clauses 8.6.2 and 8.6.3 are redeemed for TIW Shares that participate in any Distribution and (ii) all of the Share Options noted in Clause 8.6.4 are exercised, and

E = the number of TIW Shares in fact in issue at the Calculation Date (defined in Clause 8.9 below) that participate in any Distributions; and

C = the aggregate exercise price of TIW Share Options assumed by Clause 8.6.8 to be exercised but not in fact exercised.

Any reduction in the Base Price pursuant to this Clause 8.8 is the ''Option Adjustment''.

8.9             The calculation of items ''C'' and ''E'' in the formula in Clause 8.8 shall be made on the first day after

8.9.1         the expiry of any period following Closing within which proceeds of sale of, or of any Distribution relating to, TIW Shares issued on redemption of any Restricted Share Units noted in Clauses 8.6.2 and 8.6.3 may be forfeited; and

8.9.2         all the Share Options noted in Clause 8.6.4 have been exercised or lapsed,

that first day being the ''Calculation Date''. Within two Business Days after the Calculation Date, TIW shall provide to Vodafone such information as is reasonably necessary in order to enable TIW and

Vodafone to agree items ''C'' and ''E'' in the formula in Clause 8.8. If TIW and Vodafone are unable to agree those items within 10 Business Days of the Calculation Date, then either party may refer the matter to the Reporting Accountants for determination by them. The provisions of Schedule 1, paragraph 3 shall apply mutatis mutandis in that event. Payment by TIW to Vodafone of any Option Adjustment shall be made within three Business Days of agreement or determination of items ''C'' and ''E'' as above.

8.10     Investment Income

8.10.1         The Investment Income is income that is earned by the TIW Group after Closing on all its cash resources at any time after Closing, including any income earned from time to time by the TIW Group on investment of those cash resources (together, the ''Investment Funds'').

8.10.2           TIW shall, if so requested by Vodafone at any time after Closing, provide such information as Vodafone may reasonably require as to:

(i) the manner in which the Investment Funds are being invested by TIW; and

(ii) TIW's calculation of the Investment Income as at the date of the request or such other proximate and convenient date that TIW may choose.

8.10.3         Vodafone acknowledges that investment of the Investment Funds is a matter for TIW in its sole discretion and that the right of Vodafone to the information described in Clause 8.10.2 is solely to enable Vodafone to determine whether any Excess Amount (as defined in Clause 8.11) will become due to it.

8.10.4         If there is any dispute between TIW and Vodafone as to the amount of Investment Income, necessary to determine any right Vodafone may have to any Excess Amount, TIW and Vodafone shall co-operate with each other in order to seek to determine the matter. If they fail to do so within 15 Business Days of notice by either of them to the other for the purpose, then either may refer the matter for determination by the Reporting Accountants. Following that referral, the provisions of Schedule 1, paragraph 3 shall apply mutatis mutandis in relation to the matter.

8.11     Excess Amount

If, at any time after the Target Return and the Investment Income have been distributed to the TIW Shareholders, TIW would (but for Clause 8.5.2) be able, in accordance with applicable law, to make a further Distribution to TIW Shareholders, then the amount of that further Distribution (the ''Excess Amount'') shall become due from TIW to Vodafone. At any time after the Target Return and the Investment Income have been distributed by TIW, TIW shall provide to Vodafone such information, books and records of the TIW Group as Vodafone may, at its sole discretion, require. TIW shall also provide such co-operation as Vodafone may reasonably require, at the cost and expense of Vodafone, in order to seek to realise any remaining assets of the TIW Group, the discharge of its other creditors ranking ahead of Vodafone and (subject to applicable law) the payment to Vodafone of the Excess Amount. Any payment made to Vodafone pursuant to this Clause 8.11 shall be an adjustment to the Price. Vodafone shall be a creditor of TIW in respect of any amount becoming due to it pursuant to this Clause 8.11.

9           Covenants in Relation to the TIW Group

9.1       Having regard to the provisions of Clause 7 which operate to increase the Price to the extent that Net Cash is less than Estimated Net Cash, to promote Distribution of the Target Return and having regard to the right of Vodafone to any Excess Amount pursuant to Clause 8, the parties agree that the provisions of this Clause 9 shall apply.

9.2        TIW shall procure that, between the date of this Agreement and the date on which the Target Return is paid, each TIW Group Company, other than any Group Company (in respect of which the Share Purchase Agreement shall apply), shall use reasonable endeavours to conduct its business properly and efficiently, including to mitigate the amount of liabilities incurred by it.

10             Warranties

10.1          TIW Warranties

10.1.1         TIW warrants to Vodafone that the statements set out in Schedule 2 (each, a ''TIW Warranty'') are true and accurate as of the date of this Agreement.

10.1.2         TIW acknowledges that Vodafone is entering into this Agreement in reliance upon the TIW Warranties.

10.1.3         Each of the TIW Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 2.

10.2        Notification

If after the signing of this Agreement:

10.2.1         TIW shall become aware that any TIW Warranty was untrue or inaccurate in any material respect as of the signing of this Agreement; or

10.2.2         any event shall occur or matter shall arise of which TIW becomes aware which results or may result in any TIW Warranty being untrue or inaccurate in any material respect, had the TIW Warranties been repeated up to Closing,

TIW shall notify Vodafone in writing as soon as practicable and in any event prior to Closing setting out such details as are available. TIW shall make any investigation concerning the event or matter and take such action, at its own cost, as Vodafone may reasonably require.

10.3         TIW's Disclosures

The TIW Warranties are subject to the matters contemplated by this Agreement, the Share Purchase Agreement or fairly disclosed in the Disclosure Letter.

10.4         Vodafone Warranties

10.4.1         Vodafone warrants to TIW that the statements set out in Schedule 3 are true and accurate as of the date of this Agreement.

10.4.2         Vodafone acknowledges that TIW is entering into this Agreement in reliance upon the Vodafone Warranties.

10.4.3         Each of the Vodafone Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 3.

11         Taxation Arrangement

11.1      TIW, together with its advisers, has been considering the means by which the Arrangement is to be implemented, including in respect of the repatriation to TIW of:

11.1.1         the Base Price, and

11.1.2         any other assets held by the TIW Group.

In doing so, TIW has taken into account draft legislation issued by the Canadian Federal Department of Finance dated 27 February 2004 (the ''Proposed Amendments'').

11.2         As soon as practicable after execution of this Agreement, TIW shall approach the Canadian Federal Department of Finance (the ''DOF'') with a view to procuring the agreement of the DOF that, to the extent applicable, the steps required to implement the Arrangement (the ''Implementation Steps'') be treated substantially in accordance with the terms of the Proposed Amendments. TIW shall keep Vodafone fully informed as to manner and contents of this approach to the DOF, and shall give Vodafone reasonable opportunity to make representations to TIW in relation to it. TIW shall give due consideration to any such representations made by Vodafone. TIW shall use reasonable endeavours to procure the DOF agreement that the Proposed Amendments apply in relation to the Implementation Steps, including giving due consideration to any changes required to those steps to achieve that agreement.

11.3         If:

11.3.1         the DOF does not so agree; or

11.3.2         the Proposed Amendments are substantially changed or not enacted prior to the Implementation Steps being effected or at all, with the result that, in either case, the Implementation Steps are not treated substantially in accordance with the Proposed Amendments, then the next sentence shall apply. In that event, TIW shall use reasonable endeavours to restructure or amend the Implementation Steps in a manner which, to the extent practicable, gives rise to no liability to Tax for the TIW Group. TIW shall provide to Vodafone such information as Vodafone may reasonably require in relation to any such possible restructuring of or amendment to the Implementation Steps. Any such restructuring or amendment of the Implementation Steps as described by TIW to Vodafone prior to execution of this Agreement shall require the consent of Vodafone, not to be unreasonably withheld.

11.4         The parties acknowledge that, notwithstanding its efforts pursuant to Clause 11.3, TIW may be unable to re-structure or amend the Implementation Steps in the manner described in Clause 11.3 with the result that their implementation gives rise to a liability to Tax for the TIW Group (excluding the Group). In that event, by written request (a ''Request Notice''), TIW may require Vodafone to pay to TIW an amount, up to US$7 million, equal to the amount of that liability to Tax of the TIW Group (excluding the Group).

11.5         TIW shall, together with any Request Notice, provide to Vodafone such information as may be reasonably required by Vodafone to enable it to calculate the amount due from it pursuant to Clause 11.4. In order to expedite this process, TIW may, at any time after execution of this Agreement, provide to Vodafone details of the Implementation Steps and the Tax analysis relating to them produced by or provided to TIW from time to time. If TIW does so, Vodafone shall review those materials and, to the extent necessary and requested by TIW, engage with TIW and its advisers in order to seek to agree the amount that may be payable by Vodafone to TIW in accordance with Clause 11.4, on the basis of the Implementation Steps described in, and of any other information provided with, the Request Notice.

11.6         Following the issue of a Request Notice, the parties shall seek to agree on any amount payable by Vodafone pursuant to Clause 11.4. If they are unable to agree that amount within 20 Business Days of the date of the Request Notice, then either party may refer the matter to the Reporting Accountants for determination by them. The provisions of Schedule 1, paragraph 3 shall apply mutatis mutandis in relation to that determination.

11.7         Vodafone shall make any payment due from it pursuant to Clause 11.4 at least three Business Days before the date on which TIW is due to pay any Taxation the subject of the Request Notice or, if later, when the amount due from Vodafone pursuant to Clause 11.4 has been agreed or determined in accordance with Clause 11.6.

11.8         If separate liabilities to Tax which are the subject to Clause 11.4 are incurred by any TIW Group Company(ies), or are payable by them at different times, TIW may issue separate Request Notices in respect of those liabilities, provided always that the liability of Vodafone pursuant to Clause 11.4 shall be limited to US$7 million in aggregate.

11.9         Any payment by Vodafone pursuant to Clause 11.4 shall be treated as an adjustment to the Price.

11.10      Promptly after the execution of this Agreement, TIW shall engage its professional advisers to review further the tax effects of the Implementation Steps, including the tax base costs and other facts relevant to those effects. TIW shall consult with Vodafone as to the scope of and timing of that review and shall give due consideration to any representations made by Vodafone in relation to it. TIW shall, promptly after finalisation of that review, provide a copy of it to Vodafone.

12         Confidentiality

12.1      Announcements

Other than the Announcement and the announcement to be made by Vodafone Group Plc promptly following execution of this Agreement or pursuant to implementation of the Plan of Arrangement in accordance with Clause 8, no public announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the TIW Group or the Vodafone Group without the prior written approval of Vodafone or TIW, respectively. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any recognised stock exchange on which the shares of either party are listed, but the party with an obligation to make an announcement or issue a circular shall consult with the other party insofar as is reasonably practicable before complying with such an obligation.

12.2         Confidentiality

12.2.1         The Non-Disclosure Agreement shall continue in force in accordance with its paragraph 15.

The following provisions of this Clause 12 are in addition to the terms of the Non-Disclosure Agreement.

12.2.2

(i)         Subject to Clause 12.1 and Clause 12.2.3, each of the parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a)         the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

(b)         the negotiations relating to this Agreement (and any such other agreements).

(ii)         TIW shall treat as strictly confidential and not disclose or use any information relating to the Group Companies following Closing and shall so treat and, up to Closing shall procure that the Group Companies shall so treat, any other information relating to the business, financial or other affairs (including future plans and targets) of the Vodafone Group.

(iii)         Vodafone shall treat, and after Closing shall procure that the Group Companies shall treat, as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the TIW Group including, prior to Closing, the Group Companies.

12.2.3         Clauses 12.1 or 12.2.2 shall not prohibit disclosure or use of any information if and to the extent:

(i)         the disclosure or use is required by law, by any court of competent jurisdiction, any regulatory body or any recognised stock exchange on which the shares of any party or any member of the TIW Group or the Vodafone Group are listed or by any enquiry or investigation by any governmental, official or regulatory body which is lawfully required to make such disclosure;

(ii)         the disclosure or use is required to vest the full benefit of this Agreement in any party;

(iii)         the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(iv)         the disclosure is made to professional advisers of any party on terms that such professional advisers undertake to comply with the provisions of Clause 12.2.2 in respect of such information as if they were a party to this Agreement;

(v)         the information is or becomes publicly available (other than by breach of the NonDisclosure Agreement or of this Agreement);

(vi)         the other party has given prior written approval for the disclosure or use;

(vii)         the information is independently developed after Closing;

(viii)         the disclosure is required by virtue of the fiduciary duties of the directors of any member of the TIW Group or the Vodafone Group; or

(ix)            the disclosure is required to implement the Plan of Arrangement in accordance with Clause 8, provided that, so far as it is lawful and practical to do so prior to disclosure or use of any information pursuant to Clause 12.2.3(i), (ii) or (iii), the party concerned shall promptly notify the other party of such requirement with a view to providing the other party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use. In any event, the disclosing party shall use reasonable efforts to ensure that the information so disclosed will be accorded confidential treatment.

13         Other Provisions

13.1       Further Assurances

Each of the parties shall from time to time execute such documents and perform such acts and things as either party may reasonably require to give the requesting party the full benefit of this Agreement .

13.2     Whole Agreement

13.2.1         This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

13.2.2         Vodafone acknowledges that it has not been induced to enter this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

13.2.3         So far as is permitted by law and except in the case of fraud, each of the parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

13.2.4         In Clauses 13.2.1 to 13.2.3, ''this Agreement'' includes the Share Purchase Agreement, the Escrow Agreement and all documents entered into pursuant to this Agreement or the Share Purchase Agreement.

13.3      Reasonableness

Each of the parties confirms it has received independent legal advice relating to all the matters provided for in this Agreement (as defined in Clause 13.2.4) and agrees that the provisions of this Agreement (as so defined) are fair and reasonable.

13.4     No Assignment

13.4.1         Except as otherwise expressly provided in Clause 13.4.2, neither party may without the prior written consent of the other party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

13.4.2         A party may, without the consent of the other party, assign to any holding company, or to any subsidiary of its holding company, the benefit of the whole or any part of this Agreement provided however that such assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains its holding company or a subsidiary of its holding company.

13.5     Third Party Rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.

13.6     Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

13.7     Method of Payment

13.7.1         Any payment to be made to a party pursuant to this Agreement shall be effected by crediting for same day value the account specified by the party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

13.7.2         Payment of a sum in accordance with this Clause 13.7 shall be a good discharge to the payer of its obligation to make such payment and the payer shall not be obliged to see to the application of the payment.

13.8         Costs

13.8.1         Save in respect of the payment by Vodafone of Arrangement Costs pursuant to this Agreement, TIW shall bear all costs incurred by it and by the Group Companies in connection with the preparation, negotiation and entry into of this Agreement (as defined in Clause 13.2.4).

13.8.2         Vodafone shall bear all such costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement (as so defined).

13.9         Interest

If any party defaults in the payment when due of any sum payable under this Agreement, (howsoever determined), the liability of that party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate of 8% per annum. Such interest shall accrue from day to day.

13.10         Notices

13.10.1         Any notice or other communication in connection with this Agreement (each, a ''Notice'') shall be:

(i) in writing in English; and

(ii) delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

13.10.2         A Notice to TIW shall be sent to it at the following address, or to such other person or address as TIW may notify to Vodafone from time to time:

TIW International Wireless Inc.

Address:         1250 René-Levesque Boulevard West, 38th Floor, Montreal, Canada H3B 4W8 Fax: +1 514 673 8470

Attention:        General Counsel

13.10.3 A Notice to Vodafone shall be sent to it at the following address, or to such other person or address as Vodafone may notify to TIW from time to time:

Vodafone International Holdings B.V.

Address:         Rivium Quadrant 173-177, 15th Floor, 2909 LC Capelle aan den IJssel, The Netherlands

Fax:                  +31 10 498 7722

Attention:       Managing Director

With a copy to:

Vodafone Group Services Limited

Vodafone House The Connection Newbury RG14 2FN

England

Attention: Group General Counsel Fax: +44 1635 580857

13.10.4         A Notice shall be effective upon receipt and shall be deemed to have been received: (i) at the time of delivery, if delivered by hand, registered post or courier; or (ii) at the time of transmission in legible form, if delivered by fax.

13.11         Invalidity

13.11.1         If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

13.11.2         To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 13.11.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 13.11.1, not be affected.

13.12         Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

13.13         Governing Law and Submission to Jurisdiction

13.13.1         This Agreement and the documents to be entered into pursuant to it, save as expressly referred to in them, shall be governed by and construed in accordance with English law.

13.13.2         Each of the parties irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it and that accordingly any proceedings arising out of or in connection with this Agreement and the documents to be entered into pursuant to it shall be brought in such courts. Each of the parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

13.14         Appointment of Process Agent

13.14.1         As set out in the letter dated 23 March 2005 from Herbert Smith to Vodafone. TIW has appointed Capita Corporate Services as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by TIW.

13.14.2         TIW agrees to inform Vodafone in writing of any change of address of such process agent within 28 days of such change.

13.14.3         If such process agent ceases to be able to act as such or to have an address in England, TIW irrevocably agrees to appoint a new process agent in England reasonably acceptable to Vodafone and to deliver to Vodafone within 14 days a copy of a written acceptance of appointment by the process agent.

13.14.4         Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

In witness whereof this Agreement has been duly executed.

SIGNED by

(Signed) Bruno Ducharme

-and-

(Signed) André Gauthier
on behalf of
Telesystem International Wireless Inc.:

SIGNED by

(Signed) Erik de Rijk
on behalf of
Vodafone International Holdings B.V.:

Schedule 1

Net Cash Statement

(Clause 7)

1         Form and Content of Net Cash Statement

1.1     The Net Cash Statement shall set out the consolidated net cash of the TIW Group, excluding the Group, at the Closing Date.

1.2     The Net Cash Statement shall be drawn up in the same format as the statement of the consolidated net cash of the TIW Group, excluding the Group, as at 28 February 2005 in the Agreed Terms (the'' Reference Cash Statement'').

2         Accounting Policies etc.

2.1     The Net Cash Statement shall be drawn up in accordance with:

2.1.1         the policies, procedures and practices set out in paragraphs 2.2 to 2.9 below;

2.1.2         to the extent not inconsistent with paragraph 2.1.1, the accounting policies, procedures and practices adopted in the TIW Accounts, applied on a consistent basis;

2.1.3         to the extent not inconsistent with paragraphs 2.1.1 and 2.1.2, US GAAP; and

2.1.4         to the extent not inconsistent with paragraphs 2.1.1 to 2.1.3, the policies, procedures and practices used in producing the Reference Cash Statement, in each case on the basis of the TIW Group as a going concern and without taking into account implementation of the Transaction.

2.2         The Net Cash Statement shall be drawn up on an accruals basis.

2.3         The Net Cash Statement shall be drawn up as at midnight in Montreal on the day before the Closing Date. No account shall be taken of events taking place after that time and regard shall only be had to information available to the parties to this Agreement at that time.

2.4         The Net Cash Statement shall be expressed in US dollars. Amounts in other currencies shall be translated into US dollars in accordance with Clause 1.7. For the purposes of applying Clause 1.7 to this paragraph 2.4, the Relevant Date shall be the Closing Date.

2.5         The Net Cash Statement will include those line items listed in the Reference Cash Statement.

2.6         The following items will not be included in the Net Cash Statement:

2.6.1         any indebtedness incurred by reason of any breach by TIW of this Agreement (as defined in Clause 13.2.4);

2.6.2         any liability for any Arrangement Costs;

2.6.3         the proceeds of exercise of any Share Option after 15 March 2005; and

2.6.4         any liability in respect of Taxation, other than capital duty specifically included in the Reference Cash Statement.

2.7         The following amounts shall be deemed to be cash of the TIW Group at the time stated in paragraph 2.8 in calculating Net Cash:

2.7.1         the amount of any dividend or distribution declared, made or paid by TIW on or after 15 March 2005 and prior to Closing (whether or not in accordance with this Agreement); and

2.7.2         the amount of any Advisers' Fees and Expenses (defined in Clause 6.2) paid on or after 15 March 2005 and prior to Closing.

2.8         Any financial indebtedness of the TIW Group to be included in the calculation of Net Cash shall be included at its principal amount, together with (in accordance with paragraph 2.2 above) accrued interest on it.

2.9         In calculating Net Cash, cash and cash equivalents of the TIW Group shall (subject to paragraph 2.6.3 above) be included.

3             Preparation

3.1         No later than 35 days following Closing, TIW shall deliver to Vodafone the Draft Net Cash Statement. Prior to such delivery, TIW shall so far as is practicable consult with Vodafone with a view to reducing the potential areas of disagreement in relation to it.

3.2         In order to enable TIW to prepare and agree the Draft Net Cash Statement, Vodafone shall keep up-to-date and, subject to reasonable notice, make available to TIW's representatives and to TIW's accountants all books and records relating to the Group Companies during normal office hours and co-operate with them with regard to the preparation of the Draft Net Cash Statement. Vodafone agrees, in so far as it is reasonable to do so, to make available the services of the employees of the Group Companies to assist TIW in the performance of its duties under this paragraph 3.

3.3         If Vodafone does not within 30 days of presentation to it of the Draft Net Cash Statement give notice to TIW that it disagrees with the Draft Net Cash Statement or any item thereof, such notice specifying the adjustments which, in Vodafone' opinion, should be made to the Draft Net Cash Statement (the ''Vodafone Disagreement Notice''), the Draft Net Cash Statement shall be final and binding on the parties for all purposes. If Vodafone gives a valid Vodafone Disagreement Notice within such 30 days, Vodafone shall keep up to date and, subject to reasonable notice, make available to TIW's representatives and TIW's accountants all books and records relating to the relevant Group Companies during normal office hours during the period from the date of the Vodafone Disagreement Notice until the date on which such disagreement is resolved. Vodafone and TIW shall attempt in good faith to reach agreement in respect of the Draft Net Cash Statement. If they are unable to do so within 21 days of such notification, Vodafone or TIW may by notice to the other require that the Draft Net Cash Statement be referred to the Reporting Accountants (an ''Appointment Notice'').

3.4         The Reporting Accountants shall be engaged jointly by Vodafone and TIW on the terms set out in this paragraph 3 and otherwise on such terms as shall be agreed; provided that neither Vodafone nor TIW shall unreasonably (having regard, inter alia, to the provisions of this paragraph 3) refuse its agreement to terms proposed by the Reporting Accountants or by the other party. If the terms of engagement of the Reporting Accountants have not been settled within 21 days of their identity having been determined (or such longer period as Vodafone and TIW may agree) then, unless Vodafone or TIW is unreasonably refusing its agreement to those terms, those accountants shall be deemed never to have become the Reporting Accountants and new Reporting Accountants shall be selected in accordance with the provisions of this Agreement.

3.5         Except to the extent that Vodafone and TIW agree otherwise, the Reporting Accountants shall determine their own procedure but:

3.5.1         apart from procedural matters and as otherwise set out in this Agreement shall determine only:

(i)         whether any of the arguments for an alteration to the Draft Net Cash Statement put forward in the Vodafone Disagreement Notice is correct in whole or in part; and

(ii)        if so, what alterations should be made to the Draft Net Cash Statement in order to correct the relevant inaccuracy in it;

3.5.2         shall apply the principles set out in paragraph 2 of this Schedule 1;

3.5.3         shall make their determination pursuant to paragraph 3.5.1 above as soon as is reasonably practicable;

3.5.4         the procedure of the Reporting Accountants shall:

(i)         give TIW and Vodafone a reasonable opportunity to make written representations to them;

(ii)        require that each party supply the other with a copy of any written representations at the same time as they are made to the Reporting Accountants; and

(iii)         for the avoidance of doubt, the Reporting Accountants shall not be entitled to determine the scope of their own jurisdiction.

3.6        The determination of the Reporting Accountants pursuant to paragraph 3.5.1 shall:

3.6.1         be made in writing and made available for collection by TIW and Vodafone at the offices of the Reporting Accountants at such time as they shall determine; and

3.6.2         unless otherwise agreed by TIW and Vodafone, include reasons for each relevant determination.

3.7         The Reporting Accountants shall act as experts and not as arbitrators and their determination of any matter falling within their jurisdiction shall be final and binding on TIW and Vodafone save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be remitted to the Reporting Accountants for correction). In particular, without limitation, their determination shall be deemed to be incorporated into the Draft Net Cash Statement.

3.8         The expenses (including VAT) of the Reporting Accountants shall be borne as they shall direct at the time they make any determination under paragraph 3.5.1(i) or, failing such direction, equally between Vodafone, on the one hand, and TIW, on the other.

3.9         TIW and Vodafone shall co-operate with the Reporting Accountants and comply with their reasonable requests made in connection with the carrying out of their duties under this Agreement. In particular, without limitation, Vodafone shall keep up-to-date and, subject to reasonable notice, make available to TIW's representatives, TIW's accountants and the Reporting Accountants all books and records relating to the Group during normal office hours during the period from the appointment of the Reporting Accountants down to the making of the relevant determination.

3.10        Subject to paragraph 3.11, nothing in this paragraph 3 shall entitle a party or the Reporting Accountants access to any information or document which is protected by legal professional privilege, or which has been prepared by the other party or its accountants and other professional advisers with a view to assessing the merits of any claim or argument.

3.11        A party shall not be entitled by reason of paragraph 3.10 to refuse to supply such part or parts of documents as contain only the facts on which the relevant claim or argument is based.

3.12        Each party and the Reporting Accountants shall, and shall procure that its accountants and other advisers shall, keep all information and documents provided to them pursuant to this paragraph 3 confidential and shall not use the same for any purpose, except for disclosure or use in connection with the preparation of the Draft Net Cash Statement, the proceedings of the Reporting Accountants or another matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

Schedule 2

Warranties given by TIW

(Clause 10.1)

1             Accounts

1.1         Audited Accounts

The consolidated audited accounts of TIW and its subsidiaries for the twelve month period ended on 31 December 2003 contained in TIWC's Form 20-F Annual Report for that period have been prepared in accordance with applicable law and reconciled with US GAAP as at 31 December 2003 and present fairly in all material respects the financial condition, results of operations and cash flows of the TIW Group at that date and for the period concerned.

1.2         Unaudited Accounts

1.2.1         The unaudited financial information relating to the TIW Group contained in the preliminary announcement of its results for the 12 months ended on the Accounts Date released on 22 February 2005 (the ''Preliminary Results Announcement'') have been prepared with all due care and attention and in accordance with the accounting principles, standards and practices used in preparing the Accounts applied on a consistent basis.

1.2.2         The Preliminary Results Announcement does not misstate the assets and liabilities of the TIW Group as at the Accounts Date nor the profits or losses of the TIW Group for the period concerned, in each case to an extent which is material in the context of the TIW Group.

1.3         Estimated Net Cash Schedule

The Estimated Net Cash Schedule:

1.3.1         has been prepared with all due care and attention;

1.3.2         has been prepared on a basis consistent with the terms of Schedule 1; and

1.3.3         as far as TIW is aware, gives a reasonable estimate of the Net Cash as at the dates specified in it.

2         Implementation of Arrangement

TIW is not aware of any fact that would, if the Plan of Arrangement were implemented as envisaged by TIW in this Agreement and the Announcement, prevent achievement of the Target Return. TIW's intentions relating to making the Target Return, as described in the Announcement, reflect the results of TIW's preliminary technical investigations of the steps necessary to implement the Plan of Arrangement, but there can be no assurance that the Plan of Arrangement will be implemented as currently envisaged by TIW.

3         Accuracy of Information

3.1         There are 215,197,279 TIW Shares in issue.

3.2         There are 3,083,167 in-the-money TIW Restricted Share Units in issue, carrying the right to convert into the same number of TIW Shares, on the basis of a value of the Transaction of US$16 per TIW Share.

3.3         At a Tower Share price of US$16, there are 4,816,267 in-the-money Share Options in issue. On or prior to Closing, all of these Share Options will become exercisable (assuming none of the holders ceases employment in the TIW Group by that date and on the basis of a value of the Transaction of US$16 per TIW Share) at an aggregate exercise price of US$30,784,668.

4             Authority and Capacity

4.1         TIW is validly existing and is duly incorporated under the law of its jurisdiction of incorporation.

4.2         TIW has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

4.3         Subject to the TIW Shareholder Approval and the Approval Orders, TIW has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and to perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

5         Insolvency etc.

5.1         TIW is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

5.2         TIW is not in default under any debt financing.

5.3         So far as TIW is aware: (i) there are no proceedings in relation to any compromise or arrangement with creditors or any winding-up, bankruptcy or other insolvency proceedings concerning TIW and (ii) no events have occurred which, under applicable laws, would justify such proceedings.

5.4         So far as TIW is aware: (i) no steps have been taken to enforce any security over any assets of TIW and (ii) no event has occurred to give the right to enforce such security.

Schedule 3

Warranties given by Vodafone

(Clause 10.3)

1         Incorporation

Vodafone is validly existing and a company duly incorporated and registered under the laws of The Netherlands.

2         Authority to enter into this Agreement

Vodafone has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

3         Authorisation

Vodafone has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

4         Insolvency etc.

4.1.1         Vodafone is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

4.1.2         Vodafone has not been held in any default by its lenders under any of its debt financing which has not been cured or waived.

4.1.3         There are no proceedings in relation to any compromise or arrangement with creditors or any winding-up, bankruptcy or other insolvency proceedings concerning Vodafone and no events have occurred which, under applicable laws, would justify such proceedings.

4.1.4         So far as Vodafone is aware, no steps have been taken to enforce any security over any assets of Vodafone and no event has occurred to give the right to enforce such security.

5         Subsidiary

Vodafone is a wholly owned indirect subsidiary of Vodafone Group Plc.

Schedule 4
Wind-Up Costs

Item	Amount
US$
Severance payments	5,127,000
Vacation entitlements	213,000
Pape allowance	87,000
D&O cover for TIW group directors	4,113,000
Salary costs of TIW employees pending severance post-Closing	807,000
Salary costs of TIW employees following that severance and until liquidation of TIW	1,040,000
Montreal lease	216,000
Amsterdam lease	207,000
Bonus to employees	900,000
Legal/accounting costs	1,796,000
Other	284,000
14,790,000

Schedule 5
Advisers' Fees and Expenses

Item	Amount
US$
Lazard	11,265,156
Lehman	3,750,000
Ernst & Young	803,000
Counsel	4,600,000
Out of pocket expenses	600,000
21,018,156

Schedule 6
TIW's Knowledge
(Clause 5.4)

James J. Jackson
Karla Dorothy Stephens
Alexander Tolstoy
Ted Lattimore
Muriel Anton
Mario Mele
Terry Enepekides
Catharine Allard
André Gauthier
Bruno Ducharme
Margriet Zwarts
Jacques Langevin

Contents		Page

1	Interpretation	H-2
2	Termination Fee	H-7
3	Non-Solicitation etc.	H-7
4	Standstill Period	H-9
5	Termination and Breach	H-10
6	Arrangement Costs and the Market Sale	H-11
7	Net Cash Adjustment	H-13
8	Plan of Arrangement	H-13
9	Covenants in Relation to the TIW Group	H-17
10	Warranties	H-18
11	Taxation Arrangement	H-18
12	Confidentiality	H-19
13	Other Provisions	H-21
Schedule 1 Net Cash Statement (Clause 7)		H-25
Schedule 2 Warranties given by TIW (Clause 10.1)		H-28
Schedule 3 Warranties given by Vodafone (Clause 10.3)		H-30
Schedule 4 Wind-Up Costs		H-31
Schedule 5 Advisers' Fees and Expenses		H-32
Schedule 6 TIW's Knowledge (Clause 5.4)		H-33

APPENDIX ''I''

Dated 15 March 2005

TELESYSTEM INTERNATIONAL WIRELESS INC.

and

VODAFONE INTERNATIONAL HOLDINGS B.V.

SHARE SALE AND PURCHASE AGREEMENT
relating to ClearWave N.V.
Linklaters
One Silk Street
London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222

Ref: John Goodwin/Hugo Stolkin

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Share Sale and Purchase Agreement

This Agreement is made on 15 March 2005 between:

(1) Telesystem International Wireless Inc. a corporation incorporated under the Canada Business Corporations Act whose head office is at 1250 René-Levesque Boulevard West, 38th Floor, Montreal, Québec, Canada H3B 4W8 (''TIW'' or the ''Seller''); and

(2) Vodafone International Holdings B.V. a company incorporated under the laws of The Netherlands, having its registered office at Rivium Quadrant 173-177, 2909 LC Capelle aan den IJssel, The Netherlands and with its official seat in Rotterdam (the ''Purchaser'').

Whereas:

(A) The Seller has agreed to sell (or to procure the sale of) the Shares (as defined below) and to assume the obligations imposed on the Seller under this Agreement; and

(B) The Purchaser has agreed to purchase the Shares and to assume the obligations imposed on the Purchaser under this Agreement.

It is agreed as follows:

1         Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1         Definitions

'' Accounts'' means each of the ClearWave Accounts, the MobiFon Accounts and the Oskar Accounts;

'' Accounts Date'' means 31 December 2003;

''Agreed Terms'' means, in relation to a document, such document in the terms agreed or to be agreed between the Seller and the Purchaser with such alterations as may be agreed in writing between the Seller and the Purchaser from time to time;

''Announcement'' means the press announcement of the Transaction proposed to be released by the Seller on or about the date of this Agreement, substantially in the Agreed Terms;

'' Approval Orders'' has the meaning given in the Framework Agreement;

'' Arrangement Costs'' has the meaning given in the Framework Agreement;

'' Arrangement Resolution'' has the meaning given in the Framework Agreement;

''Budgets'' means the budgets of each of MobiFon and Oskar, referred to in Appendix 2 to the Disclosure Letter;

''Business Day'' means a day which is not a Saturday, a Sunday or a public holiday in the Netherlands, Québec, Canada or England;

''Business Plan'' means the business plan of Oskar in the Agreed Terms and referred to in the Disclosure Letter;

''CBCA'' means the Canada Business Corporations Act, as now in effect and as it may be amended from time to time prior to the Effective Date;

'' Closing'' means the completion of the sale of the Shares pursuant to Clause 6 of this Agreement;

'' Closing Date'' means the date on which Closing takes place;

'' Company'' or ''ClearWave'' means ClearWave N.V., details of which are set out in Schedule 2;

'' ClearWave Accounts'' means the audited consolidated accounts for the Company for the year ended 31 December 2003 and the unaudited consolidated accounts for the Company for the year ended 31 December 2004;

'' Court'' means the Superior Court of Justice, District of Montreal, Québec;

'' Credit Agreements'' means the following documents:

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(i)         loan agreement between MobiFon and European Bank for Reconstruction and Development dated 27 August 2002, as amended;

(ii)         loan agreement between MobiFon and Export Development Canada dated 27 August 2002, as amended;

(iii)         loan agreement between MobiFon and Nordic Investment Bank dated 27 August 2002, as amended;

(iv)         Share Retention and Subordination Deed between MobiFon, certain of its directors and indirect shareholders, Export Development Canada, Nordic Investment Bank and EBRD, dated 27 August 2002, as amended;

(v)         CZK6,606,600,000 and 440,000,000 credit facility agreement dated 6 October 2004 between, inter alios, Oskar, ABN AMRO Bank N.V., London Branch, J.P. Morgan PLC and UBS Limited as Mandated Lead Arrangers together with the Security Documents, as defined therein, and ''Credit Agreement'' means any of them;

'' CTO'' means the Czech Telecommunications Office;

''Data Room'' means the data room containing documents and information relating to the Group made available by the Seller at Montreal, Québec, the contents of which are listed in the Data Room Index;

''Data Room Index'' means the index of documents in the Data Room, and contained in Appendix 1 to the Disclosure Letter;

'' Director'' means the Director appointed under Section 260 of the CBCA;

''Disclosure Letter'' means the letter dated the same date as this Agreement from the Seller to the Purchaser disclosing:

(i)         information constituting exceptions to the Seller's Warranties; and

(ii)         details of other matters referred to in this Agreement;

'' Effective Date'' has the meaning given to it in the Framework Agreement;

''Encumbrance'' means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

''Escrow Account'' means the bank account to be established and operated in accordance with the terms of the Escrow Agreement;

''Escrow Agreement'' means the escrow agreement in the Agreed Terms to be entered into on Closing pursuant to the Framework Agreement between the Seller, the Purchaser and the escrow agent chosen by them;

''Existing Lenders'' means any creditor of the MobiFon Group or the Oskar Group under any of the Credit Agreements;

''Framework Agreement'' means the framework agreement dated the date of this Agreement, made between the Seller and the Purchaser and which sets out various obligations of the parties to it in relation to consummation of the Transaction and related matters;

'' Group'' means the Group Companies, taken as a whole;

''Group Companies'' means the Company and the Subsidiaries and ''Group Company'' means any one of them;

'' IFRS'' means International Financial Reporting Standards;

''Intellectual Property'' means trade marks, service marks, trade names, domain names, logos, patents, inventions, registered and unregistered design rights, copyrights, semi-conductor topography rights, database rights and all other similar rights in any part of the world (including Know-how) including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

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''Intercompany Loans'' means all the intercompany indebtedness (i) of any Group Company owed to any member of the TIW Group and (ii) of any member of the TIW Group owed to any Group Company, in each case at Closing (the aggregate net balance of which being, at the date of this Agreement, US$917,928,403) owed by the Group to the TIW Group;

''Intercompany Loan Amount'' means US$917,928,403, being the net balance of the Intercompany Loans owed by the Group to the TIW Group;

''Know-how'' means confidential and proprietary industrial and commercial information and techniques in any form including (without limitation) drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;

'' Local Transfer Document'' has the meaning given to it in Clause 2.4;

''Losses'' means all losses, liabilities, costs (including without limitation legal costs and experts' and consultants' fees), charges, expenses, actions, proceedings, claims and demands;

''Material Adverse Effect'' means, in relation to the Group, on a consolidated basis, a material adverse effect on the results of operations or financial condition or prospects of the Group; provided, however, that with respect to the Group, effects relating to (i) a matter that has been publicly disseminated prior to the date of this Agreement, (ii) changes in general economic or political conditions or the securities markets, (iii) changes in laws, rules, regulations or orders of any governmental entity or interpretations thereof by any governmental entity or changes in accounting rules, (iv) generally the telecoms industry, (v) the announcement of the transactions contemplated by this Agreement or other communication by the Purchaser of its plans or intentions with respect to any of the business of the Group, (vi) the consummation of the transactions contemplated by this Agreement or any actions by the Purchaser or the Group taken pursuant to this Agreement, (vii) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, (viii) any actual or threatened litigation by any security holder of the Seller, or the Group, whether by way of class action, derivative proceeding or otherwise arising from allegations of breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby or (ix) any matter of which the Purchaser has actual knowledge on the date hereof shall be deemed not to constitute a ''Material Adverse Effect'' and shall not be considered in determining whether a ''Material Adverse Effect'' has occurred;

''Material Breach'' means, in respect of a breach of the provisions of this Agreement, a breach which results in, or is reasonably likely to result in, a Material Adverse Effect in relation to the Group;

''Minorities'' means the holders of 16,755 common registered shares in Oskar, the holders of 9,209 shares in ClearWave and, in respect of MobiFon, Vodafone Europe B.V. and Dargate Limited, each as set out in Schedule 2;

'' MobiFon'' means MobiFon S.A., details of which are set out in Schedule 2;

''MobiFon Accounts'' means the audited annual accounts of MobiFon for the period ended 31 December 2003 and the unaudited annual accounts of MobiFon for the period ended 31 December 2004;

'' MobiFon Group'' means MobiFon, its subsidiaries and subsidiary undertakings;

'' MobiFon Notes'' means the 12.50% Senior Notes due 2010 issued by MobiFon Holdings B.V.;

''MobiFon UMTS Licence'' means the UMTS licence to be granted to MobiFon following the letter dated 23 November 2004 from the RTR confirming that MobiFon was successful in its bid for the UMTS Licence to establish and operate a public mobile telecommunications network using the UMTS standard;

'' Net Cash Adjustment'' has the meaning given in the Framework Agreement;

''Network'' means any switched mobile public telecommunication systems operated by a person authorised under applicable law to provide mobile telecommunications services in the Czech Republic or Romania;

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''Non-Disclosure Agreement'' means the non-disclosure agreement dated 25 February 2005 between the Seller and Vodafone pursuant to which the Seller made available to the Purchaser certain confidential information relating to the Group;

'' Option Adjustment'' has the meaning given in the Framework Agreement;

'' Oskar'' means Oskar Mobil a.s., details of which are set out in Schedule 2;

''Oskar Accounts'' means the audited annual accounts of Oskar for the period ended 31 December 2003 and the unaudited accounts of Oskar for the period ended 31 December 2004;

'' Oskar Group'' means Oskar, its subsidiaries and subsidiary undertakings;

'' Oskar Holding'' means Oskar Holding N.V., details of which are set out in Schedule 2;

'' Oskar Notes'' means the 7.50% First Priority Senior Secured Notes due 2011 issued by Oskar ;

'' Plan of Arrangement'' has the meaning given in the Framework Agreement;

''Properties'' means the real estate owned by any member of the Group, and ''Property'' means any of them;

'' Purchaser's Group'' means Vodafone and its subsidiaries from time to time (including the Purchaser);

'' Purchaser's Lawyers'' means Linklaters of One Silk Street, London EC2Y 8HQ;

''Relevant Employees'' means those employees of the Group Companies who are employed in the Group immediately prior to Closing;

'' RSU Grant'' has the meaning given to it in Clause 5.3;

''RTR'' means the relevant Romanian telecommunications regulator, being any of the Ministry of Communications and Information Technology, the National Regulatory Authority for Communications or the General Inspectorate for Communications and Information Technology, as the case may be;

'' Seller's Board'' means the board of directors of the Seller;

''Seller's Group'' means the Seller and its subsidiaries from time to time (including, prior to Closing, the Group Companies and, with effect from Closing, excluding the Group Companies);

''Seller Shareholder Approval'' means approval by the Seller's shareholders of the Transaction, as required pursuant to Clause 4.1.1;

''Seller Shareholders Meeting'' means a meeting of the holders of common shares of the Seller convened for the purpose of approving the Transaction in accordance with Clause 4.2;

''Seller's Warranties'' means the warranties given by the Seller pursuant to Clause 7 and Schedule 4 and ''Seller's Warranty'' means any one of them;

''Senior Employees'' means the Chief Executive Officer of Mobifon and Oskar and the Chief Operating Officer of each of MobiFon and Oskar and any of his or her direct reports and ''Senior Employee'' means any one of them;

'' Share Purchase Order'' has the meaning given to it in the Framework Agreement;

'' Shares'' means the shares in the capital of the Company specified in Schedule 1;

'' Subsidiaries'' means all the subsidiaries of the Company, including those listed in Schedule 2 and

'' Subsidiary'' means any one of them;

''Subsidiaries Shares'' means issued shares in the capital of the Subsidiaries held by any member of the Seller's Group, as set out in Schedule 2;

''TAC'' means Telesystem (Antilles) Corporation N.V.; references to ''Taxation'' and/or ''Tax'' comprise:

(i)         all forms of taxation whether direct or indirect other than deferred (or future income) tax and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions (including but not limited to social security and/or health insurance contributions) and

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levies, in each case whether of The Netherlands, the Czech Republic, Romania, or elsewhere in the world whenever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and whether chargeable directly or primarily against or attributable directly or primarily to a Group Company or any other person; and

(ii)         all penalties and interest relating to any matter within (i) above;

''Tax Authority'' and/or ''Taxation Authority'' means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

''Telecommunications Legislation'' means in the case of the Czech Republic, the Telecommunications Act no. 151/2000 and the new Electronic Communications Act due to be effective from 1 May 2005, and in the case of Romania, the Telecommunications Act Government Emergency Ordinance no. 79/2002;

'' Telecoms Licences'' has the meaning given to it in paragraph 9 of Schedule 4;

'' Telecoms Regulator'' means either the CTO or the RTR;

'' Termination Fee'' has the meaning given to it in the Framework Agreement;

'' TIW Group'' means TIW and its subsidiaries from time to time, excluding the Group;

'' Transaction'' means the sale and purchase of the Shares pursuant to this Agreement;

'' Unaudited Accounts Date'' means 31 December 2004;

'' US GAAP'' means accounting practices generally accepted in the United States;

''VAT'' means, within the European Union, such Tax as may be levied in accordance with (but subject to derogations from) the Directive 77/338/EEC and, outside the European Union, any Taxation levied by reference to added value or sales;

'' Vodafone'' means Vodafone Group Plc; and

'' Vodafone Group'' means Vodafone and its subsidiaries from time to time.

1.2       Shares

References to shares shall include, where relevant, quotas.

1.3        Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.4        References to persons and companies

References to:

1.4.1         a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.4.2         a company include any company, corporation or any body corporate, wherever incorporated.

1.5         References to subsidiaries and holding companies

A company is a ''subsidiary'' of another company (its ''holding company'') if that other company, directly or indirectly, through one or more subsidiaries:

1.5.1         holds a majority of the voting rights in it;

1.5.2         is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

1.5.3         is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

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1.5.4         has the right to exercise a dominant influence over it, for example by having the right to give directions with respect to its operating and financial policies, with which directions its directors are obliged to comply.

1.6         Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses, Sub-Clauses and Schedules are to clauses and sub-clauses of, and schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and parts of the Schedules.

1.7         Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.8         Legal Terms

References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.9         Currency Conversion

Any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date. For the purposes of this Clause:

''Conversion Rate'' means the close spot mid-trade composite (London) rate for a transaction between the two currencies in question as quoted on Bloomberg on the date immediately preceding the Relevant Date or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted. If no such rate is quoted by Bloomberg at all, then the ''Conversion Rate'' shall be the rate for the Relevant Date agreed between the parties for that purpose or, failing agreement, calculated in accordance with the methodology used by the Seller described in the Form 20-F for the year ended 31 December 2003;

''Relevant Date'' means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made, save that, for the following purposes, the date shall mean:

(i)         for the purposes of Clause 5.1, the date of this Agreement;

(ii)         for the purposes of Clause 8, the date any claim is made in accordance with that Clause; and

(iii)         for the purposes of Schedule 4, the date at which the Seller's Warranty is expressed to be true and accurate.

2             Agreement to Sell the Shares and Procure the Repayment of the Intercompany Loan

2.1         Sale and Purchase of the Shares

2.1.1         On and subject to the terms of this Agreement and the Local Transfer Documents: (i) the Seller agrees to sell, or to procure the sale of, and (ii) the Purchaser agrees to purchase, the Shares.

2.1.2         The Shares shall be sold free from Encumbrances and together with all rights and advantages attaching to them as at Closing (including, without limitation, the right to receive all dividends or distributions declared, made or paid on or after Closing).

2.1.3         The Seller shall procure that on or prior to Closing any and all rights of pre-emption over the Shares are waived irrevocably by the persons entitled thereto.

2.2         The Seller's Obligations

The registered holders of the Shares are subsidiaries of the Seller. Accordingly, any reference to the Seller selling the Shares or executing any Local Transfer Documents required for their sale pursuant to this

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Agreement shall be construed as an obligation of the Seller to procure performance of the relevant obligation by the relevant registered holder(s). The Seller shall nevertheless remain responsible for the performance of these obligations and liable for any breach of them, in each case in accordance with the terms of this Agreement.

2.3        Nomination of Transferee of Shares

2.3.1         The Purchaser shall be entitled to nominate, by notice in writing to the Seller at any time up to two Business Days before the filing of the Plan of Arrangement, one or more members of the Vodafone Group to be the transferee of the Shares or any part thereof. References in this Agreement to the Purchaser warranting to the Seller (in the form of the warranties set out in Schedule 5) or executing Local Transfer Documents and taking equivalent, similar or ancillary steps shall be construed accordingly and the Purchaser undertakes to procure that any Vodafone Group member nominated pursuant to this Clause shall comply with all such obligations and make all such warranties.

2.3.2         Any Vodafone Group member nominated pursuant to Clause 2.3.1 shall be a wholly-owned member of the Vodafone Group. Any such nomination shall not relieve the Purchaser of its obligations pursuant to this Agreement. The Purchaser shall nevertheless remain responsible for making the warranties set out in Schedule 5 and the performance of its obligations and liable for any breach of them, in each case in accordance with the terms of this Agreement.

2.4        Local Transfer Documents

2.4.1         On Closing, the Seller and the Purchaser shall execute such agreements, transfers, conveyances and other documents (subject to the relevant local law and otherwise as may be agreed between the Seller and the Purchaser) to implement the transfer of the Shares on Closing (the ''Local Transfer Documents'' and each, a ''Local Transfer Document'').

2.4.2         To the extent that the provisions of a Local Transfer Document are inconsistent with or (except to the extent they implement a transfer in accordance with this Agreement) additional to the provisions of this Agreement:

(i)         the provisions of this Agreement shall prevail; and

(ii)         so far as permissible under the laws of the relevant jurisdiction, the Seller and the Purchaser shall procure that the provisions of the relevant Local Transfer Document are adjusted to the extent necessary to give effect to the provisions of this Agreement.

2.5         Intercompany Loans

2.5.1         On Closing:

(i)         the Purchaser shall procure the repayment in full in US$ of the principal amount of the Intercompany Loans owed by any Group Company to any member of the TIW Group; and

(ii)         the Seller shall procure the repayment in full in US$ of the principal amount of the Intercompany Loans owed by any member of the TIW Group to any Group Company.

2.5.2         The parties may, instead of procuring repayment of any Intercompany Loan owed to the TIW Group assign it (or procure its assignment) to the Purchaser (or as it may direct) for consideration in US$ equal to the principal amount of that Intercompany Loan, payable to the relevant member of the Seller's Group.

2.5.3         Any Intercompany Loans between the same parties may be set-off against each other if the Seller so chooses, at any time up to three Business Days before Closing.

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2.5.4         The Seller may, at any time up to three Business Days before Closing, assign or otherwise lawfully transfer any Intercompany Loans among members of the Seller's Group, provided that:

(i)         doing so does not give rise to any Taxation cost or liability on the part of any Group Company other than potential capital duty of not more than US$1.2 million arising out of any restructuring of the Group between the date of this Agreement and Closing; and

(ii)         in any event, the indebtedness of all the Group Companies to the TIW Group in respect of the Intercompany Loans is in US$ and does not exceed (net) the Intercompany Loan Amount.

2.5.5         Interest on any intercompany loan within the Group accruing between execution of this Agreement and Closing shall be waived to the extent such intercompany loan together with the interest thereon exceeds the Intercompany Loan Amount.

3             Price

3.1         Amount

The aggregate price for the purchase of the Shares under this Agreement and the Local Transfer Documents shall be an amount in cash equal to the sum of:

3.1.1         US$3,472,279,691 less the Intercompany Loan Amount;

3.1.2         the Net Cash Adjustment;

3.1.3         the Option Adjustment; and

3.1.4         the amount of the Arrangement Costs.

3.2         Adjustment to Consideration

3.2.1         If any payment is made by the Seller to the Purchaser in respect of any claim for any breach of this Agreement or any Local Transfer Document or by the Seller or the Purchaser pursuant to the Net Cash Adjustment or the Option Adjustment the payment shall be treated as an adjustment of the consideration paid by the Purchaser for the Shares and the consideration shall be deemed to have been adjusted by the amount of such payment.

4             Conditions

4.1         Conditions Precedent

The agreement to sell and purchase the Shares contained in Clause 2.1 is conditional upon satisfaction or, as applicable, waiver of the following conditions, or their satisfaction subject only to Closing:

4.1.1         the approval of the Arrangement Resolution;

4.1.2         the obtaining of the Share Purchase Order, in terms reasonably satisfactory to the Seller and to the Purchaser;

4.1.3         the obtaining of consent from, and the giving of any notice to, the lenders under the Credit Agreements, to the extent necessary in accordance with their terms;

4.1.4         to the extent that the Transaction constitutes (or is deemed to constitute under Article 4(5)) a concentration falling within the scope of Council Regulation (EC) 139/2004 (as amended) (the ''Regulation'') or is to be examined by the European Commission as a result of a decision under Article 22(3) of the Regulation:

(i)         the European Commission taking a decision (or being deemed to have taken a decision) under Article 6(1)(b) of the Regulation or, if the Commission has initiated proceedings pursuant to Article 6(1)(c) of the Regulation, under Article 8(2) of the Regulation declaring the Transaction compatible with the common market, without imposing any conditions or obligations that are not on terms reasonably satisfactory to the Purchaser; or

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(ii)         the European Commission taking a decision (or being deemed to have taken a decision) to refer the whole or part of the Transaction to the competent authorities of one or more Member States under Articles 4(4) or 9(3) of the Regulation, and

(a)         each such authority taking a decision with equivalent effect to Clause 4.1.4(i) with respect to those parts of the Transaction referred to it; and

(b)         the European Commission taking any of the decisions under Clause 4.1.4(i) with respect to any part of the Transaction retained by it; and

4.1.5         to the extent that the Transaction constitutes a concentration falling within the scope of the Romanian Competition Law No. 21/1996 (as amended) (or is deemed to constitute under Article 11 of that law), the receipt by the Purchaser of a decision of non-intervention, non-objection or authorisation of the economic concentration resulting from the Transaction, on terms reasonably satisfactory to the Purchaser.

4.2         Responsibility for Satisfaction

The Framework Agreement sets out the obligations of, and manner of co-operation between, the parties in relation to satisfaction of the conditions in Clauses 4.1.1 and 4.1.2. In addition the Purchaser and the Seller shall use all reasonable endeavours to ensure the satisfaction of the conditions set out in Clauses 4.1.3, 4.1.4 and 4.1.5, in each case as soon as practicable. The Seller and the Purchaser shall cooperate with each other, shall provide information and assistance to each other and shall make available such personnel within their respective groups as may be necessary:

4.2.1         to prepare and make any filings that may be necessary to satisfy the conditions in Clauses 4.1.4 and 4.1.5; and

4.2.2         to respond expeditiously to any requests or queries from any regulatory authority in relation to those filings.

4.3         Non-Satisfaction/Waiver

4.3.1         The Seller shall give notice to the Purchaser of the satisfaction of the conditions in Clauses 4.1.1 to 4.1.3, and the Purchaser shall give notice to the Seller of the satisfaction of the conditions in Clauses 4.1.3, 4.1.4 and 4.1.5, in each case within two Business Days of becoming aware of the same.

4.3.2         The Purchaser may at any time waive in whole or in part and conditionally or unconditionally waive conditions set out in Clauses 4.1.3, 4.1.4 and 4.1.5 by notice in writing to the Seller.

5             Pre-Closing

5.1         The Seller's Obligations in Relation to the Conduct of Business

The Seller undertakes to procure that, save insofar as otherwise agreed in writing with the Purchaser, between the date of this Agreement and Closing each Group Company:

5.1.1         shall carry on its business as a going concern in the ordinary and usual course as carried on prior to the date of this Agreement and as reflected in the Budgets;

5.1.2         shall or shall procure that the relevant members of the Seller's Group shall maintain in force all existing insurance policies in all material respects on the same terms and with similar level of cover prevailing at the date of this Agreement for the benefit of the Group Companies and (to the extent relevant or permitted under local law) as soon as reasonably practicable following the signing of this Agreement cause the interest of the Purchaser to be noted on the relevant policies;

5.1.3         shall, in the ordinary course of business, maintain and renew or obtain, as the case may be, all licences and authorisations required to carry on its business activities (including, without limitation, the Telecoms Licences);

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5.1.4         without prejudice to the generality of Clause 5.1.1, shall not, and (as applicable) shall not agree to other than (a) pursuant to contractual commitments existing at the date of this Agreement, (b) pursuant to this Agreement or the Framework Agreement or (c) with the prior written consent of the Purchaser (not to be unreasonably withheld):

(i)         save to the extent that the matter is included in the relevant Budget, enter into any agreement for the acquisition by, or provision to, any Group Company of any Information Technology to be used in connection with the Group's Networks (including for customer billing) with a cost to the Group of US$2 million or more. The Seller shall notify, or procure that a Group Company notifies, the Purchaser of its intention to enter into any such agreement as soon as reasonably practical before doing so, and shall take into consideration any reasonable representation the Purchaser may make in respect of the matter. The Seller shall use reasonable endeavours to procure that any such system or Network system is not inconsistent with the equivalent in the Purchaser's Group such that its implementation would prejudice the synergies otherwise available to the Purchaser's Group in relation to the relevant system following completion of the Transaction;

(ii)        save to the extent that the matter is included in the relevant Budget, enter into any agreement or incur any commitment involving any capital expenditure in excess of US$2 million per item, exclusive of VAT;

(iii)       save to the extent that the matter is included in the relevant Budget, enter into or amend any agreement or incur any commitment which is not capable of being terminated without compensation at any time with twelve months' notice or less or which involves total annual expenditure by the Group in excess of US$2 million, exclusive of VAT;

(iv)        save to the extent that the matter is included in the relevant Budget, acquire any real property (other than base stations) at a cost of more than US$2 million, exclusive of VAT, or dispose of any real property with a book value at the date of this Agreement in excess of US$2 million. For this purpose, ''acquire'' and ''dispose of'' shall include sale and leaseback, leasing and other arrangements having the commercial effect of an acquisition or disposal;

(v)         acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture, save for shares or other interests in any Group Company;

(vi)        save to the extent that the matter is included in the relevant Budget, incur any indebtedness in excess of US$2 million or provide any guarantee, security or indemnity for any indebtedness other than for indebtedness permitted in accordance with this SubClause (vi);

(vii)       create, allot or issue, or grant an option to subscribe for, any share capital of any Group Company other than to another wholly-owned Group Company;

(viii)      repay, redeem or repurchase any share capital of any Group Company other than to another wholly-owned Group Company;

(ix)        declare, make or pay any dividend or other distribution to shareholders other than to another wholly-owned Group Company (save that this restriction shall not apply to dividend payments by MobiFon);

(x)         save as required by law or to the extent that the matter is included in the relevant Budget:

(a)         make any material amendment to the terms and conditions of employment of any Senior Employee (other than in the ordinary and usual course of business consistent with past practice);

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(b)         provide or agree to provide any gratuitous payment or benefit to any Senior Employee or any of his/her dependants (other than in the ordinary and usual course of business consistent with past practice);

(c)         dismiss any Senior Employee (unless for misconduct) or appoint any additional Senior Employee (unless necessary to do so to replace a Senior Employee dismissed in accordance with this sub-clause (x) and following consultation with the Purchaser) provided that, to the extent that a dismissal of any Senior Employee is not permitted by this sub-clause the Seller shall have the right to suspend such Senior Employee and engage a temporary replacement at the cost of the Purchaser;

(d)         change the rights of Relevant Employees generally, or any group of them, on termination of their employment with any Group Company;

(xi)         save as required by applicable law, regulation or generally accepted accounting policies, make any change to its accounting practices or policies the effect of which would be to change its earnings of the relevant period or its assets by at least US$2m; or

(xii)         amend its constitutional documents in any material respect other than to give effect to the Plan of Arrangement; or

(xiii)         amend, alter or impair any RSU Grant.

5.2             Other Seller's Obligations Prior to Closing

Without prejudice to the generality of Clause 5.1, prior to Closing the Seller shall, and shall procure that the Group Companies shall:

5.2.1         provide such information as the Purchaser may reasonably request in relation to:

(i)         the timing and terms of the MobiFon UMTS Licence; and

(ii)         the timing and terms of any amendments to any Telecoms Licence, including any amendments that may be required by a Telecoms Regulator for the purpose of ensuring their conformity with Telecommunications Legislation, and the Seller shall not, without the Purchaser's consent (not to be unreasonably withheld), agree to any such terms or modification materially worse than the terms of such Telecoms Licence, or, in the case of the MobiFon UMTS Licence, the draft of such Licence, provided to the Purchaser in the Data Room, save for such terms or modifications to such Telecoms Licence imposed on any Group Company by applicable law or by the relevant Telecoms Regulator;

5.2.2         provide to the Purchaser:

(i)         a weekly customer number report for MobiFon and for Oskar, to the extent available;

(ii)         monthly management accounts for MobiFon and for Oskar; and

(iii)         a copy of the board report on operations given to the board of directors of each of MobiFon and Oskar, to the extent available;

5.2.3         procure that the Chief Financial Officer, the Chief Executive Officer, the Chief Operating Officer of each of MobiFon and Oskar (as the case may be), with two representatives of the Seller and any other senior employees of Oskar and MobiFon as designated by the Chief Operating Officer and the Chief Financial Officer of each of Oskar and MobiFon respectively, be available to participate in a steering committee with up to five representatives of the Purchaser, meeting once a week via conference calls (for each of MobiFon and Oskar), for one hour (or more, as may be agreed to between members of such committee), to review the results of operations and the monthly management accounts of, and consult on major business decisions pertaining to, each of MobiFon and Oskar;

5.2.4         at a time and in a manner to be agreed between the Seller and the Purchaser promptly after execution of this Agreement, permit the Purchaser to participate in a broadcast to be made

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jointly by the Seller and the Purchaser (the timing and contents of which the parties shall agree) to the Group's employees in relation to the Transaction and the Purchaser's plans for the businesses of the Group;

5.2.5         at times and in a manner to be agreed between the Seller and the Purchaser, permit up to two employees of the Purchaser to meet with each Senior Employee, accompanied by (if the Seller so chooses) an employee of the Seller Group;

5.2.6         provide the Purchaser with a list of registered holders of the MobiFon Notes and the Oskar Notes, to the extent such list is available from the trustee of the MobiFon Notes and the Oskar Notes; and

5.2.7         co-operate with the Purchaser in respect of any reasonable request for cooperation or assistance in respect of any waiver, consent or corporate action in relation to the Credit Agreements, the MobiFon Notes and/or the Oskar Notes provided that the Seller shall not be required to commit significant amounts of management time or incur any external expense.

5.3         Group Management

5.3.1         The Seller shall use its reasonable endeavours to assist the Purchaser in agreeing terms for the continued employment after closing of those Relevant Employees whom the Purchaser may nominate to the Seller.

5.3.2         The Seller represents to the Purchaser that:

(i)         certain Senior Employees have received special RSU Grants under the TIW Restricted Share Unit Plan in the amounts notified to the Purchaser as set out in Appendix 5 to the Disclosure Letter;

(ii)         such grants will vest upon Closing; and

(iii)         any net proceeds (shares or cash) realised on vesting of the RSUs shall only be released to the participants 180 days after such vesting (the ''Payment Date'') if such Senior Employee continues to occupy the same or substantially equivalent functions at a Group Company at the Payment Date as he or she occupied at the time of Closing.

6             Closing

6.1         Date and Place

Subject to Clause 4, Closing shall take place on the third Business Day or, if otherwise agreed between the parties, the first month-end following notification of the fulfilment or waiver of the last of the condition(s) set out in Clause 4.1 to be satisfied or waived, or at such other date as may be agreed between the Purchaser and the Seller. Closing shall take place at the offices of the Purchaser's Lawyers.

6.2         Closing Events

On Closing, the parties shall comply with their respective obligations specified in Schedule 3.

6.3         Payment on Closing

On Closing, the Purchaser shall:

6.3.1         pay the amount set out in Clause 3.1.1 to the Seller (or as the Seller may direct) in US$ in cash; and

6.3.2         procure the payment to the Seller (or to the relevant member of the Seller's Group) required pursuant to Clause 2.5.1 in respect of repayment or assignment of the Intercompany Loans.

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6.4         Breach of Closing Obligations

If either the Seller or the Purchaser fails to comply with any material obligation in Clauses 6.2 and 6.3 and Schedule 3, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of noncompliance by the Purchaser, shall be entitled to elect:

6.4.1         to effect Closing so far as practicable having regard to the defaults which have occurred; or

6.4.2         to fix a new date for Closing (not being more than 20 Business Days after the agreed date for Closing), in which case the provisions of Schedule 3 shall apply to Closing as so deferred but provided such deferral may only occur once;

and in such circumstances, such failure to comply shall not amount to a breach of Clauses 6.2 and 6.3 and Schedule 3, for the purposes of Clause 8.

7             Warranties

7.1         The Seller's Warranties

7.1.1         The Seller warrants to the Purchaser that the statements set out in Schedule 4 are true, accurate and not misleading as of the date of this Agreement.

7.1.2         The Seller acknowledges that the Purchaser has entered into this Agreement in reliance upon the Seller's Warranties.

7.1.3         Each of the Seller's Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 4.

7.1.4         Any Seller's Warranty qualified by the expression ''so far as the Seller is aware'' or any similar expression shall, unless otherwise stated, be deemed to include the knowledge of the persons whose names are set out in Schedule 6 to this Agreement who shall be deemed to have knowledge of such matters as they would have discovered, in their respective areas of responsibilities, had they made reasonable enquiries.

7.2         Seller's Disclosures

The Seller's Warranties are subject to the matters contained in this Agreement, the Framework Agreement or fairly disclosed in the Disclosure Letter.

7.3         Notification

7.3.1 If after the signing of this Agreement:

(i)         the Seller shall become aware that any of the Seller's Warranties was untrue or inaccurate, in any respect sufficiently material as to give rise to, or be likely to give rise to, the right for the Purchaser to claim for breach of that warranty, as of the signing of this Agreement; or

(ii)         any event shall occur or matter shall arise of which the Seller becomes aware which results or may result in any of the Seller's Warranties being untrue or inaccurate in any such material respect, had the Seller's Warranties been repeated at that time, the Seller shall notify the Purchaser in writing as soon as practicable after becoming aware of the same and in any event prior to Closing, setting out such details as are available. The Seller shall make any investigation concerning the event or matter and take such action, at its own cost, as the Purchaser may reasonably require.

7.3.2         Any notification pursuant to Clause 7.3.1 shall not operate as a disclosure pursuant to Clause 7.2 and the Seller's Warranties shall not be subject to such notification.

7.4         Updating of the Seller's Warranties to Closing

Subject to Clause 7.2, the Seller further warrants to the Purchaser that the Seller's Warranties will be true and accurate at Closing as if they had been repeated at Closing.

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7.5         The Purchaser's Warranties

7.5.1         The Purchaser warrants to the Seller that the statements set out in Schedule 5 are true and accurate.

7.5.2         The Purchaser further warrants to the Seller that the warranties set out in Schedule 5 will be true and accurate at Closing as if they had been repeated at Closing.

7.6         Survival

Subject to Clause 8.6, the representations and warranties of each of the Seller and the Purchaser contained herein shall survive the execution and delivery of this Agreement.

8             Termination and Breach

8.1         Purchaser's Termination Rights

Subject to Clause 8.3, the Purchaser shall be entitled to terminate this Agreement (save that Clauses 1 (Interpretation), 9 (Confidentiality) and 10.14 (Governing Law and Submission to Jurisdiction) shall continue in force) in any of the circumstances set out below:

8.1.1         if any of the conditions set out in Clause 4.1 remain unsatisfied in any respect which is material in the context of the Transaction as a whole or have not been waived (in accordance with Clause 4.3.2) as at the date 12 months from the date of this Agreement;

8.1.2         if the Seller is in Material Breach of its undertakings in Clause 5;

8.1.3         if the Seller has failed to comply with its respective obligations in accordance with Clause 6.2 and Schedule 3, in any respect which is material in the context of the Transaction as a whole, by the Closing Date;

8.1.4         if the Seller is in Material Breach of any Seller's Warranty, or would be if the Seller's Warranties were repeated at the time of the breach; or

8.1.5         if any event shall occur which has a Material Adverse Effect on the Group.

8.2 Seller's Termination Rights

Subject to Clause 8.3, the Seller shall be entitled to terminate this Agreement (save that Clauses 1 (Interpretation), 9 (Confidentiality) and 10.14 (Governing Law and Submission to Jurisdiction) shall continue in force) in any of the circumstances set out below;

8.2.1         if any of the conditions set out in Clause 4.1 remain unsatisfied in any respect which is material in the context of the Transaction as a whole or have not been waived (in accordance with Clause 4.3.2) as at the date 12 months from the date of this Agreement;

8.2.2         if the Purchaser has failed to comply with its respective obligations in accordance with Clauses 6.2 and 6.3 and Schedule 3, in any respect which is material in the context of the Transaction as a whole, by the Closing Date; or

8.2.3         if the Purchaser is in breach of any Purchaser's Warranty in any respect which is material in the context of the Transaction as a whole, or would be if the Purchaser's Warranty were repeated at the time of the breach.

8.2.4         Notwithstanding anything to the contrary in this Agreement, no right to terminate this Agreement or right to compensation or other remedy shall be available to either Party pursuant to this Agreement regarding such facts or circumstances that result from or arise from the exercise of any right of veto or the giving or withholding of any consent or any approval, in each case, by or on behalf of any Vodafone Group Company in relation to the Contract of Association between the shareholders of MobiFon or the Co-operation Agreement with respect to MobiFon.

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8.3         Notice and Cure

The Purchaser and Seller may not exercise any right to terminate this Agreement (in either case referred to as the ''Terminating Party'' and the other party referred to as the ''Other Party'' in this Clause) except in accordance with the provisions of this Clause 8.3:

8.3.1         in the event that a Terminating Party intends to exercise its rights to terminate this Agreement, the Terminating Party shall deliver a written notice to the Other Party (in accordance with Clause 10.11 (Notice)) specifying in reasonable detail all the alleged breaches, or non-satisfaction of, or non-compliance with, the provisions of this Agreement, which the Terminating Party seeks to rely upon (a ''Notice of Intent'');

8.3.2         within five Business Days of receipt of a written notice complying with Clause 8.3.1, the Other Party shall deliver a written notice to the Terminating Party setting out whether, in the opinion of the Other Party, the alleged breaches, non-satisfaction, or non-compliance with the provisions of the Agreement are capable of being cured and if so, the Other Party shall make proposals to the Terminating Party in relation to curing such matters and use all reasonable endeavours to cure such matters (a ''Response''); and

8.3.3         in the event that either:

(i)         the Terminating Party (acting reasonably) is not satisfied with the Other Party's proposals in relation to curing such matters and the matters alleged by the Terminating Party in the Notice of Intent have not been cured or substantially cured by the Other Party within a period of 20 Business Days (commencing on the date of delivery of Notice of Intent in accordance with Clause 8.3.1); or

(ii)         the parties agree, or its is judicially determined, that any of the alleged breaches of, non-satisfaction of, or non-compliance with, this Agreement alleged in the Notice of Intent are not capable of being cured,

(iii)         the Terminating Party shall be entitled to serve a written notice (a ''Termination Notice'') on the Other Party (in accordance with Clause 10.11 (Notice)), terminating this Agreement with immediate effect, save that Clauses 1 (Interpretation), 9 (Confidentiality) and 10.14 (Governing Law and Submission to Jurisdiction) shall continue in force.

8.4         Effect of Termination

If this Agreement is terminated by the Terminating Party in accordance with Clause 8.3, neither party shall have any claim against the other under this Agreement following that termination, save for any claim:

8.4.1         by the Purchaser for breach of a Seller's Warranty to the extent that:

(i)         the Seller's Warranty was given fraudulently; or

(ii)         any person listed in Schedule 6 was aware that the Seller's Warranty in question was untrue or incorrect in any material respect when made; or

8.4.2         by the Purchaser in respect of an event falling within Clause 8.1.2 or 8.1.3;

8.4.3         by the Seller in respect of an event falling within Clause 8.2.2;

and, in the case of any claim pursuant to Clause 8.4.1, 8.4.2 or 8.4.3, only if it gives rise to the right of the Terminating Party to terminate this Agreement in accordance with Clause 8.1 or 8.2, as the case may be.

8.5         The maximum liability of either party to the other pursuant to this Agreement and the Framework Agreement, save in the case of fraud or a breach of Clause 2.1, shall not exceed the Termination Fee.

8.6         If this Agreement is terminated in accordance with Clause 8.4.1 or 8.4.2, neither party may make any claim for breach of this Agreement more than six months after termination.

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8.7         If Closing occurs:

8.7.1         neither party shall be liable after Closing for any breach of warranty in (as applicable) Schedule 4 or Schedule 5; and

8.7.2         neither party may make any claim for breach of this Agreement (other than any breach of Clause 2.1) more than 30 days after Closing.

8.8         This Agreement shall lapse on termination or lapse of the Framework Agreement.

9             Confidentiality

9.1         Announcements

Other than the Announcement and the announcement to be made by Vodafone promptly following execution of this Agreement, no public announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Seller's Group or the Purchaser's Group without the prior written approval of the Purchaser or the Seller, respectively. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any recognised stock exchange on which the shares of either party or any member of the Seller's Group or the Purchaser's Group are listed, but the party with an obligation to make an announcement or issue a circular shall consult with the other party insofar as is reasonably practicable before complying with such an obligation.

9.2         Confidentiality

9.2.1         The Non-Disclosure Agreement shall continue in force in accordance with its paragraph 15.

The following provisions of this Clause 9 are in addition to the terms of the Non-Disclosure Agreement.

9.2.2

(i)         Subject to Clause 9.1 and Clause 9.2.3, each of the parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a)         the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

(b)         the negotiations relating to this Agreement (and any such other agreements).

(ii)         The Seller shall treat as strictly confidential and not disclose or use any information relating to the Group Companies following Closing and shall so treat, and up to Closing shall procure that the Group Companies shall so treat, any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser's Group.

(iii)         The Purchaser shall treat, and after Closing shall procure that the Group Companies shall treat, as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Seller's Group including, prior to Closing, the Group Companies.

9.2.3         Clause 9.1 or 9.2.2 shall not prohibit disclosure or use of any information if and to the extent:

(i)         the disclosure or use is required by law, by any court of competent jurisdiction any regulatory body or any recognised stock exchange on which the shares of any party or any member of the Seller's Group or the Purchaser's Group are listed or by any enquiry or investigation by any governmental, official or regulatory body which is lawfully entitled to require such disclosure;

(ii)         the disclosure or use is required to vest the full benefit of this Agreement in any party;

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(iii)         the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(iv)         the disclosure is made to professional advisers of any party on terms that such professional advisers undertake to comply with the provisions of Clause 9.2.2 in respect of such information as if they were a party to this Agreement;

(v)         the information is or becomes publicly available (other than by breach of the NonDisclosure Agreement or of this Agreement);

(vi)         the other party has given prior written approval to the disclosure or use;

(vii)        the information is independently developed after Closing; or

(viii)       the disclosure is required by virtue of the fiduciary duties of the directors of any member of the Purchaser's Group or the Seller's Group,

provided that, so far as it is lawful and practical to do so prior to disclosure or use of any information pursuant to Clause 9.2.3(i), (ii) or (iii), the party concerned shall promptly notify the other party of such requirement with a view to providing the other party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use. In any event, the disclosing party shall use reasonable efforts to ensure that the information so disclosed will be accorded confidential treatment.

10             Other Provisions

10.1         Further Assurances

10.1.1         Each of the parties shall from time to time execute such documents and perform such acts and things as any party may reasonably require to transfer the Shares to the Purchaser and to give any party the full benefit of this Agreement and any Local Transfer Document.

10.1.2         Following Closing and pending registration of the Purchaser (or as it may direct) as owner of the Shares, the Seller shall exercise all voting and other rights in relation to the Shares in accordance with the Purchaser's instructions.

10.1.3         The Purchaser shall, and shall procure that the relevant Group Companies shall, retain for a period of six years from Closing the books, records and documents of the Group Companies to the extent they relate to the period prior to Closing and shall, and shall procure that the relevant Group Companies shall, allow the Seller reasonable access to such books, records and documents, including the right to take copies, at the Seller's expense.

10.1.4

(i)         The Purchaser shall, to the extent not done by the Seller by Closing, use reasonable endeavours to procure as soon as reasonably practicable after Closing the release of the Seller from any securities, guarantees or indemnities given by or binding upon the Seller in respect of any liability of the Group Companies and notified to the Purchaser prior to Closing. Pending the release of such securities, guarantees or indemnities, the Purchaser shall indemnify the Seller against all amounts paid by it pursuant to any such securities, guarantees and indemnities in respect of such liability of the Group Companies.

(ii)         The Seller shall use reasonable endeavours to procure, by Closing or, to the extent not done by Closing, as soon as reasonably practicable thereafter, the release of each Group Company from any securities, guarantees or indemnities given by or binding upon the Group Company in respect of any liability of the Seller. Pending such release, the Seller shall indemnify the Group Companies against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of such liability of the Seller.

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10.1.5

(i)         The Purchaser agrees that, following Closing, the Seller shall not be required to maintain any of the insurance policies maintained prior to Closing by or on behalf of the Seller's Group in relation to the Group.

(ii)         From and after the Closing Date, the Purchaser shall cause the Company or any successor to the Company to indemnify and hold harmless all past and present officers and directors of the Company and of its Subsidiaries to the same extent and in the same manner as such persons are indemnified as of the date of this Agreement by the Company and its Subsidiaries pursuant to their respective governing laws and the articles, by-laws or other constitutive documents of the Company and its Subsidiaries and existing indemnity agreements for acts or omissions occurring at or prior to the Closing Date.

(iii)         The Seller shall use reasonable endeavours before and after Closing to recover in full under any insurance claim which has been made before Closing in respect of any of the Group Companies and shall pay the proceeds of such claim to the Purchaser (or the relevant Group Company, if so directed by the Purchaser) as soon as practicable after receipt by the Seller, if so received by it after Closing.

10.2         Whole Agreement

10.2.1         This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

10.2.2         The Purchaser acknowledges that it has not been induced to enter this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

10.2.3         So far as is permitted by law and except in the case of fraud, each of the parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

10.2.4         In Clauses 10.2.1 to 10.2.3, ''this Agreement'' includes the Disclosure Letter, the NonDisclosure Agreement, the Local Transfer Documents, the Framework Agreement, the Escrow Agreement and all documents entered into pursuant to this Agreement.

10.3         Reasonableness

Each of the parties confirms it has received independent legal advice relating to all the matters provided for in this Agreement (as defined in Clause 10.2.4) and agrees that the provisions of this Agreement (as so defined) are fair and reasonable.

10.4         No Assignment

10.4.1         Except as otherwise expressly provided in Clause 10.4.2, no party may without the prior written consent of the other parties, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

10.4.2         A party may, without the consent of the other parties, assign to any holding company, or to any subsidiary of its holding company, the benefit of the whole or any part of this Agreement provided however that such assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains its holding company or a subsidiary of its holding company.

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10.5         Third Party Rights

10.5.1         A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement, except to the extent set out in Clause 10.5.2.

10.5.2         The persons described in Clause 10.1.5(ii) shall be entitled to enforce the provisions of that Clause as if they were a party to this Agreement.

10.6         Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

10.7         Method of Payment

10.7.1         Any payment to be made to a party pursuant to this Agreement shall be effected by crediting for same day value the account specified by the party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

10.7.2         Payment of a sum in accordance with this Clause 10.7 shall be a good discharge to the payer of its obligation to make such payment and the payer shall not be obliged to see to the application of the payment.

10.8         Costs

10.8.1         Save in respect of the payment by the Purchaser of Arrangement Costs pursuant to the Framework Agreement, the Seller shall bear all costs incurred by it and by the Group Companies in connection with the preparation, negotiation and entry into of this Agreement, the Local Transfer Documents and the sale of the Shares.

10.8.2         The Purchaser shall bear all such costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement, the Local Transfer Documents and the sale of the Shares.

10.9         Notarial Fees, Registration, Stamp and Transfer Taxes and Duties

The Purchaser shall bear the cost of all notarial fees and all registration, stamp and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes and duties are payable as a result of the transactions contemplated by this Agreement. The Purchaser shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with the payment of such taxes and duties. The Purchaser shall indemnify the Seller or any other member of the Seller's Group against any Losses suffered by the Seller or member of the Seller's Group as a result of the Purchaser failing to comply with its obligations under this Clause 10.9.

10.10        Interest

If any party defaults in the payment when due of any sum payable under this Agreement or the Local Transfer Documents (howsoever determined), the liability of that party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate of 8% per annum. Such interest shall accrue from day to day.

10.11         Notices

10.11.1         Any notice or other communication in connection with this Agreement (each, a ''Notice'') shall be:

(i)         in writing in English; and

(ii)         delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

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10.11.2         A Notice to the Seller shall be sent to it at the following address, or to such other person or address as the Seller may notify to the Purchaser from time to time:

Telesystem International Wireless Inc.
Address:         1250 René-Levesque Boulevard West, 38th Floor, Montreal, Canada H3B 4W8
Fax:                  +1 514 673 8470
Attention:       General Counsel

10.11.3         A Notice to the Purchaser shall be sent to it at the following address, or to such other person or address as the Purchaser may notify to the Seller from time to time:

Vodafone International Holdings B.V.
Address:         Rivium Quadrant 173-177, 15th Floor 2909 LC Capelle aan den IJssel The Netherlands
Fax:                  +31 10 498 7722
Attention:       Managing Director

With a copy to:

Vodafone Group Services Limited Vodafone House The Connection Newbury RG14 2FN England
Attention:         Group General Counsel
Fax:                    +44 1635 580857

10.11.4         A Notice shall be effective upon receipt and shall be deemed to have been received: (i) at the time of delivery, if delivered by hand, registered post or courier; or (ii) at the time of transmission in legible form, if delivered by fax.

10.12         Invalidity

10.12.1         If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

10.12.2         To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 10.12.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 10.12.1, not be affected.

10.13         Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

10.14 Governing Law and Submission to Jurisdiction

10.14.1         This Agreement and the documents to be entered into pursuant to it, save as expressly referred to in them, shall be governed by and construed in accordance with English law.

10.14.2         Each of the parties irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it and that accordingly any proceedings

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arising out of or in connection with this Agreement and the documents to be entered into pursuant to it shall be brought in such courts. Each of the parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

10.15         Appointment of Process Agent

10.15.1         The Seller undertakes to appoint Capita Corporate Services (or such other process agent as it may notify to the Purchaser in writing within 10 Business Days of the date of this Agreement) as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Seller.

10.15.2         The Seller agrees to inform the Purchaser in writing of any change of address of such process agent within 28 days of such change.

10.15.3         If such process agent ceases to be able to act as such or to have an address in England, the Seller irrevocably agrees to appoint a new process agent in England reasonably acceptable to the Purchaser and to deliver to the Purchaser within 14 days a copy of a written acceptance of appointment by the process agent.

10.15.4         Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

In witness whereof this Agreement has been duly executed.

SIGNED by

(Signed) Bruno Ducharme

-and-

(Signed) André Gauthier
on behalf of
TELESYSTEM INTERNATIONAL WIRELESS INC.:

SIGNED by

(Signed) Erik de Rijk
on behalf of
VODAFONE INTERNATIONAL HOLDINGS B.V.:

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Schedule 1
Details of the Shares

(1)	(2)
Name of legal owner of the Shares	Shares

Telesystem (Antilles) Corporation N.V.	Class A Shares 45,681,938 (par value EUR 0.10)

Telesystem International Wireless Corporation N.V.	Class A shares 177,351 (par value EUR 0.10)

Class B shares 38,230,950 (par value EUR 0.50)

ClearWave N.V. (in its own capital)	Class C shares 2,976,752 (par value EUR 0.10)

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Schedule 2
Companies and Subsidiaries

1	Particulars of the Company
	Name of Company:	ClearWave N.V.

	Registered Number:	34120978
	Registered Office:	Strawinskylaan 707,1077XX
Amsterdam
	Date and place of incorporation:	17-09-1999
Amsterdam
	Issued share capital:	EUR 24,000,000.0
	Shareholders and shares held:	Telesystem International Wireless
Corporation N.V.:
Class A shares 177,351 (par value EUR 0.10);
and
Class B shares 38,230,950
(par value EUR 0.50).
Telesystem (Antilles) Corporation N.V.:
Class A shares 45,681,938
(par value EUR 0.10).
Canadian Depository for Securities Ltd. (holding
on behalf of a small group of outside
shareholders):
Class A shares 9,209 (par value EUR 0.10).
ClearWave N.V. (in its own capital):
Class C shares 2,976,752 (par value EUR 0.10).
	Directors:	Telesystem International Wireless Corporation
N.V.

2	Particulars of the Subsidiaries
	Name of Subsidiary:	MobiFon Holdings B.V.

	Registered Number:	34171018
	Registered Office:	Strawinskylaan 707,1077XX
Amsterdam
	Date and place of incorporation:	15-03-2002
Amsterdam
	Issued share capital:	EUR 18,100.00
	Shareholders and shares held:	ClearWave N.V. (sole shareholder)
	Directors:	ClearWave N.V.
	Name of Subsidiary:	Oskar Finance B.V.

	Registered Number:	34213987
	Registered Office:	Strawinskylaan 707,1077XX
Amsterdam
	Date and place of incorporation:	06-10-2004
Amsterdam
	Issued share capital:	EUR 18,100.00
	Shareholders and shares held:	Oskar Holding N.V. (sole shareholder)
	Directors:	Oskar Holding N.V.

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Name of Subsidiary:	MobiFon S.A.

Registered Number:	Bucharest Trade Registry No: J/40/9852/1996
Unique Registration Code (CUE)(R)8971726
Registered Office:	Bucharest, Strada Avrig No. 3, Sector 2,
Romania
Date and place of incorporation:	25 November 1996 - Bucharest
Issued share capital:	ROL 712,922,778,750 divided into 190,112,741
issued and fully paid shares with a nominal
value of ROL 3,750 each
Shareholders and shares held:
MobiFon Holdings B.V	150,189,085 shares
Vodafone Europe B.V	38,212,641 shares
Dargate Limited	1,711,012 shares
Margriet Zwarts	1 share
Bruno Ducharme	1 share
André Gauthier	1 share
Directors:	James Joseph Jackson
Alexander Tolstoy
André Gauthier
Emanuele Tournon*
Timothy James Harrabin*
Markus Pedriks*
Jonathan Meggs*
Vasile Bontas
*NOTE: By a shareholders' resolution dated
27 January 2005, Emanuele Tournon and James
Timothy Harrabin were replaced by Peter Walz
and Jurgen Von Kuczkowski, such resolution is
pending registration with the Bucharest Trade
Registry.
Secretary:	Aurelia Dragomirescu
Name of Subsidiary:	Oskar Holding N.V.

Registered Number:	34119084
Registered Office:	Strawinskylaan 707,1077XX
Amsterdam
Date and place of incorporation:	11-08-1999
Amsterdam
Issued share capital:	EUR 5,257,481.00
Shareholders and shares held:	ClearWave N.V. (sole shareholder)
Directors:	Cornelis van Ravenhorst
Alexander Tolstoy
Yves Norman
Supervisory Board:	Margriet Zwarts
Bruno Ducharme
André Gauthier
James Joseph Jackson

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Name of Subsidiary:	Oskar Mobil a.s.

Registered Number:	25788001
Registered Office:	Vinohradska 167,100 00 Praha 10
Czech Republic
Date and place of incorporation:	19 August 1999
Issued share capital:	CSK 13,646,679,380 divided into: (i) 6,702,000
common registered shares with a nominal value
of CZK 1,000 each; (ii) 10 preferred (priority)
registered shares with a nominal value of
CZK 1,000 each; and (iii) 694,466,938 common
registered shares with a nominal value of
CZK 10 each.
Shareholders and shares held:	Oskar Finance B.V. is the registered holder of:
(i) 6,685,245 common registered shares with a
nominal value of CZK 1,000 each; (ii) 10
preferred (priority) registered shares with a
nominal value of CZK 1,000 each; and (iii)
694,466,938 common registered shares with a
nominal value of CZK 10 each (all such shares
in aggregate representing 99.87% of the
registered capital of Oskar Mobil a.s.)
United-Pan Europe Communications N.V. is the
registered holder (and Oskar Finance B.V. is the
beneficial owner) of 16,755 common registered
shares with a nominal value of CZK 1,000 each
(representing 0.13% of the registered capital of
Oskar Mobil a.s.)
Directors:	Alexander Tolstoy (Chairperson)
Karla Dorothy Stephens (Vice Chairperson)
Muriel Anton
Mario Mele
Frederick W Hrenchuk
Name of Subsidiary:	The Phone House s.r.o,

Registered Number:	25724533, registered with the Municipal Court
of Prague, Part C, 64522
Registered Office:	Delmicka 213, Prague 7, 17004
Date and place of incorporation:	4 January, 1999, Prague
Issued share capital:	N/A; capital injection at inception of
CZK100,000
Shareholders and shares held:	Oskar Mobil a.s. no shares held
Directors:	André Jerome

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Name of Subsidiary:	ClearWave Services Mauritius Ltd.

Registered Number:	24170/5709
Registered Office:	608 St. James Court, St. Denis Street, Port
Louis, Mauritius
Date and place of incorporation:	23 March 2000, Mauritius
Issued share capital:	US$2.00
Shareholders and shares held:	ClearWave N.V. is the registered holder of 2
issued and fully paid ordinary shares of par
value US$1.00 each
Directors:	Yves Normand
Aslam Koomar
Shariff Golam Hossen
Secretary:	Valmet (Mauritius) Limited

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Schedule 3
Closing Obligations

1 General Obligations

1.1 The Seller's Obligations

On Closing, the Seller shall deliver or make available to the Purchaser the following:

1.1.1 evidence of the due fulfilment of the conditions set out in Clause 4 for which the Seller is responsible;

1.1.2 evidence that the Seller is authorised to execute this Agreement, the Framework Agreement and the Local Transfer Documents (including, where relevant, any notarial deeds referred to in this Schedule).

1.2 The Purchaser's Obligations

On Closing, the Purchaser shall deliver or make available to the Seller the following:

1.2.1 evidence of the due fulfilment of the conditions set out in Clause 4 for which the Purchaser is responsible;

1.2.2 evidence that the Purchaser is authorised to execute this Agreement, the Framework Agreement and the Local Transfer Documents (including, where relevant, any notarial deeds referred to in this Schedule).

2 Transfer of the Shares

2.1 General Transfer Obligations

On Closing, the Seller and the Purchaser shall procure the execution and delivery of Local Transfer Documents and the taking of such steps as are required to transfer the Shares.

2.2 Specific Transfer Obligations

For the purposes of compliance with paragraph 2.1, the Seller and the Purchaser shall do or procure the following:

2.2.1 that a civil law notary executes the deeds of transfer of the Shares after having received a power of attorney (notarized and (for the Seller) together with a statement from a qualified lawyer that the person(s) who signed on behalf of the Seller is/are authorised to do so (bevoegdheidsverklaring)) signed on behalf of the Purchaser, the Seller and the Company;

2.2.2 that the Company acknowledges the transfer of the Shares; and

2.2.3 following the transfer of the Shares, the civil law notary shall register the transfer of the Shares in the shareholders register.

3 Further Obligations in Addition to Transfer

3.1 General Obligations

The Seller shall deliver or make available to the Purchaser the following:

3.1.1 the written resignations in the Agreed Terms (and legalised by a notary where required) of such of the directors and officers of the Group Companies (other than nominees of Minorities) as the Purchaser shall have notified to the Seller at least 10 Business Days prior to Closing, to take effect on Closing;

3.1.2 evidence that all persons holding share(s) in any Group Company (other than the Minorities) under a nominee-type arrangement or any arrangement having a similar effect have transferred such share(s) to such other persons as the Purchaser may specify, to take effect on Closing provided that, so as not to trigger the right of first refusal of Dargate Limited in relation to MobiFon, the shares held by M. Zwarts, B. Ducharme and A. Gauthier shall be transferred after Closing or at such other time or in such other way as the Purchaser may reasonably request;

3.1.3 if practicable and to the extent so required by the Purchaser at least 10 Business Days prior to Closing, the Seller having used reasonable endeavours to obtain the same, the written resignations of the auditors of each Group Company concerned to take effect on Closing, with acknowledgements signed by each of them in a form satisfactory to the Purchaser to the effect that they have no claim against any Group Company or otherwise complying with any relevant law or regulation;

3.1.4 if the Purchaser so requires, irrevocable powers of attorney or such other appropriate document (in such form and terms as the Purchaser may reasonably require) executed by each of the holders of the Shares in favour of the Purchaser or as it may direct to enable the Purchaser (pending registration of the relevant transfers) to exercise post-Closing all voting and other rights attaching to the Shares and to appoint proxies for this purpose;

3.1.5 written waivers or consents in relation to pre-emption rights (if any) as the Purchaser may reasonably require signed by shareholders of the Group Companies to enable the Purchaser or its nominees to be registered as holder(s) of the Shares;

3.1.6 evidence reasonably satisfactory to the Purchaser of the termination of any agreements between the Group Companies and the Seller or other members of the Seller's Group, to take effect no later than Closing and without cost to the Group Companies;

3.1.7 releases or waivers in terms reasonably acceptable to the Purchaser in respect of any Encumbrances affecting any of the Shares;

3.1.8 any releases which the parties have obtained under Clause 10.1.4;

3.1.9 in each case where the said information is not in the possession of the relevant Group Company, the corporate books and records, duly written up-to-date), including the shareholders' register and share certificates in respect of each Group Company, and all other books and records, all to the extent required to be kept by each Group Company under the law of its jurisdiction of incorporation;

3.1.10 evidence as to:

(i) the acceptance by shareholders or by the general meeting or the directors of each of the relevant Group Companies of the resignations referred to in paragraph 3.1.1 and of the appointment of such persons to take effect on Closing (within the maximum number permitted by the constitutional documents of the Group Company concerned) as the Purchaser shall have nominated as directors or officers;

(ii) the acceptance by shareholders or the directors of the relevant Group Companies of the resignation of the auditors to take effect on Closing referred to in paragraph 3.1.3 and of the appointment of such auditors as the Purchasers may nominate, where such acceptance or approval is required by law or under the constitutional documents of the Group Company concerned;

3.1.11 save to the extent that the Purchaser notifies the Seller to the contrary, evidence reasonably satisfactory to the Purchaser of the revocation of existing authorities given by any Group Company to banks (in respect of the operation of its bank accounts), insofar as they confer authority to operate any bank account of a Group Company on any person not an employee of a Group Company and giving authority in favour of such persons as the Purchaser may nominate to operate such accounts.

Schedule 4
Seller's Warranties

1 Corporate Information

1.1 The Shares and the Group Companies

1.1.1 The shareholders specified in Schedule 1:

(i) are the sole legal and beneficial owners of the Shares set opposite their names in that paragraph; and

(ii) have the right to exercise all voting and other rights over those Shares.

1.1.2 The Shares comprise 99.99% of the issued share capital of the Company. The Shares have been properly and validly issued and allotted and are each fully paid.

1.1.3 The shareholders specified in Schedule 2:

(i) are the sole legal and beneficial owners of the Subsidiaries Shares; and

(ii) have the right to exercise all voting and other rights over such shares.

1.1.4 The shares in the Subsidiaries detailed in Schedule 2 comprise the whole of the issued share capital of the Subsidiaries, save that the Subsidiaries Shares include only:

(i) 79.00% of the issued share capital of MobiFon; and

(ii) 99.87% of the issued share capital of Oskar.

The Subsidiaries Shares have been properly and validly issued and each are fully paid.

1.1.5 No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale or transfer, amortisation or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of any Group Company under any option, agreement or other arrangement (including conversion rights and rights of pre-emption).

1.1.6 There are no Encumbrances on any of the Shares or on any of the Subsidiaries Shares.

1.1.7 All consents required for the transfer of the Shares pursuant to this Agreement have been obtained or will be obtained by Closing.

1.1.8 The Shares and the Subsidiaries Shares have not been and are not listed on any stock exchange or regulated market.

1.1.9 No Group Company has any interest in, or has agreed to acquire, any share capital or other security referred to in paragraph 1.1.5 of any other company (wherever incorporated) other than the Subsidiaries Shares.

1.1.10 The particulars contained in Schedule 2 are true and accurate.

1.2 Constitutional Documents, Corporate registers and minute books

1.2.1 The constitutional documents of the Group Companies in the Data Room are true and accurate copies of the constitutional documents of the Group Companies. There are no outstanding material breaches by any Group Company of its constitutional documents.

1.2.2 The registers and minute books required to be maintained by each Group Company under the laws applicable to it:

(i) are up-to-date; and

(ii) are maintained in accordance with applicable law

in each case in all material respects.

1.2.3 All registers and books referred to in paragraph 1.2.2 are in the possession (or under the control) of the relevant Group Company.

2 Accounts

2.1 Audited Accounts

The audited accounts of each Group Company for the twelve month period ended on 31 December 2003 have been prepared:

2.1.1 in accordance with applicable law and with US GAAP at that date, save for the accounts of ClearWave Services Mauritius Ltd which are prepared in accordance with IFRS; and

2.1.2 subject to paragraph 2.1.1, on a basis consistent with that adopted in preparing the audited accounts of such Group Company for the previous two financial years where prepared,

and present fairly in all material respects the financial condition, results of operations and cash flows of the Group Companies at the Accounts Date and for the period concerned.

2.2 Unaudited Accounts

2.2.1 The unaudited financial information relating to the Group contained in the preliminary announcement of the results of the Seller's Group for the 12 months ended on the Unaudited Accounts Date released on 22 February 2005 (the ''Preliminary Results Announcement'') have been prepared with all due care and attention and all material respects in accordance with the accounting principles, standards and practices used in preparing the Accounts applied on a consistent basis.

2.2.2 The Preliminary Results Announcement does not misstate the assets and liabilities of the Group as at the Unaudited Accounts Date nor the profits or losses of the Group for the period concerned, in each case to an extent which is material in the context of the Group.

3 Business Issues Since the Unaudited Accounts Date

Since the Unaudited Accounts Date and other than as disclosed in the Preliminary Results Announcement:

3.1 there has been no adverse change in the financial condition, results of operations and cash flows of the Group which is material in the context of the Group and, so far as the Seller is aware, no event, fact or matter has occurred or is likely to occur which will or is likely to give rise to any such change;

3.2 the business of the Group has not been adversely affected by any abnormal factor to an extent which is material in the context of the Group (whether or not affecting similar businesses to a like extent) and, so far as the Seller is aware, there are no facts which are likely to give rise to any such effects;

3.3 the business of the Group has been carried on as a going concern in the ordinary and usual course, without any material interruption or material alteration in its nature, scope or manner;

3.4 other than in the ordinary and usual course of business and other than as provided for in the Budget, no commitment has been entered into by any Group Company involving expenditure by any Group Company of over US$2 million;

3.5 no Group Company has declared, made or paid any dividend or other distribution to its members, other than to another Group Company;

3.6 no Group Company has allotted or issued or agreed to allot or issue any share capital or any other security giving rise to a right over its capital; and

3.7 no Group Company has redeemed or purchased or agreed to redeem or purchase any of its share capital.

4 Financial Obligations

4.1 Financial Facilities

Details of all financial facilities (including loans, derivatives, hedging, factoring or securitisation arrangements) and amounts drawn down under those facilities, in each case exceeding US$2 million, outstanding or available to the Group Companies, and whether or not of a type required to be reflected in the Preliminary Results Announcement, are given in the Disclosure Letter.

4.2 Guarantees

Other than in the ordinary and usual course of business, there is no outstanding guarantee, indemnity, suretyship or security given:

4.2.1 by any Group Company; or

4.2.2 by any person other than a Group Company for the benefit of any Group Company.

4.3 No Default

So far as the Seller is aware, no Group Company is in default under, or has received any outstanding notice of default under, any of the facilities mentioned in paragraph 4.1.

5 Assets

5.1 The Properties

5.1.1 The Group Companies have good title to the Properties, free from Encumbrances except such as do not materially affect the value of the relevant Property and do not interfere with the use made and proposed to be made of the relevant Property by the Group.

5.1.2 Any lease under which a Property is held by a Group Company is valid, subsisting and enforceable, and there are no outstanding breaches by any Group Company in respect of any such lease, in each such case with such exceptions as are not material and do not interfere with the use made and proposed to be made of the relevant property by the Group.

5.1.3 The Group owns or leases all properties as are necessary to the conduct of the operations of the Group taken as a whole, as conducted at the date of this Agreement.

5.2 Ownership of Assets

Save to an extent which is not material to the carrying on of the Group's business as now carried on, all assets reflected in the Preliminary Results Announcement as belonging to the Group, or acquired by the Group since 31 December 2004, including, without limitation, the Group's Networks, other than any assets disposed of or realised in the ordinary and usual course of business, and excepting rights and retention of title arrangements arising by operation of law in the ordinary and usual course of business:

5.2.1 are legally and beneficially owned by the Group Companies; and

5.2.2 are not the subject of an Encumbrance.

5.3 Sufficiency of Assets

The property, rights and assets owned, leased or otherwise used by the Group Companies comprise all the property, rights and assets necessary for the carrying on of the business of the Group substantially in the manner in which, and to the extent to which, it is conducted at the date of this Agreement.

6 Intellectual Property and Information Technology

6.1 For the purposes of this paragraph 6:

6.1.1 ''Business IP'' means all material Intellectual Property which is used or intended to be used in or in connection with the business of any Group Company;

6.1.2 ''Business IT'' means all material Information Technology which is owned by and/or which is used or intended to be used in connection with the business of any Group Company; and

6.1.3 ''Information Technology'' means computer systems, communication systems, software and hardware.

6.2 All Business IP is either legally and beneficially owned or lawfully used with the consent of the owner in accordance with the terms of the relevant licence, with such exceptions as are not material and do not interfere with the use made or proposed to be made of the relevant Business IP.

6.3 No member of the Seller's Group is aware of any facts or circumstances which would materially jeopardise the use of the Business IP by the Group (including the existence of any Encumbrance or any licence or authority in favour of another).

6.4 All of the Business IT is owned by or licensed to a Group Company.

6.5 The Business IT is in good working order in all respects material to the conduct of the Group's business. The present capacity and performance of the Business IT is sufficient to satisfy the current business requirements (including requirements as to data volumes) of the Group as well as those requirements projected in the Budget and, in respect of Oskar, the current service and application portfolio, assuming the capital expenditure provided for in the Budget and in the Business Plan in respect of the year to 31 December 2006, is scaleable to provide services (as currently offered to subscribers) to the number of subscribers forecast in the Business Plan for the years ended 31 December 2005 and 31 December 2006.

6.6 So far as the Seller is aware, there is no current fact or matter which would be likely to give rise to any performance reductions or breakdowns of, or logical or physical intrusions to, any Business IT or loss of data which could have a material effect on use of the Business IT by the business of any Group Company.

6.7 Each Group Company has in place adequate procedures, for the type of business that each such Group Company operates:

6.7.1 to take and store on-site and off-site back-up copies of the software and data in the Business IT; and

6.7.2 to minimise unauthorised access to and the introduction of viruses and other contaminants into the Business IT.

6.8 In the event that the third party service providers who provide maintenance and/or support services for the Business IT cease or are unable to do so, each Group Company has all the necessary rights, expertise and information necessary to maintain and support, either internally or through the engagement of other third party service providers, its Business IT.

6.9 Upon the implementation of the legislation pertaining to the redenomination of the Romanian currency, the Business IT of MobiFon will be capable, in all material respects, to handle the conversion of data necessary to reflect such redenomination.

7 Trading Arrangements

7.1 Contracts

Other than in the ordinary and usual course of business, no Group Company is a party to

7.1.1 any contract under which any Group Company has a liability in excess of US$1 million and which is not wholly on an arm's length basis;

7.1.2 any contract which restricts the freedom of any Group Company to carry on its business in any part of the world in such manner as it thinks fit or which would, following Closing, restrict such freedom on the part of any member of the Vodafone Group; or

7.1.3 any contract with any member of the Seller's Group (other than a Group Company) or with any director, officer or employee of any such company.

7.2 Compliance with Contracts

So far as the Seller is aware, neither any Group Company, nor any counterparty to any contract to which any Group Company is a party, is in breach of any contract, the effect of which breach could be material in the context of the Group.

8 Effect of Sale of the Shares

Neither entering into, nor compliance with, nor completion of, this Agreement will, or, so far as the Seller is aware, is likely to result in a breach of, or give any third party a right to terminate or vary, or result in the creation of any Encumbrance under any contract, arrangement, licence or other instrument to which any Group Company is a party or result in a breach of any order, judgment or decree of any Court, governmental agency or regulatory body by which any Group Company is bound, in any such case the effect of which would be or is likely to be material in the context of the Group.

9 Telecoms Licences

9.1 Each of the Group Companies holds or has the benefit of all necessary trade permits, authorisations and licences for the carrying on of its present and proposed business as a telecommunications service provider (''Telecoms Licences''), with such exceptions as are not material and do not interfere with the business or proposed business of the Group.

9.2 The Telecoms Licences held by or relied on by the Group Companies are valid, binding and enforceable.

9.3 None of the Group Companies is in breach, or alleged breach, of any term of its Telecoms Licences and there is no investigation, enquiry or proceeding outstanding or anticipated which is likely to result in the suspension, cancellation, modification or revocation of any such Telecoms Licences which would materially affect the ability of the Group Companies to carry on their respective businesses.

10 Employees

10.1 Termination of Employment

No Senior Employee has been given or, so far as the Seller is aware, given notice terminating his or her employment.

10.2 Industrial Disputes

No Group Company is involved in any strike or industrial or trade dispute or any dispute or negotiation regarding a claim of material importance with any trade union or other body representing employees or former employees of any Group Company. So far as the Seller is aware, no such strike, dispute or negotiation is pending or threatened.

11 Legal Compliance 11.1 Licences and Consents

11.1.1 All licences, consents, authorisations, orders, warrants, confirmations, permissions, certificates, approvals, registrations, service provider agreements, interconnection agreements, network access agreements and authorities (together, ''Licences'') necessary for the carrying on of the business of each Group Company as now carried on have been obtained are in full force and effect and are being complied with by the relevant Group Company, in each such case in all respects material in the context of the Group.

11.1.2 There is no investigation, enquiry or proceeding outstanding or, so far as the Seller is aware, pending or threatened which is likely to result in the suspension, cancellation, modification or revocation of any Licence material in the context of the Group.

11.1.3 So far as the Seller is aware, none of the Licences is likely to be suspended, modified or revoked or not renewed (whether as a result of the entry into or completion of this Agreement or otherwise) in a manner which is material in the context of the Group.

11.2 Compliance with Laws

11.2.1 Each Group Company has conducted and is conducting, in all respects material in the context of the Group, its business in compliance with applicable laws and regulations of each jurisdiction to which its business is subject including, without limitation, US federal securities laws (including, without limitation, the US Foreign Corrupt Practices Act of 1977).

11.2.2 So far as the Seller is aware, there is no investigation, disciplinary proceeding or enquiry by, or order, decree, decision or judgment of, any court, tribunal, arbitrator, governmental agency or regulatory body outstanding against any Group Company or any person for whose acts or defaults it may be vicariously liable which will or is likely to have a material adverse effect upon the business of the Group and which would or could be material in the context of the Group.

11.2.3 No Group Company has received any outstanding notice from any court, tribunal, arbitrator, governmental agency or regulatory body with respect to a violation and/or failure to comply with any such applicable law or regulation, or requiring it to take or omit any action which in any case would have a material adverse effect on the business of the Group.

12 Litigation

12.1 Current Proceedings

So far as the Seller is aware, no Group Company is involved whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration which in any such case may lead to liability of or costs for any Group Company in excess of US$1 million.

12.2 Pending or Threatened Proceedings

So far as the Seller is aware, no such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration is pending or threatened by or against any Group Company.

12.3 No Court Orders etc.

So far as the Seller is aware, no Group Company, nor any of the properties, assets or operations of any Group Company, is subject to any continuing injunction, judgment or order of any Court, arbitrator, governmental agency or regulatory body, nor is it in default under any order, licence, regulation or demand of any governmental agency or regulatory body or with respect to any order, suit, injunction or decree of any Court which, in any such case, is material in the context of the Group.

13 Insurance

13.1 Each Group Company has the benefit of insurance cover provided by insurers of recognised financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged.

13.2 Each Group Company is in compliance with the terms of such insurance in all material respects; and, so far as the Seller is aware, there are no claims in excess of US$1 million by any Group Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

14 Taxation matters

14.1 Taxation Residence

14.1.1 Each Group Company is tax resident only in the jurisdiction where it was incorporated and has no material Taxation liabilities, whether actual or contingent, in any jurisdiction other than in the jurisdiction of its incorporation.

14.2 Administration

All returns, computations, other filings and information which are or have been required to be made and/or submitted or (in the case of information) provided, to a Tax Authority by any Group Company for any Taxation purpose have been properly made and/or submitted or (in the case of information) provided within the requisite periods and are up-to-date and correct in all material respects and none of them is, or, so far as the Seller is aware, is likely to be, the subject of any material dispute with any Taxation Authority.

14.3 Taxation Payments, Liabilities and Relief

14.3.1 Each Group Company has paid within the requisite time limits, all Taxation due and/or payable by, or which has crystallised in relation to, such Group Company (whether directly or by withholding or deduction from any payment made by it) on or prior to the date on which this warranty is given.

14.3.2 Full liability has been accounted for or full provision or reserve has been made in the Accounts for all Taxation liable to be assessed or for which each Group Company is or may become accountable and/or liable. Proper provision, reserve or liability for deferred Taxation has been made in the Accounts.

14.3.3 The entry into or completion of this Agreement will not result in any Taxation liability of any Group Company, nor directly or indirectly cause or contribute to the disallowance or non-availability of any Taxation benefit or relief (whether by way of deduction, reduction, set-off, exemption, allowance or otherwise) from, against or in respect of any Taxation which could or might be effectively withdrawn, postponed, restricted, clawed back or otherwise lost as result of entry into or completion of this Agreement.

14.3.4 No Group Company is or will become liable to pay or make any reimbursement of or in respect of any Taxation (or amounts corresponding thereto) in consequence of the failure by any other person to discharge any Taxation, where such Taxation relates to a profit, income or gain, transaction, event, omission or circumstance arising, occurring or deemed to arise or occur (whether wholly or partly) on or prior to the Closing Date.

14.4 Anti-avoidance Provisions

No Group Company has engaged in or been a party to any scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance of Taxation, which the Taxation authorities might reasonably seek to set aside or cancel on the basis of anti-avoidance law.

14.5 Base Values and Costs of Acquisition

If each of the assets (other than trading stock) taken as a whole of each Group Company was disposed of for a consideration equal to the book value of that asset in, or adopted for the purpose of, the Accounts, no liability to Taxation not fully provided for in the Accounts would arise.

14.6 Value Added Taxation Registration

Each Group Company that is a taxable person or is required to be registered for the purposes of VAT is duly registered and has maintained and will maintain complete, correct and up-to-date records for the purposes of relevant legislation.

14.7 Disputes

Neither the Seller nor any Group Company is involved in any audit, inquiry, investigation, examination and/or dispute with any Tax Authority and/or other appropriate fiscal authority concerning any matter which is, or is reasonably likely to result in an adverse effect in relation to the Group.

14.8 Documents

Each Group Company maintains and retains complete, correct and up to date information, documents and records, in each case in all material respects, for the purpose of computing and evidencing its liabilities to any Taxation or as are required for a purpose relating to Taxation.

15 General

15.1 Authority and Capacity

15.1.1 Each of the Seller and each Group Company is validly existing and is a company duly incorporated under the law of its jurisdiction of incorporation.

15.1.2 The Seller has the legal right and full power and authority to enter into and perform this Agreement, any Local Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Local Transfer Document.

15.1.3 The documents referred to in paragraph 15.1.2 will, when executed, constitute valid and binding obligations on the Seller, in accordance with their respective terms.

15.1.4 Save for the approval of its shareholders specified in Clause 4.1.1, the Seller has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and to perform this Agreement, any Local Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Local Transfer Document.

15.2 Insolvency etc.

15.2.1 No Group Company nor the Seller is insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

15.2.2 No Group Company nor the Seller has been held in any default by its lenders under any debt financing which has not been cured or waived.

15.2.3 There are no proceedings in relation to any compromise or arrangement with creditors or any winding-up, bankruptcy or other insolvency proceedings concerning any Group Company or the Seller and no events have occurred which, under applicable laws, would justify such proceedings.

15.2.4 So far as the Seller is aware, no steps have been taken to enforce any security over any assets of any Group Company or of the Seller and no event has occurred to give the right to enforce such security.

Schedule 5
Purchaser's Warranties

1 Authority and Capacity

1.1 Incorporation

The Purchaser is validly existing and a company duly incorporated and registered under the laws of The Netherlands.

1.2 Authority to enter into this Agreement

1.2.1 The Purchaser has the legal right and full power and authority to enter into and perform this Agreement and, in the case of the Purchaser, any Local Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Local Transfer Document.

1.2.2 The documents referred to in paragraph 1.2.1 will, when executed, constitute valid and binding obligations on the Purchaser in accordance with their respective terms.

1.3 Authorisation

The Purchaser has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and perform this Agreement, any Local Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Local Transfer Document.

1.4 Insolvency etc.

1.4.1 The Purchaser is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

1.4.2 The Purchaser has not been held in any default by its lenders under any of its debt financing which has not been cured or waived.

1.4.3 There are no proceedings in relation to any compromise or arrangement with creditors or any winding-up, bankruptcy or other insolvency proceedings concerning the Purchaser and no events have occurred which, under applicable laws, would justify such proceedings.

1.4.4 So far as the Purchaser is aware, no steps have been taken to enforce any security over any assets of the Purchaser and no event has occurred to give the right to enforce such security.

1.5 The Purchaser is a wholly owned indirect subsidiary of Vodafone Group Plc.

Schedule 6
List of Persons referred to in Clause 8.4

James J. Jackson
Karla Dorothy Stephens
Alexander Tolstoy
Ted Lattimore
Muriel Anton
Mario Mele
Terry Enepekides
Catharine Allard
André Gauthier
Bruno Ducharme
Margriet Zwarts
Jacques Langevin

Contents		Page

1	Interpretation	I-2
2	Agreement to Sell the Shares and Procure the Repayment of the Intercompany Loan	I-7
3	Price	I-9
4	Conditions	I-9
5	Pre-Closing	I-10
6	Closing	I-13
7	Warranties	I-14
8	Termination and Breach	I-15
9	Confidentiality	I-17
10	Other Provisions	I-18
Schedule 1 Details of the Shares		I-23
Schedule 2 Companies and Subsidiaries		I-24
Schedule 3 Closing Obligations		I-28
Schedule 4 Seller's Warranties		I-30
Schedule 5 Purchaser's Warranties		I-38
Schedule 6 List of Persons referred to in Clause 8.4		I-39